Form 10-K, Exhibit 13
period 1993-12-31
MGM GRAND INC
filed 1994-03-29
CIK 789570

                        MGM Grand, Inc and Subsidiaries

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

As of December 31, 1993 and 1992, the Company held cash and cash equivalents of $211,305,000 and $579,963,000, respectively. Cash used in operating activities for 1993 was $37,596,000 versus cash provided of $12,251,000 for 1992.

In August 1991 and October 1992, the Company completed rights offerings of common stock. Total common stock sold in the 1991 offering was 17,210,489 shares at $12 per share, resulting in net proceeds of approximately $200,000,000. The 1992 offering resulted in the sale of 5,785,918 shares at $17.50 per share, resulting in net proceeds of approximately $100,000,000.

In May 1991, the Company borrowed $20,000,000 from Tracinda at a commercial lending market rate pursuant to a Term Promissory Note, the proceeds of which were used to repurchase shares of the Company's common stock in accordance with the Marina Hotel and Casino Purchase Agreement. The loan was repaid in full on July 24, 1991.

The sale of the Desert Inn Hotel and Casino in December 1991 for approximately $130,000,000 realized net sale proceeds in excess of assets sold of $11,757,000.

The Company's $100,000,000 bank facility was used during a portion of 1991 in connection with the development of hotel/casino properties and for general corporate purposes. The facility terminated on December 20, 1991.

In May 1992, MGM Grand Hotel Finance Corp. completed a public offering of $220,000,000 of seven year 11 3/4% First Mortgage Notes and $253,000,000 of ten year 12% First Mortgage Notes, realizing net cash proceeds of approximately $454,000,000 after underwriting and other related offering costs. Also in May 1992, MGM Grand Hotel Finance Corp. obtained a $60,000,000 bank line of credit for the MGM Grand Hotel and Theme Park.

In June 1993, Grand Laundry, Inc., a wholly-owned subsidiary of the Company, obtained a $10 million loan from a financial institution for a laundry facility constructed in North Las Vegas, Nevada. The facility was completed in December 1993, and provides the laundry and dry cleaning services for the MGM Grand Hotel.

In August 1993, the Company completed a public offering of common stock. Total common stock sold was 1,955,000 shares at $37.75 per share, resulting in net proceeds of approximately $70,600,000.

During 1993, the Company completed equipment lease financings for Hotel/Casino and Theme Park equipment. See Note 12.

Capital expenditures in 1993 were $480,054,000, consisting of $5,568,000 for refurbishment of aircraft and spare parts, and $474,454,000 for expenditures related to the MGM Grand Hotel and Theme Park project, and $32,000 related to furniture, fixtures and equipment.

Capital expenditures in 1992 were $222,229,000 consisting of $4,669,000 for refurbishment of aircraft and spare parts, and $217,207,000 for expenditures related to the MGM Grand Hotel and Theme Park project, and $353,000 related to furniture, fixtures and equipment.

In addition to final construction expenditures of $96,844,000 accrued at December 31, 1993, expenditures for 1994 are expected to be $19,855,000, consisting of $15,000,000 at the MGM Grand Hotel and Theme Park for general property improvements, and $4,855,000 for aircraft refurbishment by MGM Grand Air, including airframe and engine overhauls and spare parts.

The Company expects to finance operations and capital expenditures through cash flow from operations, cash on hand, and the bank line of credit.

Results of Operations

The Company operates in two industry segments: Hotel/Casino--the operations of the MGM Grand Hotel commencing on December 18, 1993 and Airline--the operations of MGM Grand Air.

1993 Compared to 1992

MGM Grand Hotel commenced operations on December 18, 1993. Net revenues for the year ended December 31, 1993 were $37,016,000. Casino revenue for the 14-day period ended December 31, 1993 was $26,700,000. Table game win percentage was 21.7%. Room revenue for the period was $2,897,000 on an occupancy of 58%. In order to open the Grand Hotel three months ahead of schedule, only 3,500 rooms were available for rent. Management believes that the remaining rooms will be available by the end of February 1994. Theme Park revenue was $2,014,000 for the period. The operating loss of $39,691,000 in 1993 includes a non-recurring charge of $45,130,000 for Pre-opening costs. Pre-opening costs include direct project salaries, advertising and other pre-opening services incurred during the pre-opening period of the MGM Grand Hotel and Theme Park.

MGM Grand Air revenues for the year ended December 31, 1993 were $20,784,000 compared to $50,005,000 for the year ended December 31, 1992, representing a decrease of $29,221,000 (58%). The 1992 period included $29,488,000 of revenue from MGM Grand Air's scheduled service which was terminated on December 31, 1992. Charter and other revenue increased $514,000 (3%) due to the use of equipment from scheduled service for the charter. Operating expenses (before non-recurring adjustments) decreased $28,562,000 (48%) due to the termination of scheduled service offset by a $241,000 (6% per gallon) increase in the cost of fuel. The 1992 operating expenses included a $4,646,000 charge related to the termination of scheduled service and the bankruptcy of a charter customer. The operating loss in 1993 includes an adjustment of $68,948,000 resulting from the revaluation of the carrying value of aircraft and related equipment.

Interest and other income. Interest and other income was $12,247,000 for the year ended 1993 versus $16,455,000 for the year ended 1992. Interest was higher during the 1992 period as a result of short term investment of net proceeds from the issuance of the First Mortgage Notes and the rights offerings. Invested fund balances decreased during 1993 due to construction requirements.

Interest expense. Interest incurred was $59,472,000 for the year ended 1993, compared to $37,733,000 for the year ended 1992. Capitalized interest was $52,876,000 in 1993 and $19,811,000 in 1992. The increased interest expense resulted from a full year of interest on the First Mortgage Notes during 1993.

Income Taxes. Effective January 1993, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). The standard requires the recognition of deferred tax assets, net of applicable reserves, related to the net operating loss carryforward and certain temporary differences. The cumulative effect of adopting the provisions of SFAS 109 as of January 1, 1993 had no impact on the Company's financial position or results of operations. (See Note 13).

Impact of changing prices. Future operating results could be unfavorably impacted to the extent that inflation reduces discretionary income for hotel/casino/theme park customers and increases travel costs for airline travelers. In addition, inflation impacts liquidity and operations by raising the replacement cost of property and equipment.

1992 Compared to 1991

MGM Grand Air had revenues for the year ended December 31, 1992 of $50,005,000 compared to $47,317,000 for 1991, an increase of $2,688,000, or 5%. Passenger revenue from scheduled service decreased $8,053,000 (22%), and charter and other revenues increased $10,741,000 (102%). While the number of passengers increased by 14%, passenger revenue declined by 9%. The load factor declined 3 percentage points from 54% to 51%. The decline in passenger revenue and revenue per passenger was due to the continuing recession and increased price and service competition. MGM Grand Air terminated scheduled service on December 31, 1992 to concentrate on charter operations. The increase in charter revenues resulted primarily from NBA teams, entertainment tour bookings and flights to the Summer Olympic Games. The operating loss increased from $4,914,000 in 1991 to $13,732,000 in 1992, primarily because of the decline in passenger revenue and $4,646,000 of additional charges associated with the termination of scheduled service and the bankruptcy of a charter customer.

Interest and other income. Interest and other income was $16,455,000 for the year ended 1992 versus $2,717,000 for the year ended 1991. Interest was higher during the 1992 period as a result of short term investment of net proceeds from the issuance of the First Mortgage Notes and the rights offerings.

Interest expense. Interest incurred was $37,733,000 for the year ended 1992, compared to $4,969,000 for the year ended 1991. Capitalized interest was $19,811,000 in 1992 and $4,947,000 in 1991. The increased interest expense was for interest on the First Mortgage Notes.

                        MGM Grand, Inc and Subsidiaries

                       CONSOLIDATED STATEMENTS OF OPERATIONS

                                              For the years ended December 31,
[In thousands, except share data]                1993       1992      1991
..............................................................................
Revenues:
  Casino                                       $  26,702  $    --   $ 56,135
  Rooms                                            2,897       --     18,862
  Food and beverage                                2,351       --     12,857
  Other hotel/casino                               5,066       --     11,692
  Airline                                         20,784    50,005    47,317
                                               ---------  --------  --------
                                                  57,800    50,005   146,863
                                               ---------  --------  --------
Expenses:
  Casino                                           9,341       --     37,098
  Rooms                                            1,016       --      7,957
  Food and beverage                                2,529       --     14,631
  Other hotel/casino                               5,777       --      9,740
  Airline                                         20,599    43,995    32,445
  Selling, general and administrative             19,679    17,617    45,549
  Depreciation and amortization                    8,018     6,998    14,353
                                               ---------  --------  --------
                                                  66,959    68,610   161,773
                                               ---------  --------  --------
    Operating Income (loss) before preopening
     expenses and aircraft carrying
     value adjustment                             (9,159)  (18,605)  (14,910)
                                               ---------  --------  --------
  Hotel preopening expenses                       45,130       --        --
  Aircraft carrying value adjustment              68,948       --        --
                                               ---------  --------  --------
    Operating Income (Loss)                     (123,237)  (18,605)  (14,910)
                                               ---------  --------  --------
Nonoperating Income (Expense):
  Interest income                                 12,231    16,549     2,603
  Interest expense, net of amounts capitalized    (6,596)  (17,922)      (22)
  Other, net                                          16       (94)      109
                                               ---------  --------  --------
                                                   5,651    (1,467)    2,690
                                               ---------  --------  --------
Income (Loss) Before Provision (Benefit) for
Income Taxes                                    (117,586)  (20,072)  (12,220)
  Provision (benefit) for income taxes               --        --        --
                                               ---------  --------  --------
    Net Income (Loss)                          $(117,586) $(20,072) $(12,220)
                                               =========  ========  ========
Per Share of Common Stock:
    Net Income (Loss)                          $   (2.47) $   (.48) $   (.40)
                                               =========  ========  ========

The accompanying notes are an integral part of these consolidated financial statements.

                        MGM Grand, Inc and Subsidiaries

                            CONSOLIDATED BALANCE SHEETS

                                                         As of December 31,
[In thousands, except share data]                         1993        1992
................................................................................
ASSETS
Current Assets:
  Cash and cash equivalents, including $444,134
   restricted for construction purposes at
   December 31, 1992                                  $  211,305  $  579,963
  Accounts receivable, net                                 30,516         647
  Prepaid expenses                                         11,755       1,219
  Inventories                                              12,662         154
                                                       ----------  ----------
    Total current assets                                  266,238     581,983
                                                       ----------  ----------
Property and Equipment, net                               867,284     449,710
                                                       ----------  ----------
Other Assets:
  Pre-opening expenses                                        --       10,677
  Deposits                                                  1,330       1,092
  Licensed rights and trademarks, net                       1,154       1,188
  Deferred organizational costs, net                        1,985       1,742
  Other assets, net                                        22,132      17,094
                                                       ----------  ----------
    Total other assets                                     26,601      31,793
                                                       ----------  ----------
                                                       $1,160,123  $1,063,486
                                                       ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                     $   14,181  $    4,322
  Accrued salaries and wages                                8,194         945
  Current obligation, capital leases                        1,830         289
  Current maturities, long term debt                        1,573         --
  Accrued interest on long term debt                        9,472       9,429
  Construction payables                                    96,844      32,296
  Other accrued liabilities                                33,502       9,744
                                                       ----------  ----------
    Total current liabilities                             165,596      57,025
                                                       ----------  ----------
Deferred Revenues                                          10,784         --
Deferred Income Taxes                                       6,517       6,517
Long Term Obligation, Capital Leases                       14,044         162
Long Term Debt, Net of Current Maturities                 481,427     473,000
Commitments
Stockholders' Equity:
  Common stock ($.01 par value, 75,000,000 shares
  authorized, 50,579,537 and 48,537,977 shares issued)        506         485
  Capital in excess of par value                          662,365     589,827
  Common stock in treasury (1,734,706 shares)             (29,490)    (29,490)
  Retained earnings (deficit)                            (151,626)    (34,040)
                                                       ----------  ----------
   Total stockholders' equity                             481,755     526,782
                                                       ----------  ----------
                                                       $1,160,123  $1,063,486
                                                       ==========  ==========

The accompanying notes are an integral part of these consolidated financial statements.

                        MGM Grand, Inc and Subsidiaries

                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               For the years ended December 31,
(In thousands)                                   1993       1992       1991
................................................................................
Cash Flows From Operating Activities:
 Net income (loss)                             $(117,586) $ (20,072) $(12,220)
  Adjustments to reconcile net income (loss)
  to net cash provided by
  (used in) operating activities:
  Depreciation and amortization                    8,018      7,356    14,361
  Aircraft carrying value adjustment              68,948       --        --
  Amortization of debt offering costs              1,312      1,863      --
  Aircraft overhaul amortization                   1,993      2,423     1,226
  Provision for losses on accounts receivable      3,855        238     7,183
  Provision (benefit) for deferred income
  taxes                                             --         --        --
  Change in assets and liabilities:
   Accounts receivable                           (33,724)    10,653     1,656
   Income tax receivable                            --         --       8,866
   Inventories                                   (12,508)       583       149
   Prepaid expenses                              (10,536)       (80)    1,777
   Accounts payable, accrued liabilities, and
   other                                          52,632      9,287    (5,576)
                                               ---------  ---------  --------
   Net cash provided by (used in) operating
   activities                                    (37,596)    12,251    17,422
                                               ---------  ---------  --------
Cash Flows From Investing Activities:
  Sale (purchase) of hotel/casino assets            --         --     130,375
  Purchases of property and equipment, net      (480,054)  (222,229)  (36,975)
  Dispositions of property, plant of
  equipment, net                                     684      1,206         4
  Change in construction payables                 64,548     28,239     4,057
  Deposits and other assets                        2,141     (5,156)   (8,667)
                                               ---------  ---------  --------
   Net cash provided by (used in) investing
   activities                                   (412,681)  (197,940)   88,794
                                               ---------  ---------  --------
Cash Flows From Financing Activities:
  Borrowings from (repayments to) banks and
  others                                          10,000       --     (82,829)
  Issuance of long term debt, net                   --      455,906      --
  Issuance of common stock                        71,619     99,952   200,216
  Repurchase of common stock                        --         --     (20,000)
                                               ---------  ---------  --------
   Net cash provided by financing activities      81,619    555,858    97,387
                                               ---------  ---------  --------
Net Increase (Decrease) In Cash And Cash
Equivalents                                     (368,658)   370,169   203,603
Cash And Cash Equivalents At Beginning Of
Year                                             579,963    209,794     6,191
                                               ---------  ---------  --------
Cash And Cash Equivalents At End Of Year       $ 211,305  $ 579,963  $209,794
                                               =========  =========  ========

The accompanying notes are an integral part of these consolidated financial statements.

                        MGM Grand, Inc and Subsidiaries

                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended
December 31, 1993,
1992, and 1991
(Dollar amounts in                                        Capital in               Retained       Total
thousands, except               Common         Common      Excess of    Treasury   Earnings   Stockholders'
share data)               Stock Outstanding     Stock      Par Value     Stock     (Deficit)     Equity
...........................................................................................................
Balance at December 31,
1990                         24,983,335         $255        $269,386     $ (9,490)  $  (1,748)   $258,403
  Issuance of common
   stock                     17,210,489          173         200,043         --           --      200,216
  Repurchase of common
   stock                     (1,176,471)         --             --        (20,000)        --      (20,000)
  Classification of
   redeemable equity               --            --            8,747         --           --        8,747
  Net Sales Proceeds in
   Excess of
   Desert Inn Assets Sold          --            --           11,757         --           --       11,757
  Net loss                         --            --             --           --      (12,220)     (12,220)
                             ----------         ----        --------     --------   ---------     --------
Balance at December 31,
1991                         41,017,353          428         489,933      (29,490)   (13,968)     446,903
  Issuance of common
  stock                       5,785,918           57          99,894         --           --       99,951
  Net Loss                          --            --            --           --      (20,072)     (20,072)
                             ----------          ----       --------      --------  ---------    --------
Balance at December 31,
1992                         46,803,271          485         589,827      (29,490)   (34,040)     526,782
  Issuance of common
   stock                      1,955,000           20          70,604         --           --       70,624
  Issuance of common
   stock pursuant to
   employee stock options        86,560            1             994         --           --          995
  Adjustment to Net
   Sales Proceeds in
   Excess of Desert Inn
   Assets Sold                       --           --             940         --           --          940
  Net loss                           --           --             --          --     (117,586)    (117,586)
                             ----------          ----       --------    --------   ---------     --------
Balance at December 31,
1993                         48,844,831          $506       $662,365    $(29,490)  $(151,626)    $481,755
                             ==========          ====       ========    ========   =========     ========

The accompanying notes are an integral part of these consolidated financial statements.

                        MGM Grand, Inc and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 Note 1. Organization and Basis of Presentation
................................................................................
MGM Grand, Inc. (the Company) is a Delaware corporation incorporated January
29, 1986. As of December 31, 1993, approximately 72.9% of the outstanding shares of the Company's common stock were owned by Kirk Kerkorian and Tracinda Corporation (Tracinda), a Nevada corporation wholly-owned by Kirk Kerkorian.

Through its wholly-owned subsidiary, MGM Grand Hotel, Inc., the Company owns and operates the MGM Grand Hotel and Theme Park, a hotel/casino and entertainment complex in Las Vegas. In January 1990, the Company acquired the Marina Hotel and Casino for $80 million, consisting of $50 million in cash and 1,764,706 shares of common stock. During 1990 and 1991, in accordance with the Marina purchase agreement, the Company repurchased 1,734,706 of such shares for approximately $29,500,000. The remaining shares subject to the agreement were sold in the open market during 1991. In February 1990, the Company acquired the Tropicana Country Club and adjacent land for $38 million in cash which, along with the Marina, constitutes the 112 acre property site. The Marina and the Tropicana Country Club were subsequently closed to allow preparation for construction. The MGM Grand Hotel, Casino and Theme Park commenced operations on December 18, 1993.

The Company operated the Desert Inn Hotel and Casino in Las Vegas, Nevada through its wholly-owned subsidiary, MGM Desert Inn, Inc., from February 1988 until December 20, 1991 when the Desert Inn was sold to a wholly-owned subsidiary of Tracinda. (See Note 4).

Through its wholly-owned subsidiary, MGM Grand Air, Inc., the Company engages in the luxury charter airline business. MGM Grand Air also operated a scheduled airline service between New York and Los Angeles through December 1992.

                    Note 2. Significant Accounting Policies
................................................................................
a. Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany accounts are eliminated in consolidation.

b. Cash Equivalents--Cash equivalents consist of investments in bank certificates of deposit and other interest bearing instruments with original maturities of 90 days or less. Such investments are carried at cost, which approximates market value.

c. Inventories--Inventories are stated at the lower of cost or market, which is determined generally by the FIFO method.

d. Property and Equipment--Property and equipment are stated at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. The Company capitalized interest during the period that the hotel/casino and entertainment complex was under construction. Gains or losses on dispositions of property and equipment are included in the determination of income. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets, as follows:

     Airframes, engines and other flight equipment............... 1 to 10 years
     Buildings................................................... 15 to 40 years
     Furniture, fixtures and equipment........................... 3 to 7 years
     Land improvements........................................... 10 years
     Leasehold improvements...................................... 5 to 20 years

e. Debt and Equity Offering Costs--Direct costs incurred related to the sale of common stock to the public were charged against common stock proceeds at the time of the sale. Direct costs related to the debt offering are being deferred and amortized over the debt repayment period.

f. Licensed Rights and Trademarks--Licensed Rights and Trademarks are amortized on a straight-line basis over periods not exceeding 40 years.

g. Deferred Organizational Costs--Organizational costs are amortized on a straight-line basis over periods not exceeding 60 months.

h. Aircraft Maintenance--Ordinary maintenance and repairs are charged against operations as incurred. The costs of refurbishments or betterments that extend the life of the assets are capitalized. The deferral method of accounting is utilized for major overhauls on airframes and aircraft engines, whereby the cost of each overhaul is capitalized and amortized over the subsequent service period. Such amortization is included in airline expenses.

                        MGM Grand, Inc and Subsidiaries

i. Other Assets--The estimated cost of normal hotel operating quantities (base-stock) of china, silverware, glassware, linen and utensils is recorded as an asset and is not depreciated. Costs of base-stock replacements are expensed as incurred.

j. Revenue Recognition--Aircraft charter sales are recognized as revenue when the transportation is rendered. Charter deposits are included in other accrued liabilities. Casino revenue is recorded as gaming wins less losses.

k. Promotional Allowances--The retail value of accommodations, food, beverages, and other services furnished to customers without charge is included in gross revenue and then deducted as promotional allowances. The estimated retail value of these promotional allowances was $3,053,000 and $15,478,000 for the years ended December 31, 1993 and 1991, respectively. The estimated cost of providing such promotional allowances was included in casino expenses as follows:

                        Years Ended December
                                31,
                        --------------------
     (In thousands)      1993   1992   1991
    ----------------------------------------
     Rooms              $  659 $ --   $2,774
     Food and beverage   1,170   --    4,943
     Other                  84   --      628
                        ------ ------ ------
                        $1,913 $ --   $8,345
                        ====== ====   ======

l. Pre-Opening Expenses--Pre-opening expenses include direct project salaries, advertising, and other pre-opening services incurred during the pre-opening period of the MGM Grand Hotel and Theme Park. Such expenses were expensed upon opening of the facility.

m. Aircraft Valuation Adjustment--The Company reduced the book value of its aircraft and related equipment to their expected recoverable values, and recognized an aircraft carrying value adjustment in the 1993 Statement of Operations. See Note 10.

n. Income Taxes--The Company adopted statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" Effective January 1, 1993. (See Note
13). Prior to 1993, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11.

o. Net Income (Loss) per Common Share--Net income (loss) per common share has been computed based upon the weighted average number of shares of common stock and common stock equivalents, if dilutive, outstanding during each year (47,587,331 in 1993, 42,254,000 in 1992, and 30,516,440 in 1991).

p. Reclassifications--Certain reclassifications have been made to conform the prior year with the current year presentation.

                        Note 3. Statements of Cash Flows
................................................................................
The following supplemental disclosures are provided for the Consolidated Statements of Cash Flows:

                                                Years Ended
                                                December 31,
                                            -------------------
     (In thousands)                           1993   1992  1991
    -----------------------------------------------------------
     Cash payments made for:
       Interest, net of amounts capitalized  $3,535 $8,346 $724
                                             ====== ====== ====
       State and federal taxes               $  203 $  350 $186
                                             ====== ====== ====

In 1993, the Company acquired property and equipment with capital leases totalling $15,423,000. In 1993, amortization of deferred bond offering costs of $1,705,000 was capitalized to property and equipment as a component of the total capitalized interest. In 1993, $940,000 was credited to Capital in Excess of Par Value in connection with the sale of the Desert Inn Hotel and Casino (see Note 4).

                        Note 4. Sale of Hotel and Casino
................................................................................
On December 20, 1991, MGM Desert Inn, Inc. completed the sale of the Desert Inn Hotel and Casino for approximately $130,000,000 in cash to a wholly-owned subsidiary of Tracinda. The net sale proceeds in excess of the Desert Inn assets sold of $11,757,000, net of income taxes of $6,138,000, were credited to Capital in Excess of Par Value.

                            Note 5. Rights Offerings
................................................................................
On August 7, 1991, the Company completed a common stock rights offering. Total common stock issued at completion of the offering was 17,210,489 shares at a subscription price of $12.00 per share, resulting in net proceeds of

                        MGM Grand, Inc and Subsidiaries
approximately $200,000,000. The Company utilized a portion of the net proceeds to repay bank debt and the balance to provide partial financing for the Company's MGM Grand Hotel and Theme Park.

On October 15, 1992, the Company completed a second common stock rights offering. Total common stock issued at completion of the offering was 5,785,918 shares at a subscription price of $17.50 per share, resulting in net proceeds of approximately $100,000,000. The Company utilized the net proceeds to provide partial financing for the Company's MGM Grand Hotel and Theme Park.

                             Note 6. Stock Offering
................................................................................
On August 17, 1993, the Company completed a common stock public offering. Total common stock issued at completion of the offering was 1,955,000 shares at a price of $37.75 per share, resulting in net proceeds of approximately $70,600,000. The Company intends to use such funds for general corporate purposes including possible additions to the MGM Grand Hotel and Theme Park and the exploration of other expansion opportunities.

                    Note 7. Issuance of First Mortgage Notes
................................................................................
On May 14, 1992, MGM Grand Hotel Finance Corp. completed its public offering of $220,000,000 of seven year 11 3/4% First Mortgage Notes and $253,000,000 of ten year 12% First Mortgage Notes, realizing net cash proceeds of approximately $454,000,000 after underwriting and other related offering costs. The Company utilized the net proceeds to provide partial financing for the Company's MGM Grand Hotel and Theme Park.

                          Note 8. Accounts Receivable
................................................................................
Components of receivables were as follows:

                                             At December 31,
                                            -----------------
     (In thousands)                          1993     1992
    ---------------------------------------------------------
     Casino                                 $27,095  $   598
     Hotel                                    6,732       16
     Airline                                  1,422    1,564
                                            -------  -------
                                             35,249    2,178
     Less: Allowance for doubtful accounts   (4,733)  (1,531)
                                            -------  -------
                                            $30,516  $   647
                                            =======  =======

Credit is issued in exchange for gaming chips as permitted by the regulations of the Nevada Gaming Commission at the MGM Grand Hotel and Casino, and was issued through the date of sale of the Desert Inn Hotel and Casino on December 20, 1991.

                       Note 9. Other Accrued Liabilities
................................................................................
Other accrued liabilities consisted of the following:

                           At December 31,
                           ---------------
     (In thousands)         1993    1992
    --------------------------------------
     Advance Deposits       $10,549 $ --
     Casino Front Money       7,445   --
     Casino Chip Liability    3,267   --
     Aircraft Improvements    1,997   --
     Accrued Gaming Taxes     1,636   --
     Air Traffic Liability    1,563  2,470
     Other Liabilities        7,045  7,274
                            ------- ------
                            $33,502 $9,744
                            ======= ======

                        Note 10. Property and Equipment
................................................................................
Property and equipment consisted of the following:

                                                       At December 31,
                                                      -------------------
     (In thousands)                                     1993      1992
    ---------------------------------------------------------------------
     Land                                             $ 90,837  $ 81,927
     Buildings and improvements                        660,612      --
     Airframes, engines and other flight equipment      81,842    78,083
     Deferred airframe and engine overhaul costs          --      11,692
     Equipment, furniture, fixtures and leasehold
     improvements                                      103,518     5,047
     Development and construction costs                   --     294,757
     Equipment under capital lease                      16,987      --
                                                      --------  --------
                                                       953,796   471,506
     Less: Accumulated depreciation and amortization   (86,512)  (21,796)
                                                      --------  --------
                                                      $867,284  $449,710
                                                      ========  ========

                        MGM Grand, Inc and Subsidiaries

The accumulated depreciation and amortization at December 31, 1993 includes the $68,948,000 reduction in the carrying value of aircraft and related equipment.

                            Note 11. Long Term Debt
................................................................................
Long term debt consisted of the following:

                                                     At December 31,
                                                    ------------------
     (In thousands)                                   1993      1992
    ------------------------------------------------------------------
     11 3/4% First Mortgage Notes due May 1, 1999.  $220,000  $220,000
     12% First Mortgage Notes due May 1, 2002.       253,000   253,000
     Laundry Facility Loan                            10,000      --
                                                    --------  --------
                                                     483,000   473,000
     Less: Current Maturities                         (1,573)     --
                                                    --------  --------
                                                    $481,427  $473,000
                                                    ========  ========

The First Mortgage Notes contain various restrictive covenants including the maintenance of certain financial ratios and limitations on additional debt, dividends, stock repurchases, disposition of assets, mergers and similar transactions. Based on the quoted market value of the First Mortgage Notes at December 31, 1993, the fair value was $544,885,000.

Maturities of the Company's long term debt are as follows:

     Year Ending
     December 31,   (In thousands)
    ------------------------------
     1994           $  1,573
     1995              1,573
     1996              3,372
     1997             55,889
     1998             55,889
     Thereafter      364,704
                    --------
                    $483,000
                    ========

The Company's $100,000,000 bank facility was used during a portion of 1991 in connection with the development of hotel/casino properties and for general corporate purposes. The facility terminated on December 20, 1991.
On May 17, 1991, the Company borrowed $20,000,000 from Tracinda at a commercial lending market rate pursuant to a Term Promissory Note, the proceeds of which were used to repurchase 1,176,471 shares of the Company's common stock in accordance with the Marina Hotel and Casino Purchase Agreement (see Note 1). The loan was repaid in full on July 24, 1991.

On May 14, 1992, the Company secured a commitment from several banks for a $60 million line of credit for the MGM Grand Hotel/Casino and Theme Park. The facility became available on November 18, 1993. The Company incurs a commitment fee for the unused portion of the line of credit. No amounts were outstanding under the line of credit during 1993.

On June 16, 1993, Grand Laundry, Inc., a wholly-owned subsidiary of the Company, obtained a $10 million loan from a financial institution for a laundry facility in North Las Vegas, Nevada. As of December 31, 1993, $10 million has been drawn down under the loan. Construction of the facility was completed in December 1993. The Laundry provides the laundry and dry cleaning services for the MGM Grand Hotel.

Total interest incurred during 1993, 1992, and 1991 was $59,472,000, $37,733,000, and $4,969,000, respectively, of which $52,876,000, $19,811,000, and $4,947,000, were capitalized in 1993, 1992, and 1991, respectively.

                           Note 12. Lease Commitments
................................................................................
The Company and its subsidiaries lease buildings and equipment under non-cancellable operating lease agreements which expire at various dates through the year 2007. The leases generally provide that the Company pay the taxes, insurance and maintenance expense related to leased assets.

In 1993, the Company entered into an operating lease for hotel/casino and theme park equipment in the amount of $48,000,000. Quarterly lease payments are approximately $2,500,000. The lease is for a three year initial term and two one-year optional renewal periods. The Company may purchase the equipment at any time after the initial lease term, or sell the equipment to a third party. In the latter event, the reimbursement to the lessor will not exceed approximately $18,500,000. In addition, the Company entered into capital leases for hotel/casino and theme park equipment in the amount of $15,400,000.

                        MGM Grand, Inc and Subsidiaries

MGM Grand Air has a lease with the City of Los Angeles Department of Airports covering terminal facilities at Los Angeles International Airport through March 25, 2007.

At December 31, 1993, the Company was obligated under non-cancellable operating leases and capital leases to make future minimum lease payments as follows:


     Year Ending December 31,               Operating Capital
        (In thousands)                       Leases   Leases
    ----------------------------------------------------------
     1994                                    $12,714  $ 3,095
     1995                                     12,585    3,137
     1996                                     43,338    3,002
     1997                                      2,099    2,995
     1998                                      2,002    2,766
     Thereafter                                1,467    6,031
                                             -------  -------
     Total Minimum Lease Payment             $74,205   21,026
                                             =======
     Amount Representing Interest                      (5,152)
                                                      -------
     Total Obligation Under Capital Leases             15,874
     Less: Amount due within one year                  (1,830)
                                                      -------
     Amount due after one year                        $14,044
                                                      =======

Rental expense on the above noted non-cancellable operating leases was $1,152,000, $603,000, and $508,000 for the years ending December 31, 1993,
1992, and 1991, respectively.

                             Note 13. Income Taxes
...............................................................................
The Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109") for the year ended December 31, 1993. The impact of adopting this new standard was not material to the consolidated financial statements of the Company for 1993. Prior to 1993, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11.

SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. The Company determined that $51,235,000 of previously unrecognized tax benefits did not satisfy the recognition criteria set forth in the standard because of the Company's history of prior operating results, which do not include the MGM Grand Hotel and Theme Park. Accordingly, a valuation allowance was recorded to fully reserve the applicable deferred tax assets.

There was no provision (benefit) for income taxes for the years ended December 31, 1993, 1992, and 1991.

Reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:

                                              1993  1992  1991
    ----------------------------------------------------------
     Federal income tax rate                   35%   34%   34%
     State tax (net of Federal tax benefit)   --    --    --
     Limitation on carryback                  --    --    --
     Net operating loss--no benefit recorded  (35)  (34)  (34)
                                              ---   ---   ---
     Effective tax rate                       -- %  -- %   --%
                                              ===   ===   ===

As of December 31, 1993, after having given effect to SFAS 109, the major tax effected components of the Company's net deferred tax liability is as follows:

                                             (In thousands)
- --------------------------------------------------------------------
Deferred Tax Asset
  Net operating loss carryforward               $ 22,490
  Bad debt reserve                                 2,707
  Aircraft carying value adjustment               24,132
  Hotel preopening expenses                       15,483
  Accruals, reserves and other                     4,496
  Alternative minimum tax credit carryfoward         827
                                                --------
                                                  70,135
  Less: Valuation allowance                      (51,235)
                                                --------
  Total deferred tax asset                                   18,900
Deferred Tax Liability
  Depreciation and amortization                  (17,315)
  Capitalized interest                          $ (8,102)
                                                --------
  Total deferred tax liability                              (25,417)
                                                            -------
Net Deferred Tax Liability                                  $(6,517)
                                                            =======

                        MGM Grand, Inc and Subsidiaries

At December 31, 1993, the Company had a tax return net operating loss carryforward of approximately $64,300,000 which will expire as follows:


     Year of              Net Operating Loss Carryforward
     Expiration                            (In thousands)
     ----------------------------------------------------
     2005                                       $18,400
     2006                                         9,900
     2007                                        28,200
     2008                                         7,800
                                                -------
                                                $64,300
                                                =======

In addition the Company has an alternative minimum tax credit carryforward of $827,000, which does not expire.

                           Note 14. Stock Option Plan
................................................................................
The Company has adopted a nonqualified stock option plan which provides for the granting of nonqualified stock options and an incentive stock plan which provides for the granting of incentive stock options pursuant to applicable provisions of the Internal Revenue Code and regulations. The aggregate options available under the plans are 2,500,000 shares. In 1993, 491,100 options were granted at exercise prices ranging from $19.13 to $40.75 pursuant to the nonqualified plan. During 1993, 86,560 stock options were exercised at $11.50 each. At December 31, 1993, 1,792,100 options at exercise prices ranging from $10.25 to $40.75 were outstanding of which 317,000 were exercisable. The
Company has agreements with eight executives which provide that, upon a change of control, any unvested stock options covered by such agreements become exercisable. The total number of stock options subject to such agreements is 760,000.

The plans are administered by a compensation and stock option committee of the Company's board of directors. Salaried officers and other key employees of the Company and its subsidiaries are eligible to receive options. The exercise price in each instance is 100 percent of the fair market value of the Company's common stock on the date of grant. The options generally have ten-year terms and are exercisable in four annual installments.

                  Note 15. Employee Pension and Savings Plans
................................................................................
MGM Grand Hotel has a section 401(k) employee savings plan for all full time employees not a part of a bargaining unit. The savings plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. The Company matches employee contributions up to a maximum of 1% of participating employee's gross wages. Additionally, the Company makes contributions to employee's savings plans based on length of service which vest over a five year period. At December 31, 1993 the Company has not made contributions under this arrangement.

MGM Grand Air maintains a noncontributory section 401(k) employee savings plan for employees not a part of a bargaining unit. This savings plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund.

A subsidiary of the Company (the operations of which have terminated due to the sale of the property) contributed to multi-employer pension plans under various union agreements. Such contributions totalled $1,190,000 in 1991. The share of the unfunded liability related to the multi-employer plans, if any, is not determinable.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 112 entitled "Employers Accounting for Post Employment Benefits". This statement requires the recognition and measurement of post employment benefits that are not pension benefits, and is effective for fiscal years beginning after December 15, 1993. Management anticipates based on present circumstances that this statement will not have a material impact on the Company's financial position or results of operations.

                      Note 16. Related-Party Transactions
................................................................................
In May 1991, the Company borrowed $20,000,000 from Tracinda at a commercial lending market rate pursuant to a Term Promissory Note, the proceeds of which were used to repurchase shares of the Company's common stock in accordance with the Marina Hotel and Casino Purchase Agreement (see Note 1). The loan was repaid in full on July 24, 1991.

In December 1991, MGM Desert Inn, Inc. completed the sale of the Desert Inn Hotel and Casino for approximately $130,000,000 in cash to a wholly-owned subsidiary of Tracinda.

                        MGM Grand, Inc and Subsidiaries

In May 1992, Tracinda acquired $30,000,000 of the Company's First Mortgage Notes (see Note 7) through an open market purchase. During February 1994, such First Mortgage Notes were sold in the open market.

The terms of the First Mortgage Notes (see Note 7) required that the Company's obligation to obtain an additional $100,000,000 in equity be assured by the issuance of an irrevocable bank letter of credit in that amount provided by the Company's principal shareholder, Tracinda. The letter of credit was outstanding from May to October 1992, when the rights offering was completed. Fees to the bank issuer of the letter of credit were paid by the Company.

During the period from October 10, 1992 through January 20, 1993, MGM Grand Air, Inc. leased a Boeing 757 aircraft from Tracinda. The lease and related payments were $479,000. Also during 1992, payments by The Stars' Desert Inn Hotel and Casino to MGM Grand Air for the charter of aircraft amounted to $221,000.

During November 1992, the Company was granted a no cost two-year option from Tracinda to purchase approximately 18 acres of undeveloped land across the Las Vegas strip from its new hotel and theme park. The option gives the Company the right to acquire the property at Tracinda's purchase cost of $31.5 million, together with its actual costs incurred in connection with the ownership of the property, and interest.

In August 1992, the Company's hotel subsidiary installed and commenced testing of a property management computer software system at The Stars' Desert Inn which was then owned by Tracinda. The hotel subsidiary agreed to pay certain of the costs incurred in connection therewith. The system was used at The Stars' Desert Inn until September 1993. The Company's hotel subsidiary also agreed to use The Stars' Desert Inn casino to test market certain gaming equipment from July to September 1993. The Company's subsidiary has agreed to reimburse the Stars' Desert Inn for it's estimated costs, which are approximately $1,000,000. The Stars' Desert Inn did not exercise an option to retain the computer software system. The Stars' Desert Inn retained all revenues generated by the gaming equipment.

The Company's hotel subsidiary agreed to sell to Tracinda two unused parcels of land (approximately .56 acres total) for $272,950. The Company, based upon appraisals it received, believes that this sale was on terms comparable to what it could have obtained for the land on an arms length basis in an equivalent transaction with a third party. The acquisition has not yet been completed.

                           Note 17. Industry Segments
................................................................................
The Company operates in two industry segments: Hotel/Casino--includes the operations of the MGM Grand Hotel since December 18, 1993, and The Desert Inn through December 20, 1991; and Airline--the operations of MGM Grand Air. Sales between industry segments are immaterial and generally at prices approximately equal to those charged to unaffiliated customers. Revenues and assets of operations outside the United States are not significant.

                              Years ended December 31,
                           ---------------------------------
(In thousands)                1993        1992       1991
- ------------------------------------------------------------
Net revenues:
  Hotel/Casino             $   37,016  $     --    $ 99,546
  Airline                      20,784      50,005    47,317
                           ----------  ----------  --------
                           $   57,800  $   50,005  $146,863
                           ==========  ==========  ========
Operating income (loss):
  Hotel/Casino             $    5,439  $     --    $ (7,196)
  Airline                      (9,497)    (13,732)   (4,914)
  Corporate expenses           (5,101)     (4,873)   (2,800)
  Hotel preopening
  expenses                    (45,130)       --        --
  Aircraft carrying value
  adjustment                  (68,948)       --        --
                           ----------  ----------  --------
                           $ (123,237) $  (18,605) $(14,910)
                           ==========  ==========  ========
Identifiable assets:
  Hotel/Casino             $1,071,612  $  961,761  $186,712
  Airline                       2,501      73,773    84,868
  Corporate                    86,010      27,952   201,502
                           ----------  ----------  --------
                           $1,160,123  $1,063,486  $473,082
                           ==========  ==========  ========
Capital expenditures:
  Hotel/Casino             $  474,454  $  217,207  $ 30,135
  Airline                       5,568       4,669     6,834
  Corporate                        32         353         6
                           ----------  ----------  --------
                           $  480,054  $  222,229  $ 36,975
                           ==========  ==========  ========
Depreciation and
amortization:
  Hotel/Casino             $    1,593  $     --    $  7,202
  Airline                       6,371       6,949     6,818
  Corporate                        54          49       333
                           ----------  ----------  --------
                           $    8,018  $    6,998  $ 14,353
                           ==========  ==========  ========

                            MGM Grand, Inc and Subsidiaries

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of MGM Grand, Inc.:

We have audited the accompanying consolidated balance sheets of MGM Grand, Inc. (a Delaware corporation) and subsidiaries as ofDecember 31, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGM Grand, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 13 to the notes to consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for income taxes.

                                                           Arthur Andersen & Co.

Las Vegas, Nevada
February 24, 1994

                        MGM Grand, Inc and Subsidiaries

                       SELECTED QUARTERLY FINANCIAL RESULTS

For the years ended December 31, 1993 and 1992
(Unaudited)
(In thousands except share data)

                                          Quarter
                            --------------------------------------
1993                         First   Second    Third      Fourth      Total
................................................................................
Net Revenues                $ 4,938  $ 4,719  $  4,731  $   43,412  $  57,800
Operating income (loss)      (3,510)  (4,333)   (7,030)   (108,364)  (123,237)
Net income (loss)            (2,742)  (2,056)   (4,522)   (108,266)  (117,586)
Per share of common stock:
  Net income (loss)         $  (.06) $  (.04) $   (.09) $    (2.22) $   (2.47)

1992
................................................................................
Net Revenues                $14,194  $11,977  $ 12,859  $   10,975  $  50,005
Operating income (loss)      (2,023)  (3,385)   (2,751)    (10,446)   (18,605)
Net income (loss)                44   (4,080)   (4,905)    (11,130)   (20,072)
Per share of common stock:
  Net income (loss)         $   --   $  (.10) $   (.12) $     (.24) $    (.48)

Common Stock Prices

                             1993                 1992
                     --------------------  -------------------
For the year
ended December 31,    High       Low         High      Low
................................................................................
First quarter        $ 28 5/8   $ 19 1/8    $ 13 3/8  $  11
Second quarter         36 3/8     26 5/8      13 1/2     10 3/4
Third quarter          48 3/4     28 1/4      17 7/8     13 1/4
Fourth quarter         48 7/8     36          20 3/8     16 1/8

The Company's Common Stock is listed on the New York Stock Exchange. Its symbol is MGG.