Form 10-K, Exhibit 13
period 1994-12-31
MGM GRAND INC
filed 1995-03-21
CIK 789570

                                                                      EXHIBIT 13

                        MGM Grand, Inc and Subsidiaries

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

As of December 31, 1994 and 1993, the Company held cash and cash equivalents of $75,859,000 and $211,305,000, respectively. Cash provided by operating activities for 1994 was $94,461,000 versus cash used of $37,596,000 for 1993.

In May 1992, MGM Grand Hotel Finance Corp. completed a public offering of $220,000,000 of seven year 11 3/4% First Mortgage Notes and $253,000,000 of ten year 12% First Mortgage Notes, realizing net cash proceeds of approximately $454,000,000 after underwriting and other related offering costs. Also in May 1992, MGM Grand Hotel Finance Corp. obtained a $60,000,000 bank line of credit for the MGM Grand Hotel.

In October 1992, the Company completed a rights offering of common stock. Total common stock sold was 5,785,918 shares at $17.50 per share, resulting in net proceeds of approximately $100,000,000.

In June 1993, Grand Laundry, Inc., a wholly-owned subsidiary of MGM Grand Hotel, obtained a $10 million loan from a financial institution for a laundry facility constructed in North Las Vegas, Nevada. The facility was completed in December 1993, and provides the laundry and dry cleaning services for the MGM Grand Hotel. The loan was paid off on December 27, 1994.

In August 1993, the Company completed a public offering of common stock. Total common stock sold was 1,955,000 shares at $37.75 per share, resulting in net proceeds of approximately $70,600,000.

During 1993, the Company completed equipment lease financings for MGM Grand Hotel equipment. In December 1994 and January 1995, the Company terminated certain leases and purchased the equipment for approximately $42,000,000 (see
Note 13). During 1994, the Company completed equipment lease financings for the production show.

Capital expenditures in 1994 were $65,976,000, consisting of $59,967,000 for expenditures related to the MGM Grand Hotel, $5,552,000 for refurbishment of aircraft and spare parts, $119,000 related to other hotel/casino activities, and $338,000 related to furniture, fixtures and equipment.

Capital expenditures in 1993 were $480,054,000, consisting of $474,454,000 for expenditures related to the MGM Grand Hotel, $5,568,000 for refurbishment of aircraft and spare parts, and $32,000 related to furniture, fixtures and equipment.

In addition to final construction expenditures of $4,104,000 accrued at December 31, 1994, expenditures for 1995 are expected to be $18,000,000, consisting of $15,000,000 at the MGM Grand Hotel for general property improvements, and $3,000,000 for completion of construction of the MGM Grand-Bally's monorail project. In addition, the Company acquired land for approximately $36,500,000 (see Notes 1 and 17).

The Company and Primadonna Resorts, Inc. have entered into a limited liability company, in which the Company has a 50% interest, to construct, own and operate NEW YORK-NEW YORK, a New York themed hotel and casino resort facility to be located across the Las Vegas Strip from MGM Grand Hotel. Ownership in the venture will be equal between the two parties. During January 1995, the Company contributed land, as noted above, to the limited liability company. Further project funding is expected to be obtained by the limited liability company from banks and financial institutions.

Planning and design of the monorail linking the MGM Grand Hotel and Bally's Las Vegas is complete, and construction began during July 1994. The project is a one-mile, high-capacity, transit-grade system with an estimated cost of $25,000,000. The project costs are shared equally with Bally's Las Vegas. As of December 31, 1994, each partner has contributed $9,500,000 to the joint project. The system is scheduled to be operational by June 1995.

The Company expects to finance operations and capital expenditures through cash flow from operations, cash on hand, and the bank line of credit.

Results of Operations

The Company operates in the Hotel/Casino industry segment through the operations of the MGM Grand Hotel commencing on December 18, 1993.

1994 Compared to 1993

Net revenues for the year ended December 31, 1994 were $742,195,000 compared to $37,016,000 for the year ended December 31, 1993. Casino revenue for the year ended December 31, 1994 was $434,297,000 compared to $26,702,000 for the 14 day period ended December 31, 1993. Room revenue for the 1994 year was $145,196,000 on an occupancy of 91.6%, compared to the fourteen day period ended December 31, 1993 of $4,505,000 on an occupancy of 58%. In order to open the MGM Grand Hotel three months ahead of schedule, the occupancy rates were affected by the partial availability of hotel rooms during December 1993 and January 1994. Entertainment, Retail, Food and Beverage and Other Revenue was $214,324,000 in 1994 compared to $8,862,000 in the prior year.

Operating income for 1994 was $129,715,000 compared to an operating loss of $44,546,000 in 1993 which included a non-recurring charge of $45,130,000 for hotel pre-opening costs. Pre-opening costs included direct project salaries, advertising and other pre-opening services incurred during the pre-opening period of the MGM Grand Hotel.

MGM Grand Air revenues for the year ended December 31, 1994, which have been reclassified to Discontinued Operations due to the sale of the airline on December 31, 1994, were $19,535,000 compared to $20,784,000 for the year ended December 31, 1993. The operating loss for 1994 was $7,012,000 compared to $78,691,000 in 1993. The operating loss in 1993 included an adjustment of $68,948,000 resulting from the revaluation of the carrying value of aircraft and related equipment.

Interest and other income. Interest and other income was $5,752,000 for the year ended 1994 versus $12,247,000 for the year ended 1993. Interest was higher during the 1993 period as a result of short term investment of construction funds.

Interest expense. Interest incurred was $61,927,000 for the year ended 1994, compared to $59,472,000 for the year ended 1993. Capitalized interest was $52,876,000 in 1993.

1993 Compared to 1992

MGM Grand Hotel commenced operations on December 18, 1993. Net revenues for the year ended December 31, 1993 were $37,016,000. Casino revenue for the 14-day period ended December 31, 1993 was $26,702,000. Room revenue for the period was $4,505,000 on an occupancy of 58%. In order to open the MGM Grand Hotel three months ahead of schedule, only 3,500 rooms were available for rent. Entertainment, Retail, Food and Beverage and Other Revenue was $8,862,000 for the period. The operating loss of $44,546,000 in 1993 included a non-recurring charge of $45,130,000 for pre-opening costs. Pre-opening costs included direct project salaries, advertising and other pre-opening services incurred during the pre-opening period of the MGM Grand Hotel.

MGM Grand Air revenues for the year ended December 31, 1993, which have been reclassified to Discontinued Operations as a result of the sale of the airline on December 31, 1994, were $20,784,000 compared to $50,005,000 for the year ended December 31, 1992, representing a decrease of $29,221,000 (58%). The 1992 period included $29,488,000 of revenue from MGM Grand Air's scheduled service which was terminated on December 31, 1992. Charter and other revenue increased $514,000 (3%) due to the use of equipment from scheduled service for the charter. Operating expenses (before non-recurring adjustments) decreased $28,562,000 (48%) due to the termination of scheduled service offset by a $241,000 (6% per gallon) increase in the cost of fuel. The 1992 operating expenses included a $4,646,000 charge related to the termination of scheduled service and the bankruptcy of a charter customer. The operating loss in 1993 included an adjustment of $68,948,000 resulting from the revaluation of the carrying value of aircraft and related equipment.

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

                        MGM Grand, Inc and Subsidiaries

                      CONSOLIDATED STATEMENTS OF OPERATIONS

[In thousands, except share data]       For the years ended December 31,   1994        1993        1992
................................................................................................................
Revenues:
  Casino                                                               $  434,297  $   26,702  $      --
  Rooms                                                                   145,196       4,505         --
  Food and beverage                                                        91,566       3,696         --
  Entertainment, retail and other                                         122,758       5,166         --
                                                                       ----------  ----------  ----------
                                                                          793,817      40,069         --
  Less: Promotional Allowances                                             51,622       3,053         --
                                                                       ----------  ----------  ----------
                                                                          742,195      37,016         --
                                                                       ----------  ----------  ----------
Expenses:
  Casino                                                                  183,514       9,341         --
  Rooms                                                                    45,303       1,016         --
  Food and beverage                                                        65,043       2,529         --
  Entertainment, retail and other                                         115,443       6,180         --
  Provision for doubtful accounts and
   discounts                                                               44,181       3,855         --
  General and administrative                                              106,884       6,378         --
  Depreciation and amortization                                            44,433       1,647         --
  Hotel preopening expenses                                                   --       45,130         --
                                                                       ----------  ----------  ----------
                                                                          604,801      76,076         --
                                                                       ----------  ----------  ----------
   Operating Profit (Loss) Before Corporate
    Expense                                                               137,394     (39,060)        --
  Corporate expense                                                         7,679       5,486       4,873
                                                                       ----------  ----------  ----------
   Operating Income (Loss)                                                129,715     (44,546)     (4,873)
                                                                       ----------  ----------  ----------
Nonoperating Income (Expense):
  Interest income                                                           5,544      12,231      16,549
  Interest expense, net of amounts
   capitalized                                                            (61,927)     (6,596)    (17,922)
  Other, net                                                                  208          16         (94)
                                                                       ----------  ----------  ----------
                                                                          (56,175)      5,651      (1,467)
                                                                       ----------  ----------  ----------
   Income (Loss) Before Discontinued
    Operations                                                             73,540     (38,895)     (6,340)
                                                                       ----------  ----------  ----------
Discontinued Operations:
  Income (loss) from discontinued operations                               (7,012)    (78,691)    (13,732)
  Gain (loss) on disposal of discontinued
   operations                                                               8,048         --          --
                                                                       ----------  ----------  ----------
                                                                            1,036     (78,691)    (13,732)
                                                                       ----------  ----------  ----------
Income (Loss) Before Provision (Benefit) for
 Income Taxes                                                              74,576    (117,586)    (20,072)
  Provision (benefit) for income taxes                                        --          --          --
                                                                       ----------  ----------  ----------
   Net Income (Loss)                                                   $   74,576  $ (117,586) $  (20,072)
                                                                       ----------  ----------  ----------
Per Share of Common Stock:
  Income (loss) before discontinued
   operations                                                          $     1.50  $     (.82) $     (.15)
  Discontinued operations                                                     .02       (1.65)       (.33)
                                                                       ----------  ----------  ----------
   Net Income (Loss)                                                   $     1.52  $    (2.47) $     (.48)
                                                                       ----------  ----------  ----------
Weighted Average Shares Outstanding                                    48,988,000  47,587,000  42,254,000
                                                                       ----------  ----------  ----------

The accompanying notes are an integral part of these consolidated financial statements.

                        MGM Grand, Inc and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

[In thousands, except share data]      As of December 31,   1994        1993
................................................................................
ASSETS
Current Assets:
  Cash and cash equivalents                             $   75,859  $  211,305
  Accounts receivable, net                                  82,674      30,516
  Prepaid expenses                                          13,431      11,755
  Inventories                                               17,236      12,662
  Note receivable                                           14,325      --
                                                        ----------  ----------
   Total current assets                                    203,525     266,238
                                                        ----------  ----------
Property and Equipment, net                                880,023     867,284
                                                        ----------  ----------
Other Assets:
  Deposits                                                   2,434       1,330
  Licensed rights and trademarks, net                        1,120       1,154
  Deferred organizational costs, net                         1,375       1,985
  Other assets, net                                         52,276      22,132
                                                        ----------  ----------
   Total other assets                                       57,205      26,601
                                                        ----------  ----------
                                                        $1,140,753  $1,160,123
                                                        ----------  ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                      $   25,202  $   14,507
  Accrued salaries and related                              28,740       8,194
  Current obligation, capital leases                         2,145       1,830
  Current maturities, long term debt                            --       1,573
  Accrued interest on long term debt                         9,429       9,472
  Construction payables                                      4,104      96,844
  Other accrued liabilities                                 41,753      33,176
                                                        ----------  ----------
   Total current liabilities                               111,373     165,596
                                                        ----------  ----------
Deferred Revenues                                            8,505      10,784
Deferred Income Taxes                                        5,942       6,517
Long Term Obligation, Capital Leases                        12,554      14,044
Long Term Debt, Net of Current Maturities                  473,000     481,427
Commitments
Stockholders' Equity:
  Common stock ($.01 par value, 75,000,000 shares
   authorized, 50,651,016 and 50,579,537 shares issued)        507         506
  Capital in excess of par value                           663,186     662,365
  Common stock in treasury (2,726,506 and 1,734,706
   shares)                                                 (57,264)    (29,490)
  Retained earnings (deficit)                              (77,050)   (151,626)
                                                        ----------  ----------
   Total stockholders' equity                              529,379     481,755
                                                        ----------  ----------
                                                        $1,140,753  $1,160,123
                                                        ----------  ----------

The accompanying notes are an integral part of these consolidated financial statements.

                        MGM Grand, Inc and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)    For the years ended December 31,  1994       1993       1992

....................................................................................
Cash Flows From Operating Activities:
 Net income (loss)                               $  74,576  $(117,586) $ (20,072)
  Adjustments to reconcile net income (loss)
   to net cash
   from operating activities:
  Gain on sale of airline                           (8,048)      --         --
  Aircraft carrying value adjustment                  --       68,948       --
  Amortization of debt offering costs                3,858      1,312      1,863
  Depreciation and amortization                     44,433      8,018      7,356
  Aircraft overhaul amortization                      --        1,993      2,423
  Provision for doubtful accounts and
   discounts                                        44,181      3,855        238
  Change in assets and liabilities:
   Accounts receivable                             (93,311)   (33,724)    10,653
   Inventories                                      (4,574)   (12,508)       583
   Prepaid expenses                                 (1,677)   (10,536)       (80)
   Accounts payable, accrued liabilities, and
    other                                           35,023     52,632      9,287
                                                 ---------  ---------  ---------
   Net cash from operating activities               94,461    (37,596)    12,251
                                                 ---------  ---------  ---------
Cash Flows From Investing Activities:
  Purchases of property and equipment, net         (65,976)  (480,054)  (222,229)
  Dispositions of property and equipment, net          691        684      1,206
  Change in construction payables                  (92,740)    64,548     28,239
  Deposits and other assets                        (34,930)     2,141     (5,156)
                                                 ---------  ---------  ---------
   Net cash from investing activities             (192,955)  (412,681)  (197,940)
                                                 ---------  ---------  ---------
Cash Flows From Financing Activities:
  Borrowings from (repayments to) banks and
   others                                          (10,000)    10,000       --
  Issuance of long term debt, net                     --         --      455,906
  Issuance of common stock                             822     71,619     99,952
  Repurchase of common stock                       (27,774)      --         --
                                                 ---------  ---------  ---------
   Net cash from financing activities              (36,952)    81,619    555,858
                                                 ---------  ---------  ---------
Net Increase (Decrease) In Cash And Cash
 Equivalents                                      (135,446)  (368,658)   370,169
Cash And Cash Equivalents At Beginning Of
 Year                                              211,305    579,963    209,794
                                                 ---------  ---------  ---------
Cash And Cash Equivalents At End Of Year         $  75,859  $ 211,305  $ 579,963
                                                 ---------  ---------  ---------

The accompanying notes are an integral part of these consolidated financial statements.

                        MGM Grand, Inc and Subsidiaries

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended
December 31, 1994,
1993, and 1992
(Dollar amounts in                              Capital in           Retained       Total
thousands, except           Common       Common Excess of  Treasury  Earnings   Stockholders'
share data)            Stock Outstanding Stock  Par Value   Stock    (Deficit)     Equity
.................................................................................................
Balance at December
 31, 1991                 41,017,353      $428   $489,933  $(29,490) $ (13,968)   $ 446,903
  Issuance of common
   stock                   5,785,918        57     99,894      --         --         99,951
  Net loss                    --           --        --        --      (20,072)     (20,072)
                          ----------      ----   --------  --------  ---------    ---------
Balance at December
 31, 1992                 46,803,271       485    589,827   (29,490)   (34,040)     526,782
  Issuance of common
   stock                   1,955,000        20     70,604      --         --         70,624
  Issuance of common
   stock pursuant to
   employee stock
   options                    86,560         1        994      --         --            995
  Adjustment to net
   sales proceeds in
   excess of Desert
   Inn assets sold            --           --         940      --         --            940
  Net loss                    --           --        --        --     (117,586)    (117,586)
                          ----------      ----   --------  --------  ---------    ---------
Balance at December
 31, 1993                 48,844,831       506    662,365   (29,490)  (151,626)     481,755
  Issuance of common
   stock pursuant to
   employee stock
   options                    71,479         1        821      --         --            822
  Repurchase of common
   stock                    (991,800)      --        --     (27,774)      --        (27,774)
  Net income                  --           --        --        --       74,576       74,576
                          ----------      ----   --------  --------  ---------    ---------
Balance at December
 31, 1994                 47,924,510      $507   $663,186  $(57,264) $ (77,050)   $ 529,379
                          ----------      ----   --------  --------  ---------    ---------

The accompanying notes are an integral part of these consolidated financial statements.

                        MGM Grand, Inc and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 Note 1. Organization and Basis of Presentation
................................................................................
MGM Grand, Inc. (the "Company") is a Delaware corporation incorporated January 29, 1986. As of December 31, 1994, approximately 74.3% of the outstanding shares of the Company's common stock were owned by Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly-owned by Kirk Kerkorian.

Through its wholly-owned subsidiary, MGM Grand Hotel, Inc., the Company owns and operates the MGM Grand Hotel, a hotel/casino and entertainment complex in Las Vegas. The MGM Grand Hotel commenced operations on December 18, 1993.

In December 1993, the Company entered into an agreement with Bally's for the joint development and operation of an elevated monorail linking the MGM Grand Hotel with the corner of Flamingo Road and the Las Vegas Strip. The project is a one-mile, high-capacity, transit-grade system with an estimated cost of $25 million. The project costs are shared equally with Bally's. The system is scheduled to be operational by June 1995.

On December 28, 1994, the Company and Primadonna Resorts, Inc. executed the definitive agreement for the development of a $350 million themed hotel/casino called NEW YORK-NEW YORK. The project will be located on the northwest corner of Tropicana Avenue and Las Vegas Boulevard, across from the MGM Grand Hotel. The preliminary plans for NEW YORK-NEW YORK call for the destination resort to include a 2,200-room hotel and casino, themed entertainment attractions and restaurant/retail outlets. The Company and Primadonna Resorts will jointly own, develop and operate NEW YORK-NEW YORK, which is expected to break ground during the first quarter of 1995. The 18-acre site was contributed to the venture by the Company during January 1995, and NEW YORK-NEW YORK acquired an adjacent two-acre site in February 1995. Ownership of NEW YORK-NEW YORK is equal between the Company and Primadonna Resorts.

The Company operated MGM Grand Air, a scheduled and charter airline service, through its wholly-owned subsidiary, MGM Grand Air, Inc., from September 1987 until December 31, 1994, when MGM Grand Air was sold. (See Note 4).

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

e. Debt and Equity Offering Costs--Direct costs incurred related to the sale of common stock to the public were charged against common stock proceeds at the time of the sale. Direct costs

                        MGM Grand, Inc and Subsidiaries
related to the debt offering are being deferred and amortized over the debt repayment period.

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

i. Revenue Recognition--Casino revenue is recorded as gaming wins less losses. Through the date of sale of MGM Grand Air on December 31, 1994, passenger ticket sales and aircraft charter sales were recognized as revenue when the transportation was rendered. Tickets sold but not used are refundable and included in other accrued liabilities.(See Note 4).

j. Promotional Allowances--The retail value of accommodations, food, beverages, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated retail value of these promotional allowances was $51,622,000 and $3,053,000 for the years ended December 31, 1994 and 1993, respectively. The estimated cost of providing such promotional allowances was included in casino expenses as follows:

                                                Years Ended December 31,
                                            -------------------------------
     (In thousands)                            1994       1993      1992
    -----------------------------------------------------------------------
     Rooms                                   $ 7,809     $  659      $ --
     Food and beverage                        24,115      1,170        --
     Other                                     5,176         84        --
                                             -------     ------      ------
                                             $37,100     $1,913      $ --
                                             -------     ------      ------

k. Hotel Preopening Expenses--Hotel preopening expenses include direct project salaries, advertising, and other pre-opening services incurred during the preopening period of the MGM Grand Hotel. Such costs were expensed in 1993 upon opening of the facility.

l. Aircraft Valuation Adjustment--The Company reduced the book value of its aircraft and related equipment to their expected recoverable values, and recognized an aircraft carrying value adjustment. (See Notes 4 and 11).

m. Income Taxes--The Company adopted statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" effective January 1, 1993. (See Note
14). Prior to 1993, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11.

n. Net Income (Loss) per Common Share--Net income (loss) per common share has been computed based upon the weighted average number of shares of common stock and common stock equivalents, if dilutive, outstanding during each year (48,988,000 in 1994, 47,587,000 in 1993, and 42,254,000 in 1992).

o. Reclassifications--Certain reclassifications have been made to conform the prior year with the current year presentation.

                        Note 3. Statements of Cash Flows
................................................................................
The following supplemental disclosures are provided for the Consolidated Statements of Cash Flows:

                                               Years Ended December 31,
                                           --------------------------------
     (In thousands)                             1994       1993      1992
    -----------------------------------------------------------------------
     Cash payments made for:
       Interest, net of amounts capitalized   $58,975    $3,535    $8,346
                                              -------    ------    ------
       State and federal taxes                $   755    $  203    $  350
                                              -------    ------    ------

                        MGM Grand, Inc and Subsidiaries

In 1993, the Company acquired property and equipment with capital leases totalling $15,423,000. In 1993, amortization of deferred bond offering costs of $1,705,000 was capitalized to property and equipment as a component of the total capitalized interest. In 1993, $940,000 was credited to Capital in Excess of Par Value in connection with the 1991 sale of the Desert Inn Hotel and Casino.

                         Note 4. Sale of MGM Grand Air
................................................................................
On December 31, 1994, MGM Grand, Inc. completed the sale of MGM Grand Air for a note receivable totalling approximately $14,325,000, realizing a pretax gain of $8,048,000.

The operating results of MGM Grand Air have been accounted for as discontinued operations, and prior years financial statements have been restated. Summary operating results of discontinued operations, excluding the above noted gain, are as follows:

                                         1994        1993        1992
                                      -----------------------------------
Revenues                              $19,535,000 $20,784,000 $50,005,000
Reduction in aircraft carrying value  $     --    $68,948,000 $     --
Operating loss                        $ 7,012,000 $78,691,000 $13,732,000

                            Note 5. Rights Offering
................................................................................
On October 15, 1992, the Company completed a common stock rights offering.
Total common stock issued at completion of the offering was 5,785,918 shares at a subscription price of $17.50 per share, resulting in net proceeds of approximately $100,000,000. The Company utilized the net proceeds to provide partial financing for the Company's MGM Grand Hotel.

                             Note 6. Stock Offering
................................................................................
On August 17, 1993, the Company completed a common stock public offering. Total common stock issued at completion of the offering was 1,955,000 shares at a price of $37.75 per share, resulting in net proceeds of approximately $70,600,000. The Company allocated such funds for general corporate purposes including additions to property, plant and equipment, and the exploration of other expansion opportunities.

                             Note 7. Treasury Stock
................................................................................
On March 9, 1994, the Company announced that it intended to acquire in open market purchases, from time to time, as many as 1,000,000 shares of its common stock. During the year ended December 31, 1994, the Company acquired 991,800 shares.

                    Note 8. Issuance of First Mortgage Notes
................................................................................
On May 14, 1992, MGM Grand Hotel Finance Corp. completed its public offering of $220,000,000 of seven year 11 3/4% First Mortgage Notes and $253,000,000 of ten year 12% First Mortgage Notes, realizing net cash proceeds of approximately $454,000,000 after underwriting and other related offering costs. The Company utilized the net proceeds to provide partial financing for the Company's MGM Grand Hotel.

                        MGM Grand, Inc and Subsidiaries

                          Note 9. Accounts Receivable
................................................................................
Components of receivables were as follows:

                                                       At December 31,
                                                    ---------------------
     (In thousands)                                      1994     1993
    ---------------------------------------------------------------------
     Casino                                            $ 84,496  $27,095
     Hotel                                               14,194    6,732
     Airline                                              1,608    1,422
                                                       --------  -------
                                                        100,298   35,249
     Less: Allowance for doubtful
       accounts and discounts                           (17,624)  (4,733)
                                                       --------  -------
                                                       $ 82,674  $30,516
                                                       --------  -------

Credit is issued in exchange for gaming chips as permitted by the regulations of the Nevada Gaming Commission and the Nevada State Gaming Control Board at the MGM Grand Hotel.

                       Note 10. Other Accrued Liabilities
................................................................................
Other accrued liabilities consisted of the following:

                                                          At December 31,
                                                       -------------------
     (In thousands)                                        1994    1993
    ----------------------------------------------------------------------
     Casino front money                                   $15,252 $ 7,445
     Casino chip liability                                  3,943   3,267
     Advance deposits                                       3,521  10,549
     Accrued gaming taxes                                   2,339   1,636
     Other liabilities                                     16,698  10,279
                                                          ------- -------
                                                          $41,753 $33,176
                                                          ------- -------

                        Note 11. Property and Equipment
................................................................................
Property and equipment consisted of the following:

                                                       At December 31,
                                                    ---------------------
     (In thousands)                                     1994      1993
    ---------------------------------------------------------------------
     Land                                             $ 90,567  $ 90,837
     Buildings and improvements                        621,835   660,612
     Airframes, engines and other flight equipment        --      81,842
     Equipment, furniture, fixtures and leasehold
      improvements                                     194,756   103,518
     Equipment under capital lease                      17,793    16,987
     Construction in progress                              615      --
                                                      --------  --------
                                                       925,566   953,796
     Less: Accumulated depreciation and amortization   (45,543)  (86,512)
                                                      --------  --------
                                                      $880,023  $867,284
                                                      --------  --------

The accumulated depreciation and amortization at December 31, 1993 included the $68,948,000 reduction in the carrying value of aircraft and related equipment. Such assets were included in the sale of MGM Grand Air on December 31, 1994 (See Note 4).

                        MGM Grand, Inc and Subsidiaries

                            Note 12. Long Term Debt
................................................................................
Long term debt consisted of the following:

                                                    At December 31,
                                                ---------------------
     (In thousands)                                  1994     1993
    -----------------------------------------------------------------
     11 3/4% First Mortgage Notes due May 1, 1999  $220,000 $220,000
     12% First Mortgage Notes due May 1, 2002       253,000  253,000
     Laundry Facility Loan                            --      10,000
                                                   -------- --------
                                                    473,000  483,000
     Less: Current Maturities                         --      (1,573)
                                                   -------- --------
                                                   $473,000 $481,427
                                                   -------- --------

The First Mortgage Notes contain various restrictive covenants including the maintenance of certain financial ratios and limitations on additional debt, dividends, stock repurchases, disposition of assets, mergers and similar transactions. Based on the quoted market value of the First Mortgage Notes at December 31, 1994, the fair value of the First Mortgage Notes was $513,081,000.

Maturities of the Company's long term debt are as follows:

     Year Ending December 31,                         (In thousands)
    ----------------------------------------------------------------
     1995                                                   $  --
     1996                                                      --
     1997                                                     55,000
     1998                                                     55,000
     1999                                                    110,000
     Thereafter                                              253,000
                                                            --------
                                                            $473,000
                                                            --------

On May 14, 1992, the Company secured a commitment from several banks for a $60,000,000 line of credit for the MGM Grand Hotel. The facility became available on November 18, 1993. The Company incurs a commitment fee for the unused portion of the line of credit. No amounts were outstanding under the line of credit during 1994.

On June 16, 1993, Grand Laundry, Inc., a wholly-owned subsidiary of MGM Grand Hotel, obtained a $10,000,000 loan from a financial institution for a laundry facility in North Las Vegas, Nevada. As of December 31, 1993, $10,000,000 had been drawn down under the loan, and construction of the facility was completed. The loan was paid off on December 27, 1994. The facility provides the laundry and dry cleaning services for the MGM Grand Hotel.

On April 1, 1994, MGM Dist., Inc., a wholly-owned subsidiary of the Company, obtained a $4,000,000 loan from a financial institution for the acquisition of certain signage equipment. The loan was repaid on December 30, 1994.

Total interest incurred during 1994, 1993, and 1992 was $61,927,000, $59,472,000, and $37,733,000, respectively, of which $52,876,000 and
$19,811,000 were capitalized in 1993 and 1992, respectively.

                           Note 13. Lease Commitments
................................................................................
The Company and its subsidiaries lease buildings and equipment under non-cancelable operating lease agreements which expire at various dates through the year 2000. The leases generally provide that the Company pay taxes, insurance and maintenance expense related to leased assets.

In 1993, the Company entered into a three year operating lease for hotel/casino and theme park equipment in the amount of $48,000,000, with quarterly lease payments of approximately $2,500,000. In December 1994 and January 1995, the Company terminated the lease and purchased the equipment in the approximate amount of $42,000,000. In addition, during 1993, the Company entered into capital leases for hotel/casino and theme park equipment in the amount of $15,400,000.

In December 1994, the Company entered into an operating lease for production show equipment in the amount of $5,000,000.

                        MGM Grand, Inc and Subsidiaries

Through the date of sale of the airline on December 31, 1994 (see Note 4), MGM Grand Air had a lease with the City of Los Angeles Department of Airports covering terminal facilities at Los Angeles International Airport. The lease was transferred with the sale of the airline.

At December 31, 1994, the Company was obligated under non-cancellable operating leases and capital leases to make future minimum lease payments as follows:

                                                  Operating Capital
     Year Ending December 31,   (in thousands)     Leases   Leases
    ----------------------------------------------------------------
     1995                                          $ 2,598  $ 3,316
     1996                                            2,573    3,151
     1997                                            2,577    3,445
     1998                                            4,697    3,010
     1999                                              743    2,687
     Thereafter                                     16,163    3,049
                                                   -------  -------
     Total Minimum Lease Payment                   $29,351   18,658
                                                   -------
     Amount Representing Interest                            (3,959)
                                                            -------
     Total Obligation Under Capital Leases                   14,699
     Less: Amount due within one year                        (2,145)
                                                            -------
     Amount due after one year                              $12,554
                                                            -------

Rental expense on the above noted non-cancellable operating leases was $12,225,000 for the year ending December 31, 1994.

                             Note 14. Income Taxes
................................................................................
The Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109") for the year ended December 31,
1993. The impact of adopting this new standard was not material to the consolidated financial statements of the Company for 1993. Prior to 1993, the Company accounted for income taxes in accordance with Accounting Principles Board Opinion No. 11.

SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At December 31, 1994, the Company determined that $32,150,000 of tax benefits did not satisfy the recognition criteria set forth in the standard because of the Company's history of prior operating results. Accordingly, a valuation allowance was recorded to reserve the applicable deferred tax assets.

The provision (benefit) for income taxes for the years ended December 31, 1994, 1993 and 1992 is as follows:

                                        Year Ended December 31,
                                    -------------------------------
                                     1994         1993        1992
    ---------------------------------------------------------------
                                             (in thousands)
     Current--Federal                $ 575        $ --        $ --
     Deferred--Federal                (575)         --          --
                                     -----        -----       -----
     Total                           $ --         $ --        $ --
                                     -----        -----       -----

Reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:

                                                1994     1993     1992
    ------------------------------------------------------------------
     Federal income tax rate                     35%      35%      34%
     Change in Valuation Allowance              (35)     --       --
     Net operating loss--no benefit recorded    --       (35)     (34)
                                                ---      ---      ---
     Effective tax rate                         -- %     -- %     -- %
                                                ---      ---      ---

As of December 31, 1994, after having given effect to SFAS 109, the major tax effected components of the Company's net deferred tax liability are as follows:

                        MGM Grand, Inc and Subsidiaries

                                              (In thousands)
- ----------------------------------------------------------------------
Deferred Tax Asset                                 1994        1993
                                                 --------    --------
  Net operating loss carryforward                $ 45,559    $ 22,490
  Bad debt reserve                                  6,302       2,707
  Aircraft carying value adjustment                 --         24,132
  Hotel preopening expenses                        12,448      15,483
  Accruals, reserves and other                      1,924       4,496
  Alternative minimum tax credit carryforward       1,410         827
                                                 --------    --------
                                                   67,643      70,135
  Less: Valuation allowance                       (32,150)    (51,235)
                                                 --------    --------
  Total deferred tax asset                         35,493      18,900
                                                 --------    --------
Deferred Tax Liability
  Depreciation and amortization                   (37,963)    (17,315)
  Capitalized interest                             (3,472)     (8,102)
                                                 --------    --------
  Total deferred tax liability                    (41,435)    (25,417)
                                                 --------    --------
Net Deferred Tax Liability                       $ (5,942)   $ (6,517)
                                                 --------    --------

At December 31, 1994, the Company had a tax return net operating loss carryforward of approximately $130,200,000 which will expire as follows:

                                        Net Operating Loss Carryforward
     Year of Expiration                                  (In thousands)
     ------------------------------------------------------------------
     2005                                                      $ 18,400
     2006                                                         9,900
     2007                                                        28,200
     2008                                                        23,500
     2009                                                        50,200
                                                               --------
                                                               $130,200
                                                               --------

In addition, the Company has an alternative minimum tax credit carryforward of $1,410,000 which does not expire.

                           Note 15. Stock Option Plan
................................................................................
The Company has adopted a nonqualified stock option plan and an incentive stock plan which provides for the granting of stock options pursuant to applicable provisions of the Internal Revenue Code and regulations. The aggregate options available under the plans are 2,500,000 shares. In 1994, 273,750 options were granted at exercise prices ranging from $24.25 to $32.50 pursuant to the nonqualified plan. During 1994, 71,479 nonqualified stock options were exercised at $11.50 each. At December 31, 1994, 1,875,850 options at exercise prices ranging from $10.25 to $32.50 were outstanding of which 435,901 were exercisable. The Company has agreements with eight executives which provide that, upon a change of control, any unvested stock options covered by such agreements become exercisable. The total number of stock options subject to such agreements is 760,000.

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

                  Note 16. Employee Pension and Savings Plans
................................................................................
MGM Grand Hotel has a 401(k) employee savings plan for all full time employees not a part of a bargaining unit. The savings plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. The Company matches employee contributions up to a maximum of 1% of participating employee's gross wages. Additionally, the Company makes contributions to employee's savings plans based on length of service which vest over a five year period. Through December 31, 1994, the Company contributions under this arrangement were $3,300,000.

Effective November 1994, the Company, and MGM Grand Hotel adopted a Nonqualified Deferred Retirement Plan for

                        MGM Grand, Inc and Subsidiaries
certain key employees not a part of a collective bargaining unit. The Nonqualified Deferred Retirement Plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings, plus interest, as a retirement fund. These deferrals are in addition to those allowed under the Hotel Savings Plan. All deferred amounts vest immediately. There are no employer matching contributions made under this plan. The full amount vested in a participant's account will be distributed to a participant following termination of employment, normal retirement or in the event of disability or death.

Through the date of sale of the airline on December 31, 1994, MGM Grand Air maintained a noncontributory 401(k) employee savings plan for employees not a part of a bargaining unit. This savings plan allowed participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. Maintenance of the savings plan was assumed by the purchaser of the airline.

                      Note 17. Related-Party Transactions
................................................................................
In May 1992, Tracinda acquired $30,000,000 of the Company's First Mortgage
Notes (see Note 8) through an open market purchase.

The terms of the First Mortgage Notes (see Note 8) required that the Company's obligation to obtain an additional $100,000,000 in equity be assured by the issuance of an irrevocable bank letter of credit in that amount provided by the Company's principal shareholder, Tracinda. The letter of credit was outstanding from May to October 1992, when the rights offering was completed. Fees to the bank issuer of the letter of credit were paid by the Company.

In August 1992, MGM Grand Hotel installed and commenced testing of a property management computer software system at The Stars' Desert Inn which was then owned by Tracinda. The system was used at The Stars' Desert Inn until September 1993. MGM Grand Hotel also agreed to use The Stars' Desert Inn casino to test certain gaming equipment from July to September 1993. MGM Grand Hotel reimbursed The Stars' Desert Inn for its estimated costs, which were approximately $13,000 in 1993, and $229,000 in 1994. The Stars' Desert Inn did not exercise an option to retain the computer software system. The Stars' Desert Inn retained all revenues generated by the gaming equipment.

During the period from October 10, 1992 through January 20, 1993, MGM Grand Air, Inc. leased a Boeing 757 aircraft from Tracinda. The lease and related payments were $479,000. Also during 1992 and 1993, payments by The Stars' Desert Inn to MGM Grand Air for the charter of aircraft, amounted to $221,000 and $67,000, respectively.

In November 1992, the Company was granted a no-cost two-year option from Tracinda to purchase approximately 18 acres of undeveloped land across the Las Vegas Strip from the MGM Grand Hotel. Effective September 1, 1994, the option was extended to September 1, 1995. The option, which gave the Company the right to acquire the property at Tracinda's purchase cost of $31,500,000, together with its actual costs incurred in connection with the ownership of the property, plus interest, was exercised on January 5, 1995, for a total cost of approximately $36,500,000.

In November 1993, MGM Grand Hotel agreed to sell to Tracinda two unused parcels of land (approximately .56 acres total) for $272,950. The Company, based upon appraisals it received, believes that this sale was on terms comparable to what it could have obtained for the land on an arms length basis in an equivalent transaction with a third party. The acquisition was completed on March 1, 1994.

The Company and Tracinda have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

                        MGM Grand, Inc and Subsidiaries

                           Note 18. Industry Segments
................................................................................
The Company operates in the Hotel/Casino industry segment through the operations of the MGM Grand Hotel since December 18, 1993. Airline operations have been reclassified for the years presented to Discontinued Operations as a result of the sale of the airline (see Note 4). Sales between industry segments are immaterial and generally at prices approximately equal to those charged to unaffiliated customers. Revenues and assets of operations outside the United States are not significant.

                                       Years ended December 31,
                                --------------------------------------
(In thousands)                        1994        1993        1992
- ----------------------------------------------------------------------
Net revenues:
  Hotel/Casino                     $  742,195  $   37,016  $     --
                                   ----------  ----------  ----------
                                   $  742,195  $   37,016  $     --
                                   ----------  ----------  ----------
Operating income (loss):
  Hotel/Casino                     $  137,394  $    6,070  $     --
  Corporate expenses                   (7,679)     (5,486)     (4,873)
  Hotel preopening expenses              --       (45,130)       --
                                   ----------  ----------  ----------
                                   $  129,715  $  (44,546) $   (4,873)
                                   ----------  ----------  ----------
Identifiable assets:
  Hotel/Casino                     $1,076,009  $1,071,612  $  961,761
  Discontinued operations--airline      2,618       2,501      73,773
  Corporate                            62,126      86,010      27,952
                                   ----------  ----------  ----------
                                   $1,140,753  $1,160,123  $1,063,486
                                   ----------  ----------  ----------
Capital expenditures:
  Hotel/Casino                     $   60,086  $  474,454  $  217,207
  Discontinued operations--airline      5,552       5,568       4,669
  Corporate                               338          32         353
                                   ----------  ----------  ----------
                                   $   65,976  $  480,054  $  222,229
                                   ----------  ----------  ----------
Depreciation and amortization:
  Hotel/Casino                     $   44,346  $    1,593  $     --
  Corporate                                87          54        --
                                   ----------  ----------  ----------
                                   $   44,433  $    1,647  $     --
                                   ----------  ----------  ----------

                             MGM Grand, Inc and Subsidiaries

                         REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of MGM Grand, Inc.:

We have audited the accompanying consolidated balance sheets of MGM Grand, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGM Grand, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

                                                    Arthur Andersen LLP

Las Vegas, Nevada
February 17, 1995

                             MGM Grand, Inc and Subsidiaries

                          SELECTED QUARTERLY FINANCIAL RESULTS

For the years ended December 31, 1994 and 1993
(Unaudited)
(In thousands except share data)
                                          Quarter
                            --------------------------------------
1994                         First     Second    Third     Fourth     Total
................................................................................
Net Revenues                $174,958  $186,846  $208,558  $171,833  $ 742,195
Operating income (loss)       18,201    34,426    49,437    27,651    129,715
Income (loss) before
 discontinued operations       3,876    20,258    35,399    14,007     73,540
Net income (loss)              3,354    20,195    31,785    19,242     74,576
Per share of common stock:
  Income (loss) before
   discontinued operations  $    .08  $    .41  $    .72  $    .29  $    1.50
  Discontinued operations       (.01)       --      (.07)      .11        .02
                            --------  --------  --------  --------  ---------
  Net income (loss)         $    .07  $    .41  $    .65  $    .40  $    1.52
                            ========  ========  ========  ========  =========
1993
................................................................................
Net Revenues                $     --  $     --  $     --  $ 37,016  $  37,016
Operating income (loss)       (1,184)   (1,534)   (4,601)  (37,227)   (44,546)
Income (loss) before
 discontinued operations        (416)      743    (2,093)  (37,129)   (38,895)
Net income (loss)             (2,742)   (2,056)   (4,522) (108,266)  (117,586)
Per share of common stock:
  Income (loss) before
   discontinued operations  $   (.01) $    .02  $   (.04) $   (.76) $   ( .82)
  Discontinued operations       (.05)     (.06)     (.05)    (1.46)     (1.65)
                            --------  --------  --------  --------  ---------
  Net income (loss)         $   (.06) $   (.04) $   (.09) $  (2.22) $   (2.47)
                            ========  ========  ========  ========  =========

                                        1994                     1993
                                 -------------------     --------------------
Common Stock Prices                High        Low         High         Low
.............................................................................
For the year
ended December 31,
First quarter                  $  39 3/8   $  27 3/4   $   28 5/8   $  19 1/8
Second quarter                    29 3/4      23 1/4       36 3/8      26 5/8
Third quarter                       32        24 1/4       48 3/4      28 1/4
Fourth quarter                    32 1/4      24 1/8       48 7/8        36

The Company's Common Stock is listed on the New York Stock Exchange. Its symbol is MGG.

                        MGM Grand, Inc and Subsidiaries

                             CORPORATE INFORMATION

Directors and Officers
................................................................................
Fred Benninger
Chairman

Robert R. Maxey
President and Chief
Executive Officer

James D. Aljian
Executive, Tracinda Corporation
Las Vegas, Nevada

Terry N. Christensen
Partner, Christensen, White,
Miller, Fink & Jacobs
Los Angeles, California

Glenn A. Cramer

Willie D. Davis
President and Director,
All-Pro Broadcasting, Inc.
Los Angeles, California

Alexander M. Haig, Jr.
Chairman
Worldwide Associates, Inc.
Washington, D.C.

Lee A. Iacocca
Chairman
Iacocca Capital Group
Southfield, Michigan

Kirk Kerkorian
President and
Chief Executive
Officer,
Tracinda Corporation
Las Vegas, Nevada

Walter M. Sharp
President, Walter M. Sharp
Company
Beverly Hills, California

K. Eugene Shutler
Executive Vice President
and General Counsel

E. Parry Thomas
Consultant to
Bank of America--Nevada
Las Vegas, Nevada

Alex Yemenidjian
Executive Vice President
and Chief Financial
Officer

...................
Scott Langsner
Secretary/Treasurer


MGM Grand Hotel Senior Officers
................................................................................
Larry J. Woolf
Chairman, President and
Chief Executive Officer

Daniel M. Wade
Executive Vice President and
Chief Operating Officer

Robert V. Moon
Senior Vice President
Casino Marketing

Richard A. Sturm
Senior Vice President
Marketing and Entertainment

Joseph T. Murphy
Senior Vice President and Chief
Financial Officer


Addresses
................................................................................
MGM Grand, Inc.
3799 Las Vegas Boulevard South
Las Vegas, Nevada 89109

MGM Grand Hotel, Inc.
3799 Las Vegas Boulevard South
Las Vegas, Nevada 89109

Transfer Agent and
Registrar For Common Stock
Mellon Bank
85 Challenger Road
Ridgefield Park, NJ 07660

Independent Public
Accountants
Arthur Andersen LLP
3320 W. Sahara Avenue
Las Vegas, Nevada 89102


Form 10-K
................................................................................
A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to: Mr. Scott Langsner, MGM Grand, Inc., 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109.