Form 10-K, Exhibit 13
period 1995-12-31
MGM GRAND INC
filed 1996-03-29
CIK 789570

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS                           MGM Grand, Inc. and Subsidiaries


RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
The Company, through its wholly-owned subsidiaries, owns and operates the MGM Grand Hotel/Casino in Las Vegas, Nevada ("MGM Grand Las Vegas"), which commenced operations on December 18, 1993, and the MGM Grand Diamond Beach Hotel/Casino ("MGM Grand Australia"), which was acquired on September 7, 1995 (see Notes 1 and 15). Airline operations have been reclassified for the years presented to Discontinued Operations as a result of the sale of the airline on December 31, 1994 (see Note 16).

1995 COMPARED WITH 1994
--------------------------------------------------------------------------------
Net revenues for the year ended December 31, 1995, were $721,843,000, compared with $742,195,000 for the year ended December 31, 1994. Casino revenue for the twelve months ended 1995 was $404,742,000, compared with $434,297,000 for the twelve months ended 1994. Room revenue for the 1995 year was $160,470,000 on an occupancy of 89.5%, compared with the 1994 year of $145,196,000 on an occupancy of 91.6%. Entertainment, Retail, Food and Beverage and Other revenue was $212,606,000 in 1995, compared with $214,324,000 in the prior year. The decrease in casino revenue is the result of an unusually high win percentage in baccarat during 1994. The increase in room revenue was primarily due to the increase in the average daily room rate, partially offset by a slightly lower occupancy percentage, reflecting less marketing emphasis on the tour and travel business segment. In addition, promotional allowances increased to $55,975,000, compared with $51,622,000 in the prior year due to increased marketing efforts to attract national customers.

Net revenues for MGM Grand Australia totaled $9,654,000 for the period since acquisition on September 7, 1995. For the period ended December 31, 1995, casino revenue was $7,293,000, room revenue as $614,000 and food and beverage revenue was $2,084,000. Data for the period prior to acquisition is not applicable.

Operating income for 1995 was $103,823,000 compared with an operating income of $129,715,000 in 1994. In addition to the change in revenues noted above, the lower results were primarily attributable to an increase in reserves for casino receivables, an increase in casino marketing efforts, an increase in depreciation reflecting the asset additions for MGM Grand Australia, MGM Grand Las Vegas, and EFX show equipment.

Also contributing to the lower results were the costs of various non-recurring marketing programs, and a $5,942,000 restructuring charge during the Company's third quarter (see Note 13). These costs were offset by a reduction in operating expenses as a result of continuing cost containment efforts.

INTEREST AND OTHER INCOME. Interest and other income was $2,071,000 for the year ended 1995 versus $5,752,000 for the year ended 1994. Interest was higher during the 1994 period as a result of the short term investment of undisbursed construction funds.

INTEREST EXPENSE. Interest incurred was $63,646,000 for the year ended 1995, compared with $61,927,000 for the year ended 1994. In 1995 interest expense included $2,307,000 related to MGM Grand Australia. Capitalized interest was $4,317,000 in 1995.

INCOME TAXES. The Company has not recorded a provision for income taxes, due to utilization of tax benefits not realized in prior years, which have offset any provision for the current period. Management anticipates that it will utilize the remaining tax benefits in 1996 and, as a result, the Company may record a tax provision during 1996.

1994 COMPARED WITH 1993
--------------------------------------------------------------------------------
Net revenues for the year ended December 31, 1994, were $742,195,000, compared with $37,016,000 for the 14-day period ended December 31, 1993. Casino revenue for the year ended December 31, 1994, was $434,297,000, compared with $26,702,000 for the 14-day period ended December 31, 1993. Room revenue for the 1994 year was $145,196,000 on an occupancy of 91.6%, compared with the 14-day period ended December 31, 1993, of $4,505,000 on an occupancy of 58%. In order to open MGM Grand Las Vegas three months ahead of schedule, the occupancy rates were affected by the partial availability of hotel rooms during December 1993 and the first quarter of 1994. Entertainment, Retain, Food and Beverage and Other Revenue was $214,324,000 in 1994, compared with $8,862,000 in the prior year's 14-day period.

Operating income for 1994 was $129,715,000, compared with an operating loss of $44,546,000 in 1993 which included a non-recurring charge of $45,130,000 for hotel preopening costs. Preopening costs included direct project salaries, advertising and other services incurred during the period prior to commencement of operations of MGM Grand Las Vegas.

MGM Grand Air revenues for the year ended December 31, 1994, which have been reclassified to Discontinued Operations due to the sale of the airline on December 31, 1994, were $19,535,000, compared with $20,784,000 for the year ended December 31, 1993. The operating loss for 1994 was $7,012,000, compared with $78,691,000 in 1993. The operating loss in 1993 included an adjustment of $68,948,000 resulting from the revaluation of the carrying value of aircraft and related equipment.

INTEREST AND OTHER INCOME. Interest and other income was $5,752,000 for the year ended 1994 versus $12,247,000 for the year ended 1993. Interest was higher during 1993 period as a result of short term investment of undisbursed construction funds.

INTEREST EXPENSE. Interest incurred was $61,927,000 for the year ended 1994, compared with $59,472,000 for the year ended 1993. Capitalized interest was $52,876,000 in 1993.

INCOME TAXES. The Company has not recorded a provision for income taxes, due to utilization of tax benefits not realized in prior years which have offset any provision for the current period.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------
At December 31, 1995 and 1994, the Company held cash and cash equivalents of $110,017,000 and $75,859,000, respectively. Cash provided by operating activities for 1995 was $114,544,000, compared with $94,461,000 for 1994.

Capital expenditures in 1995 were $37,447,000, consisting of $30,441,000 for expenditures related to MGM Grand Las Vegas for general property improvements and construction of the Star Lane Shops, $6,881,000 at MGM Grand Australia for upgraded accommodations, new gaming facilities and other improvements, and $125,000 related to furniture, fixtures and equipment. Also during 1995, the Company expended $3,050,000 on the MGM Grand-Bally's monorail project, $36,500,000 on the New York-New York project and $79,745,000 for the acquisition of MGM Grand Australia (see Note 15). During 1995, MGM Grand Las Vegas also expended $11,409,000 on the EFX production show.

Capital expenditures for 1996 are expected to be approximately $51,200,000 MGM Grand Las Vegas expenditures for 1996 are expected to be approximately $40,000,000 for general property improvements, and MGM Grand Australia plans to expend approximately $7,900,000 to complete the facility renovation and enhancement program, as well as approximately $3,300,000 for general property and equipment improvements. In addition, MGM Grand Las Vegas is designing a multi-year master construction plan for additional themed retail, food and beverage outlets, expanded convention facilities and other aesthetic and functional enhancements to the property, for which costs have not been finalized.

In June 1995, the Company and Bally's Las Vegas completed their joint development of the elevated monorail linking MGM Grand Las Vegas with the corner of Flamingo Road and the Las Vegas Strip. The monorail is a one-mile, high-capacity, transit grade system which cost approximately $25,000,000. The costs were shared equally with Bally's Las Vegas, and each partner has contributed approximately $12,500,000 to the joint venture.

Capital expenditures in 1994 were $65,976,000, consisting of $59,967,000 for expenditures related to MGM Grand Las Vegas, $5,552,000 for refurbishment of aircraft and spare parts, $119,000 related to other hotel/casino activities, and $338,000 related to furniture, fixtures and equipment.

On December 28, 1994, the Company and Primadonna Resorts, Inc. ("Primadonna") executed definitive agreements for the development of New York-New York Hotel/Casino. The plans for New York-New York call for the destination resort to include approximately 2,035 hotel rooms, themed entertainment attractions, restaurants and retail outlets with an approximate cost of $460,000,000. The Company and Primadonna will jointly own, develop and operate New York-New York, which broke ground on March 30, 1995. The 18-acre site, located on one of the busiest intersections in Las Vegas, was contributed to the venture by the Company during January 1995 in exchange for a 50% interest in the joint venture, and on February 1, 1995, New York-New York acquired an adjacent two acre parcel. Completion is scheduled for late 1996. Bank financing of up to $225,000,000 was completed by New York-New York Hotel, LLC, and as of December 31, 1995, $59,000,000 had been drawn down under the facility. Capital lease financing of up to $75,000,000 is anticipated during 1996, and the Company may contribute additional equity for its 50% share of the amount necessary to complete the project. As a lender requirement for the project financing, both the Company and Primadonna were required to enter into a joint and several unlimited Keep-Well Agreement (see Note 8).

During 1993, the Company completed equipment lease financings for MGM Grand Las Vegas equipment. In December 1994 and in January 1995, the Company terminated certain leases and purchased the equipment for approximately $42,000,000 (see
Note 9). During 1994, the Company completed equipment lease financing of $5,000,000 for the EFX production show.

In August 1993, the Company completed a public offering of common stock. Total common stock sold was 1,955,000 shares at $37.75 per share, resulting in net proceeds of approximately $70,600,000.

In June 1993, Grand Laundry, Inc., a wholly-owned subsidiary of MGM Grand Hotel, Inc. obtained a $10,000,000 loan from a financial institution for a laundry facility constructed in North Las Vegas, Nevada. The facility was completed in December 1993 and provides the laundry and dry cleaning services for MGM Grand Las Vegas. The loan was paid off on December 27, 1994.

The Company expects to finance operations and capital expenditures through cash flow from operations, cash on hand, and the bank line of credit.

CONSOLIDATED STATEMENTS OF OPERATIONS           MGM Grand, Inc. and Subsidiaries


(In thousands, except share data)
For the years ended December 31,           1995           1994            1993
------------------------------------------------------------------------------
Revenues:
  Casino                               $404,742       $434,297       $  26,702
  Rooms                                 160,470        145,196           4,505
  Food and beverage                      89,299         91,566           3,696
  Entertainment, retail and other       123,307        122,758           5,166
------------------------------------------------------------------------------
                                        777,818        793,817          40,069
  Less: Promotional allowances           55,975         51,622           3,053
------------------------------------------------------------------------------
                                        721,843        742,195          37,016
------------------------------------------------------------------------------
Expenses:
  Casino                                195,140        183,514           9,341
  Rooms                                  44,195         45,303           1,016
  Food and beverage                      57,293         65,043           2,529
  Entertainment, retail and other        92,667        115,443           6,180
  Provision for doubtful accounts
    and discounts                        57,683         44,181           3,855
  General and administrative             99,086        106,884           6,378
  Restructuring costs                     5,942              -               -
  Depreciation and amortization          55,419         44,433           1,647
  Hotel preopening expenses                   -              -          45,130
------------------------------------------------------------------------------
                                        607,425        604,801          76,076
------------------------------------------------------------------------------
      Operating Profit (Loss) Before
        Corporate Expense               114,418        137,394         (39,060)
  Corporate expense                      10,595          7,679           5,486
------------------------------------------------------------------------------
      Operating Income (Loss)           103,823        129,715         (44,546)
------------------------------------------------------------------------------
Nonoperating Income (Expense):
  Interest income                         2,896          5,544          12,231
  Interest expense, net of amounts
    capitalized                         (59,329)       (61,927)         (6,596)
  Other, net                               (825)           208              16
------------------------------------------------------------------------------
                                        (57,258)       (56,175)          5,651
------------------------------------------------------------------------------
      Income (Loss) Before
        Discontinued Operations          46,565         73,540         (38,895)
------------------------------------------------------------------------------
Discontinued Operations:
  Income (loss) from discontinued
    operations                                -         (7,012)        (78,691)
  Gain on disposal of discontinued
    operations                                -          8,048               -
------------------------------------------------------------------------------
                                              -          1,036         (78,691)
------------------------------------------------------------------------------
Income (Loss) Before Provision
  (Benefit) for Income Taxes             46,565         74,576        (117,586)
  Provision (benefit) for income
    taxes                                     -              -               -
------------------------------------------------------------------------------
      Net Income (Loss)                $ 46,565       $ 74,576       $(117,586)
-------------------------------------=========================================
Per Share of Common Stock:
  Income (loss) before
    discontinued operations            $   0.96       $   1.50       $   (0.82)
  Discontinued operations                     -           0.02           (1.65)
------------------------------------------------------------------------------
      Net Income (Loss)                $   0.96       $   1.52       $   (2.47)
-------------------------------------=========================================
  Weighted Average Shares
    Outstanding                      48,544,000     48,988,000      47,587,000
-------------------------------------=========================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                     MGM Grand, Inc. and Subsidiaries

(In thousands, except per share data)
As of December 31,                                  1995                  1994
------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                   $  110,017            $   75,859
  Accounts receivable, net                        78,559                95,432
  Prepaid expenses                                12,657                13,431
  Inventories                                     10,982                 9,641
  Notes receivable                                   529                14,325
------------------------------------------------------------------------------
      Total current assets                       212,744               208,688
------------------------------------------------------------------------------
Property and Equipment, net                      903,906               880,023
------------------------------------------------------------------------------
Other Assets:
  Investment in unconsolidated affiliates         53,611                10,955
  Deposits                                        16,340                 2,434
  Excess of purchase price over fair
    market value of net assets acquired, net      40,662                     -
  Other assets, net                               54,959                51,411
------------------------------------------------------------------------------
      Total other assets                         165,572                64,800
------------------------------------------------------------------------------
                                              $1,282,222            $1,153,511
----------------------------------------------================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                            $   20,746            $   29,306
  Current obligation, capital leases               2,170                 2,145
  Accrued interest on long term debt               9,368                 9,429
  Other accrued liabilities                       87,146                83,251
------------------------------------------------------------------------------
      Total current liabilities                  119,430               124,131
------------------------------------------------------------------------------
Deferred Revenues                                  8,568                 8,505
Deferred Income Taxes                              8,134                 5,942
Long Term Obligation, Capital Leases              10,443                12,554
Commitments and Contingencies                    551,099               473,000
Stockholders' Equity:
  Common Stock ($.01 par value, 75,000,000
    shares authorized, 48,774,856 and
    50,651,016 shares issued)                        488                   507
  Capital in excess of par value                 623,489               663,186
  Note receivable stock sale                     (10,000)                    -
  Common stock in treasury (2,726,506
    shares at December 31, 1994)                       -               (57,264)
  Retained earnings (deficit)                    (30,485)              (77,050)
  Currency translation adjustment                  1,056                     -
------------------------------------------------------------------------------
      Total stockholders' equity                 584,548               529,379
------------------------------------------------------------------------------
                                              $1,282,222            $1,153,511
----------------------------------------------================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS           MGM Grand, Inc. and Subsidiaries


(In thousands)
For the years ended December 31,                            1995          1994          1993
--------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
  Net income (loss)                                    $  46,565     $  74,576     $(117,586)
    Adjustments to reconcile net income (loss) to
      net cash from operating activities:
        Gain on sale of airline                                -        (8,048)            -
        Aircraft carrying value adjustment                     -             -        68,948
        Amortization of debt offering costs                3,308         3,858         1,312
        Depreciation and amortization                     55,419        44,433         8,018
        Aircraft overhaul amortization                         -             -         1,993
        Provision for doubtful accounts                   57,683        44,181         3,855
        Change in assets and liabilities:
          Accounts receivable                            (40,395)      (93,311)      (33,724)
          Inventories                                     (3,784)       (4,574)      (12,508)
          Prepaid expenses                                 2,589        (1,677)      (10,536)
          Deferred income taxes                           (2,034)            -             -
          Accounts payable, accrued liabilities
            and other                                     (5,863)       35,023        52,632
          Currency translation adjustment                  1,056             -             -
--------------------------------------------------------------------------------------------
          Net cash from operating activities             114,544        94,461       (37,596)
--------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
  Purchases of property and equipment, net               (37,447)      (65,976)     (480,054)
  Acquisition of MGM Grand Australia                     (71,942)            -             -
  Dispositions of property and equipment, net                488           691           684
  Change in construction payables                         (3,915)      (92,740)       64,548
  Notes receivable                                        13,796             -             -
  Deposits and other assets                              (67,014)      (34,930)        2,141
--------------------------------------------------------------------------------------------
          Net cash from investing activities            (166,034)     (192,955)     (412,681)
--------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Borrowings from (repayments to) banks and others        78,099       (10,000)       10,000
  Borrowings under line of credit                         15,000             -             -
  Repayment of line of credit                            (15,000)            -             -
  Issuance of common stock                                 7,549           822        71,619
  Repurchase of common stock                                   -       (27,774)            -
--------------------------------------------------------------------------------------------
          Net cash from financing activities              85,648       (36,952)       81,619
--------------------------------------------------------------------------------------------
Net Increase (Decrease) In Cash And Cash Equivalents      34,158      (135,446)     (368,658)
Cash And Cash Equivalents At Beginning Of Year            75,859       211,305       579,963
--------------------------------------------------------------------------------------------
Cash And Equivalents At End Of Year                     $110,017     $  75,859     $ 211,305
--------------------------------------------------------====================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY                            MGM Grand, Inc. and Subsidiaries

(Dollar amounts in thousands)            Common         Capital in        Note              Retained      Currency          Total
For the years ended December 31,          Stock  Common  Excess of  Receivable  Treasury    Earnings   Translation  Stockholders'
1995, 1994 and 1993                 Outstanding   Stock  Par Value  Stock Sale     Stock    (Deficit)   Adjustment         Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992         46,803,271    $485   $589,827    $      -  $(29,490)  $ (34,040)      $    -       $ 526,782
  Issuance of common stock            1,955,000      20     70,604           -         -           -            -          70,624
  Issuance of common stock
    pursuant to employee
    stock options                        86,560       1        994           -         -           -            -             995
  Adjustments to net sale
    proceeds in excess of
    Desert Inn assets sold                    -       -        940           -         -           -            -             940
    Net loss                                                                               $(117,586)                    (117,586)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993         48,844,831     506    662,365           -   (29,490)   (151,626)           -         481,755
  Issuance of common stock
    pursuant to employee
    stock options                        71,479       1        821           -         -           -            -             822
  Repurchase of common stock           (991,800)      -          -           -   (27,774)          -            -         (27,774)
  Net income                                  -       -          -           -         -      74,576            -          74,576
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994         47,924,510     507    663,186           -   (57,264)    (77,050)           -         529,379
  Issuance of common stock
    for note receivable                 618,557       -          -     (15,000)   15,000           -            -               -
  Payment received from
    note receivable                           -       -          -       5,000         -           -            -           5,000
  Issuance of common stock
    pursuant to employee
    stock options                       231,789       2      2,546           -         -           -            -           2,548
  Retirement of treasury
    stock                                     -     (21)   (42,243)          -    42,264           -            -               -
  Net income                                  -       -          -           -         -      46,565            -          46,565
  Currency translation
    adjustment                                -       -          -           -         -           -        1,056           1,056
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995         48,774,856    $488   $623,489    $(10,000) $      -   $ (30,485)      $1,056       $ 584,548
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      MGM Grand, Inc. and Subsidiaries


NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

MGM Grand, Inc. (the "Company") is a Delaware corporation incorporated on January 29, 1986. As of December 31, 1995, approximately 74% of the outstanding shares of the Company's common stock was owned by Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly-owned by Kirk Kerkorian.

Through its wholly-owned subsidiary, MGM Grand Hotel, Inc. ("MGM Grand Hotel"), the Company owns and operates the MGM Grand Hotel/Casino ("MGM Grand Las Vegas"), a fully integrated hotel/casino and entertainment complex in Las Vegas, Nevada. MGM Grand Las Vegas commenced operations on December 18, 1993.

Through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Diamond Beach Hotel/Casino in Darwin, Australia ("MGM Grand Australia"), a hotel/casino resort. The results of operations of MGM Grand Australia are included from September 7, 1995, the date of acquisition (see Note 15).

On December 28, 1994, the Company and Primadonna Resorts, Inc. ("Primadonna") executed definitive agreements for the formation of New York-New York Hotel, LLC ("NYNY Hotel"), a 50% joint venture between the Company and Primadonna. The Company and Primadonna will jointly and equally own, develop and operate NYNY Hotel, a themed hotel/casino, with an approximate cost of $460,000,000, including construction costs, preopening costs and capitalized interest. The project is located on the northwest corner of Tropicana Avenue and Las Vegas Boulevard, across from MGM Grand Las Vegas. Groundbreaking occurred on March 30, 1995. The plans for NYNY Hotel call for the destination resort to include approximately 2,035 hotel rooms, a casino, themed entertainment attractions, restaurants and retail outlets.

The Company and Bally's Las Vegas completed their joint development of the elevated monorail linking MGM Grand Las Vegas with the corner of Flamingo Road and the Las Vegas Strip. The monorail is a one-mile, high-capacity, transit-grade system which cost approximately $25,000,000. The project costs were shared equally with Bally's. The system began operations on June 14, 1995.

The Company operated MGM Grand Air, a scheduled and charter airline service, through its wholly-owned subsidiary, MGM Grand Air, Inc., from September 1987 until December 31, 1994, when MGM Grand Air was sold (see Note 16).

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

a. PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. Significant intercompany accounts are eliminated in consolidation.

b. MANAGEMENT'S USE OF ESTIMATES -- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. CASH AND CASH EQUIVALENTS -- Cash and cash equivalents consist of investments in bank certificates of deposit and other interest bearing instruments with original maturities of 90 days or less. Such investments are carried at cost, which approximate market value.

d. RECEIVABLES -- Receivables are due within one year and are recorded net of amounts estimated to be uncollectible.

e. INVENTORIES -- Inventories are stated at the lower of cost or market, which is determined generally by the FIFO method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      MGM Grand, Inc. and Subsidiaries

f. PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. The Company capitalized interest during the period that MGM Grand Las Vegas was under construction, as well as during periods for other major construction projects. Gains or losses on dispositions of property and equipment are included in the determination of income. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings                               15 to 40 years
Furniture, fixtures and equipment         3 to 7 years
Land improvements                             10 years
Leasehold improvements                   5 to 20 years

g. EXCESS OF PURCHASE PRICE OVER FAIR MARKET VALUE OF NET ASSETS ACQUIRED -- The excess of purchase price over fair market value of net assets acquired are amortized on a straight-line basis over 40 years.

h. OTHER ASSETS -- The estimated cost of normal hotel operating quantities (base-stock) of china, silverware, glassware, linen and utensils is recorded as an asset and is not depreciated. Costs of base-stock replacements are expensed as incurred. Direct costs incurred related to the sale of common stock to the public were charged against common stock proceeds at the time of the sale. Direct costs related to the debt offering and bank financing are being deferred and amortized over the debt repayment periods. Organizational costs are amortized on a straight-line basis over 60 months.

i. REVENUE RECOGNITION -- Casino revenue is the aggregate of gaming wins less losses. Through the date of sale of MGM Grand Air on December 31, 1994, passenger ticket sales and aircraft charter sales were recognized as revenue when the transportation was rendered. Tickets sold but not used are refundable and are included in other accrued liabilities.

j. PROMOTIONAL ALLOWANCES -- The retail value of accommodations, food, beverages, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated retail value of these promotional allowances was $55,975,000, $51,622,000 and $3,053,000 for the years ended December 31, 1995, 1994 and 1993, respect5ively. The estimated cost of providing such promotional allowances was included in casino expenses as follows:

                            Years Ended December 31,
                            ------------------------
(In thousands)                 1995     1994    1993
----------------------------------------------------
Rooms                       $ 8,512  $ 7,809  $  659
Food and beverage            23,588   24,115   1,170
Other                         3,804    5,176      84
----------------------------------------------------
                            $35,904  $37,100  $1,913
----------------------------========================

k. HOTEL PREOPENING EXPENSES -- Hotel preopening expenses include direct salaries and other costs incurred during the period prior to commencement of operations of MGM Grand Las Vegas. Such costs were expensed in 1993 upon opening of the facility.

l. INCOME TAXES -- The Company adopted statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" effective January 1, 1993 (see
Note 14).

m. CURRENCY TRANSLATION -- Assets and liabilities denominated in Australia dollars are translated into U.S. dollars at year end exchange rates, and related gains and losses, net of applicable deferred income taxes, are reflected in stockholders' equity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     MGM Grand, Inc. and Subsidiaries

n. NET INCOME (LOSS) PER COMMON SHARE -- Net income (loss) per common share has been computed based upon the weighted average number of shares of common stock and common stock equivalents, if dilutive, outstanding during each year (48,544,000 in 1995, 48,988,000 in 1994, and 47,587,000 in 1993).

o. RECLASSIFICATIONS -- Certain reclassifications have been made to conform the prior year with the current year presentation.

NOTE 3. STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

The following supplemental disclosures are provided for the Consolidated Statements of Cash Flows:

                                      Years Ended December 31,
                                      ------------------------
(In thousands)                           1995     1994    1993
--------------------------------------------------------------
Cash payments made for:
 Interest, net of amounts capitalized $55,750  $58,975  $3,535
--------------------------------------========================
 State and federal taxes              $   620  $   755  $  203
--------------------------------------========================

On June 5, 1995, the Company retired all remaining shares of common stock held in Treasury, which thereupon resumed the status of authorized unissued shares, in a non-cash transaction in the amount of $42,264,000.

In 1993, the Company acquired property and equipment with capital leases totalling $15,423,000. During the same year, amortization of deferred bond offering costs of $1,705,000 was capitalized to property and equipment as a component of the total capitalized interest. In addition, $940,000 was credited in 1993 to Capital in Excess of Par Value in connection with the 1991 sale of the Desert Inn Hotel/Casino.

NOTE 4. ACCOUNTS RECEIVABLE
-------------------------------------------------------------------------------

Components of receivables were as follows:

                      At December 31,
                    ------------------
(In thousands)         1995       1994
--------------------------------------
Casino              $ 98,878  $ 97,254
Hotel                 12,504    14,194
Other                    246     1,608
--------------------------------------
                     111,633   113,056
Less: Allowance for
 doubtful accounts
 and discounts       (33,074)  (17,624)
--------------------------------------
                    $ 78,559  $ 95,432
--------------------==================

Credit is issued in exchange for gaming chips at MGM Grand Las Vegas as permitted by the regulations of the Nevada Gaming Commission and the Nevada State Gaming Control Board. The Company extends credit to certain casino patrons, a substantial portion of whom reside in countries other than the United States, following evaluation of credit worthiness. The Company maintains an allowance for doubtful accounts and discounts which is based on management's estimate of the amount expected to be uncollectible considering historical experience and the information management obtains regarding the credit worthiness of the customer. The collectibility of these receivables could be affected by future business or economic trends or other significant events in the countries in which such customers reside. Although management believes the allowance is adequate, it is possible that the estimated amount of cash collections with respect to the casino accounts receivable could change.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     MGM Grand, Inc. and Subsidiaries


NOTE 5. PROPERTY AND EQUIPMENT
--------------------------------------------------------------------------------
Property and equipment consisted of the following:

                                  At December 31,
                                ------------------
(In thousands)                      1995      1994
--------------------------------------------------
Land                            $ 99,625  $ 90,567
Buildings and improvements       669,227   621,835
Equipment, furniture, fixtures
 and leasehold improvements      202,508   194,756
Equipment under capital lease     17,836    17,793
Construction in progress           7,772       615
--------------------------------------------------
                                 996,968   925,566
Less: Accumulated depreciation
 and amortization                (93,062)  (45,543)
--------------------------------------------------
                                $903,906  $880,023
--------------------------------==================

NOTE 6. INVESTMENTS IN UNCONSOLIDATED AFFILIATES
--------------------------------------------------------------------------------
Investments in unconsolidated affiliates consisted of the following:

                                   At December 31,
                                  -----------------
(In thousands)                       1995      1994
---------------------------------------------------
New York-New York Hotel, LLC      $40,938   $ 1,455
MGM Grand-Bally's Monorail, LLC    12,673     9,500
---------------------------------------------------
                                  $53,611   $10,955
----------------------------------=================

NOTE 7. OTHER ACCRUED LIABILITIES
--------------------------------------------------------------------------------
Other accrued liabilities consisted of the following:

                                   At December 31,
                                  -----------------
(In thousands)                       1995      1994
---------------------------------------------------
Accrued salaries and related      $29,856   $28,740
Casino front money                 21,279    28,010
Casino chip liability               5,831     3,943
Advance deposits                    5,113     3,521
Accrued gaming taxes                4,168     2,339
Other liabilities                  20,899    16,698
---------------------------------------------------
                                  $87,146   $83,251
----------------------------------=================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     MGM Grand, Inc. and Subsidiaries


NOTE 8. LONG TERM DEBT
--------------------------------------------------------------------------------
Long term debt consisted of the following:

                                At December 31,
                               ------------------
(In thousands)                     1995      1994
-------------------------------------------------
11 3/4% First Mortgage Notes
 due May 1, 1999               $220,000  $220,000
12% First Mortgage Notes due
 May 1, 2002                    253,000   253,000
Australian Hotel/Casino
 Loan due December 1, 2000       78,099         -
-------------------------------------------------
                                551,099   473,000
Less: Current Maturities              -         -
-------------------------------------------------
                               $551,099  $473,000
-------------------------------==================

Total interest incurred during 1995, 1994, and 1993 was $63,646,000, $61,927,000, and $59,472,000, respectively, of which $4,317,000 and $52,876,000 was capitalized in 1995 and 1993, respectively. In 1994, the Company did not capitalize any interest.

The First Mortgage Notes Indenture contains various restrictive covenants including the maintenance of certain financial ratios and limitations on additional debt, dividends, stock repurchases, disposition of assets, mergers and similar transactions. Based on the quoted market value of the First Mortgage Notes at December 31, 1995 and 1994, the fair value of the First Mortgage Notes was $512,999,000 and $513,081,000, respectively.

On September 7, 1995, the Company completed the acquisition of the Diamond Beach Hotel/Casino in Darwin, Australia (see Note 15). The acquisition cost was financed by an Australian bank facility which provides a total availability of approximately $78,099,000 and includes funding for general corporate purposes. Interest on the facility is based on the bank reference rate or Eurodollar rate. The loan agreement contains various restrictive covenants on MGM Grand Australia and the Company, including the maintenance of certain financial ratios and limitations on additional debt, dividends, and disposition of assets. It also restricts acquisitions and similar transactions. The facility matures in December 2000. The indebtedness has been wholly guaranteed by the Company.

Maturities of the Company's long term debt are as follows:

Year Ending December 31,  (In thousands)
----------------------------------------
1996                            $      -
1997                              67,087
1998                              67,087
1999                             125,806
2000                             101,370
Thereafter                       189,749
----------------------------------------
                                $551,099
--------------------------------========

On September 20, 1995, NYNY Hotel (see Note 1) completed its bank financing for up to $225,000,000. The non-revolving construction line of credit converts to a reducing revolver upon completion of construction and commencement of operations. The Company and Primadonna have guaranteed completion of the project as a condition to facility availability, and have executed a joint and several unlimited Keep-Well Agreement which provides that in the event of insufficient bank loan ratios by NYNY Hotel, the partners will make cash infusions which are sufficient to bring NYNY Hotel into compliance with covenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      MGM Grand, Inc. and Subsidiaries


On June 16, 1993, Grand Laundry, Inc., a wholly-owned subsidiary of MGM Grand Hotel, Inc. obtained a $10,000,000 loan from a financial institution for a laundry facility. The loan was paid off on December 27, 1994.

On May 14, 1992, the Company secured a commitment from several banks for a $60,000,000 line of credit for MGM Grand Las Vegas. The facility became available on November 18, 1993, and expires on December 31, 1999. The Company incurs a commitment fee ranging up to .5% for the unused portion of the line of credit. No amounts were outstanding under the line of credit during 1994. During 1995, the Company borrowed and repaid $15,000,000 under the bank line of credit, and as of December 31, 1995, no amounts were outstanding under the facility.

NOTE 9. COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------
The Company and its subsidiaries leased buildings and equipment under non-cancelable operating lease agreements which expire through the year 2000. The leases generally provide that the Company pay taxes, insurance and maintenance expense related to the leased assets.

At December 31, 1995, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

(In thousands)                Operating   Capital
Year Ending December 31,         Leases    Leases
-------------------------------------------------
1996                            $ 3,512   $ 3,194
1997                              3,163     3,465
1998                              5,588     2,836
1999                              1,403     2,872
2000                              1,926     1,549
Thereafter                       15,518     1,500
-------------------------------------------------
Total Minimum Lease Payment     $13,110    15,416
--------------------------------=======----------
Amount Representing Interest               (2,803)
-------------------------------------------------
Total Obligation Under Capital
  Leases                                   12,613
Less: Amount due within one year           (2,170)
-------------------------------------------------
Amount due after one year                 $10,443
------------------------------------------=======

Rental expense on the above noted non-cancelable operating leases was $3,552,000, $12,225,000 and $1,152,000 for the years ended December 31, 1995,
1994 and 1993, respectively.

Through the date of sale of the airline on December 31, 1994 (see Note 16), MGM Grand Air had a lease with the City of Los Angeles Department of Airports covering terminal facilities at Los Angeles International Airport. The lease was transferred with the sale of the airline.

In 1993, the Company entered into a three-year operating lease for hotel/casino and theme park equipment in the amount of $48,000,000, with quarterly lease payments of approximately $2,500,000. In December 1994 and January 1995, the Company terminated the lease and purchased the equipment for approximately $42,000,000. In addition, during 1993, the Company entered into capital leases for hotel/casino and theme park equipment in the amount of $15,423,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     MGM Grand, Inc. and Subsidiaries


NOTE 10. STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
On August 17, 1993, the Company completed a common stock public offering. Total common stock issued at completion of the offering was 1,955,000 shares at a price of $37.75 per share, resulting in net proceeds of approximately $70,600,000. The Company allocated such funds for general corporate purposes including additions to property, plant, and equipment, and the exploration of other expansion opportunities.

On May 24, 1995, and as amended on November 27, 1995, the Company and MGM Grand Hotel, Inc. entered into a Promotion Agreement with Don King Productions, Inc. ("DKP"), pursuant to which, among other things: (i) MGM Grand Hotel, Inc. has the exclusive right to present six of Mike Tyson's first seven fights; (ii) MGM Grand Hotel, Inc. made a non-interest bearing working capital advance of $15,000,000 to DKP, to be repaid on January 25, 1998; (iii) the Company sold DKP 618,557 treasury shares of the Company's Common Stock for $15,000,000, evidenced by a non-interest bearing promissory note to be repaid in three $5,000,000 installments out of the proceeds of each of the first three Tyson fights which occur in the MGM Grand Garden or at another site selected by MGM Grand Hotel, Inc.; (iv) the Company guaranteed to DKP that the market value of the shares will equal or exceed $30,000,000 ($48.50 per share) as of January 25, 1998; and
(v) the Company and DKP entered into security agreements and a registration rights agreement with respect thereto. Through December 31, 1995, one fight had occurred pursuant to the agreement, and accordingly, the Company expensed approximately $2,600,000, representing the accumulated "per fight" amortization of the difference between the guaranteed share price and the market price of $23.00 at December 31, 1995. The remaining balance outstanding of $10,000,000 on the non-interest bearing promissory note is reflected as note receivable stock sale and is included as a reduction to stockholders' equity.

As of December 31, 1993, the Company had 1,734,706 shares of its common stock held in treasury. On March 9, 1994, the Company announced that it intended to acquire in open market purchases as many as 1,000,000 shares of its common stock. Through December 31, 1994, the Company had acquired 991,800 shares of its common stock. No further purchases of shares have been made or anticipated. On June 5, 1995, the Company retired all of the remaining 2,107,949 shares of common stock held in treasury, which thereupon resumed the status of authorized but unissued shares.

NOTE 11. STOCK OPTION PLAN
--------------------------------------------------------------------------------
The Company has adopted a nonqualified stock option plan and an incentive stock plan which provides for the granting of stock options pursuant to applicable provisions of the Internal Revenue Code and regulations. The aggregate options available under the plans are 5,000,000 shares. In 1995, 1,985,250 options were granted at exercise prices ranging from $24.00 to $30.25 pursuant to the nonqualified plan. During 1995, 231,789 nonqualified stock options were exercised at prices ranging from $10.75 to $12.00. At December 31, 1995, 3,106,232 options at exercise prices ranging from $10.25 to $30.25 were outstanding of which 448,769 were exercisable. During the year, certain stock options were amended to reduce the per share exercise prices to $26.00 (the market price on the date of amendment) from exercise prices ranging from $26.25 to $32.50. The Company has agreements with eight executives which provide that, upon a change of control, any unvested stock options covered by such agreements become exercisable. The total number of stock options subject to such agreements is 1,975,000, of which 1,500,000 options become immediately exercisable, and the remaining 475,000 options become exercisable if employment status is diminished within twelve months following a change in control.

The plans are administered by a compensation and stock option committee of the Company's board of directors. Salaried officers and other key employees of the Company and its subsidiaries are eligible to receive options. The exercise price in each instance is 100% of the fair market value of the Company's common stock on the date of grant. The options generally have ten-year terms and are exercisable in four annual installments.

The Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. This statement recommends that the Company account for its stock option plans by recognizing the fair value of stock options granted over the vesting period of the option. If the Company does not change its accounting policy, the statement requires, at a minimum, that the Company disclose the pro forma impact on net income and earnings per share as though the recommended accounting method had been used. The Company has determined that it will not change from its current method of accounting for stock options, but it will make the required disclosures in the future.

NOTE 12. EMPLOYEE PENSION AND SAVINGS PLANS
--------------------------------------------------------------------------------
Effective February 1993, MGM Grand Hotel, Inc. adopted a 401(k) employee savings plan for all full time employees not a part of a bargaining unit. The savings plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. MGM Grand Hotel, Inc. matches 25% of employee contributions up to a maximum of 1% of a participating employee's eligible gross wages. Additionally, MGM Grand Hotel, Inc. makes contributions to the employees' savings plan based on length of service which vest over a five year period. For the periods ended December 31, 1995 and 1994, MGM Grand Hotel, Inc. contributions under this arrangement were $3,189,000 and $3,361,000, respectively.

Effective November 1994, the Company and MGM Grand Hotel, Inc. adopted a Nonqualified Deferred Retirement Plan for certain key employees not a part of a collective bargaining unit. The Nonqualified Deferred Retirement Plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings, plus interest, as a retirement fund. These deferrals are in addition to those allowed under the MGM Grand Hotel, Inc. 401(k) savings plan. All deferred amounts vest immediately. There are no employer matching contributions made under this plan. The full amount vested in a participant's account will be distributed to a participant following termination of employment, normal retirement or in the event of disability or death.

Effective with the September 1995 acquisition of the Diamond Beach Hotel and Casino by MGM Grand Australia Pty Ltd., (see Notes 1 and 15), an Australian employee retirement fund was acquired. The fund is subject to the Superannuation Industry (Supervision) Act of 1993, imposing a legal obligation on MGM Grand Australia to contribute to all employees. MGM Grand Australia maintains two categories for the plan, depending on employment status: category (A) for executive employees and category (B) for staff. Death and Disablement benefits are provided for all members; however, category (A) members receive increased coverages under both benefits. MGM Grand Australia contributes 6% of salary to satisfy the Superannuation Guarantee Legislation, and allows participants to defer, on a pretax basis, a portion of their salary (minimum 3%) and accumulate tax deferred earnings as a retirement fund. The Full amount vested in members' retirement accounts is payable to the member following termination of employment, or normal retirement. For the period since acquisition on September 7, 1995, to December 31, 1995, MGM Grand Australia contributions under these arrangements were $64,000 and $221,000 for the executive employees and staff, respectively.

Through the date of sale of the airline on December 31, 1994, MGM Grand Air maintained a noncontributory 401(k) employee savings plan for employees not a part of a bargaining unit. This savings plan allowed participants to deer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. Administration of the savings plan was assumed by the purchaser of the airline.

NOTE 13. COMPANY RESTRUCTURING PLAN
--------------------------------------------------------------------------------
On August 1, 1995, the Company announced details of a comprehensive restructuring plan designed to reduce costs and improve efficiency of operations at MGM Grand Las Vegas. This restructuring resulted in a one-time charge against earnings in the third quarter of 1995 totalling $5,942,000, primarily related to employee severance payments.

NOTE 14. INCOME TAXES
--------------------------------------------------------------------------------
The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") for the year ended December 31, 1993. The impact of adopting this new standard was not material to the consolidated financial statements of the Company for 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      MGM Grand, Inc. and Subsidiaries

SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At December 31, 1995, the Company determined that $18,013,000 of tax benefits did not satisfy the recognition criteria set forth in the standard. Accordingly, a valuation allowance was recorded for the applicable deferred tax assets.

The provision (benefit) for income taxes for the years ended December 31, 1995, 1994 and 1993, is as follows:

                         Years Ended December 31,
                        --------------------------
(In thousands)           1995       1994     1993
--------------------------------------------------
Current -- Federal     $ 2,034     $ 575     $ --
Deferred -- Federal     (2,034)     (575)      --
--------------------------------------------------
  Total                $   --      $ --      $ --
-----------------------===========================

Reconciliation of the Federal income tax rate and the Company's effective rate is as follows:

                              Years Ended December 31,
                             --------------------------
(In thousands)                1995       1994     1993
-------------------------------------------------------
Federal income tax rate        35%        35%       35%
Changes in valuation
  allowance                   (35)       (35)       --
Net operating loss --
  no benefit recorded          --         --       (35)
----------------------------==========================
Effective tax rate             --%        --%       --%
------------------------------------------------------

As of December 31, 1995, after having given effect to SFAS 109, the major tax effected components of the Company's net deferred tax liability are as follows:


                                       As of December 31,
                                      ---------------------
(In thousands)                          1995         1994
-----------------------------------------------------------
Deferred Tax Asset
  Net operating loss carryforward     $ 45,871     $ 45,559
  Bad debt reserve                       8,034        6,302
  Hotel preopening expenses              8,860       12,448
  Accruals, reserves and other           3,479        1,924
  Tax credit carryforwards               5,606        1,410
-----------------------------------------------------------
                                        71,850       67,643
Less: Valuation allowance              (18,013)     (32,150)
-----------------------------------------------------------
                                        53,837       35,493
-----------------------------------------------------------
Deferred Tax Liability
  Depreciation and amortization        (58,499)     (37,963)
  Capitalized interest                  (3,472)      (3,472)
-----------------------------------------------------------
  Total deferred tax liability         (61,971)     (41,435)
-----------------------------------------------------------
Net Deferred Tax Liability            $ (8,134)    $ (5,942)
--------------------------------------=====================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      MGM Grand, Inc. and Subsidiaries

At December 31, 1995, the Company had a tax return net operating loss carryforward of approximately $131,000,000 which will expire as follows:

                       Net Operating Loss
                                Carryward
Year of Expiration          (In thousands)
-----------------------------------------
2006                             $ 14,500
2007                                9,900
2008                               28,100
2009                               22,800
2010                               55,700
-----------------------------------------
                                 $131,000
---------------------------------========

In addition, the Company has an alternative tax credit carryforward of $3,400,000 which does not expire, and a general business tax credit carryforward of $2,206,000 which expires in different periods through 2010.

NOTE 15. AUSTRALIAN CASINO ACQUISITION
--------------------------------------------------------------------------------

On September 7, 1995, the Company, through its wholly owned subsidiary, MGM Grand Australia, Pty Ltd., completed the acquisition of the Diamond Beach Hotel/Casino in Darwin, Australia, for approximately U.S. $75,971,000, subject to certain adjustments. The acquisition costs include $59,972,000 for the purchase of stock and $14,200,000 of debt assumption, and debt and organization costs of $1,799,000. In addition, on October 24, 1995, the Company expended approximately $3,774,000 to acquire the remaining 14.3% interest not already owned in the Territory Property Trust, which owns the land and buildings of MGM Grand Australia. MGM Grand Australia is located on 18 acres of beachfront property on the north central coast of Australia. The resort includes a public and private casino, 97 rooms and suites, restaurants, and other facilities. The Company financed the acquisition through an Australian bank facility (see Note
8). The acquisition was accounted for using the purchase method, whereby the assets acquired were recorded at their fair market values. The purchase price allocation is as follows:

(In thousands)
-------------------------------------------------
Cash                                      $ 7,803
Property, plant and equipment              36,088
Excess of purchase price over fair
  market value of net assets acquired      40,980
Deferred income taxes                      (4,226)
Net liabilities                              (900)
-------------------------------------------------
                                          $79,745
------------------------------------------=======

Concurrent with the closing of the transaction on September 7, 1995, the Company granted to certain of the sellers an option to acquire 22.5% of the stock of the Company's Australian subsidiary. The option, which was granted for a nominal consideration, is exercisable at any time during the third and fourth years following the closing, at an exercise price of approximately $14,400,000 subject to certain adjustments. The option holders also granted to the Company a two-year option to purchase 25% interests in each of Aspinall's Club in London, U.K., and Aspinall Casino SA in Le Touquet, France, with an exercise price in each case based on the amount of the owners' respective investments in such casinos.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      MGM Grand, Inc. and Subsidiaries


NOTE 16. DISCONTINUED OPERATIONS/SALE OF MGM GRAND AIR
--------------------------------------------------------------------------------

On December 31, 1994, MGM Grand, Inc. completed the sale of MGM Grand Air for a note receivable totalling approximately $14,325,000, realizing a pretax gain of $8,048,000. As of December 31, 1995, the principal on the Note had been reduced to approximately $432,000.

Prior year operating results of MGM Grand Air have been accounted for as discontinued operations, and such financial statements have been restated. Summary operating results of discontinued operations, excluding the above noted gain, are as follows:

For the years ended December 31,          1994           1993
-------------------------------------------------------------
Revenues                           $19,535,000    $20,784,000
Reduction in aircraft
  carrying value                   $         -    $68,948,000
Operating loss                     $ 7,012,000    $78,691,000

NOTE 17. RELATED-PARTY TRANSACTIONS
--------------------------------------------------------------------------------

In conjunction with the Company's 50% interest in the MGM Grand-Bally's monorail joint venture, the Company, through its wholly-owned subsidiary, MGM Grand Hotel, Inc., contributed approximately $750,000 to the joint venture as part of its operating contributions during 1995.

In August 1995, the Company made a $5,000,000 working capital advance to NYNY Hotel. The $5,000,000 advance, together with interest, was repaid during September 1995. The Company and NYNY Hotel has entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

During 1995, MGM Grand Las Vegas leased a Boeing 727 aircraft and a Challenger aircraft from Tracinda, which total lease payments of $147,000 and $63,000, respectively. MGM Grand Las Vegas also leased Tracinda's Challenger aircraft through a third party operator for $243,000 during 1995.

In November 1992, the Company was granted a no-cost two-year option from Tracinda to purchase approximately 18 acres of undeveloped land across the Las Vegas Strip from MGM Grand Las Vegas. Effective September 1, 1994, the option was extended to September 1, 1995. The option, which gave the Company the right to acquire the property at Tracinda's purchase cost of $31,500,000, together with its actual costs incurred in connection with the ownership of the property, plus interest, was exercised on January 5, 1995, for a total cost of approximately $36,500,000. On January 6, 1995, the Company contributed the property to NYNY Hotel (see Notes 1 and 6), as its share of the capital contribution to the hotel/casino construction project.

In November 1993, MGM Grand Hotel, Inc. agreed to sell to Tracinda two unused parcels of land (approximately .56 acres total) for $272,950. The Company, based upon appraisals it received, believes that this sale was on terms comparable to what it could have obtained for the land on an arms length basis in an equivalent transaction with a third party. The acquisition was completed on March 1, 1994.

During the period from October 10, 1992, through January 20, 1993, MGM Grand Air, Inc. leased a Boeing 757 aircraft from Tracinda, with lease and related payments totalling $479,000. Also during 1993, payments by The Stars' Desert Inn to MGM Grand Air for the charter of aircraft amounted to $67,000.

In August 1992, MGM Grand Las Vegas installed and commenced testing of a property management computer software system at The Stars' Desert Inn which was then owned by Tracinda. The system was used at The Stars' Desert Inn until September 1993. MGM Grand Las Vegas also agreed to use The Stars' Desert Inn casino to test certain gaming equipment from July to September 1993. MGM Grand Las Vegas reimbursed The Stars' Desert Inn for its estimated costs, which were approximately $13,000 in 1993 and $229,000 in 1994. The Stars' Desert Inn did not exercise an option to retain the computer software system. The Stars' Desert Inn retained all revenues generated by the gaming equipment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      MGM Grand, Inc. and Subsidiaries


During the years ended December 31, 1995, 1994 and 1993, the Company and Tracinda have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

NOTE 18. INDUSTRY SEGMENTS
--------------------------------------------------------------------------------

The Company operates in the Hotel/Casino industry segment through the operations of the MGM Grand Las Vegas, which commenced operations on December 18, 1993, and MGM Grand Australia, which was acquired on September 7, 1995 (see
Note 15). Airline operations have been reclassified for the years presented to Discontinued Operations as a result of the sale of the airline (see Note 16). Sales between industry segments are immaterial and generally at prices approximately equal to those charged to unaffiliated customers.

(In thousands)
For the years Ended December 31,                 1995         1994         1993
-------------------------------------------------------------------------------
Net revenues:
  Hotel/Casino                             $  721,843   $  742,195   $   37,016
-------------------------------------------------------------------------------

Operating income (loss):
  Hotel/Casino                             $  120,360   $  137,394   $    6,070
  Corporate expenses                          (10,595)      (7,679)      (5,486)
  Hotel preopening expenses                         -            -      (45,130)
  Restructuring costs                          (5,942)           -            -
-------------------------------------------------------------------------------
                                           $  103,823   $  129,715   $  (44,546)
-------------------------------------------------------------------------------
Identifiable assets:
  Hotel/Casino                             $1,250,771   $1,088,767   $1,071,612
  Discontinued operations - airline                 -        2,618        2,501
  Corporate                                    31,451       62,126       86,010
-------------------------------------------------------------------------------
                                           $1,282,222   $1,153,511   $1,160,123
-------------------------------------------------------------------------------
Capital expenditures:
  Hotel/Casino                             $   37,371   $   60,086   $  474,454
  Discontinued operations - airline                 -        5,552        5,568
  Corporate                                        76          338           32
-------------------------------------------------------------------------------
                                           $   37,447   $   65,976   $  480,054
-------------------------------------------------------------------------------
Depreciation and amortization:
  Hotel/Casino                             $   55,315   $   44,346   $    1,593
  Corporate expenses                              104           87           54
-------------------------------------------------------------------------------
                                           $   55,419   $   44,433   $    1,647
-------------------------------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS        MGM Grand, Inc. and Subsidiaries


To the Board of Directors and Stockholders of MGM Grand, Inc.:

We have audited the accompanying consolidated balance sheets of MGM Grand, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGM Grand, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            /s/ Arthur Andersen LLP

                                            ARTHUR ANDERSEN LLP

Las Vegas, Nevada
January 31, 1996

SELECTED QUARTERLY FINANCIAL RESULTS            MGM Grand, Inc. and Subsidiaries


(In thousands, except per share data)
For the years ended December 31, 1995 and 1994                     Quarter
(Unaudited)                                     --------------------------------------------
1995                                               First      Second       Third      Fourth       Total
--------------------------------------------------------------------------------------------------------
Net revenues                                    $161,885    $168,397    $198,281    $193,280    $721,843
Operating income                                  20,306       8,680      28,940      45,897     103,823
Net income (loss)                                  5,525      (6,637)     15,870      31,807      46,565
Per share of common stock:
  Income (loss) before discontinued operations  $   0.11    $  (0.14)   $   0.33    $  0.66     $   0.96
--------------------------------------------------------------------------------------------------------
  Net income (loss) per share                   $   0.11    $  (0.14)   $   0.33    $  0.66     $   0.96
--------------------------------------------------------------------------------------------------------

1994
--------------------------------------------------------------------------------------------------------
Net revenues                                    $174,958    $186,846    $208,558    $171,833    $742,195
Operating income                                  18,201      34,426      49,437      27,651     129,715
Income before discontinued operations              3,876      20,258      35,399      14,007      73,540
Net income                                         3,354      20,195      31,785      19,242      74,576
Per share of common stock:
  Income before discontinued operations         $   0.08    $   0.41    $   0.72    $   0.29    $   1.50
  Discontinued operations                          (0.01)          -       (0.07)       0.11        0.02
--------------------------------------------------------------------------------------------------------
  Net income per share                          $   0.07    $   0.41    $   0.65    $   0.40    $   1.52
--------------------------------------------------------------------------------------------------------

                                         1995                  1994
Common Stock Prices               ------------------    ------------------
For the year ended December 31,      High        Low       High        Low
--------------------------------------------------------------------------
First quarter                     $30 3/4    $23 3/4    $39 3/8    $27 3/4
Second quarter                     32 1/4     26 3/4     29 3/4     23 1/4
Third quarter                      28         23 3/4     32         24 1/4
Fourth quarter                     26         23         32 1/4     24 1/8

The Company's Common Stock is listed on the New York Stock Exchange. The symbol is MGG.

CORPORATE INFORMATION                           MGM Grand, Inc. and Subsidiaries

DIRECTORS AND OFFICERS
---------------------------------------------------------------------------------------------------------------------------------
J. Terrence Lanni               Terry N. Christensen             Alexander M. Haig, Jr.           Jerome B. York
Director                        Director                         Director                         Director
Chairman of the Board           Partner, Christensen, White      Chairman                         Vice Chairman
Chief Executive Officer         Miller, Fink, Jacobs, Glaser     Worldwide Associates, Inc.       Tracinda Corporation
                                & Shapiro, LLP
Alex Yemenidjian                                                 Lee A. Iacocca                   Kenneth A. Rosevear
Director                        Glenn A. Cramer                  Director                         Senior Vice President
President                       Director                         Chairman                         Development
Chief Operating Officer         Former Chairman,                 Iacocca Capital Group
Chief Financial Officer         Transamerica Airlines                                             Edward J. Jenkins
                                Retired                          Kirk Kerkorian                   Vice President
Fred Benninger                                                   Director
Director                        Willie D. Davis                  President and                    T. Patrick Smith
Vice Chairman                   Director                         Chief Executive Officer,         Vice President
                                President and Director,          Tracinda Corporation             Real Estate Operations
James D. Aljian                 All-Pro Broadcasting, Inc.
Director                                                         Walter M. Sharp                  Scott Langsner
Executive, Tracinda                                              Director                         Secretary/Treasurer
Corporation                                                      President, Walter M. Sharp
                                                                 Company

MGM GRAND HOTEL SENIOR OFFICERS
---------------------------------------------------------------------------------------------------------------------------------
Daniel M. Wade                  Cynthia Kiser Murphey            Greg W. Saunders                 Richard A. Sturm
President                       Senior Vice President            Senior Vice President            Senior Vice President
Chief Operating Officer         Human Resources and              Hotel Operations                 Marketing and Entertainment
                                Administration
Lyn H. Baxter                                                    Daniel H. Scott
Senior Vice President           Tom Peterman                     Senior Vice President
Operations                      Senior Vice President            Chief Financial Officer
                                General Counsel

DESTRON, INC.                                                    MGM GRAND MERCHANDISING, INC.
---------------------------------------------------------------------------------------------------------------------------------
Robert V. Moon                                                   Bob Bowman
President                                                        President

MGM GRAND AUSTRALIA
---------------------------------------------------------------------------------------------------------------------------------
Patricia Johnson                Gordon McIntosh
General Manager                 Senior Vice President
Chief Financial Officer         Casino Operations

TRANSFER AGENT AND                                               INDEPENDENT PUBLIC
REGISTRAR FOR COMMON STOCK                                       ACCOUNTANTS
---------------------------------------------------------------------------------------------------------------------------------
Chemical Mellon                                                  Arthur Andersen LLP
Shareholder Services                                             3320 W. Sahara Avenue
85 Challenger Road                                               Las Vegas, Nevada 89102
Ridgefield Park, NJ 07660

FORM 10-K
--------------------------------------------------------------------------------
A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to: Mr. Scott Langsner, MGM Grand, Inc., 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109.

40

[CAPTION]