Form 10-K, Exhibit 13
period 1996-12-31
MGM GRAND INC
filed 1997-03-26
CIK 789570

                                MGM GRAND INC.












                              1996 ANNUAL REPORT

               MGM Grand, Inc. is an entertainment, hotel and gaming company headquartered in Las Vegas, Nevada.

               The Company owns and operates the MGM Grand Hotel/Casino in Las Vegas; MGM Grand Australia, a hotel and casino in the city of Darwin; and owns a 50% interest in New York-New York, a 2,033-room hotel and casino which opened in Las Vegas on January 3, 1997.

               MGM Grand, Inc. is listed on the New York Stock Exchange. Its trading symbol is MGG.

TO OUR STOCKHOLDERS/OWNERS:

By any measure, 1996 was a great year for your Company!

MGM Grand's 1996 results set several Company records: Total net revenues were $805 million, an 11% increase over 1995; gaming revenues were $482 million, a 19% increase over 1995; room revenues were $174 million, a 9% increase over 1995; EBITDA (earnings before interest, taxes, depreciation and amortization) was $259 million, a 52% increase over 1995; and, despite having 18.7% more shares outstanding, earnings per share (before one-time charges and on a fully-taxed adjusted basis) reached $1.86, an increase of 200% over 1995. In addition to accomplishing these record results, the Company's EBITDA margin (the most frequently used yardstick to measure operating efficiency in our industry) soared from 23.5% in 1995 to 32.2% in 1996. It is now among the highest in our industry.

These results were achieved by redefining our core values and by creating an organization-wide focus on earnings. We were still managing the same physical assets, but challenges can turn people into superb innovators. Mae West was right when she said: "It's not what you've got, it's what you do with what you've got."

The Company's dramatic earnings results afforded us the opportunity to refinance our entire capital structure. In June of 1996, we raised $327 million of net equity proceeds. Together with free cash flow from operations, the equity proceeds were used to defease $473 million of high yield bonds. A consortium of 28 banks provided us with a $600 million credit line (which has since been increased to $1 billion) at just over a 6% interest rate. The result of this financial reengineering is that by the end of the year we had almost $1 billion in equity, virtually no debt, and a $1 billion unused credit line to finance your Company's growth. The nation's leading rating agencies have recognized these financial improvements. Moody's upgraded our credit line rating to investment grade (Baa3), and Standard & Poor's raised the Company's overall credit rating to BB+ (just one level below investment grade).

There was substantial other good news at MGM Grand in 1996. In April, we announced a master plan for the transformation of the MGM Grand Hotel/Casino, our flagship 113-acre complex in Las Vegas, into "The City of Entertainment."

In July, there were several significant developments. We announced an agreement to acquire an interest in 30 acres of prime property on the Atlantic City Boardwalk, with the intention of developing it into a world-class destination resort. A few weeks later the Company was found suitable for licensing by the New Jersey Casino Control Commission. Also late that month, we announced an agreement with South African partners, including one of the largest public companies in the Republic of South Africa, to jointly bid for approximately 15 casino gaming licenses in that country. So far we have applied for two of those licenses, and we are pleased to report that we have been selected for both!

In November 1996, the voters in Michigan surprised many people by narrowly passing a referendum for the development of three casinos in the City of Detroit. Since we are strong believers in the demographics and psychographics of the Detroit market, in February of this year we announced the formation of a joint venture between MGM Grand and a distinguished group of civic, community and business leaders in Detroit to jointly pursue a license to own and operate a casino in this dynamic marketplace.

One of the most significant developments for our Company occurred in Las Vegas on January 3, 1997, when we opened New York-New York Hotel & Casino, of which MGM Grand owns a 50% interest. The opening was highly successful, and the initial operating results have exceeded even the most optimistic expectations.

All of these accomplishments are significant events in laying the foundation for the implementation of your Company's growth strategy.

As great as 1996 was, not everything went as planned. Our property in Darwin, Australia is not yet generating an acceptable return on our investment.
Although the Australian gaming market overall has suffered dramatically since we acquired the property, our focus is on making progress, not excuses.

We are disappointed to report that Lee Iacocca, a distinguished member of our Board of Directors, chose to not stand for reelection in 1997 due to his significantly increased time commitments to other business interests and charitable activities. We will surely miss Lee's insights and marketing genius.

Our Company's fundamental objective, of course, continues to be the enhancement of shareholder value. In order to accomplish this objective, we believe that there are three indispensable ingredients - continued strong and predictable earnings; a well articulated and properly executed growth strategy;

[PHOTO]

Alex Yemenidjian, left, and J. Terrence Lanni with two new cast members at the MGM Grand Hotel/Casino in Las Vegas.

and the creation of high performance teams with a dedication to a common purpose.

Energized by a sense of commitment, we are setting more ambitious performance goals. Every product, every service, every cause that has a competitor is a brand that needs to define and defend its uniqueness. We intend to differentiate the MGM Grand brand by focusing on our financial assets, our physical assets, and our human assets.

The Company's financial assets consist of our own capacity to earn, our ability to continue to achieve profit margins among the highest in the industry, and our ability to further reduce the cost of capital. Our commitment to you is that the MGM Grand team will retain its performance ethic and continue to excel in all these areas.

In our physical assets, the goal is to have a growing collection of gems. We already have the MGM Grand Hotel/Casino, our City of Entertainment, and New York-New York in Las Vegas. The future promises to bring MGM Grand
Atlantic City and, hopefully, another gem in Detroit. The objective is to create environments that have an ambiance and a glow that are irresistible. Yale's Robert Venturi once called it "the architecture of persuasion."

Our human assets - comprising thousands of dedicated people - are responsible for the creation of the Company's financial and physical assets. We thank all of them for our success. Money does not think, and buildings do not create. To paraphrase Warren Buffet, a business without good management is like the Eiffel Tower without an elevator. On various occasions, publicly and privately, we have said we would not trade our management team for any other in the industry, bar none. Our management makes up your Company's intellectual capital and consistently delivers the ultimate winning formula - a superior customer experience.

What we are committed to - and what we promise you - is that the Company's fortunes are aligned with yours. We also intend to heed the advice of Aristotle:
"We are what we repeatedly do. Excellence, then, is not an act, but a habit."

Sincerely,



/s/ J. Terrence Lanni

J. Terrence Lanni
Chairman of the Board &
Chief Executive Officer



/s/ Alex Yemendijian

Alex Yemendijian
President, Chief Operating Officer &
Chief Financial Officer



March 20, 1997

New York-New York Hotel & Casino opened to worldwide acclaim in January 1997. The resort, 50%-owned by MGM Grand, Inc., recreates the classic Manhattan skyline, complete with 12 skyscrapers housing 2,033 guest rooms and suites. The Empire State Building, the tallest hotel tower, rises 47 stories. Among the many New York icons depicted at this unique resort are a 150 foot-tall Statue of Liberty and a Coney Island-style roller coaster. Located across the famed Las Vegas Strip at the city's busiest four corners, New York-New York is directly attached to the MGM Grand Hotel/Casino via a pedestrian walkway.

Lift Page at Right

[PHOTO]

The spires of the Brooklyn Bridge provide another nostalgic scene at New York-New York. The resort's replica of the famous span is 300 feet long.

[PHOTO]

Celebrated actor George Hamilton has created a specialty cigar shop - Hamiltons Las Vegas - evoking the spirit of the past as well as present.

[PHOTO]

The New York-New York limousines have the flavor of the yellow Checker cabs made famous on the streets of Manhattan.

[PHOTO]

The 84,000-square-foot New York-New York casino is nearly the size of two football fields and features some 2,400 slot machines and 71 gaming tables. Central Park and other Big Apple landmarks are featured in the resort's interior.

[PHOTO]

The music, magic and memories of Motown are captured in The Motown Cafe at New York-New York.

[PHOTO]

Gallagher's Steakhouse, a New York City landmark since 1927, is now a fixture at New York-New York as well.

[PHOTO]

The Manhattan Express roller coaster circling the resort rises as high as 20 stories with a maximum drop of 144 feet. It is the first ride in history to feature a "heartline twist and dive maneuver" which has drawn coaster aficionados from around the world.

The Brown Derby, world-famous gathering spot for Hollywood celebrities during the golden era of motion pictures, is today replicated on the MGM Grand's new Studio Walk. Aside from the Derby's renowned Cobb salad, the restaurant offers the best steaks and convivial atmosphere in town, and is decorated with celebrity portraits that adorned the walls of the original Brown Derby.

                                                              Lift Page at Right

[PHOTO]

Among the new retail outlets along Studio Walk is Peruzzi, featuring high fashion jewelry for men and women.

[PHOTO]

The Studio Walk at the MGM Grand is themed to portray a studio setting with a klieg-lighted ceiling and facades of retail stores and fine restaurants designed to provide an entertainment ambiance. Many of the facades depict Hollywood landmarks.

[PHOTO]

The Art of Entertainment, a Company-owned eclectic gallery, provides discriminating buyers an opportunity to acquire works by leading contemporary artists, including many from the world of entertainment.

[PHOTO]

The MGM Grand Athletic Club retail store offers casual and athletic apparel for the entire family as well as a variety of sports collectibles and memorabilia.

[PHOTO]

Gatsby's, above, MGM Grand's newest gourmet restaurant, serves a blend of French cuisine with a California flair. The restaurant also has three separate wine cellars, temperature controlled for whites, reds and champagnes, with more than 600 collections representing every wine region in the world.

The City of Entertainment once again lived up to its star-studded billing during 1996. At right is a backstage view of the $45 million stage spectacular "EFX," starring David Cassidy (shown above). Superstars of both stage and sport graced MGM Grand showrooms and arena during the year. To name a few: Gloria Estefan, Jimmy Buffett, KISS, The Who, Sting, Bob Seger, Rod Stewart, Rodney Dangerfield, Wayne Newton, the Righteous Brothers, the Four Tops, Carrot Top, Stomp, Evander Holyfield and Mike Tyson.

                                                              Lift Page at Right

[PHOTO]

In November 1996, more than 16,000 fans as well as news media from throughout the world jammed the MGM Grand Garden Arena to watch Evander Holyfield knock out Mike Tyson for

[PHOTO]

the heavyweight championship of the world, one of the biggest upsets in the history of boxing. Holyfield-Tyson II will again attract international attention on May 3, 1997.

[PHOTO]

Neil Diamond made his first Las Vegas appearance in more than 20 years with a three-night engagement at the MGM Grand Garden Arena in late 1996.

[PHOTO]

Gladys Knight

[PHOTO]

SkyScreamer, above, the world's largest Skycoaster, provides unique, thrilling entertainment for those MGM Grand guests who are especially stout of heart. In this Grand Adventures ride which opened in September 1996, one-to-three flyers are lifted 220 feet into the air. They then pull their own ripcord which turns into a freefall of approximately 10 stories followed by a swing at speeds up to 70 miles per hour.

[PHOTO]

Tom Jones, left, and Gladys Knight, above, are among the regulars in the Hollywood Theatre. The Tonight Show with Jay Leno returned to the MGM Grand early this year with a week of telecasts originating from the Hollywood Theatre.

MGM Grand is dedicated to enhancing its operations through the revitalization of existing properties as well as seeking opportunities in emerging or potential markets. During the past year the Company announced plans to build a destination resort in Atlantic City, New Jersey; formulated plans to seek a gaming license in Detroit, Michigan; and is actively involved with a joint venture pursuing licenses in the Republic of South Africa.

                                                              Lift Page at Right

[PHOTO]

The famed Atlantic City Boardwalk, shown in this vintage photograph (left) first gained prominence as a summer resort in the mid-1800s. The Boardwalk was revitalized in the late 1970's and has since become a major attraction as a year-round gaming resort.

[PHOTO]

A joint venture involving the Company and South African partners was selected for licensing in the cities of Nelspruit and Witbank (red dots at right), in the northeastern portion of the country. MGM Grand

[PHOTO]

will be responsible for development and management of casino projects undertaken by the joint venture which plans to apply for approximately 15 gaming licenses in all nine provinces of South Africa.

[MAP OF SOUTH AFRICA]

MAJOR CITIES IN SOUTH AFRICA

1  Nelspruit

2  Witbank

3  Sandton - Johannesburg

4  Pretoria

5  Durban

6  Pietermaritzburg

7  Bloemfontein

8  Cape Town

9  Port Elizabeth

10 East London

11 Kimberley

12 Pietersburg

[PHOTO]

The Company has announced plans to build a world-class destination resort on a parcel of land, shaded in red above, at the southeast end of the famed Boardwalk in Atlantic City. MGM Grand, Inc. was found

[PHOTO]

suitable for licensing by the New Jersey Gaming Control Commission during 1996 and has subsequently been acquiring property in this area.

Performance at a Glance:


           Net Revenues            Cash Flow from Operating Activities          Debt to Equity Percentage

   In thousands                In thousands
      $850,000                    $250,000
1994    742,195                    1994     94,461                              1994    47.2%
1995    721,843                    1995    114,544                              1995    48.5%
1996    804,814                    1996    245,151                              1996     7.9%




           EBITDA*                 EBITDA* Margin Percentage                    Coverage Ratio
                                                                                (EBITDA*/Interest Charges)

   In thousands
      $300,000
1994    181,827                    1994     24.5%                               1994    2.9
1995    169,837                    1995     23.5%                               1995    2.7
1996    259,072                    1996     32.2%                               1996    6.3




Adjusted Earnings Per Share**
1994    0.97%
1995    0.62%
1996    1.86%


* EBITDA consists of net income plus net interest expense, taxes, depreciation and amortization, one-time charges (which consists of Master Plan asset disposition, Preopening, Discontinued Operations and Extraordinary Item) and Corporate expense.

**Adjusted earnings per share is derived using an assumed 36.5% tax rate and excludes one-time charges related to the Master Plan asset disposition, Discontinued Operations and Extraordinary Item.

                                          [PHOTO]     MGM GRAND, INC.
                                                      3799 Las Vegas Blvd. South
                                                      Las Vegas, Nevada 89109
                                                      (702) 891-3333

                                          [PHOTO]     MGM GRAND HOTEL/CASINO
                                                      3799 Las Vegas Blvd. South
                                                      Las Vegas, Nevada 89109
                                                      (702) 891-1111
                                                      Reservations
                                                      (702) 891-7777
                                                      (800) 929-1111 (outside
                                                        Nevada)

                                          [PHOTO]     MGM GRAND AUSTRALIA
                                                      Gilruth Avenue
                                                      Mindil Beach
                                                      Darwin, Northern Territory
                                                      0801 Australia
                                                      International Number
                                                      011-61-8-89438888

                                          [PHOTO]     NEW YORK-NEW YORK
                                                      3790 Las Vegas Blvd. South
                                                      Las Vegas, Nevada 89109
                                                      (702) 740-6969
                                                      Reservations
                                                      (702) 740-6900
                                                      (800) 693-6763

                              [LOGO OF MGM GRAND]

                                MGM GRAND, INC
                          3799 Las Vegas Blvd. South
                            Las Vegas, Nevada 89109
                                (702) 891-3333

Five-year Financial Highlights

(In thousands except share data)
For the Years Ended December 31,                           1996             1995             1994           1993           1992
-------------------------------------------------------------------------------------------------------------------------------
Net revenues                                        $   804,814      $   721,843      $   742,195    $    37,016    $        --
Operating profit before non-recurring
    items and corporate expense                         196,876          114,522          137,481          6,124             --
Operating income (loss)                                 129,294          103,823          129,715        (44,546)        (4,873)
Income (loss) before income taxes,
    discontinued operations and
    extraordinary item                                   99,151           46,565           73,540        (38,895)        (6,340)
Net income (loss)                                        43,706           46,565           74,576       (117,586)       (20,072)

Earnings (loss) per share:
    Income (loss) before income taxes,
      discontinued operations and
      extraordinary item                            $      1.37      $      0.96      $      1.50    $     (0.82)   $     (0.15)
    Discontinued operations                                  --               --             0.02          (1.65)         (0.33)
    Extraordinary item - loss on
      defeasance of debt, net of
      income tax benefit                                  (0.57)              --               --             --             --
    Net income (loss) per share                     $      0.80      $      0.96      $      1.52    $     (2.47)   $     (0.48)
                                                    ---------------------------------------------------------------------------
Average number of shares                             54,235,000       48,544,000       48,988,000     47,587,000     42,254,000

At Year End
Total assets                                        $ 1,287,689      $ 1,282,222      $ 1,153,511    $ 1,160,123    $ 1,063,486
Total debt                                               83,391          551,099          473,000        483,000        473,000
Stockholders' equity                                    973,382          584,548          529,379        481,755        526,782
Stockholders' equity per share                      $     16.82      $     11.98      $     11.05    $      9.86    $     11.26
Number of shares at year end                         57,884,000       48,775,000       47,925,000     48,845,000     46,803,000

The selected financial data above includes information for MGM Grand Las Vegas which commenced operations on December 18, 1993, and MGM Grand Air until December 31, 1994, when the company was sold.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The Company, through its wholly-owned subsidiaries, owns and operates MGM Grand Hotel/Casino in Las Vegas, Nevada ("MGM Grand Las Vegas"), which commenced operations on December 18, 1993, and MGM Grand Diamond Beach Hotel/Casino in Darwin, Australia ("MGM Grand Australia"), which was acquired on September 7, 1995 (see Notes 1 and 16). Additionally, the Company's wholly-owned subsidiary MGM Grand Atlantic City in Atlantic City, New Jersey is in the development stage (see Note 1) and New York-New York Hotel and Casino in Las Vegas, Nevada ("NYNY"), owned by the Company's 50% joint venture partnership, was completed prior to December 31, 1996 and commenced operations on January 3, 1997 (see Note
1). Airline operations have been reclassified for the years presented to Discontinued Operations as a result of the sale of the airline on December 31, 1994 (see Note 17).

1996 Compared with 1995

Consolidated net revenues for the year ended December 31, 1996 were $804,814,000, representing an increase of $82,971,000 (11.5%) when compared with $721,843,000 for 1995. MGM Grand Las Vegas accounted for a majority of the improved 1996 revenues, providing growth in every revenue segment over the prior year, excluding food and beverage, due to the Company's 1995 restructuring plan which included the conversion of three Company operated restaurants into leased facilities (see Note 14). MGM Grand Australia revenues for the year ended December 31, 1996 were significantly higher than the prior year due to a full year operating period in 1996, compared with an abbreviated 1995 operating period from the acquisition of the property on September 7, 1995 through December 31, 1995 (see Note 16). Promotional allowances remained consistent between years, reflecting management's focus on diversifying its customer mix.

Consolidated casino revenues were $481,710,000 for the year ended December 31, 1996, reflecting an increase of $76,968,000 (19.0%) compared with $404,742,000 for the prior year. MGM Grand Las Vegas primarily accounted for the increase, where casino revenues of $450,402,000 were $52,954,000 (13.3%) above the prior year of $397,448,000, reflecting improved win and win percentages in table games, baccarat and slots. MGM Grand Australia casino revenues were $31,308,000 for 1996, reflecting a significant increase of $24,014,000 above the prior year, which included shortened operating results due to the acquisition on September 7, 1995 (see Note 16).

Consolidated room revenues were $174,440,000 for 1996, reflecting an increase of $13,970,000 (8.7%) above the prior year of $160,470,000. MGM Grand Las Vegas reported room revenues of $172,447,000 for 1996, which were $12,395,000 (7.7%) above the prior year of $160,052,000. This improvement reflected increased occupancy and average daily room rate of 94.7% and $101, respectively, when compared with 90.6% and $98 for the prior year. MGM Grand Australia reported room revenues for 1996 of $2,121,000, which were above the prior year by $1,507,000, reflecting the shortened 1995 operating period.

Consolidated food and beverage revenues of $78,438,000 for the year ended December 31, 1996 were $10,861,000 (12.2%) below the prior year of $89,299,000.
MGM Grand Las Vegas accounted for the reduction, where revenues of $71,974,000 for the 1996 year were $15,384,000 (17.6%) below the prior year of $87,358,000, reflecting the effect of the conversion of three Company operated restaurants to tenancies during the last half of 1995. MGM Grand Australia revenues of $6,528,000 for the year ended December 31, 1996 were above the 1995 year by $4,444,000, reflecting the shortened prior year operating results.

Consolidated entertainment, retail and other revenues for 1996 were $126,475,000, representing an increase of $3,168,000 (2.6%) above the prior year of $123,307,000. The increase was attributable to MGM Grand Las Vegas, reflecting a full year of operations for the EFX production show (which opened during March 1995) and the Star Lane Shops retail mall (which opened during September 1995), as well as higher rental income from added restaurant and retail tenancies. Additionally, the MGM Grand Garden arena revenues for 1996 were higher than 1995, reflecting the increased number of entertainment events held. Such improvements were partially offset by reduced revenues at MGM Grand Adventures Theme Park due to decreased overall attendance for the year and lower average ticket prices, and lower midway/arcade revenues in 1996 which reflects the relocation of the midway/arcade to a smaller facility.

Consolidated operating expenses of $607,938,000 for the year ended December 31, 1996 increased $617,000 when compared with the prior year of $607,321,000. MGM Grand Las Vegas operating expenses for 1996 were $571,277,000, or $27,949,000 (4.7%) below the prior year of $599,226,000. Operating expenses as a percentage of net revenues were

23     MGM Grand, Inc. and Subsidiaries
reduced from 84.1% in 1995 to 75.5% in 1996. This reduction was primarily attributable to the continued cost containment efforts at MGM Grand Las Vegas, lower food and beverage expenses in 1996 due to the conversion of three of the Company operated restaurants to tenancies as part of the prior year restructuring plan, and a lower provision for doubtful accounts and discounts reflecting changes in anticipated collectibility and payments on fully reserved casino receivables. Additionally, 1995 contained a one-time charge of $5,942,000 related to the restructuring program. Such decreases were partially offset by higher casino operating costs for gaming taxes (based upon the improved gaming revenues) and increased marketing programs, increased room expenses due to the higher average occupancy throughout the 1996 year, and higher depreciation and amortization expense as a result of additional property and equipment placed in service during 1996. MGM Grand Australia operating expenses were $37,352,000 for the year ended December 31, 1996, representing a $28,634,000 increase above the prior year of $8,718,000 as a result of the reduced 1995 operating period.

Consolidated operating profit (before non-recurring charges and Corporate expense) was $196,876,000 for the year ended December 31, 1996, reflecting an increase of $82,354,000 (71.9%) over $114,522,000 for 1995. The increase was primarily attributable to MGM Grand Las Vegas, where continued operating efficiencies and the impact of the 1995 restructuring plan boosted operating profit (before Master Plan asset disposition) to $195,558,000, representing an increase of $81,996,000 (72.2%) over $113,562,000 in 1995. MGM Grand Australia had operating income of $1,320,000 for the 1996 period, representing an increase when compared with the prior year operating income of $936,000, reflecting the property acquisition on September 7, 1995 and the subsequent construction and remodeling program which was completed in June 1996.

Master Plan asset disposition relates to the write-off of various assets as a result of the transformation of MGM Grand Las Vegas into "The City of Entertainment," which resulted in a one-time pretax charge of $49,401,000 in the 1996 period (see Note 13).

Preopening and other - unconsolidated affiliate represents the Company's 50% share of NYNY preopening expenses, which included direct salaries, marketing and other costs incurred during the period through December 31, 1996, at which time the hotel/casino was substantially complete. NYNY commenced operations on January 3, 1997 (see Note 1).

Interest income and other. Interest income and other was $3,635,000 for the year ended December 31, 1996, reflecting an increase of $1,564,000 (75.5%) from $2,071,000 in 1995. The increase was attributable to higher average invested cash balances at MGM Grand Las Vegas in the first half of the 1996 year (prior to the defeasance of the MGM Grand Hotel Finance Corp. First Mortgage Notes - see Note 8), reflecting the higher operating cash flow when compared with the prior year.

Interest expense. Interest expense (net of capitalized interest) for the year ended December 31, 1996 was $33,778,000, reflecting a decrease of $25,551,000 (43.1%) when compared with $59,329,000 for 1995. The significant decrease resulted from a combination of the defeasance of the MGM Grand Hotel Finance Corp. First Mortgage Notes (see Note 8) and increased capitalization of interest expense during 1996 related to various new and ongoing construction projects, including the MGM Grand Las Vegas Master Plan, MGM Grand Atlantic City land acquisition and pre-construction activities, and the NYNY construction project. The reduction in interest expense was partially offset by the effect of the MGM Grand Australia bank loan, which was outstanding for the entire 1996 year, compared with the period from the acquisition on September 7, 1995 to December 31, 1995.

Income taxes. The Company recorded an income tax provision of $24,634,000 at a rate of 24.8% for the year ended December 31, 1996, compared with the prior year when there was no provision due to the benefit resulting from the reduction of the valuation allowance (see Note 15).

Extraordinary item. The Company recorded an extraordinary loss of $30,811,000, net of income tax benefit of $17,710,000, reflecting the defeasance of the MGM Grand Hotel Finance Corp. First Mortgage Notes (see Note 8).

1995 Compared with 1994

Consolidated net revenues for the year ended December 31, 1995 were $721,843,000, representing a decrease of $20,352,000 (2.7%) compared with $742,195,000 for the year ended December 31, 1994. The decrease in revenue was primarily due to a reduction in casino revenues, offset by an increase in room revenues.

                                           MGM Grand, Inc. and Subsidiaries   24

Consolidated casino revenues for the year ended December 31, 1995 were $404,742,000 compared with $434,297,000 for the year ended December 31, 1994, representing a decrease of $29,555,000 (6.8%). MGM Grand Las Vegas casino revenues were $397,448,000 for the year ended December 31, 1995 compared with $434,297,000 in 1994, reflecting a decrease of $36,849,000 (8.5%). This decrease in casino revenue was primarily due to an unusually high table game hold percentage in 1994 and a marginal decrease in 1995 slot revenues, offset by an increase in table game drop (excluding baccarat) for the year ended December 31, 1995. The 1995 period reflected the Company's strategy to emphasize the middle market customer activity and reduce overall gaming volatility. MGM Grand Australia casino revenues were $7,294,000 for the period since the acquisition on September 7, 1995.

Consolidated room revenues for the year ended December 31, 1995 were $160,470,000, compared with $145,196,000 for the year ended December 31, 1994, representing an increase of $15,274,000 (10.5%). MGM Grand Las Vegas room revenues were $160,052,000 for the year ended December 31, 1995, reflecting an increase of $14,522,000 (10.0%) from $145,530,000 in 1994. The increase in room revenue was primarily due to the increase in the average daily room rate from $86 in 1994 to $98 in 1995, partially offset by a slightly lower occupancy percentage of 90.6% for the year ended December 31, 1995 compared with 92.0% for the year ended December 31, 1994. MGM Grand Australia room revenues were $614,000 for the period since the acquisition on September 7, 1995.

Consolidated food and beverage revenues were $89,299,000 for the year ended December 31, 1995, representing a decrease of $2,267,000 (2.5%) from $91,566,000 in 1994. MGM Grand Las Vegas food and beverage revenues were $4,207,000 (4.6%) lower for the year ended December 31, 1995 when compared with 1994. This decrease was attributable to the Company's restructuring plan which converted three restaurants into leased facilities during the last half of 1995. MGM Grand Australia food and beverage revenues were $2,084,000 for the period since acquisition on September 7, 1995.

Consolidated entertainment, retail and other revenues were $123,307,000 for the year ended December 31, 1995, reflecting an increase of $549,000 (.4%) from $122,758,000 in 1994. MGM Grand Las Vegas entertainment, retail and other revenues increased $811,000 (.7%) for the year ended December 31, 1995 when compared with 1994, due to the opening of the EFX production show and the addition of the Star Lane Shops retail mall, offset by lower revenue from the Theme Park as well as fewer entertainment and sporting events in the MGM Grand Garden arena. As part of its restructuring plan and in an effort to reduce volatility at the MGM Grand Garden arena, the Company decreased the number of self-sponsored events during 1995 in favor of "four-wall" venues, which transfers the operating risk to the outside show producers.

Consolidated operating expenses were $607,321,000 for the year ended December 31, 1995, compared with $604,714,000 for the year ended December 31, 1994, reflecting an increase of $2,607,000 (.4%). MGM Grand Las Vegas operating expenses improved by $8,105,000 (1.3%) in 1995 when compared with 1994, reflecting among other things, the outsourcing of three Company operated restaurants in the second half of 1995, decreased room expenses due to the Company's continuing cost containment efforts, lower Theme Park expenses and fewer MGM Grand Garden arena events. The 1995 cost reductions were partially offset by higher casino expenses reflecting increased national marketing efforts, costs related to the Mike Tyson boxing events held at the MGM Grand Garden arena, expenses related to the EFX production show which opened during March 1995, and an increased provision for doubtful accounts and discounts on reserves for specific customer accounts based on aging of casino receivable balances. The reduction in 1995 operating expenses was also partially offset by an increase in depreciation and amortization as a result of the additional EFX production show equipment in the 1995 period, as well as the completion of the Star Lane Shops retail mall and general property improvements. For the year ended December 31, 1995, the Company incurred a one-time restructuring charge against earnings of $5,942,000. This restructuring charge consisted primarily of employee severance payments related to the Company's overall plan to reduce costs and improve operating efficiencies at MGM Grand Las Vegas. MGM Grand Australia operating expenses were $8,718,000 for the period from the acquisition on September 7, 1995 through December 31, 1995.

Consolidated operating profit (before Corporate expense) was $114,522,000 for the year ended December 31, 1995 compared with $137,481,000 for the year ended December 31, 1994, representing a decrease of $22,959,000 (16.7%). The decrease was primarily attributable to MGM Grand Las Vegas, where operating profit of $113,562,000 for the 1995 period fell by $21,633,000 (16.0%) when compared with $135,195,000 for 1994. MGM Grand Australia had an operating profit of $936,000 for the period from the acquisition on September 7, 1995 to December 31, 1995.

25   MGM Grand, Inc. and Subsidiaries

Interest income and other. Interest income and other was $2,071,000 for the 1995 year versus $5,752,000 for 1994. Interest income was higher during 1994 as a result of the short term investment of undistributed construction funds.

Interest expense. Interest expense (net of capitalized interest) was $59,329,000 for 1995, compared with $61,927,000 for 1994. The reduction in interest expense in 1995 was a result of increased 1995 interest capitalization of $4,317,000, offset by an increase in interest expense of $2,307,000 related to MGM Grand Australia.

Income taxes. The Company has not recorded a provision for income taxes due to the utilization of tax benefits not realized in prior years, which have offset any provision for the 1995 and 1994 periods (see Note 15).

Liquidity and Capital Resources

As of December 31, 1996 and 1995, the Company held cash and cash equivalents of $61,412,000 and $110,017,000, respectively. Cash provided by operating activities for 1996 was $245,151,000, compared with $114,544,000 for 1995.

During the year ended December 31, 1996, the Company utilized operating cash flow to fund capital expenditures of $84,775,000, including $16,055,000 related to the Master Plan project (see below) and $25,699,000 for general property enhancements and expansions at MGM Grand Las Vegas. Such property improvements included suite and restaurant remodeling (Gatsby's and Brown Derby), various new property signage, the acquisition of two land parcels, and the new "Skycoaster" theme park attraction. MGM Grand Australia expended $13,063,000 related to its renovation program which was completed on June 5, 1996, and which included substantive improvements throughout the property, such as enhanced guest accommodations, casino and restaurant remodels, and other upgrades to public areas. MGM Grand Atlantic City commenced the assemblage of acreage for its new destination resort by expending $29,727,000 for land acquisitions and pre-construction activities. Also during 1996, the Company contributed additional capital investment of $22,500,000 to the NYNY project (see below).

On May 6, 1996, the Company announced details for a 30-month, $250,000,000 Master Plan designed to transform MGM Grand Las Vegas into "The City of Entertainment." The Master Plan features a series of integral additions and improvements throughout the 113-acre destination resort property, including refurbishment of the lion entry, the porte cochere, casino areas, luxury suites, parking facilities, and the theme park. In addition, new facilities include a convention center, additional entertainment/retail facilities and a second porte cochere entrance. Approximately $16,055,000 has been expended through December 31, 1996 related to the Master Plan.

Capital expenditures in 1995 were $37,447,000, consisting of $30,441,000 for expenditures related to MGM Grand Las Vegas for general property improvements and construction of the Star Lane Shops retail mall, $6,881,000 at MGM Grand Australia for upgraded accommodations, casino and restaurant remodels, and other improvements, and $125,000 related to furniture, fixtures and equipment. Also during 1995, the Company expended $3,050,000 on the MGM Grand - Bally's monorail project, $36,500,000 on the NYNY project and $79,745,000 for the acquisition of MGM Grand Australia (see Note 16). During 1995, MGM Grand Las Vegas also expended $11,409,000 on the EFX production show.

Capital expenditures for 1997 are expected to be approximately $203,190,000. MGM Grand Las Vegas expenditures for 1997 are expected to be approximately $98,500,000 related to the Master Plan project and $55,135,000 for general property and equipment improvements. MGM Grand Australia plans to expend approximately $585,000 for general property and equipment improvements. MGM Grand Atlantic City expenditures for 1997 are anticipated to be approximately $48,970,000 for land acquisitions and initial construction activities.

On July 2, 1996, the Company completed a public offering (the "Offering") of 8,625,000 shares of common stock (including underwriters' over allotment option to purchase 1,125,000 shares of common stock). Based upon the Offering price of $39.50 per share and associated costs incurred, the net proceeds were approximately $327,000,000. On July 3, 1996, the Company drew down $40,000,000 (including loan origination fees) on the Senior Reducing Revolving Credit Facility (see Note 8), and used the net proceeds of approximately $327,000,000 from the Offering together with cash on hand of $161,000,000 to fund the defeasance of the MGM Grand Hotel Finance Corp. First Mortgage Notes (see Note
8).

On September 20, 1995, bank financing of up to $225,000,000 was completed by New York-New York Hotel and Casino, LLC. ("NYNY LLC"), and in August 1996, the facility was increased to $285,000,000. The first draw down occurred on

                                           MGM Grand, Inc. and Subsidiaries   26

September 30, 1995, and as of December 31, 1996, $285,000,000 was outstanding under the facility. On January 21, 1997, NYNY LLC completed equipment financing of $20,000,000 with a financial institution. The Company made capital contributions totaling $22,500,000 to NYNY LLC during the 1996 period, and will contribute additional equity as its share of the amount necessary to fund the remaining construction liabilities, which may be up to approximately $7,000,000. As a lender requirement for the project financing, both the Company and its joint venture partner Primadonna Resorts, Inc. were required to enter into a joint and several completion guarantee, as well as a Keep-Well Agreement (see
Note 8).

In June 1995, the Company and Bally's completed their joint development of the elevated monorail linking MGM Grand Las Vegas with the corner of Flamingo Road and the Las Vegas Strip. The monorail is a one-mile, high-capacity, transit grade system which cost approximately $25,000,000. The costs were shared equally with Bally's, and each partner contributed approximately $12,500,000 to the joint venture.

The Company expects to finance operations and capital expenditures through cash flow from operations, cash on hand, and the bank lines of credit.

Safe Harbor Provision

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities, as well as other capital spending, financing sources, the effects of regulation (including gaming and tax regulations) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), domestic or global economic conditions (including sensitivity to fluctuations in foreign currencies), changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and application for licenses and approvals under applicable jurisdictional laws and regulations (including gaming laws and regulations).

27   MGM Grand, Inc. and Subsidiaries

Consolidated Statements of Operations


(In thousands, except share data)
For the years ended December 31,                                             1996               1995                1994
------------------------------------------------------------------------------------------------------------------------
Revenues:
  Casino                                                               $  481,710         $  404,742          $  434,297
  Rooms                                                                   174,440            160,470             145,196
  Food and beverage                                                        78,438             89,299              91,566
  Entertainment, retail and other                                         126,475            123,307             122,758
                                                                       -------------------------------------------------
                                                                          861,063            777,818             793,817
  Less: Promotional allowances                                             56,249             55,975              51,622
                                                                       -------------------------------------------------
                                                                          804,814            721,843             742,195
                                                                       -------------------------------------------------
Expenses:
  Casino                                                                  220,870            195,140             183,514
  Rooms                                                                    48,032             44,195              45,303
  Food and beverage                                                        47,206             57,293              65,043
  Entertainment, retail and other                                          89,801             92,667             115,443
  Provision for doubtful accounts and discounts                            38,635             57,683              44,181
  General and administrative                                              101,198             99,086             106,884
  Restructuring costs                                                          --              5,942                  --
  Depreciation and amortization                                            62,196             55,315              44,346
                                                                       -------------------------------------------------
                                                                          607,938            607,321             604,714
                                                                       -------------------------------------------------
    Operating Profit Before Master Plan Asset Disposition,
     Preopening and Corporate Expense                                     196,876            114,522             137,481

  Master Plan asset disposition                                            49,401                 --                  --
  Preopening and other - unconsolidated affiliate                           7,868                 --                  --
  Corporate expense                                                        10,313             10,699               7,766
                                                                       -------------------------------------------------
    Operating Income                                                      129,294            103,823             129,715
                                                                       -------------------------------------------------
Nonoperating Income (Expense):
  Interest income                                                           4,247              2,896               5,544
  Interest expense, net of amounts capitalized                            (33,778)           (59,329)            (61,927)
  Other, net                                                                 (612)              (825)                208
                                                                       -------------------------------------------------
                                                                          (30,143)           (57,258)            (56,175)
                                                                       -------------------------------------------------
    Income Before Income Taxes, Discontinued Operations and
      Extraordinary Item                                                   99,151             46,565              73,540
    Provision for income taxes                                            (24,634)                --                  --
                                                                       -------------------------------------------------
    Income Before Discontinued Operations and
      Extraordinary Item                                                   74,517             46,565              73,540

Discontinued Operations:
  Loss from discontinued operations                                            --                 --              (7,012)
  Gain on disposal of discontinued operations                                  --                 --               8,048

Extraordinary Item:
  Loss on defeasance of debt, net of income tax benefit of $17,710        (30,811)                --                  --
                                                                       -------------------------------------------------
    Net Income                                                         $   43,706         $   46,565          $   74,576
                                                                       -------------------------------------------------
Per Share of Common Stock:
  Income before discontinued operations and extraordinary item         $     1.37         $     0.96          $     1.50
  Discontinued operations                                                      --                 --                0.02
  Extraordinary item - loss on defeasance of debt, net of income
    tax benefit                                                             (0.57)                --                  --
                                                                       -------------------------------------------------
    Net Income per share                                               $     0.80         $     0.96          $     1.52
                                                                       -------------------------------------------------
Weighted Average Shares Outstanding                                    54,235,000         48,544,000          48,988,000
                                                                       -------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


                                       MGM Grand, Inc. and Subsidiaries       28

Consolidated Balance Sheets

(In thousands, except share data)
As of December 31,                                                                            1996                1995
----------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                                                            $    61,412         $   110,017
  Accounts receivable, net                                                                  80,529              78,559
  Prepaid expenses                                                                          13,208              12,657
  Inventories                                                                               13,520              10,982
  Deferred tax asset                                                                        58,039                  --
  Notes receivable                                                                              --                 529
                                                                                       -------------------------------
    Total current assets                                                                   226,708             212,744
                                                                                       -------------------------------
Property and Equipment, net                                                                884,750             903,906
                                                                                       -------------------------------
Other Assets:
  Investment in unconsolidated affiliates                                                   72,896              53,611
  Deposits                                                                                  15,255              16,340
  Excess of purchase price over fair market value of net assets acquired, net               39,622              40,662
  Other assets, net                                                                         48,458              54,959
                                                                                       -------------------------------
    Total other assets                                                                     176,231             165,572
                                                                                       -------------------------------
                                                                                       $ 1,287,689         $ 1,282,222
                                                                                       -------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                                                     $    32,995         $    20,746
  Income taxes payable                                                                      23,653               2,351
  Current obligation, capital leases                                                         2,769               2,170
  Current obligation, long term debt                                                        12,906                  --
  Accrued interest on long term debt                                                            --               9,368
  Other accrued liabilities                                                                118,448              84,795
                                                                                       -------------------------------
    Total current liabilities                                                              190,771             119,430
                                                                                       -------------------------------
Deferred Revenues                                                                            6,712               8,568
Deferred Income Taxes                                                                       38,477               8,134
Long Term Obligation, Capital Leases                                                         7,862              10,443
Long Term Debt                                                                              70,485             551,099
Commitments and Contingencies
Stockholders' Equity:
  Common Stock ($.01 par value, 75,000,000 shares authorized,
    57,883,766 and 48,774,856 shares issued)                                                   579                 488
  Capital in excess of par value                                                           963,688             623,489
  Note receivable stock sale                                                                    --             (10,000)
  Retained earnings (deficit)                                                               13,221             (30,485)
  Currency translation adjustment                                                           (4,106)              1,056
                                                                                       -------------------------------
    Total stockholders' equity                                                             973,382             584,548
                                                                                       -------------------------------
                                                                                       $ 1,287,689         $ 1,282,222
                                                                                       -------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



29     MGM Grand, Inc. and Subsidiaries

Consolidated Statements of Cash Flows


(In thousands)
For the years ended December 31,                                           1996               1995                1994
----------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
   Net income                                                         $  43,706          $  46,565           $  74,576
   Adjustments to reconcile net income to net cash from
     operating activities:
        Loss on defeasance of First Mortgage Notes                       48,521                 --                  --
        Master Plan asset disposition                                    49,401                 --                  --
        Gain on disposal of discontinued operations                          --                 --              (8,048)
        Amortization of debt offering costs                               2,191              3,308               3,858
        Depreciation and amortization                                    62,323             55,419              44,433
        Provision for doubtful accounts and discounts                    38,635             57,683              44,181
        Preopening and other - unconsolidated affiliate                   7,868                 --                  --
        Change in assets and liabilities:
          Accounts receivable                                           (40,605)           (40,395)            (93,311)
          Prepaid expenses                                                 (551)             2,589              (1,677)
          Inventories                                                    (3,283)            (3,784)             (4,574)
          Income taxes payable                                           21,302                 --                  --
          Deferred income taxes                                         (27,696)            (2,034)                 --
          Accounts payable, accrued liabilities, and other               43,209             (5,863)             35,023
          Currency translation adjustment                                   130              1,056                  --
                                                                      ------------------------------------------------
          Net cash from operating activities                            245,151            114,544              94,461
                                                                      ------------------------------------------------
Cash Flows from Investing Activities:
   Purchases of property and equipment, net                             (84,775)           (37,447)            (65,976)
   Acquisition of MGM Grand Australia                                        --            (71,942)                 --
   Dispositions of property and equipment, net                              322                488                 691
   Change in construction payables                                         (809)            (3,915)            (92,740)
   Note receivable                                                          529             13,796                  --
   Investment in unconsolidated affiliates                              (27,153)           (36,500)                 --
   Deposits and other assets                                             (8,929)           (30,514)            (34,930)
                                                                      ------------------------------------------------
          Net cash from investing activities                           (120,815)          (166,034)           (192,955)
                                                                      ------------------------------------------------
Cash Flows from Financing Activities:
   Defeasance of First Mortgage Notes                                  (523,231)                --                  --
   Borrowings from (repayments to) banks and others                          --             78,099             (10,000)
   Borrowings under lines of credit                                      65,262             15,000                  --
   Repayments of lines of credit                                        (65,262)           (15,000)                 --
   Issuance of common stock                                             350,290              7,549                 822
   Repurchase of common stock                                                --                 --             (27,774)
                                                                      ------------------------------------------------
          Net cash from financing activities                           (172,941)            85,648             (36,952)
                                                                      ------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                    (48,605)            34,158            (135,446)
Cash and Cash Equivalents at Beginning of Year                          110,017             75,859             211,305
                                                                      ------------------------------------------------
Cash and Cash Equivalents at End of Year                              $  61,412          $ 110,017           $  75,859
                                                                      ------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



                                   MGM Grand, Inc. and Subsidiaries           30

Consolidated Statements of Stockholders' Equity


(Dollar amounts in thousands)          Common             Capital in                   Retained                    Total
For the years ended December 31,        Stock   Common     Excess of     Treasury      Earnings             Stockholders'
1996, 1995 and 1994               Outstanding    Stock     Par Value        Stock      (Deficit)      Other       Equity
------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993       48,844,831    $ 506     $ 662,365    $ (29,490)   $ (151,626)   $     --    $ 481,755
Issuance of common stock
   pursuant to employee
   stock options                       71,479        1           821           --            --          --          822
Repurchase of common stock           (991,800)      --            --      (27,774)           --          --      (27,774)
Net income                                 --       --            --           --        74,576          --       74,576
                                   -------------------------------------------------------------------------------------
Balance at December 31, 1994       47,924,510      507       663,186      (57,264)      (77,050)         --      529,379
Issuance of common stock for
   note receivable                    618,557       --            --       15,000            --     (15,000)          --
Payment received from note
   receivable                              --       --            --           --            --       5,000        5,000
Issuance of common stock
   pursuant to employee
   stock options                      231,789        2         2,546           --            --          --        2,548
Retirement of treasury stock               --      (21)      (42,243)      42,264            --          --           --
Net income                                 --       --            --           --        46,565          --       46,565
Currency translation adjustment            --       --            --           --            --       1,056        1,056
                                   -------------------------------------------------------------------------------------
Balance at December 31, 1995       48,774,856      488       623,489           --       (30,485)     (8,944)     584,548
Payment received from
   note receivable                         --       --            --           --            --      10,000       10,000
Issuance of common stock
   pursuant to employee
   stock options                      413,670        4         4,929           --            --          --        4,933
Issuance of common stock            8,625,000       86       326,735           --            --          --      326,821
Employee stock incentive
   accrual                             70,240        1         2,817           --            --          --        2,818
Tax benefit from stock
   option exercises                        --       --         5,718           --            --          --        5,718
Net income                                 --       --            --           --        43,706          --       43,706
Currency translation adjustment            --       --            --           --            --      (5,162)      (5,162)
                                   -------------------------------------------------------------------------------------
Balance at December 31, 1996       57,883,766    $ 579     $ 963,688     $     --    $   13,221    $ (4,106)   $ 973,382
                                   -------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


31        MGM Grand, Inc. and Subsidiaries

Notes to Consolidated Financial Statements


Note 1. Organization and Basis of Presentation

MGM Grand, Inc. (the "Company") is a Delaware corporation incorporated on January 29, 1986. As of December 31, 1996, approximately 61.6% of the outstanding shares of the Company's common stock were owned by Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly-owned by Kirk Kerkorian.

Through its wholly-owned subsidiary, MGM Grand Hotel, Inc., the Company owns and operates the MGM Grand Hotel/Casino ("MGM Grand Las Vegas"), a fully integrated hotel/casino and entertainment complex in Las Vegas, Nevada. MGM Grand Hotel Finance Corp. ("MGM Finance"), a wholly-owned subsidiary of the Company, was formed to issue First Mortgage Notes to the public, to incur bank debt and to lend the aggregate proceeds thereof to MGM Grand Hotel, Inc. to finance the construction and opening of MGM Grand Las Vegas. See Note 8 regarding defeasance of MGM Finance First Mortgage Notes.

Through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Diamond Beach Hotel/Casino in Darwin, Australia ("MGM Grand Australia"), a hotel/casino resort located on 18 acres of beachfront property on the north central coast of Australia. The results of operations of MGM Grand Australia are included from September 7, 1995, the date of acquisition (see Note 16).

The Company and Primadonna Resorts, Inc. ("Primadonna") each own 50% of New York-New York Hotel and Casino, LLC. ("NYNY LLC"), which completed development of the $460,000,000 themed destination resort called New York-New York Hotel and Casino in Las Vegas, Nevada ("NYNY") in December 1996. NYNY commenced operations on January 3, 1997. NYNY is located on approximately 20 acres at the northwest corner of Tropicana Avenue and Las Vegas Boulevard, across from MGM Grand Las Vegas.

Through its wholly-owned subsidiary MGM Grand Atlantic City, Inc., the Company intends to construct and operate a destination resort hotel/casino, entertainment and retail facility in Atlantic City, New Jersey, at an approximate cost of at least $700,000,000. On July 9, 1996, the Company entered into an agreement with FC Atlantic City Associates, L.P. (an affiliate of the Forest City Ratner Company) to develop approximately 35 acres of land on the Atlantic City Boardwalk. Construction of the project is subject to the receipt of various governmental approvals. The plans for the hotel and casino resort include, among other features, approximately 335,000 square feet of entertainment and retail facilities. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission.

The Company operated MGM Grand Air, a scheduled and charter airline service, through its wholly-owned subsidiary, MGM Grand Air, Inc., from September 1987 until December 31, 1994, when MGM Grand Air was sold (see Note 17).

Note 2. Significant Accounting Policies

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

e. Inventories -- Inventories are stated at the lower of cost, which is determined generally by the first-in, first-out method, or market.

                                           MGM Grand, Inc. and Subsidiaries   32

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

         Buildings                                         15 to 40 years
         Furniture, fixtures and equipment                 3 to 7 years
         Land improvements                                 10 years
         Leasehold improvements                            5 to 20 years

g. Excess of Purchase Price over Fair Market Value of Net Assets Acquired -- The excess of purchase price over fair market value of net assets acquired is amortized on a straight-line basis over 40 years.

h. Other Assets -- The estimated cost of normal hotel operating quantities (base-stock) of china, silverware, glassware, and utensils is recorded as an asset and is not depreciated. Costs of base-stock replacements are expensed as incurred. Direct costs related to the debt offering and bank financing are being deferred and amortized over the debt repayment periods. Organizational costs are amortized on a straight-line basis over 60 months.

i. Revenue Recognition -- Casino revenue is the aggregate of gaming wins less losses.

j. Promotional Allowances -- The retail value of accommodations, food and beverage, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated retail value of these promotional allowances was $56,249,000, $55,975,000 and $51,622,000 for the years ended December 31, 1996, 1995 and
1994, respectively. The estimated cost of providing such promotional allowances was included in casino expenses as follows:

         (In thousands)
         Years Ended December 31,                                          1996               1995                1994
         -------------------------------------------------------------------------------------------------------------
         Rooms                                                         $  9,359           $  8,512            $  7,809
         Food and beverage                                               22,688             23,588              24,115
         Other                                                            2,457              3,804               5,176
                                                                       -----------------------------------------------
                                                                       $ 34,504           $ 35,904            $ 37,100
                                                                       -----------------------------------------------

k. Currency Translation -- The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The Australian results of operations and the balance sheet are translated from Australian dollars to US dollars. Certain fixed assets and intangibles are valued at historical exchange rates, while other balance sheet accounts are translated at the exchange rate in effect at each year end, and income accounts are translated at the average rate of exchange prevailing during the year.

l. Net Income per Common Share -- Net income per common share has been computed based upon the weighted average number of shares of common stock and common stock equivalents, if dilutive, outstanding during each year (54,235,000 in 1996, 48,544,000 in 1995 and 48,988,000 in 1994).

m. Capitalized Interest -- The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. The Company capitalizes interest on amounts expended on the project at the Company's weighted average cost of the borrowed funds (see Note 8), and based upon the weighted average amount of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially completed.

33   MGM Grand, Inc. and Subsidiaries

n. Corporate Expense -- Corporate expense represents unallocated payroll costs, professional fees, and various other expenses not directly related to the Company's hotel/casino operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred until development of a specific project has become relatively certain.

o. Reclassifications -- Certain reclassifications have been made to conform the prior year with the current year presentation. These reclassifications had no effect on net income.

Note 3. Statements of Cash Flows

The following supplemental disclosures are provided for the Consolidated Statements of Cash Flows:

         In thousands)
         Years Ended December 31,                                          1996               1995                1994
         -------------------------------------------------------------------------------------------------------------
         Cash payments made for:
           Interest, net of amounts capitalized                        $ 48,155           $ 55,750            $ 58,975
                                                                       -----------------------------------------------
           State and federal income taxes                              $  3,660           $    620            $    755
                                                                       -----------------------------------------------

On June 5, 1995, the Company retired all shares of common stock held in Treasury, which thereupon resumed the status of authorized unissued shares in a non-cash transaction in the amount of $42,264,000.

Note 4. Accounts Receivable

Components of accounts receivable were as follows:

         (In thousands)
         At December 31,                                                   1996               1995
         -----------------------------------------------------------------------------------------
         Casino                                                       $ 102,408          $  98,878
         Hotel                                                           13,286             12,509
         Other                                                              267                246
                                                                      ----------------------------
                                                                        115,961            111,633
         Less: Allowance for doubtful accounts and discounts            (35,432)           (33,074)
                                                                      ----------------------------
                                                                      $  80,529          $  78,559
                                                                      ----------------------------

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

                                           MGM Grand, Inc. and Subsidiaries   34

Note 5. Property and Equipment

Property and equipment consisted of the following:

         (In thousands)
         At December 31,                                                   1996               1995
         -----------------------------------------------------------------------------------------
         Land                                                       $   102,290          $  99,625
         Buildings and improvements                                     635,238            669,227
         Equipment, furniture, fixtures and leasehold improvements      220,379            202,508
         Equipment under capital lease                                   18,054             17,836
         Construction in progress                                        50,797              7,772
                                                                    ------------------------------
                                                                      1,026,758            996,968
         Less: Accumulated depreciation and amortization               (142,008)           (93,062)
                                                                    ------------------------------
                                                                    $   884,750          $ 903,906
                                                                    ------------------------------

Note 6. Investments in Unconsolidated Affiliates

The Company has investments in unconsolidated affiliates that are accounted for under the equity method. Under the equity method, original investments are recorded at cost, and are adjusted by the Company's share of earnings, losses and distributions received from and contributions made to these companies. The investment balance also includes interest capitalized during construction. Investments in unconsolidated affiliates consisted of the following:

         (In thousands)
         At December 31,                                                   1996               1995
         -----------------------------------------------------------------------------------------
         New York-New York Hotel and Casino, LLC                       $ 60,943           $ 40,938
         MGM Grand - Bally's Monorail, LLC                               11,953             12,673
                                                                       ---------------------------
                                                                       $ 72,896           $ 53,611
                                                                       ---------------------------

Note 7. Other Accrued Liabilities

Other accrued liabilities consisted of the following:

         (In thousands)
         At December 31,                                                   1996               1995
         -----------------------------------------------------------------------------------------
         Accrued salaries and related                                 $  34,944           $ 29,856
         Casino front money                                              24,796             21,279
         Casino chip liability                                           15,524              5,831
         Advance deposits                                                 4,331              5,113
         Accrued gaming taxes                                             7,216              4,168
         Other liabilities                                               31,637             18,548
                                                                      ----------------------------
                                                                      $ 118,448           $ 84,795
                                                                      ----------------------------

35   MGM Grand, Inc. and Subsidiaries

Note 8. Long Term Debt

Long term debt consisted of the following:

         (In thousands)
         At December 31,                                                   1996               1995
         -----------------------------------------------------------------------------------------
         Australian Hotel/Casino Loan due December 1, 2000             $ 83,391          $  78,099
         11 3/4% First Mortgage Notes due May 1, 1999                        --            220,000
         12% First Mortgage Notes due May 1, 2002                            --            253,000
         Bank Credit Facility                                                --                 --
                                                                       ---------------------------
                                                                         83,391            551,099
         Less: Current Maturities                                       (12,906)                --
                                                                       ---------------------------
                                                                       $ 70,485          $ 551,099
                                                                       ---------------------------

Total interest incurred during 1996, 1995 and 1994 was $40,801,000, $63,646,000 and $61,927,000, respectively, of which $7,023,000 and $4,317,000 were capitalized in 1996 and 1995, respectively. In 1994, the Company did not capitalize any interest.

On July 3, 1996, the Company deposited $523,231,000 (the "Defeasance Deposit") with the Trustee, U.S. Trust of California, to fund the defeasance of MGM Grand Hotel Finance Corp. First Mortgage Notes ("FMN's") in accordance with the terms of the bond indenture. The Defeasance Deposit was made in the form of U.S. Government securities and will be used to fund interest payments on the FMN's through May 1, 1997, the call as of such date of the 11 3/4% FMN's at 101.958% of the outstanding principal, and the call as of such date of the 12% FMN's at 105.333% of the outstanding principal. On October 29, 1996, the liens on the assets of MGM Grand Hotel, Inc. were released and accordingly, the defeasance was finalized. The early extinguishment of the FMN's resulted in an extraordinary loss of approximately $30,811,000, net of income tax benefits of $17,710,000. The First Mortgage Notes Indenture contained various restrictive covenants including the maintenance of certain financial ratios and limitations on additional debt, dividends, stock repurchases, disposition of assets, mergers and similar transactions. At December 31, 1995, MGM Grand Hotel, Inc. was limited to dividend payments of approximately $51,000,000 to the Company under the indenture.

On July 1, 1996, the Company secured a new $500,000,000 Senior Reducing Revolving Credit Facility with BA Securities (the "Facility"), an affiliate of Bank of America NT&SA ("BofA"). The Facility was subsequently increased to $600,000,000 in August 1996, and contains various restrictive covenants on the Company, including the maintenance of certain financial ratios and limitations on additional debt, dividends, capital expenditures and disposition of assets. It also restricts acquisitions and similar transactions. Interest on the Facility is based on the bank reference rate or Eurodollar rate. The Facility matures in December 2001. During the year ended December 31, 1996, $61,000,000 was drawn down against the Facility, with $40,000,000 (including loan origination fees on the Facility) of such balance related to the defeasance of the FMN's and $21,000,000 related to acquisitions of property for MGM Grand Atlantic City. As of December 31, 1996, no amounts were outstanding under the Facility. At December 31, 1996, the Company was limited to dividend payments of approximately $100,369,000 under the Facility.

On September 7, 1995, the Company completed the acquisition of the Diamond Beach Hotel/Casino in Darwin, Australia (see Note 16). The acquisition cost was financed by an Australian bank facility which provides a total availability of approximately $83,391,000 (AUD$105,000,000) and includes funding for general corporate purposes. Interest on the Australian facility is based on the bank bill rate. The loan agreement contains various restrictive covenants on MGM Grand Australia and the Company, including the maintenance of certain financial ratios and limitations on additional debt, dividends, and disposition of assets. It also restricts acquisitions and similar transactions. The facility matures in December 2000. The indebtedness has been wholly guaranteed by the Company.

MGM Grand Australia has a $15,884,000 (AUD$20,000,000) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes. During the year ended December 31, 1996, $4,262,000 (AUD$5,387,000) was borrowed and repaid. No amounts were outstanding under the line of credit as of December 31, 1996 and 1995, respectively.

                                           MGM Grand, Inc. and Subsidiaries   36

Maturities of the Company's long term debt are as follows:

         (In thousands)
         Year Ending December 31,
         -----------------------------------------------------
         1997                                         $ 12,906
         1998                                           12,906
         1999                                           16,877
         2000                                           40,702
         Thereafter                                         --
                                                      --------
                                                      $ 83,391
                                                      --------

On September 20, 1995, NYNY LLC (see Note 1) completed its bank financing for up to $225,000,000, which was increased to $285,000,000 during August 1996. The non-revolving construction line of credit converted to a five-year reducing revolver upon commencement of operations of NYNY on January 3, 1997. The Company and Primadonna (the "Partners") guaranteed completion of the project as a condition to facility availability, and have executed a joint and several unlimited Keep-Well Agreement, which provides that in the event of insufficient cash flow from NYNY to comply with financial covenants, the Partners will make cash infusions which are sufficient to bring NYNY LLC into compliance with the financial covenants. The first draw down occurred on September 30, 1995, and as of December 31, 1996, $285,000,000 was outstanding under the facility. On January 21, 1997, NYNY LLC completed an additional $20,000,000 equipment financing with a financial institution.

The Company's $60,000,000 bank line of credit for MGM Grand Las Vegas terminated on October 29, 1996. No amounts were outstanding under the line of credit during 1996. During 1995, the Company borrowed and repaid $15,000,000, and as of December 31, 1995, no amounts were outstanding under the line of credit.

Note 9. Commitments and Contingencies

The Company and its subsidiaries lease buildings and equipment under non-cancelable operating lease agreements which expire through the year 2027. The leases generally provide that the Company pay taxes, insurance and maintenance expenses related to the leased assets.

At December 31, 1996, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

         (In thousands)                                               Operating            Capital
         Year Ending December 31,                                       Leases              Leases
         -----------------------------------------------------------------------------------------
         1997                                                          $  3,151           $  3,556
         1998                                                             4,559              3,962
         1999                                                               604              2,187
         2000                                                               506              2,763
         2001                                                               416                 --
         Thereafter                                                      15,793                 --
                                                                       ---------------------------
         Total Minimum Lease Payment                                   $ 25,029             12,468
                                                                       --------           --------
         Amount Representing Interest                                                       (1,837)
                                                                                          --------
         Total Obligation Under Capital Leases                                              10,631
         Less: Amount due within one year                                                   (2,769)
                                                                                          --------
         Amount due after one year                                                        $  7,862
                                                                                          --------

Rental expense on the non-cancelable operating leases was $3,687,000, $3,552,000 and $12,225,000 for the years ending December 31, 1996, 1995 and 1994, respectively. In December 1994 and January 1995, the Company terminated certain operating leases at MGM Grand Las Vegas and purchased the equipment for approximately $42,000,000.

37      MGM Grand, Inc. and Subsidiaries

Note 10. Stockholders' Equity

On July 2, 1996, the Company completed a public offering (the "Offering") of 8,625,000 shares of common stock (including an underwriter's over allotment option to purchase 1,125,000 shares of common stock). Based upon an Offering price of $39.50 per share and associated costs incurred, the net proceeds were approximately $327,000,000. The net proceeds from the Offering were used for the defeasance of the MGM Grand Hotel Finance Corp. FMN's (see Note 8).

On May 7, 1996, the Company made a commitment to grant 15 shares of Company common stock to each of its employees in exchange for continued active employment through the one year anniversary date of the commitment. As a result of the stock grant commitment, deferred compensation in the amount of $4,982,000 was charged to stockholders' equity and is being amortized to compensation expense monthly over the one year commitment period. As of December 31, 1996, approximately $2,819,000 had been amortized to expense.

On May 24, 1995, and as amended on November 27, 1995, the Company and MGM Grand Hotel, Inc. entered into a Promotion Agreement with Don King Productions, Inc. ("DKP"), pursuant to which, among other things: (i) MGM Grand Hotel, Inc. has the exclusive right to present six of Mike Tyson's fights; (ii) MGM Grand Hotel, Inc. made a non-interest bearing working capital advance of $15,000,000 to DKP, to be repaid on January 28, 1998; (iii) the Company sold DKP 618,557 treasury shares of the Company's Common Stock (the "Shares") for $15,000,000, evidenced by a non-interest bearing promissory note which was repaid in three $5,000,000 installments from the proceeds of each of the first three Tyson fights which occurred in the MGM Grand Garden arena; (iv) the Company guaranteed to DKP that the market value of the Shares will equal or exceed $30,000,000 ($48.50 per share) as of January 25, 1998; and (v) the Company and DKP entered into security agreements and a registration rights agreement with respect thereto. The Promotion Agreement has been amended by a Trust Agreement dated as of October 23, 1996, in which the Shares have been placed in the name of, and held by, an independent trustee, pending disposition at the direction of the Company. The Trust Agreement extends the payment date of the working capital advance and the guaranteed share price of $48.50 to March 31, 1998. The Company expensed approximately $2,988,000 and $2,629,000 for the years ended December 31, 1996 and 1995, respectively. At December 31, 1996, the total cash requirement of the guarantee was approximately $8,425,000.

Note 11. Stock Option Plan

The Company has adopted a nonqualified stock option plan and an incentive stock plan which provides for the granting of stock options pursuant to the applicable provisions of the Internal Revenue Code and regulations. The aggregate options available under the plans are 5,000,000. The Company had granted options on approximately 4,016,000 shares through December 31, 1996.

The plans are administered by a compensation and stock option committee of the Company's Board of Directors. Salaried officers and other key employees of the Company and its subsidiaries are eligible to receive options. The exercise price in each instance is 100% of the fair market value of the Company's common stock on the date of grant. The options have ten-year terms and are exercisable in four and five annual installments. On March 26, 1996, the Compensation and Stock Option Committee of the Board of Directors determined to adjust the vesting provision of the Company's Nonqualified Stock Option Plan and Incentive Stock Option Plan to provide for the vesting of future stock option grants under the plans at 20% on each of the first four anniversary dates of the grant, with full vesting on the fifth anniversary date of the grant. The Compensation and Stock Option Committee also determined that pro-rata vesting at times other than successive anniversary dates of the date of the grant is no longer applicable. Stock option holders with grants dated prior to March 26, 1996 were given the opportunity to accept or decline the new vesting provisions with regard to their existing grants.


                                         MGM Grand, Inc. and Subsidiaries     38

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations for its plans. Accordingly, no compensation costs have been recognized for its plans for 1996, 1995 and 1994. Had the Company accounted for these plans under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

     (In thousands)                                  1996               1995
     ------------------------------------------------------------------------
     Net income:
       As Reported                                $ 43,706           $ 46,565
                                                  ---------------------------
       Pro Forma                                  $ 34,981           $ 45,751
                                                  ---------------------------
     Earnings per share:
       As Reported                                $   0.80           $   0.96
                                                  ---------------------------
       Pro Forma                                  $   0.65           $   0.94
                                                  ---------------------------

Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma net income may not be representative of that to be expected in future years.

A summary of the status of the Company's Nonqualified stock option plan for each of the years ended December 31, 1996, 1995 and 1994 is presented below (there are no options outstanding under the Incentive Stock Option Plan):

                                                 1996                        1995                         1994
                                         -----------------------------------------------------------------------------
                                                    Weighted                     Weighted                     Weighted
                                                     Average                      Average                      Average
                                         Shares     Exercise         Shares      Exercise         Shares      Exercise
                                         (000's)       Price         (000's)        Price         (000's)        Price
         -------------------------------------------------------------------------------------------------------------
         Outstanding Beginning of
           the Year                       3,102     $ 22.67           1,815       $ 16.94          1,790       $ 15.27
             Granted                        765     $ 35.12           3,261       $ 25.69            285       $ 28.14
             Exercised                     (414)    $ 11.92            (232)      $ 11.00            (71)      $ 11.50
             Forfeited                     (240)    $ 26.35          (1,742)      $ 26.32           (189)      $ 16.29
             Expired                         --     $    --              --       $    --             --       $    --
                                         ------                      ------                       ------
         Outstanding End of the Year      3,213     $ 27.26           3,102       $ 22.67          1,815       $ 16.94
                                         ------                      ------                       ------
         Exercisable at End of Year         220     $ 14.38             493       $ 11.76            446       $ 11.10
                                         ------                      ------                       ------
         Weighted Average Fair Value
           of Options Granted             22.89                       13.74                        13.14
                                         ------                      ------                       ------

The following table summarizes information about the Nonqualified stock options outstanding at December 31, 1996:

                                                              Options Outstanding                 Options Exercisable
                                                 ---------------------------------------------------------------------
                                                                   Weighted
                                                      Number        Average      Weighted         Number      Weighted
                                                 Outstanding      Remaining       Average    Exercisable       Average
                                                          at    Contractual      Exercise             at      Exercise
         Range of Exercise Prices                   12/31/96           Life         Price       12/31/96         Price
         -------------------------------------------------------------------------------------------------------------
         $10.25-$20.00                               308,000     4.6 years         $12.94     180,000           $11.83
         $20.01-$25.00                               378,000     8.6               $24.42          --           $   --
         $25.01-$30.00                             1,936,000     8.9               $26.17      40,000           $25.95
         $30.01-$35.00                                25,000     9.2               $34.25          --           $   --
         $35.01-$40.00                               123,000     9.5               $38.59          --           $   --
         $40.01-$45.00                               443,000     9.5               $40.98          --           $   --
                                                   ---------     ---------         ------     -------           ------
                                                   3,213,000     8.6               $27.28     220,000           $14.38
                                                   ---------     ---------         ------     -------           ------

39      MGM Grand, Inc. and Subsidiaries

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 6.1% and 6.4%, respectively; no expected dividend yields for the years presented; expected lives of 6 years for all years; and expected volatility of 39% for all years presented.

The Company has agreements with seven executives which provide that, upon a change of control, any unvested stock options covered by such agreements become exercisable. The total number of stock options subject to such agreements is 1,985,000, of which 1,850,000 options become immediately exercisable, and the remaining 135,000 options become exercisable if employment status is diminished within twelve months following a change in control.

Effective November, 1996, the Company and MGM Grand Hotel, Inc. adopted an Employee Stock Purchase Plan. The Plan provides eligible employees the opportunity to purchase shares of the Company's Common Stock via payroll deductions. The price for each share of Common Stock is the weighted average price paid for all shares purchased by the Plan Administrator on behalf of the participating employees on the last trading day of each month. The Company and MGM Grand Hotel, Inc. pay the administrative costs of the plan. The plan may be amended or terminated at any time by the Company's Board of Directors or by a committee designated by the Board of Directors.

Note 12. Employee Pension and Savings Plans

Participation in the MGM Grand Hotel, Inc. 401(k) employee savings plan is available for all full time employees not a part of a bargaining unit. The savings plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. MGM Grand Hotel, Inc. matches 25% of employee contributions up to a maximum of 1% of participating employee's eligible gross wages. Additionally, MGM Grand Hotel, Inc. makes contributions to the employees' savings plan based on length of service, which vest over a five-year period. For the periods ended December 31, 1996 and 1995, MGM Grand Hotel, Inc. contributions under this arrangement were $3,060,000 and $3,189,000, respectively.

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

Effective with the September 1995 acquisition of MGM Grand Australia (see Notes 1 and 16), an Australian employee retirement fund was acquired. The fund is subject to the Superannuation Industry (Supervision) Act of 1993, imposing a legal obligation on MGM Grand Australia to contribute to all employees. MGM Grand Australia maintains two categories for the plan, depending on employment status: category (A) for executive employees and category (B) for staff. Death and Disablement benefits are provided for all members; however, category (A) members receive increased coverages under both benefits. MGM Grand Australia contributes 6% of salary to satisfy the Superannuation Guarantee Legislation, and allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. The full amount vested in members' retirement accounts is payable to the member following termination of employment, under certain circumstances or normal retirement. During 1996, MGM Grand Australia contributed under these arrangements $196,000 and $617,000 for the executive employees and staff, respectively. For the period from acquisition on September 7, 1995 to December 31, 1995, MGM Grand Australia contributions under these arrangements were $64,000 and $221,000 for the executive employees and staff, respectively.

Note 13. Master Plan Asset Disposition

During September 1996, the Company determined to write-off various assets with a net book value of $49,401,000 as a result of the MGM Grand Las Vegas Master Plan, associated with the transformation of the facility into "The City of Entertainment." The affected areas include approximately $39,564,000 of costs in MGM Grand Adventures Theme Park to prepare for construction of additional entertainment/retail facilities and a convention center, and approximately $8,580,000 related to the removal of the lion entrance. In addition, the Company wrote off approximately $1,257,000 representing the cost of certain food court and midway/arcade areas which have been converted into Studio Walk.

                                      MGM Grand, Inc. and Subsidiaries       40

Note 14. Company Restructuring Plan

On August 1, 1995, the Company announced details of a comprehensive restructuring plan designed to reduce costs and improve efficiency of operations at MGM Grand Las Vegas. This restructuring resulted in a one-time charge against earnings in the third quarter of 1995 totaling $5,942,000, primarily related to employee severance payments.

Note 15. Income Taxes

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At December 31, 1996, the Company believes that it is more likely than not that its deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. Accordingly, the valuation allowance of $18,013,000 at December 31, 1995, was completely reversed during 1996.

The provision (benefit) for income taxes on income from continuing operations before extraordinary item for the years ended December 31, 1996, 1995 and 1994 is as follows:

         (In thousands)
         Years Ended December 31,                                          1996               1995                1994
         -------------------------------------------------------------------------------------------------------------
         Current - Federal (net of $18,013,000 tax benefit of
           operating loss carryforwards)                               $ 31,014            $ 2,034               $ 575
         Deferred - Federal                                              (6,380)            (2,034)               (575)
                                                                       -----------------------------------------------
           Provision for income taxes                                  $ 24,634            $    --               $  --
                                                                       -----------------------------------------------

Reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:

                                                                           1996               1995                1994
         -------------------------------------------------------------------------------------------------------------
         Federal income tax rate                                           35.0%              35.0%               35.0%
         Permanent and other items                                          6.2               --                  --
         Changes in valuation allowance                                   (16.4)             (35.0)              (35.0)
                                                                       -----------------------------------------------
         Effective tax rate                                                24.8%               -- %                -- %
                                                                       -----------------------------------------------

As of December 31, 1996, the major tax effected components of the Company's net deferred tax asset (liability) are as follows:

         (In thousands)                                                    1996               1995
         -----------------------------------------------------------------------------------------
         Deferred Tax Asset
           Net operating loss carryforward                             $ 11,864           $ 45,871
           Bad debt reserve                                               9,123              8,034
           Master Plan asset disposition                                 16,639                 --
           Hotel preopening expenses                                      8,619              8,860
           Loss on defeasance of debt                                    12,180                 --
           Accruals, reserves and other                                   4,643              3,479
           Tax credit carryforwards                                      31,488              5,606
                                                                       ---------------------------
                                                                         94,556             71,850
         Less: Valuation allowance                                           --            (18,013)
                                                                       ---------------------------
                                                                         94,556             53,837
                                                                       ---------------------------
         Deferred Tax Liability
           Depreciation and amortization                                (74,994)           (61,971)
                                                                       ---------------------------
         Net Deferred Tax Asset (Liability)                            $ 19,562           $ (8,134)
                                                                       ---------------------------

41      MGM Grand, Inc. and Subsidiaries

At December 31, 1996, the Company had a United States tax return net operating loss carryforward of approximately $27,900,000 which will expire as follows:

                                                                   Net
         (In thousands)                                 Operating Loss
         Year of Expiration                               Carryforward
         -------------------------------------------------------------
         2007                                                 $  5,000
         2008                                                   22,900
                                                        --------------
                                                              $ 27,900
                                                        --------------

In addition, the Company has an Australian tax loss of $5,861,000 which does not expire.

The Company also has an alternative minimum tax credit carryforward of $29,000,000 which does not expire, and a general business tax credit carryforward of $2,488,000 which expires in different periods through 2011.

Note 16. Australian Casino Acquisition

On September 7, 1995, the Company, through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., completed the acquisition of MGM Grand Australia, for approximately U.S. $75,971,000. The acquisition costs include $59,972,000 for the purchase of stock and $14,200,000 of debt assumption, and debt and organization costs of $1,799,000. In addition, on October 24, 1995, the Company expended approximately $3,774,000 to acquire the remaining 14.3% interest not already owned in the Territory Property Trust, which owns the land and buildings of MGM Grand Australia. MGM Grand Australia is located on 18 acres of beachfront property on the north central coast of Australia. The resort includes a public and private casino, 97 rooms and suites, restaurants and other facilities. The Company financed the acquisition through an Australian bank facility (see Note
8). The acquisition was accounted for using the purchase method, whereby the assets acquired were recorded at their fair market values. The purchase price allocation was as follows:

         (In thousands)
         -----------------------------------------------------------------
         Cash                                                     $  7,803
         Property, plant and equipment                              36,088
         Excess of purchase price over fair market value of
           net assets acquired                                      40,980
         Deferred income taxes                                      (4,226)
         Net liabilities                                              (900)
                                                                  --------
                                                                  $ 79,745
                                                                  --------

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

Note 17. Discontinued Operations/Sale of MGM Grand Air

On December 31, 1994, the Company completed the sale of MGM Grand Air for a note receivable totaling approximately $14,325,000, realizing a pretax gain of $8,048,000. As of December 31, 1996, the note had been repaid, and at December 31, 1995, the principal on the note had been reduced to approximately $432,000.

The 1994 operating results of MGM Grand Air have been accounted for as discontinued operations, and the financial statements have been restated. For the year ended December 31, 1994, operating results of discontinued operations, excluding the above noted gain, included revenues of $19,535,000 and an operating loss of $7,012,000.

                                      MGM Grand, Inc. and Subsidiaries       42

Note 18. Related-Party Transactions

In conjunction with the Company's 50% interest in the MGM Grand-Bally's Monorail, LLC, the Company, through its wholly-owned subsidiary, MGM Grand Hotel, Inc., contributed approximately $1,280,000 and $750,000 to the joint venture as part of its operating contribution during 1996 and 1995, respectively.

In August 1995, the Company made a $5,000,000 working capital advance to NYNY. The $5,000,000 advance, together with interest, was repaid during September 1995. The Company, through its wholly-owned subsidiary MGM Grand Hotel, Inc., has entered into an agreement to lease space in NYNY to operate a race book and sports pool. The terms of the lease are for ten years from the commencement date of January 3, 1997, with an option for an additional term of ten years. MGM Grand Hotel, Inc. is obligated to pay to NYNY the greater of a minimum annual rent of $200,000 or percentage rent based upon gross revenue, as defined by the Nevada Gaming Commission and Nevada State Gaming Control Board. The percentage rent is based on a graduated scale of gross revenue at percentages ranging from 12% to 15%. During 1996, no amounts were paid under this agreement. Additionally, MGM Grand Hotel, Inc. leased office facilities to NYNY during 1996 for which it received rental payments of approximately $56,000, and provided various other hotel goods and services for which NYNY paid approximately $85,000. On September 4, 1996, the Company also entered into an agreement with NYNY to provide exclusive floral services through its wholly-owned subsidiary MGM Grand Merchandising, Inc., at rates which management believes are generally comparable to those offered by third parties. No payments were made by NYNY and no services were rendered under the floral service contract during 1996. MGM Grand Hotel, Inc. entered into an agreement with NYNY effective December 14, 1996, whereby it agreed to provide certain of its employees to perform services at NYNY. In exchange, NYNY agreed to reimburse MGM Grand Hotel, Inc. for all payroll and related costs arising from such services, which, during 1996, were immaterial in amount.

For the year ended December 31, 1996, the Company and its subsidiaries rented aircraft from Tracinda for various business purposes. The aggregate amount of rental payments were $990,000, and the rent payments were at rates which management believes are generally below those offered by third parties. During 1995, MGM Grand Las Vegas leased an aircraft from Tracinda, with total lease payments of $210,000. MGM Grand Las Vegas also leased Tracinda's Challenger aircraft through a third party operator for $243,000 during 1995. The Company and Tracinda have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

The Company was granted a no-cost option from Tracinda, with an expiration date of September 1, 1995, to purchase approximately 18 acres of undeveloped land across the Las Vegas Strip from MGM Grand Las Vegas. The option, which gave the Company the right to acquire the property at Tracinda's purchase cost of $31,500,000, together with its actual costs incurred in connection with the ownership of the property, plus interest, was exercised on January 5, 1995, for a total cost of approximately $36,500,000. On January 6, 1995, the Company contributed the property to NYNY LLC as its share of the initial capital contribution to the hotel/casino construction project (see Notes 1 and 6). During 1996, the Company contributed an additional $22,500,000 to the NYNY construction project.

On March 1, 1994, MGM Grand Hotel, Inc. sold to Tracinda two unused parcels of land (approximately .56 acres total) for $272,950. The Company, based upon appraisals it received, believes that this sale was on terms comparable to what it could have obtained for the land on an arms length basis in an equivalent transaction with a third party.

In 1994, MGM Grand Las Vegas reimbursed The Stars' Desert Inn, which was then owned by Tracinda, for its estimated costs of the 1993 testing of a property management computer software system and certain gaming equipment testing, which was approximately $229,000. The Stars' Desert Inn did not exercise an option to retain the computer software system, and retained all revenues generated by the gaming equipment.

Pursuant to an agreement dated December 23, 1996, between MGM Grand Hotel, Inc. and MGM/UA Home Entertainment, Inc. ("MGM/UA"), a wholly owned subsidiary of Metro-Goldwyn-Mayer Inc., a California based motion picture studio in which Tracinda has a 72% ownership interest, MGM Grand Hotel, Inc. can utilize key art and still photographs from certain Metro-Goldwyn-Mayer Inc. and United Artists Corporation motion pictures for the period commencing on December 27, 1996 and ending on July 1, 1997. In exchange, MGM Grand Hotel, Inc. agreed to promote MGM/UA motion picture video cassettes for availability in one or more retail venues. During December 1996, MGM Grand Hotel, Inc. purchased video cassettes in amounts that are not material.

43      MGM Grand, Inc. and Subsidiaries

Pursuant to a License Agreement between the Company, Metro-Goldwyn-Mayer Inc. and Metro-Goldwyn-Mayer Film Co. dated February 29, 1980, the Company has exclusive rights in perpetuity to use certain trademarks, trade names and logos in connection with the Company's hotel and gaming operations.

During the three year periods ended December 31, 1996, 1995 and 1994, the Company and Tracinda have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.


Note 19. Industry Segments

The Company operates in the Hotel/Casino industry segment through the operations of MGM Grand Las Vegas, which commenced operations on December 18, 1993, MGM Grand Australia, which was acquired on September 7, 1995 (see Note 16), and its 50% share in NYNY which commenced operations on January 3, 1997 (see Note 1). Airline operations have been reclassified for the 1994 year to Discontinued Operations as a result of the sale of the airline (see Note 17). Sales between industry segments are immaterial and generally at prices approximately equal to those charged to unaffiliated customers.


         (In thousands)
         For the Years Ended December 31,                               1996                 1995                 1994
         -------------------------------------------------------------------------------------------------------------
         Net revenues:
           Hotel/Casino                                          $   804,814          $   721,843          $   742,195
                                                                 -----------------------------------------------------
         Operating income (loss):
           Hotel/Casino                                          $   196,876          $   120,464          $   137,481
           Master Plan asset disposition                             (49,401)                  --                   --
           Corporate expense                                         (10,313)             (10,699)              (7,766)
           Restructuring costs                                            --               (5,942)                  --
           Preopening and other - unconsolidated affiliate            (7,868)                  --                   --
                                                                 -----------------------------------------------------
                                                                 $   129,294          $   103,823          $   129,715
                                                                 -----------------------------------------------------
         Identifiable assets:
           Hotel/Casino                                          $ 1,254,602          $ 1,250,771          $ 1,088,767
           Discontinued operations - airline                              --                   --                2,618
           Corporate                                                  33,087               31,451               62,126
                                                                 -----------------------------------------------------
                                                                 $ 1,287,689          $ 1,282,222          $ 1,153,511
                                                                 -----------------------------------------------------
         Capital expenditures:
           Hotel/Casino                                          $    84,544          $    37,371          $    60,086
           Discontinued operations - airline                              --                   --                5,552
           Corporate                                                     231                   76                  338
                                                                 -----------------------------------------------------
                                                                 $    84,775          $    37,447          $    65,976
                                                                 -----------------------------------------------------
         Depreciation and amortization:
           Hotel/Casino                                          $    62,196          $    55,315          $    44,346
           Corporate                                                     127                  104                   87
                                                                 -----------------------------------------------------
                                                                 $    62,323          $    55,419          $    44,433
                                                                 -----------------------------------------------------

                                  MGM Grand, Inc. and Subsidiaries            44

Report of Independent Public Accountants


To the Board of Directors and Stockholders of MGM Grand, Inc.:

We have audited the accompanying consolidated balance sheets of MGM Grand, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGM Grand, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                             ARTHUR ANDERSEN LLP

Las Vegas, Nevada
January 30, 1997



45         MGM Grand, Inc. and Subsidiaries

Selected Quarterly Financial Results

(In thousands except share data)                                          Quarter
For the years ended December 31, 1996 and 1995  -------------------------------------------------------
(Unaudited)                                           First         Second         Third         Fourth          Total
----------------------------------------------------------------------------------------------------------------------
1996
  Net revenues                                    $ 209,304      $ 190,485     $ 198,433      $ 206,592      $ 804,814
  Operating profit before non-recurring items
    and corporate expense                            50,734         50,250        46,257         49,635        196,876
  Operating income                                   49,223         48,615        (4,808)        36,264        129,294
  Income (loss) before income taxes,
    discontinued operations and
    extraordinary item                               34,528         34,331        (6,804)        37,096         99,151
  Net income (loss)                                  34,528         20,635       (35,488)        24,031         43,706
  Per share of common stock:
    Income (loss) before extraordinary item       $    0.70      $    0.41     $   (0.08)     $    0.49      $    1.37
    Extraordinary item                                   --             --         (0.53)            --          (0.57)
                                                  --------------------------------------------------------------------
    Net income (loss)                             $    0.70      $    0.41     $   (0.61)     $    0.49      $    0.80
                                                  --------------------------------------------------------------------

1995
  Net revenues                                    $ 161,885      $ 168,397     $ 198,281      $ 193,280      $ 721,843
  Operating profit before non-recurring items
    and corporate expense                            22,333         11,419        33,388         47,382        114,522
  Operating income                                   20,306          8,680        28,940         45,897        103,823
  Income (loss) before income taxes,
    discontinued operations and
    extraordinary item                                5,525         (6,637)       15,870         31,807         46,565
  Net income (loss)                                   5,525         (6,637)       15,870         31,807         46,565
  Per share of common stock:
    Income (loss) before extraordinary item       $    0.11      $   (0.14)    $    0.33      $    0.66      $    0.96
    Extraordinary item                                   --             --            --             --             --
                                                  --------------------------------------------------------------------
    Net income (loss)                             $    0.11      $   (0.14)    $    0.33      $    0.66      $    0.96
                                                  --------------------------------------------------------------------

                                                              1996                         1995
Common Stock Prices                               --------------------------------------------------------------------
For the year ended December 31,                          High            Low          High            Low
----------------------------------------------------------------------------------------------------------------------
First quarter                                         $ 39 3/4       $ 22 3/4      $ 30 3/4       $ 22 3/4
Second quarter                                          47 7/8         38 3/8        32 3/8         26 3/8
Third quarter                                           43 1/4         35 1/2        28 1/2         23
Fourth quarter                                          45 5/8         34            26 1/4         22 3/4

The Company's Common Stock is listed on the New York Stock Exchange. Its symbol is MGG.

                                 MGM Grand, Inc. and Subsidiaries            46

Corporate Information


Directors and Officers

   J. Terrence Lanni
   Director
   Chairman of the Board
   Chief Executive Officer



   Alex Yemenidjian
   Director
   President
   Chief Operating Officer
   Chief Financial Officer



   Fred Benninger
   Director
   Vice Chairman



   James D. Aljian
   Director
   Executive,
   Tracinda Corporation



   Terry N. Christensen
   Director
   Partner, Christensen, Miller, Fink,
   Jacobs, Glaser, Weil & Shapiro, LLP



   Glenn A. Cramer
   Director
   Former Chairman,
   Transamerica Airlines Retired



   Willie D. Davis
   Director
   President and Director,
   All-Pro Broadcasting, Inc.



   Alexander M. Haig, Jr.
   Director
   Chairman
   Worldwide Associates, Inc.



   Kirk Kerkorian
   Director
   President and
   Chief Executive Officer
   Tracinda Corporation




   Walter M. Sharp
   Director
   President,
   Walter M. Sharp Company



   Jerome B. York
   Director
   Vice Chairman
   Tracinda Corporation



   Scott Langsner
   Secretary/Treasurer



   Edward J. Jenkins
   Vice President



   Margaret G. Cooper
   Vice President



47           MGM Grand, Inc. and Subsidiaries

MGM Grand Hotel Senior Officers

   Daniel M. Wade
   President
   Chief Operating Officer

   Lyn H. Baxter
   Senior Vice President
   Operations

   Cynthia Kiser Murphey
   Senior Vice President
   Human Resources and Administration

   Tom Peterman
   Senior Vice President
   General Counsel

   Greg W. Saunders
   Senior Vice President
   Hotel Operations

   Daniel H. Scott
   Senior Vice President
   Chief Financial Officer

   Richard A. Sturm
   Senior Vice President
   Marketing and Entertainment



MGM Grand Marketing

   Robert V. Moon
   President



MGM Grand Development

   Kenneth A. Rosevear
   President



MGM Grand Merchandising

   Bob Bowman
   President



MGM Grand Australia

   Patricia Johnson
   General Manager
   Chief Financial Officer

   Gordon McIntosh
   Senior Vice President
   Casino Operations




                                  MGM Grand, Inc. and Subsidiaries            48

Transfer Agent and
Registrar for Common Stock

   ChaseMellon Shareholder Services, LLC
   Shareholder Relations
   400 S. Hope Street, 4th Floor
   Los Angeles, CA 90071




Form 10-K

   A copy of the Company's annual report
on Form 10-K, as filed with the
Securities and Exchange Commission,
will be furnished without charge to any
stockholder upon written request to:
Mr. Scott Langsner
Secretary/Treasurer
MGM Grand, Inc.
3799 Las Vegas Boulevard South
Las Vegas, Nevada 89109



Independent Public
Accountants

   Arthur Andersen LLP
   3320 W. Sahara Avenue
   Las Vegas, Nevada 89102




49           MGM Grand, Inc. and Subsidiaries

MGM Grand, Inc.
3799 Las Vegas Blvd. South
Las Vegas, Nevada 89109
(702) 891-3333

MGM Grand Hotel/Casino
3799 Las Vegas Blvd. South
Las Vegas, Nevada 89109
(702) 891-1111
Reservations
(702) 891-7777
(800) 929-1111 (outside Nevada)

MGM Grand Australia
Gilruth Avenue
Mindil Beach
Darwin, Northern Territory
0801 Australia
International Number
011 61 89 462 666



                                  MGM Grand, Inc. and Subsidiaries            50