Form 10-K405, Exhibit 13
period 1997-12-31
MGM GRAND INC
filed 1998-03-30
CIK 789570

                                                                      EXHIBIT 13

FINANCIAL HIGHLIGHTS
(In thousands except share data)


For the Years Ended                         1997               1996              1995              1994               1993
 December 31,
--------------------------------------------------------------------------------------------------------------------------------
NET REVENUES                                 $827,597           $800,189           $718,781          $739,676          $  37,016
Operating profit before non-recurring
 items and corporate expense                  222,960            196,585            113,905           137,147              6,124
Operating income (loss)                       190,970            129,294            103,823           129,715            (44,546)
Income (loss) before income taxes,
 discontinued operations and
 extraordinary item                           180,301             99,151             46,565            73,540            (38,895)
Net income (loss)                             111,018             43,706             46,565            74,576           (117,586)

BASIC EARNINGS (LOSS) PER SHARE:
Income (loss) before
 discontinued operations and
 extraordinary item                          $   2.00           $   1.41           $   0.97          $   1.53          $   (0.82)
Discontinued operations                             -                  -                  -              0.02              (1.65)
Extraordinary item  - loss on
 early extinguishment of debt,
 net of income tax benefit                      (0.07)             (0.58)                 -                 -                  -
                                         -----------------------------------------------------------------------------------------
Net income (loss) per share                  $   1.93           $   0.83           $   0.97          $   1.55          $   (2.47)
                                         -----------------------------------------------------------------------------------------
Weighted average number of shares          57,475,000         52,759,000         48,076,000        48,232,000         47,587,000

DILUTED EARNINGS (LOSS) PER SHARE:
Income (loss) before
   discontinued operations and
   extraordinary item                     $      1.96        $      1.38        $      0.96       $      1.50       $     (0.82)
Discontinued  operations                            -                  -                  -              0.02             (1.65)
Extraordinary item  - loss on
 early extinguishment of debt,
 net of income tax benefit                      (0.07)             (0.57)                 -                 -                 -
                                        --------------------------------------------------------------------------------------------

Net income (loss) per share               $      1.89        $      0.81        $      0.96       $      1.52       $     (2.47)
                                        --------------------------------------------------------------------------------------------

Weighted average number of shares         58,835,000         54,257,000         48,544,000        48,988,000        47,587,000

AT YEAR END
Total assets                              $ 1,398,374        $ 1,287,689        $ 1,282,222       $ 1,153,511       $ 1,160,123
Total debt                                     57,830             83,391            551,099           473,000           483,000
Stockholders' equity                        1,101,622            973,382            584,548           529,379           481,755
Stockholders' equity per share            $     19.00        $     16.82        $     11.98       $     11.05       $      9.86
Number of shares at year end               57,985,000         57,884,000         48,775,000        47,925,000        48,845,000

The selected financial data above includes information for New York-New York which is 50% owned and commenced operations on January 3, 1997, MGM Grand Las Vegas which commenced operations on December 18, 1993, MGM Australia, which was acquired on September 7, 1995, and MGM Grand Air until December 31, 1994, when the company was sold.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The Company, through its wholly-owned subsidiaries, owns and operates MGM Grand Hotel/Casino in Las Vegas, Nevada ("MGM Grand Las Vegas"), which commenced operations on December 18, 1993, and MGM Grand Hotel/Casino in Darwin, Australia ("MGM Grand Australia"), which was acquired on September 7, 1995, and manages a casino in Nelspruit, in the Mpumalanga Province of the Republic of South Africa, which began operations on October 15, 1997 (see Notes 1 and 18). The Company also owns a 50% interest in New York-New York Hotel and Casino, LLC ("NYNY LLC"), which owns and operates New York-New York Hotel and Casino in Las Vegas, Nevada ("NYNY"), which commenced operations on January 3, 1997 (see Note 1). Additionally, the Company's wholly-owned subsidiaries, MGM Grand Detroit and MGM Grand Atlantic City are in the development stage, with plans to construct hotel/casino and entertainment facilities in Detroit, Michigan and Atlantic City, New Jersey, respectively (see Note 1).

1997 COMPARED WITH 1996

Net revenues for the year ended December 31, 1997 were $827.6 million, representing an increase of $27.4 million (3.4%) when compared with $800.2 million during the prior year. The increase in net revenues was largely due to income from the Company's 50% ownership in NYNY (see Note 1) and higher food and beverage revenues partially offset by decreased casino, room, entertainment, retail and other revenues and increased promotional allowances.

Consolidated casino revenues for the year ended December 31, 1997 were $457.2 million, representing a decrease of $19.5 million (4.1%) when compared with $476.7 million during the prior year. MGM Grand Las Vegas casino revenues were $429.9 million, representing a decrease of $15.5 million (3.5%) when compared with $445.4 million during 1996. The reduction in casino revenues at MGM Grand Las Vegas was a result of lower table games win percentages despite an increase in volume, partially offset by higher slot volume and win. MGM Grand Australia reported casino revenues of $27.3 million, which decreased $4 million (12.8%) when compared with $31.3 million during the prior year, primarily attributable to lower baccarat volume and win partially offset by an increase in slot volume and win along with the addition of Northern Territory Keno, a territory-wide keno game in local pubs, hotels and clubs, which was not operational in the prior year.

Consolidated room revenues for 1997 were $171.3 million compared with $174.4 million for 1996, representing a decrease of $3.1 million (1.8%). MGM Grand Las Vegas room revenues were $169.3 million in 1997, representing a decrease of $3.1 million (1.8%) when compared with $172.4 million in the prior year. The decrease was due to a lower occupancy of 94.5% for 1997 when compared with 94.7% in 1996, as well as a lower average daily room rate for 1997 of $100 compared with $101 for 1996. MGM Grand Australia room revenues were $2.2 million for the year ended December 31, 1997, representing an increase of $.1 million (4.8%) when compared with $2.1 million for the prior year.

Consolidated food and beverage revenues for 1997 were $92.6 million, representing an increase of $14.2 million (18.1%) when compared with $78.4 million for the prior year. The increase was attributable to MGM Grand Las Vegas which had food and beverage revenues of $86.1 million during 1997, representing an increase of $14.1 million (19.6%) when compared with $72 million in 1996. This increase reflects the Company's decision to operate the previously leased Studio Cafe coffee shop. MGM Grand Australia reported food and beverage revenues of $6.6 million, representing an increase of $.1 million (1.5%) when compared with $6.5 million during the prior year.

Consolidated entertainment, retail and other revenues decreased $10.4 million (8.2%) from $126.9 million in 1996 to $116.5 million in 1997. The decrease was attributable to MGM Grand Las Vegas which had lower theme park and midway/arcade revenues due to the downsizing of the facilities. These decreases were partially offset by increases in MGM Grand Garden Arena revenues and increased revenues from the SkyScreamer thrill ride which opened in September 1996.

Income from unconsolidated affiliate was $53.8 million for the year ended December 31, 1997, representing the Company's 50% share of NYNY's operating income.

Consolidated operating expenses (before Master Plan asset disposition, preopening and Corporate expense) for 1997 were $604.6 million, which were consistent when compared with $603.6 million for 1996. The increase was attributable to MGM Grand Las Vegas, offset by decreases at MGM Grand Australia. The increases at MGM Grand Las Vegas were due primarily to increased casino, food and beverage, advertising and depreciation expenses offset by lower expenses related to EFX and midway/arcade operations. Additionally, the provision for doubtful accounts and discounts decreased by $6.7 million at MGM Grand Las Vegas as a result of reduced casino revenues, changes in anticipated collectibility, and collections made on previously reserved receivable balances. Management anticipates the impact from recent worldwide financial conditions, particularly throughout Asia, although not currently measurable, will not have a material adverse effect on the Company's future operations or its ability to collect current receivables. MGM Grand Australia operating expenses decreased $6.9 million (18.5%) from $37.3 million in 1996 to $30.4 million in 1997 as a result of continuing cost containment efforts.

Consolidating operating profit (before Master Plan asset disposition, preopening and corporate expense) was $223 million for the year ended December 31, 1997, reflecting an increase of $26.4 million (13.4%) over 1996 of $196.6 million. The increase was primarily attributable to the Company's 50% share of NYNY's operating income and higher operating profit at MGM Grand Australia offset by lower operating profit at MGM Las Vegas.

Master Plan asset disposition relates to the write-off of various assets related to the transformation of MGM Grand Las Vegas into "The City of Entertainment." The prior year charge of $49.4 million (pre-tax) was recognized when the plan was announced, and the current year charge of $28.6 million (pre-tax) resulted from the increase in the transformation scope from $250 million to over $700 million (see Note 15).

Corporate expense decreased from $10 million in 1996 to $3.4 million in 1997, primarily due to the reversal of $5.9 million in previously expensed stock price guarantee amortization under the agreement with Don King Productions (see Note
11).

Interest income of $1.3 million for the year ended December 31, 1997 decreased by $2.9 million from $4.2 million in 1996. The decrease was attributable to lower invested cash balances at MGM Grand Las Vegas during 1997.

Interest expense for the year ended December 31, 1997 of $1.2 million (net of amounts capitalized) decreased by $32.6 million when compared with $33.8 million in 1996. The decrease in 1997 was primarily due to the defeasance of the MGM Grand Hotel Finance Corp. First Mortgage Notes ("FMN") (see Note 9) in the prior year, along with greater capitalization of interest in the current year from continuing construction and development projects. Also, the Company recognized interest expense from its unconsolidated affiliate of $9.9 million during 1997, which had been capitalized in the prior year as a result of the NYNY construction project.

Income tax provision of $65 million has been recorded at a rate of 36.1% for the year ended December 31, 1997, compared with $24.6 million in 1996 at a rate of 24.8%. The 1996 rate was lower than 1997, reflecting no provision in the first quarter of 1996. During 1996, the Company determined that it was more likely than not that it would fully realize its deferred tax assets.

Extraordinary loss of $4.2 million, net of income tax benefit, reflects the write-off of unamortized debt costs from the previous $600 million credit facility (see Note 9) in 1997. The extraordinary loss of $30.8 million, net of income tax benefit, in the prior year represented the loss on defeasance of the FMN (see Note 9).

1996 COMPARED WITH 1995

Consolidated net revenues for the year ended December 31, 1996, were $800.2 million, representing an increase of $81.4 million (11.3%) when compared with $718.8 million for 1995. MGM Grand Las Vegas accounted for a majority of the improved 1996 revenues with growth in every revenue segment over the prior year, excluding food and beverage, which was a result of the Company's 1995 restructuring plan that included the conversion of three Company operated restaurants into leased facilities (see Note 16). MGM Grand Australia revenues for the year ended December 31, 1996 were significantly higher than the prior year due to a full year operating period in 1996, compared with an abbreviated 1995 operating period from the acquisition of the property on September 7, 1995 through December 31, 1995 (see Note 18). Promotional allowances remained consistent between years, reflecting management's focus on diversifying its customer mix.

Consolidated casino revenues were $476.7 million for the year ended December 31, 1996, reflecting an increase of $75 million (18.7%) compared with $401.7 million for the prior year. MGM Grand Las Vegas primarily accounted for the increase, where casino revenues of $445.4 million were $51.1 million (13%) above the prior year of $394.3 million, reflecting improved win and win percentages in table games, baccarat and slots. MGM Grand Australia casino revenues were $31.3 million for 1996, reflecting a significant increase of $24 million above the prior year due to the shortened operating period in 1995 from the acquisition on September 7, 1995 (see Note 18).

Consolidated room revenues were $174.4 million for 1996, reflecting an increase of $13.9 million (8.7%) above the prior year of $160.5 million. MGM Grand Las Vegas reported room revenues of $172.4 million for 1996, which were $12.3 million (7.7%) above the prior year of $160.1 million. This increase reflected higher occupancy and average daily room rate of 94.7% and $101, respectively, when compared with 90.6% and $98 for the prior year. MGM Grand Australia reported room revenues for 1996 of $2.1 million, which were above the prior year by $1.5 million, reflecting the shortened 1995 operating period.

Consolidated food and beverage revenues of $78.4 million for the year ended December 31, 1996 were $10.9 million (12.2%) below the prior year of $89.3 million. MGM Grand Las Vegas accounted for the reduction, where revenues of $72 million for the 1996 year were $15.4 million (17.6%) below the prior year of $87.4 million, reflecting the effect of the conversion of three Company operated restaurants to tenancies during the last half of 1995. MGM Grand Australia revenues of $6.5 million for the year ended December 31, 1996 were above the 1995 year by $4.4 million, reflecting the shortened prior year operating period.

Consolidated entertainment, retail and other revenues for 1996 were $126.9 million, representing an increase of $3.6 million (2.9%) above the prior year of $123.3 million. The increase was attributable to MGM Grand Las Vegas, reflecting a full year of operations for the EFX production show (which opened during March 1995) and the Star Lane Shops retail mall (which opened during September 1995), as well as higher rental income from added restaurant and retail tenancies. Additionally, the MGM Grand Garden arena revenues for 1996 were higher than 1995, reflecting the increased number of entertainment events held. Such improvements were partially offset by reduced revenues at the theme park due to decreased overall attendance for the year and lower average ticket prices, and lower midway/arcade revenues in 1996 which reflects the relocation of the midway/arcade to a smaller facility.

Consolidated operating expenses (before Master Plan Asset disposition, preopening and Corporate expense) of $603.6 million for the year ended December 31, 1996 decreased $1.3 million (0.2%) when compared with the prior year of $604.9 million. MGM Grand Las Vegas operating expenses for 1996 were $570.9 million, or $25.2 million (4.2%) below the prior year of $596.1 million. Operating expenses as a percentage of net revenues were reduced from 84.2% in 1995 to 75.4% in 1996. This reduction was primarily attributable to the continued cost containment efforts at MGM Grand Las Vegas, lower food and beverage expenses in 1996 due to the conversion of three of the Company operated restaurants to tenancies as part of the prior year restructuring plan, and a lower provision for doubtful accounts and discounts reflecting changes in anticipated collectibility and payments on fully reserved casino receivables. Additionally, 1995 contained a one-time charge of $5.9 million related to the restructuring program. Such decreases were partially offset by higher casino operating costs for gaming taxes (based upon the improved gaming revenues) and increased marketing programs, increased room expenses due to the higher average occupancy throughout the 1996 year, and higher depreciation and amortization expense as a result of additional property and equipment placed in service during 1996. MGM Grand Australia operating expenses were $37.4 million for the year ended December 31, 1996, representing a $28.7 million increase above the prior year of $8.7 million as a result of the abbreviated 1995 operating period.

Consolidated operating profit (before Master Plan asset disposition, preopening and Corporate expense) was $196.6 million for the year ended December 31, 1996, reflecting an increase of $82.7 million (72.6%) over $113.9 million for 1995. The increase was primarily attributable to MGM Grand Las Vegas, where continued operating efficiencies and the impact of the 1995 restructuring plan boosted operating profit (before Master Plan asset disposition) to $195.6 million, representing an increase of $82 million (72.2%) over $113.6 million in 1995. MGM Grand Australia had operating income of $1.3 million for the 1996 period, representing an increase when compared with the prior year operating income of $. 9 million, reflecting the property acquisition on September 7, 1995 and the subsequent construction and remodeling program which was completed in June 1996.

Master Plan asset disposition represented the write-off of various assets as a result of the transformation of MGM Grand Las Vegas into "The City of Entertainment," which resulted in a pre-tax charge of $49.4 million in the 1996 period (see Note 15).

Preopening and other - unconsolidated affiliate represented the Company's 50% share of NYNY preopening expenses, which included direct salaries, marketing and other costs incurred during the period prior to the hotel/casino being substantially complete. NYNY commenced operations on January 3, 1997 (see Note
1).

Interest income and other was $3.6 million for the year ended December 31, 1996, reflecting an increase of $1.5 million (71.4%) from $2.1 million in 1995. The increase was attributable to higher average invested cash balances at MGM Grand Las Vegas in the first half of the 1996 year (prior to the defeasance of the FMN-see Note 9), reflecting higher operating cash flow when compared with the prior year.

Interest expense (net of amounts capitalized) for the year ended December 31, 1996 was $33.8 million, reflecting a decrease of $25.5 million (43%) when compared with $59.3 million for 1995. The significant decrease resulted from a combination of the defeasance of the FMN (see Note 9) and increased capitalization of interest expense during 1996 related to various new and ongoing construction projects, including the MGM Grand Las Vegas Master Plan, MGM Grand Atlantic City land acquisition and pre-construction activities, and the NYNY construction project. The reduction in interest expense was partially offset by the effect of the MGM Grand Australia bank loan which was outstanding for the entire 1996 year, compared with the period from the acquisition on September 7, 1995 to December 31, 1995.

The Company recorded an income tax provision of $24.6 million at a rate of 24.8% for the year ended December 31, 1996, compared with the prior year period when there was no provision due to the benefit resulting from the reduction of the valuation allowance (see Note 17).

The Company recorded an extraordinary loss of $30.8 million, net of income tax benefit of $17.7 million reflecting the defeasance of the FMN (see Note 9).

IMPACT OF THE YEAR 2000 ISSUE

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year, which may result in systems failures and disruptions to operations at January 1, 2000. During 1996, the Company established a remediation plan and a timetable to complete this plan. The Company has incurred immaterial costs during 1996 and 1997 to modify its existing computer systems and applications. All available Year 2000 compliant systems have been obtained and tested by the Company, excluding certain systems that are non-critical to operations, which are scheduled to be upgraded during 1998. For those Year 2000 systems which are still in the developmental stage, the Company has initiated formal communications with its suppliers to determine the timing of the necessary upgrades and the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 Issue. The Company does not anticipate any material costs in the future relating to the Year 2000 Issue.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1997 and 1996, the Company held cash and cash equivalents of $34.6 million and $61.4 million, respectively. Cash provided by operating activities for 1997 was $184 million, compared with $245.2 million for 1996.

On May 6, 1996, MGM Grand Las Vegas announced details of a 30-month, $250 million Master Plan designed to transform the facility into "The City of Entertainment." The Master Plan, which on June 3, 1997 was enhanced and increased to more than $700 million, calls for a new 1,500-room "Marriott Marquis"; expansion of the resort's casino capacity by nearly 20% to more than 200,000 square feet; a new "Mansion at the MGM Grand" offering 30 exclusive suites and villas; a new 380,000 square foot state-of-the-art conference center; a new 6.6 acre pool and spa complex; significantly expanded and improved parking facilities; and an approximately 50-foot tall new polished bronze lion sculpture on a 25-foot pedestal, which is the resort's signature lion, adjoining a re-themed entertainment casino that includes a Rainforest Cafe and Studio 54 nightclub. The Company also announced that by the year 2000, it plans to begin construction of a 500-room Ritz-Carlton Hotel at MGM Grand Las Vegas.

During the year ended December 31, 1997, capital expenditures totaled $227.8 million, consisting of $174.1 million related to the Master Plan project and $35.3 million related to general property and equipment improvements at MGM Grand Las Vegas. These improvements included new rooftop signage as well as the recarpeting of the casino areas. MGM Grand Australia expended $1.9 million for general property and equipment improvements. MGM Grand Atlantic City continued the development of its planned new destination resort by expending $16.5 million for land acquisitions and pre-construction activities.

The Company made a capital contribution of $7 million to NYNY LLC during 1997. As a lender requirement for the project financing, both the Company and its joint venture partner, Primadonna Resorts, Inc. ("Primadonna") were required to enter into a joint and several Keep-Well Agreement (see Note 9). The Company also received $15.2 million in distributions from NYNY LLC during 1997 to pay taxes on its allocated share of income.

During the year ended December 31, 1996, the Company utilized operating cash flow to fund capital expenditures of $84.8 million, including $16.1 million related to the Master Plan project and $25.7 million for general property enhancements and expansions at MGM Grand Las Vegas. Such property improvements included suite and restaurant remodeling (Gatsby's and Brown Derby), various new property signage, the acquisition of two land parcels, and the new "SkyScreamer" thrill ride theme park attraction.

MGM Grand Australia expended $13.1 million related to its renovation program which was completed on June 5, 1996, and which included substantive improvements throughout the property, such as enhanced guest accommodations, casino and restaurant remodels, and other upgrades to public areas. MGM Grand Atlantic City commenced the assemblage of acreage for its new destination resort by expending $29.7 million for land acquisitions and pre-construction activities. Also during 1996, the Company contributed additional capital investment of $22.5 million to the NYNY project (see Note 9).

Capital expenditures are expected to significantly increase in 1998 to approximately $616.1 million as a result of the continuing transformation of MGM Grand Las Vegas into "The City of Entertainment," as well as the Company's development of premier, emotionally engaging destination resorts in Detroit and Atlantic City. MGM Grand Las Vegas expenditures for 1998 are expected to be approximately $444.3 million, consisting of $391.3 million related to the Master Plan project, and approximately $53 million for general property improvements including room refurbishments. MGM Grand Australia plans to expend approximately $2 million for general property and equipment improvements. Approximately $169.7 million is anticipated to be expended for land acquisition and pre-construction activities relating to the Company's planned development of hotel/casino and entertainment facilities, including $154 million for the MGM Grand Detroit project and $15.7 million for the MGM Grand Atlantic City project.

On July 1, 1996, the Company secured a $500 million Senior Reducing Revolving Credit Facility with BA Securities (the "Facility"), an affiliate of Bank of America NT&SA. In August 1996, the Facility was increased to $600 million. In July 1997, the Facility was amended, extended and increased to $1.25 billion (the "New Facility"), with provisions to allow an increase of the New Facility to $1.5 billion as well as to allow additional pari passu debt financing up to $500 million. As a result of the New Facility, the Company recognized an extraordinary loss of approximately $4.2 million, net of tax benefits, due to the write-off of unamortized debt costs from the Facility during 1997. The New Facility contains various restrictive covenants on the Company which include the maintenance of certain financial ratios and limitations on additional debt, dividends, capital expenditures and disposition of assets. The New Facility also restricts certain acquisitions and similar transactions. Interest on the New Facility is based on the bank reference rate or Eurodollar rate, and as of December 31, 1997, the Company's borrowing rate was approximately 6.1%. The New Facility matures in December 2002, with the opportunity to extend the maturity for successive one year periods. During 1997, $15 million was drawn down and repaid against the Facility, $10.5 million was drawn down and repaid against the New Facility, and no amounts remained outstanding under the New Facility as of December 31, 1997.

During July 1997, the Company filed a Shelf Registration Statement with the Securities and Exchange Commission which became effective on August 4, 1997, allowing the Company to issue up to $600 million of debt and/or equity securities. On February 2 and February 6, 1998, the Company completed public offerings totaling $500 million of Senior Collateralized Notes in tranches of 7 and 10 years. The 7-year tranche of $300 million carries a coupon of 6.95%, while the 10-year tranche of $200 million carries a coupon of 6.875% (see Note
9). The Company received net proceeds of approximately $294.1 million and $197.1 million on the 7-year and 10-year tranches, respectively, after the underwriters' discount and issuance costs.

On July 2, 1996, the Company completed a public offering (the "Offering") of 8.6 million shares of common stock (including an underwriters' over allotment option to purchase 1.1 million shares of common stock). Based upon the Offering price of $39.50 per share and associated costs incurred, the net proceeds were approximately $327 million. On July 3, 1996, the Company drew down $40 million (including loan origination fees) on the Facility (see Note 9), and used the net proceeds of the Offering together with cash on hand of $161 million to fund the defeasance of the MGM Grand Hotel Finance Corp FMN (see Note 9).

On September 15, 1995, NYNY LLC (see Note 1) completed its bank financing for up to $225 million, which was increased to $285 million during September 1996. The non-revolving construction line of credit converted to a five-year reducing revolver upon completion of construction and commencement of operations of NYNY on January 3, 1997. The Company and Primadonna (the "Partners") guaranteed completion of the project as a condition to facility availability, and have executed a joint and several unlimited Keep-Well Agreement, which provides that in the event of insufficient cash flow from NYNY to comply with financial covenants, the Partners will make cash infusions which are sufficient to bring NYNY LLC into compliance with the financial covenants. During the year, $39.9 million in voluntary principal repayments were made by NYNY LLC. The first draw down occurred on September 30, 1995, and as of December 31, 1997, $245.1 million was outstanding under the Facility. On January 21, 1997, NYNY LLC completed an additional $20 million equipment financing with a financial institution. As of December 31, 1997, $17.5 million remained outstanding related to equipment financing.

On September 7, 1995, the Company completed the acquisition of MGM Grand Australia (formerly the Diamond Beach Hotel/Casino) in Darwin, Australia (see
Note 18). The acquisition cost was financed by an Australian bank facility which provides a total availability of approximately $68.4 million (AUD$105 million) and includes funding for general corporate purposes. The facility was reduced by principal payments totaling $11.8 million (AUD$16.3 million) made in accordance with the terms of the bank facility, and as of December 31, 1997, $57.8 million (AUD$88.8 million) remained outstanding. Interest on the Australian facility is based on the bank bill rate and was approximately 5.8% and 7.5% as of December 31, 1997 and 1996, respectively. The facility matures in December 2000, and the indebtedness has been guaranteed by the Company.

MGM Grand Australia has a $13 million (AUD$20 million) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes. During the year ended December 31, 1997, no amounts were borrowed under the line of credit and no amounts were outstanding as of December 31, 1997, and 1996, respectively.

The Company expects to finance capital expenditures and existing debt obligations through cash flow from operations, cash on hand, the bank line of credit, and the Shelf Registration Statement (see Note 9).

SAFE HARBOR PROVISION

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report and in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 contains statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities, as well as other capital spending, financing sources, the effects of regulation (including gaming and tax regulations) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), domestic or global economic conditions (including sensitivity to fluctuations in foreign currencies), changes in federal or state tax laws or the administration of such laws, changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions) and application for licenses and approvals under applicable jurisdictional laws and regulations (including gaming laws and regulations).

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)
For the years ended December 31,                                         1997                     1996                     1995
------------------------------------------------------------------------------------------------------------------------------------

Revenues:
   Casino                                                                 $457,206                 $476,685                 $401,680
   Rooms                                                                   171,272                  174,440                  160,470
   Food and beverage                                                        92,594                   78,438                   89,299
   Entertainment, retail and other                                         116,458                  126,875                  123,307
   Income from unconsolidated  affiliate                                    53,800                        -                        -
                                                                          ----------------------------------------------------------
                                                                           891,330                  856,438                  774,756
   Less:  Promotional allowances                                            63,733                   56,249                   55,975
                                                                          ----------------------------------------------------------
                                                                           827,597                  800,189                  718,781
                                                                          ==========================================================
EXPENSES:
   Casino                                                                  225,896                  221,268                  196,665
   Rooms                                                                    45,848                   46,639                   42,816
   Food and beverage                                                        55,124                   46,590                   57,516
   Entertainment, retail and other                                          79,605                   88,214                   89,820
   Provision for doubtful accounts and discounts                            31,814                   38,635                   57,683
   General and administrative                                              102,246                  100,062                   99,119
   Restructuring costs                                                           -                        -                    5,942
   Depreciation and amortization                                            64,104                   62,196                   55,315
                                                                          ----------------------------------------------------------
                                                                           604,637                  603,604                  604,876
                                                                          ==========================================================
      Operating Profit Before Master Plan Asset Disposition,
         Preopening and Corporate Expense                                  222,960                  196,585                  113,905

   Master Plan asset disposition                                            28,566                   49,401                        -
   Preopening and other - unconsolidated affiliate                               -                    7,868                        -
   Corporate expense                                                         3,424                   10,022                   10,082
                                                                          ----------------------------------------------------------
      Operating Income                                                     190,970                  129,294                  103,823
                                                                          ==========================================================

NONOPERATING INCOME (EXPENSE):
   Interest income                                                           1,268                    4,247                   2,896
   Interest expense, net of amounts capitalized                             (1,242)                 (33,778)                (59,329)
   Interest expense from unconsolidated affiliate                           (9,891)                       -                       -
   Other, net                                                                 (804)                    (612)                   (825)
                                                                          ---------------------------------------------------------
                                                                           (10,669)                 (30,143)                (57,258)
                                                                          ---------------------------------------------------------

      Income Before Income Taxes and Extraordinary Item                    180,301                   99,151                  46,565
      Provision for income taxes                                           (65,045)                 (24,634)                     -
                                                                          ---------------------------------------------------------
      Income Before Extraordinary Item                                     115,256                   74,517                  46,565

EXTRAORDINARY ITEM:
   Loss on early extinguishment of debt, net of income tax benefits of
      $2,333 and $17,710                                                    (4,238)                 (30,811)                   -
                                                                          ---------------------------------------------------------
      Net Income                                                          $111,018                 $ 43,706             $    46,565
                                                                          =========================================================

BASIC INCOME PER SHARE OF COMMON STOCK:
   Income before extraordinary item                                       $   2.00              $      1.41             $      0.97
   Extraordinary item - loss on early extinguishment  of debt, net of
      income tax benefit                                                     (0.07)                   (0.58)                      -
                                                                          ---------------------------------------------------------
      Net Income per share                                                $   1.93              $      0.83             $      0.97
                                                                          =========================================================

WEIGHTED AVERAGE SHARES OUTSTANDING                                         57,475,000           52,759,000              48,076,000
                                                                          =========================================================

DILUTED INCOME PER SHARE OF COMMON STOCK:
   Income before extraordinary item                                       $       1.96          $      1.38             $      0.96
   Extraordinary item - loss on early extinguishment  of debt, net of
      income tax benefit                                                         (0.07)               (0.57)                      -
                                                                          ---------------------------------------------------------
      Net Income per share                                                $       1.89          $      0.81             $      0.96
                                                                          =========================================================

WEIGHTED AVERAGE SHARES OUTSTANDING                                         58,835,000           54,257,000              48,544,000
                                                                          =========================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

As of December 31,                                         1997                      1996
-------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                          $   34,606                 $   61,412
   Accounts receivable, net                               78,977                     80,529
   Prepaid expenses                                       10,452                     13,208
   Inventories                                            16,462                     13,520
   Deferred tax asset                                     30,294                     58,039
                                                      -------------------------------------
      Total current assets                               170,791                    226,708
                                                      -------------------------------------

PROPERTY AND EQUIPMENT, NET                            1,032,708                    884,750

OTHER ASSETS:
   Investment in unconsolidated affiliates               108,121                     72,896
   Deposits                                                  255                     15,255
   Excess of purchase price over fair                     38,598                     39,622
    market value of net assets acquired, net
   Other assets, net                                      47,901                     48,458
                                                      -------------------------------------
      Total other assets                                 194,875                    176,231
                                                      -------------------------------------
                                                      $1,398,374                 $1,287,689
                                                      =====================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                     $ 53,860                   $ 32,995
   Income taxes payable                                        -                     23,653
   Current obligation, capital leases                      6,088                      2,769
   Current obligation, long term debt                     10,589                     12,906
   Other accrued liabilities                             110,953                    118,448
                                                      -------------------------------------
      Total current liabilities                          181,490                    190,771
                                                      -------------------------------------

DEFERRED REVENUES                                          4,743                      6,712
DEFERRED INCOME TAXES                                     58,831                     38,477
LONG TERM OBLIGATION, CAPITAL LEASES                       4,447                      7,862
LONG TERM DEBT                                            47,241                     70,485
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
   Common Stock ($.01 par value,
    75,000,000 shares authorized,
    57,984,873 and 57,883,766 shares issued)                 580                        579
   Capital in excess of par value                        966,487                    963,688
   Retained earnings                                     124,239                     13,221
   Currency translation adjustment                        10,316                     (4,106)
                                                      -------------------------------------
      Total stockholders' equity                       1,101,622                    973,382
                                                      -------------------------------------
                                                      $1,398,374                 $1,287,689
                                                      =====================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

For the years ended December 31                                       1997                 1996                 1995
-----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $ 111,018            $  43,706           $   46,565
Adjustments to reconcile net income to net cash from
   operating activities:
      Loss on early extinguishment of debt                              6,571               48,521                    -
      Master Plan asset disposition                                    28,566               49,401                    -
      Amortization of debt offering costs                               1,127                2,191                3,308
      Depreciation and amortization                                    64,244               62,323               55,419
      Provision for doubtful accounts and discounts                    31,814               38,635               57,683
      Preopening and other - unconsolidated affiliate                       -                7,868                    -
      Earnings in excess of distributions - unconsolidated affiliate  (28,749)                   -                    -
      Change in assets and liabilities:
         Accounts receivable                                          (30,262)             (40,605)             (40,395)
         Prepaid expenses                                               2,756                 (551)               2,589
         Inventories                                                   (4,035)              (3,283)              (3,784)
         Income taxes payable                                         (23,653)              21,302                    -
         Deferred income taxes                                         48,100              (27,696)              (2,034)
         Accounts payable, accrued liabilities, and other             (24,185)              43,209               (5,863)
         Currency translation adjustment                                  700                  130                1,056
                                                                   -----------------------------------------------------
         Net cash from operating activities                           184,012              245,151              114,544
                                                                   -----------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment                               (227,756)             (84,775)             (37,447)
   Acquisition of MGM Grand Australia                                       -                    -              (71,942)
   Dispositions of property and equipment, net                            202                  322                  488
   Change in construction payables                                     32,418                 (809)              (3,915)
   Note receivable                                                          -                  529               13,796
   Investment in unconsolidated affiliates                             (7,190)             (27,153)             (36,500)
   Deposits and other assets                                              548               (8,929)             (30,514)
                                                                   -----------------------------------------------------
      Net cash from investing activities                             (201,778)            (120,815)            (166,034)
                                                                   -----------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES:
   Defeasance of First Mortgage Notes                                       -             (523,231)                   -
   Borrowings from (repayments to) banks and others                   (11,839)                   -               78,099
   Borrowings under lines of credit                                    25,500               65,262               15,000
   Repayments of lines of credit                                      (25,500)             (65,262)             (15,000)
   Issuance of common stock                                             2,799              350,290                7,549
                                                                   ----------------------------------------------------
      Net cash from financing activities                               (9,040)            (172,941)              85,648
                                                                   ----------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (26,806)             (48,605)              34,158
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR                     61,412              110,017               75,859
                                                                   ----------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR                        $  34,606            $  61,412           $ 110,017
                                                                   ====================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollar amounts in thousands)             COMMON                 CAPITAL IN                 RETAINED                     TOTAL
For the years ended December 31,           STOCK       COMMON    EXCESS OF     TREASURY     EARNINGS                  STOCKHOLDERS'
1997, 1996, and 1995                    OUTSTANDING    STOCK     PAR VALUE      STOCK       (DEFICIT)     OTHER          EQUITY
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994            47,924,510     $ 507     $663,186     $(57,264)     $(77,050)   $      -     $  529,379
Issuance of common stock for
   note receivable                         618,557         -            -       15,000             -     (15,000)             -
Payment received from note
   receivable                                    -         -            -            -             -       5,000          5,000
Issuance of common stock pursuant
   to employee stock options               231,789         2        2,546            -             -           -          2,548
Retirement of treasury stock                     -       (21)     (42,243)      42,264             -           -              -
Net income                                       -         -            -            -        46,565           -         46,565
Currency translation adjustment                  -         -            -            -             -       1,056          1,056
                                      ---------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995            48,774,856       488      623,489            -       (30,485)     (8,944)       584,548
Payment received from  note
   receivable                                    -         -            -            -             -      10,000         10,000
Issuance of common stock pursuant
   to employee stock options               413,670         4        4,929            -             -           -          4,933
Issuance of common stock                 8,625,000        86      326,735            -             -           -        326,821
Employee stock incentive accrual            70,240         1        2,817            -             -           -          2,818
Tax benefit from stock option
   exercises                                     -         -        5,718            -             -           -          5,718
Net income                                       -         -            -            -        43,706                     43,706
Currency translation adjustment                  -         -            -            -             -      (5,162)        (5,162)
                                      ---------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996            57,883,766       579      963,688            -        13,221      (4,106)       973,382
Issuance of common stock
Issuance of common stock pursuant
   to employee stock options                72,302         1        1,093            -             -           -          1,094
Employee stock incentive issuance           28,805         -        1,142            -             -           -          1,142
Tax benefit from stock option
   exercises                                     -         -          564            -             -           -            564
Net income                                       -         -            -            -       111,018           -        111,018
Currency translation adjustment                  -         -            -            -             -      14,422         14,422
                                      ---------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997            57,984,873     $ 580     $966,487     $      -      $124,239    $ 10,316     $1,101,622
                                      =============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  ORGANIZATION AND BASIS OF PRESENTATION

MGM Grand, Inc. (the "Company") is a Delaware corporation incorporated on January 29, 1986. As of December 31, 1997, approximately 62.5% of the outstanding shares of the Company's common stock were owned by Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly owned by Kirk Kerkorian.

Through its wholly-owned subsidiary, MGM Grand Hotel, Inc., the Company owns and operates the MGM Grand Hotel/Casino ("MGM Grand Las Vegas"), a hotel/casino and entertainment complex in Las Vegas, Nevada. MGM Grand Hotel Finance Corp. ("MGM Finance"), a wholly-owned subsidiary of the Company, was formed to issue First Mortgage Notes ("FMN") to the public, to incur bank debt and to lend the aggregate proceeds thereof to MGM Grand Hotel, Inc. to finance the construction and opening of MGM Grand Las Vegas. See Note 9 regarding defeasance of the FMN.

Through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Hotel/Casino in Darwin, Australia ("MGM Grand Australia"), which is located on 18 acres of beachfront property on the north central coast of Australia. The results of operations of MGM Grand Australia are included from September 7, 1995, the date of acquisition (see Note 18).

The Company and Primadonna Resorts, Inc. ("Primadonna") each own 50% of New York-New York Hotel and Casino, LLC ("NYNY LLC"), which completed development of the $460 million themed destination resort called New York-New York Hotel/Casino in Las Vegas, Nevada ("NYNY") in December 1996. NYNY commenced operations on January 3, 1997, and is located on approximately 20 acres at the northwest corner of Tropicana Avenue and Las Vegas Boulevard, across from MGM Grand Las Vegas.

Through its wholly-owned subsidiary, MGM Grand South Africa, Inc., the Company manages a casino in Nelspruit, in the Mpumalanga Province of the Republic of South Africa, which began operations on October 15, 1997. The Company receives development and management fees from its partner, Tsogo Sun Gaming & Entertainment who is responsible for providing all project costs.

Through its wholly-owned subsidiary, MGM Grand Detroit, Inc., the Company and its local partners in Detroit, Michigan formed MGM Grand Detroit, LLC ("MGM Grand Detroit"), to develop a hotel/casino and entertainment complex at a minimum approximate cost of $700 million. On November 20, 1997, MGM Grand Detroit was chosen as a finalist for a development agreement to construct, own and operate one of Detroit's three new casinos pending negotiation of a development agreement with City of Detroit and subject to approval by governmental authorities. The plans for MGM Grand Detroit call for an 800-room hotel, a 100,000 square-foot casino, signature restaurants and retail outlets, showroom and other entertainment venues.

Through its wholly-owned subsidiary, MGM Grand Atlantic City, Inc., the Company intends to construct, own and operate a destination resort hotel/casino, entertainment and retail facility in Atlantic City, New Jersey, at a minimum approximate cost of $700 million, on approximately 35 acres of land on the Atlantic City Boardwalk. Construction of the project is subject to the receipt of various governmental approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

a. PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

b. MANAGEMENT'S USE OF ESTIMATES -- The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. CASH AND CASH EQUIVALENTS -- Cash and cash equivalents consist of investments in bank certificates of deposit and other interest bearing instruments with initial maturities of three months or less. Such investments are carried at cost which approximate market value.

d. RECEIVABLES -- Receivables are due within one year and are recorded net of amounts estimated to be uncollectible.

e. INVENTORIES -- Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

f. PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in the determination of income. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows:

  Buildings and improvements           15 to 40 years
  Equipment, furniture and fixtures    3 to 7 years
  Land improvements                    10 years
  Leasehold improvements               5 to 20 years

g. EXCESS OF PURCHASE PRICE OVER FAIR MARKET VALUE OF NET ASSETS ACQUIRED -- The excess of purchase price over fair market value of net assets acquired is amortized on a straight-line basis over 40 years.

h. OTHER ASSETS -- The cost of normal hotel operating quantities of china, silverware, glassware, and utensils is recorded as an asset and is depreciated. Direct costs related to the debt offering and bank financing are being deferred and amortized over the debt repayment periods. Organizational costs are amortized on a straight-line basis over 60 months.

i. CASINO REVENUES AND PROMOTIONAL ALLOWANCES -- Casino revenue is the aggregate of gaming wins and losses. The retail value of accommodations, food and beverage, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated retail value of these promotional allowances was $63.7 million, $56.2 million and $56 million for the years ended December 31, 1997, 1996 and 1995, respectively. The estimated cost of providing such promotional allowances was included in casino expenses as follows:

PROMOTIONAL ALLOWANCES

(In thousands)
Years Ended December 31,      1997          1996          1995
------------------------------------------------------------------

Rooms                          $ 9,841       $ 9,487       $ 8,512
Food and beverage               28,436        23,224        23,588
Other                            2,235         2,175         3,627
                        ------------------------------------------
                               $40,512       $34,886       $35,727
                        ------------------------------------------

j. CURRENCY TRANSLATION -- The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The Australian results of operations and the balance sheet are translated from Australian dollars to US dollars. Certain fixed assets and intangibles are valued at historical exchange rates, while other balance sheet accounts are translated at the exchange rate in effect at each year end. Income accounts are translated at the average rate of exchange prevailing during the year.

k. NET INCOME PER COMMON SHARE -- Basic income per share of common stock is computed based on the weighted-average number of shares of common stock outstanding during the period. Diluted income per share of common stock is computed based on the assumption that options issued to employees are exercised and repurchased at the average price for the periods presented (see Note 12).

l. CAPITALIZED INTEREST -- The Company capitalizes interest costs associated with debt incurred in connection with major construction and development projects. The Company capitalizes interest on amounts expended on the project at the Company's weighted average cost of the borrowed funds (see Note 9), and based upon the weighted average amount of the Company's outstanding borrowings. Capitalization of interest ceases when the project is completed.

m. CORPORATE EXPENSE -- Corporate expense represents unallocated payroll costs, professional fees, and various other expenses not directly related to the Company's hotel/casino operations. In addition, corporate expense includes the costs associated with the Company's evaluation and pursuit of new business opportunities, which are expensed as incurred until development of a specific project has become relatively certain.

n. RECENTLY ISSUED ACCOUNTING STANDARDS -- In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," which requires the display of comprehensive income and its components in a financial statement with the same prominence as the other financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997, and management believes that the adoption of SFAS 130 will not have a significant impact on the Company's financial position or results of operations.

o. RECLASSIFICATIONS -- The consolidated financial statements for prior years reflect certain reclassifications to conform with the current year presentation, which have no effect on previously reported net income.


NOTE 3.  STATEMENTS OF CASH FLOWS

The following supplemental disclosures are provided for the Consolidated Statements of Cash Flows:

(In thousands)
Years ended December 31,                    1997          1996           1995
------------------------------------------------------------------------------
CASH PAYMENTS MADE FOR:
 Interest, net of amounts capitalized     $ 7,916       $48,155        $55,750
                                        --------------------------------------
 State and federal income taxes           $43,159       $ 3,660        $   620
                                        --------------------------------------

During 1997, the Company completed equipment lease financings for approximately $3.1 million at MGM Grand Las Vegas.

On June 5, 1995, the Company retired all shares of common stock held in Treasury, which thereupon resumed the status of authorized unissued shares in a non-cash transaction in the amount of approximately $42.3 million.

NOTE 4.  ACCOUNTS RECEIVABLE

Components of accounts receivable were as follows:

(In thousands)
At December 31,                              1997             1996
---------------------------------------------------------------------

Casino                                      $ 87,442         $102,408
Hotel                                         11,229           13,286
Income tax receivable                          6,776                -
Other                                            553              267
                                       ------------------------------
                                             106,000          115,961
Less:  Allowance for doubtful accounts
 and discounts                               (27,023)         (35,432)
                                       --------------------------------
                                            $ 78,977         $ 80,529
                                       --------------------------------

Credit is issued in exchange for gaming chips at MGM Grand Las Vegas as permitted by the regulations of the Nevada Gaming Commission and the Nevada State Gaming Control Board. The Company extends credit, following an evaluation of credit worthiness, to certain casino patrons, a substantial portion of whom reside in countries other than the United States. The Company maintains an allowance for doubtful accounts and discounts which is based on management's estimate of the amount expected to be uncollectible considering historical experience and the information management obtains regarding the credit worthiness of the customer. The collectibility of these receivables could be affected by future business or economic trends or other significant events in the countries in which such customers reside. Although management believes the allowance is adequate, it is possible that the estimated amount of cash collections with respect to the casino accounts receivable could change.

NOTE 5.  PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

(In thousands)
At December 31,                                 1997                1996
---------------------------------------------------------------------------
Land                                        $  105,813           $  102,290
Buildings and improvements                     663,832              635,238
Equipment, furniture, fixtures and
 leasehold improvements                        217,723              220,379
Equipment under capital lease                   18,053               18,054
Construction in progress                       216,898               50,797
                                       ------------------------------------
                                             1,222,319            1,026,758
Less:  Accumulated depreciation and
 amortization                                 (189,611)            (142,008)
                                       ------------------------------------
                                            $1,032,708           $  884,750
                                       ------------------------------------

NOTE 6.  DEVELOPMENT PROJECTS

The Company, along with its local partners in Detroit, Michigan, plans to develop a hotel/casino and entertainment complex at a minimum approximate cost of $700 million. On November 20, 1997, MGM Grand Detroit was chosen as a finalist for a development agreement to construct, own and operate one of Detroit's three new casinos pending negotiation of a development agreement with the City of Detroit and subject to approval by governmental authorities. The plans for MGM Grand Detroit call for an 800-room hotel, a 100,000 square-foot casino, signature restaurants and retail outlets, a showroom, and other entertainment venues. Through December 31, 1997, approximately $3.8 million was expended and capitalized by the Company for licensing and design costs.

The Company plans to develop a hotel/casino and entertainment complex in Atlantic City, New Jersey at a minimum approximate cost of $700 million, on
approximately 35 acres of land on the Atlantic City Boardwalk.   Construction of
the project is subject to the receipt of various governmental approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission. Through December 31, 1997, the Company has expended and capitalized approximately $47.6 million, relating primarily to land acquisition and pre-construction activities.

NOTE 7.  INVESTMENTS IN UNCONSOLIDATED AFFILIATES

On December 28, 1994, the Company and Primadonna formed a joint venture to construct, own and operate the New York-New York Hotel and Casino (see Note 1). The hotel/casino opened to the public on January 3, 1997. The Company holds a 50% interest in the joint venture. As of December 31, 1997, the Company has contributed land on which the property is located and cash totaling $70.7 million which includes $7 million in capital contributions made in 1997. During the year ended December 31, 1997, the Company received distributions of $15.2 million from the joint venture to pay taxes on its allocated share of income. The joint venture secured bank financing of $285 million and term loan financing of $20 million (see Note 9), and the joint venture Partners' executed Keep-Well Agreements in conjunction with the financing.

Summary condensed financial information for New York-New York Hotel and Casino, LLC is as follows:

(In thousands)
Year ended December 31,                        1997                1996
-------------------------------------------------------------------------

Net Revenues                                 $255,253            $    345
                                             ========            ========
Operating Income (Loss)                      $107,431            $(15,830)
                                             ========            ========
Interest Expense, net                        $(19,425)           $    147
                                             ========            ========
Net Income (Loss)                            $ 88,006            $(15,683)
                                             ========            ========

(In thousands)
at December 31,                                1997                1996
-------------------------------------------------------------------------

Total Assets                                 $470,252            $457,091
                                             ========            ========
Long-term Debt                               $246,403            $285,829
                                             ========            ========
Members' Equity                              $183,350            $111,664
                                             ========            ========

The Company has investments in unconsolidated affiliates that are accounted for under the equity method. Under the equity method, original investments are recorded at cost, and are adjusted by the Company's share of earnings, losses and distributions received from and made to these companies. The investment balance also includes interest capitalized during construction. Investments in unconsolidated affiliates consisted of the following:

(In thousands)
At December 31,                              1997              1996
----------------------------------------------------------------------

New York-New York Hotel and Casino, LLC     $ 96,949           $60,943
MGM Grand - Bally's Monorail, LLC             11,172            11,953
                                            --------------------------

                                            $108,121           $72,896
                                            --------------------------



The changes in the Company's investments in unconsolidated affiliates was as follows:

(In thousands)
New York-New York Hotel and Casino, LLC          1997         1996
-----------------------------------------------------------------------
Investment at January 1                         $ 60,943      $40,938
Earnings (losses)                                 44,003       (7,868)
Distributions received                           (15,160)           -
Additional investments                             7,000       22,500
Other, net                                           163        5,373
                                                --------      -------
Investment at December 31                       $ 96,949      $60,943
                                                ========      =======

(In thousands)
MGM Grand-Bally's Monorail, LLC                  1997         1996
-----------------------------------------------------------------------
Investment at January 1                         $ 11,953      $12,673
Losses                                              (808)        (808)
Additional investments                                27           88
                                                --------      -------
Investment at December 31                       $ 11,172      $11,953
                                                ========      =======

NOTE 8.  OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

(In thousands)
At December 31,                    1997              1996
------------------------------------------------------------

Accrued salaries and related      $ 35,115          $ 34,944
Casino front money                  26,393            24,796
Casino chip liability               17,204            15,524
Other liabilities                   32,241            43,184
                                  --------------------------
                                  $110,953          $118,448
                                  --------------------------


NOTE 9.  LONG TERM DEBT

Long term debt consisted of the following:

(In thousands)
At December 31,                               1997               1996
------------------------------------------------------------------------
Australian Hotel/Casino Loan due
 December 1, 2000                            $ 57,830           $ 83,391
Bank Credit Facility                                -                  -
                                             ---------------------------
                                               57,830             83,391
Less: Current Maturities                      (10,589)           (12,906)
                                             ---------------------------
                                             $ 47,241           $ 70,485
                                             ---------------------------


Total interest incurred during 1997, 1996 and 1995 was $9 million, $40.8 million and $63.6 million, respectively, of which $7.8 million, $7 million and $4.3 million were capitalized in 1997, 1996 and 1995, respectively.

On July 3, 1996, the Company deposited $523.2 million (the "Defeasance Deposit") with the Trustee, U.S. Trust of California, to fund the defeasance of MGM Grand Hotel Finance Corp. FMN in accordance with the terms of the bond indenture. The Defeasance Deposit was made in the form of U.S. Government securities and was used to fund interest payments on the FMN through May 1, 1997, at which date the 11-3/4% and 12% FMN were called at 101.958% and 105.333% of their outstanding principal, respectively. On October 29, 1996, the liens on the assets of MGM Grand Hotel, Inc. were released and accordingly, the defeasance was finalized. The early extinguishment of the FMN resulted in an extraordinary loss of approximately $30.8 million, net of income tax benefits.

On July 1, 1996, the Company secured a $500 million Senior Reducing Revolving Credit Facility with BA Securities (the "Facility"), an affiliate of Bank of America NT&SA. In August 1996, the Facility was increased to $600 million. In July 1997, the Facility was amended, extended and increased to $1.25 billion (the "New Facility"), with provisions to allow an increase of the New Facility to $1.5 billion as well as to allow additional pari passu debt financing up to $500 million. As a result of the New Facility, the Company recognized an extraordinary loss of approximately $4.2 million, net of tax benefit, due to the write-off of unamortized debt costs from the Facility during 1997. The New Facility contains various restrictive covenants on the Company which include the maintenance of certain financial ratios and limitations on additional debt, dividends, capital expenditures and disposition of assets. The New Facility also restricts certain acquisitions and similar transactions. Interest on the New Facility is based on the bank reference rate or Eurodollar rate and as of December 31, 1997, the Company's borrowing rate was approximately 6.1%. The New Facility matures in December 2002, with the opportunity to extend the maturity for successive one year periods. During the year ended December 31, 1997, $15 million was drawn down and repaid against the Facility, $10.5 million was drawn down and repaid against the New Facility, and no amounts remained outstanding under the New Facility as of December 31, 1997.

The Company filed a Shelf Registration Statement with the Securities and Exchange Commission which became effective on August 4, 1997. The Shelf Registration Statement allows the Company to issue up to $600 million of debt and equity securities. On February 2 and February 6, 1998, the Company completed public offerings totaling $500 million of Senior Collateralized Notes
in tranches of 7 and 10 years.   The 7-year tranche of $300 million carries a
coupon of 6.95%, while the 10-year tranche of $200 million carries a coupon of 6.875%. Both tranches are initially secured equally and ratably with the New Facility and security may be removed equally with the New Facility at the Company's option, and upon the occurrence of certain events, including the maintenance of investment grade ratings.

On September 7, 1995, the Company completed the acquisition of MGM Grand Australia (formerly the Diamond Beach Hotel/Casino) in Darwin, Australia (see
Note 18). The acquisition cost was financed by an Australian bank facility which provides a total availability of approximately $68.4 million (AUD$105 million) and includes funding for general corporate purposes. The facility was reduced by principal payments totaling $11.8 million (AUD$16.3 million) made in accordance with the terms of the bank facility, and as of December 31, 1997, $57.8 million (AUD$88.8 million) remained outstanding. Interest on the Australian facility is based on the bank bill rate and was approximately 5.8% and 7.5% as of December 31, 1997 and 1996, respectively. The facility matures in December 2000, and the indebtedness has been guaranteed by the Company.

MGM Grand Australia has a $13 million (AUD$20 million) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes.
During the year ended December 31, 1997, no amounts were borrowed under the line of credit and no amounts were outstanding as of December 31, 1997, and 1996, respectively.

Maturities of the Company's long term debt are as follows:

(In thousands)
Year ending December 31,
----------------------------------
1998                       $10,589
1999                        13,847
2000                        33,394
2001                             -
Thereafter                       -
                           -------
Total                      $57,830
                           -------



On September 15, 1995, NYNY LLC (see Note 1) completed its bank financing for up to $225 million, which was increased to $285 million during September 1996. The non-revolving construction line of credit converted to a five-year reducing revolver upon completion of construction and commencement of operations of NYNY on January 3, 1997. The Company and Primadonna (the "Partners") guaranteed completion of the project as a condition to facility availability, and have executed a joint and several unlimited Keep-Well Agreement, which provides that in the event of insufficient cash flow from NYNY to comply with financial covenants, the Partners will make cash infusions which are sufficient to bring NYNY LLC into compliance with the financial covenants. The first draw down occurred on September 30, 1995, and as of December 31, 1997, $245.1 million was outstanding under the facility. During 1997, $39.9 million in voluntary principal repayments were made by NYNY LLC. On January 21, 1997, NYNY LLC completed an additional $20 million equipment financing with a financial institution. As of December 31, 1997, $17.5 million remained outstanding related to the equipment financing.

The Company's $60 million bank line of credit for MGM Grand Las Vegas terminated on October 29, 1996. No amounts were outstanding under the line of credit during 1996.

NOTE 10.  COMMITMENTS AND CONTINGENCIES

The Company and its subsidiaries lease buildings and equipment under non-cancelable operating lease agreements which expire through the year 2027. The leases generally provide that the Company pay taxes, insurance and maintenance expenses related to the leased assets.

At December 31, 1997, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

(In thousands)              OPERATING          CAPITAL
Year ending December 31,     LEASES             LEASES
--------------------------------------------------------
1998                           $ 1,653           $ 6,702
1999                               604             2,175
2000                               506             2,764
2001                               416                 -
2002                               416                 -
Thereafter                      15,378                 -
                               -------------------------
Total Minimum                  $18,973            11,641
 Lease Payment                 =======

Amount  Representing  Interest                    (1,106)
                                                 -------
Total Obligation Under Capital Leases             10,535
Less:  Amount due within one year                 (6,088)
                                                 -------
Amount due after one year                        $ 4,447
                                                 =======

Rental expense on the non-cancelable operating leases was $2.5 million, $3.7 million and $3.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 11.  STOCKHOLDERS' EQUITY

On July 2, 1996, the Company completed a public offering (the "Offering") of 8.6 million shares of common stock (including an underwriter's over allotment option to purchase 1.1 million shares of common stock). Based upon an Offering price of $39.50 per share and associated costs incurred, the net proceeds were approximately $327 million. The net proceeds from the Offering were used for the defeasance of the MGM Grand Hotel Finance Corp. FMN (see Note 9).

On May 7, 1996, the Company made a commitment to grant 15 shares of Company common stock to each of its employees in exchange for continued active employment through the one year anniversary date of the commitment. As a result of the stock grant commitment, deferred compensation was charged to stockholders' equity and amortized monthly to compensation expense over the one year commitment period. On May 7, 1997, 99,045 shares were issued to employees as a result of the commitment. Over the life of the commitment, approximately $4 million was amortized to expense, of which $1.2 million and $2.8 million of such expense were recognized during the years ended December 31, 1997 and 1996, respectively.

On May 24, 1995, and as amended, the Company entered into an agreement with Don King Productions Inc. ("DKP") to present six of Mike Tyson's fights. Pursuant to the agreement, the Company made a non-interest bearing working capital advance of $15 million to DKP, sold to DKP 618,557 treasury shares of the Company's Common Stock (the "Shares") for $15 million in exchange for a non-interest bearing promissory note which was repaid, and provided a guaranteed future share price of $48.50. The original agreement was amended by a Trust Agreement dated October 23, 1996, in which the Shares were placed in the name of, and held by, an independent trustee, pending disposition at the direction of the Company. The Company and DKP determined to terminate the agreement, and on September 25, 1997, after solicitation of competitive bids, the Shares held by the Trustee were sold to Tracinda at the price of $44.50 per share for an aggregate consideration of $27.5 million, the Company was repaid the $15 million working capital advance and the remaining consideration in the amount of $12.5 million was paid to DKP. As a result of this transaction, the Company reversed approximately $5.9 million of previously expensed stock price guarantee amortization during 1997.

NOTE 12.  EARNINGS PER SHARE

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), which superseded Accounting Principles Board Opinion 15, "Earnings per Share," and was intended to simplify and harmonize the EPS calculations in the United States with those common in other countries. SFAS 128 presents two EPS calculations:
(i) basic earnings per common stock which is computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods presented, and (ii) diluted earnings per common share which is determined on the assumption that options issued to employees are exercised and repurchased at the average price for the periods presented. SFAS 128 became effective for financial statements for the year ended December 31, 1997, and the following reflects the effect of the Company's adoption of SFAS 128 for the periods presented (in thousands except per share amounts):


Year Ended December 31,           1997              1996                1995
------------------------------------------------------------------------------
Net income                      $111,018            $43,706            $46,565
                                --------            -------            -------
Weighted Average Basic
 Shares                           57,475             52,759             48,076
                                --------            -------            -------
Basic Earnings per Share        $   1.93            $  0.83            $  0.97
                                --------            -------            -------
Weighted Average Diluted
 Shares                           58,835             54,257             48,544
                                --------            -------            -------
Diluted Earnings per
 Share                          $   1.89            $  0.81            $  0.96
                                --------            -------            -------

Weighted average diluted shares include the following: options to purchase approximately 877,000, 962,000, and 411,000 shares issued to employees for the years ended December 31, 1997, 1996 and 1995, respectively; employee grant shares (see Note 11) of approximately 29,000 and 22,000 for the years ended December 31, 1997 and 1996, respectively; and DKP shares (see Note 11) of approximately 454,000, 514,000 and 57,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 13.  STOCK OPTION PLANS

The Company has adopted nonqualified stock option plans and incentive stock plans which provide for the granting of stock options pursuant to the applicable provisions of the Internal Revenue Code and regulations. The aggregate options available under the plans are 6.5 million. The Company had granted options of approximately 4.5 million shares through December 31, 1997.

The plans are administered by a compensation and stock option committee of the Company's Board of Directors. Salaried officers and other key employees of the Company and its subsidiaries are eligible to receive options. The exercise price in each instance is 100% of the fair market value of the Company's common stock on the date of grant. The options have ten-year terms and are exercisable in four and five annual installments. On March 26, 1996, the Compensation and Stock Option Committee of the Board of Directors determined to adjust the vesting provision of the Company's Non-Qualified Stock Option Plan and Incentive Stock Option Plan to provide for the vesting of future stock option grants under the plans at 20% on each of the first four anniversary dates of the grant, with full vesting on the fifth anniversary date of the grant. The Compensation and Stock Option Committee also determined that pro-rata vesting at times other than successive anniversary dates of the date of the grant are no longer applicable. Stock option holders with grants dated prior to March 26, 1996 were given the opportunity to accept or decline the new vesting provisions with regard to their existing grants.

Had the Company accounted for these plans under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

(In thousands)                   1997               1996               1995
-----------------------------------------------------------------------------
NET INCOME:
   As Reported                 $111,018            $43,706            $46,565
                               ----------------------------------------------
   Pro Forma                   $110,235            $34,981            $45,751
                               ----------------------------------------------

BASIC EARNINGS PER
 SHARE:
   As Reported                 $   1.93            $  0.83            $  0.97
                               ----------------------------------------------
   Pro Forma                   $   1.92            $  0.66            $  0.95
                               ----------------------------------------------

DILUTED EARNINGS
 PER SHARE:
   As Reported                 $   1.89            $  0.81            $  0.96
                               ----------------------------------------------
   Pro Forma                   $   1.87            $  0.64            $  0.94
                               ----------------------------------------------

A summary of the status of the Company's fixed stock option plan for each of the years in the period ended December 31, 1997, 1996 and 1995 is presented below (there are no options outstanding under the Incentive Stock Option Plan):

                               1997                              1996                              1995
                   ------------------------------------------------------------------------------------------------------
                                       WEIGHTED                          WEIGHTED                          WEIGHTED
                                        AVERAGE                           AVERAGE                           AVERAGE
                        SHARES         EXERCISE          SHARES          EXERCISE          SHARES          EXERCISE
                       (000's)            PRICE         (000'S)             PRICE         (000'S)             PRICE
-------------------------------------------------------------------------------------------------------------------------
Outstanding at
   Beginning of
   the year              3,213         $27.26            3,102           $22.67             1,815          $16.94
   Granted                 727         $36.26              765           $35.12             3,261          $25.69
   Exercised               (72)        $15.09             (414)          $11.92              (232)         $11.00
   Forfeited              (226)        $35.19             (240)          $26.35            (1,742)         $26.32
   Expired                   -         $    -                -           $    -                 -          $    -

Outstanding at End
 of the Year             3,642         $28.82            3,213           $27.26             3,102          $22.67
                         -----                           -----                             ------

Exercisable at End
 of the Year               783         $24.24              220           $14.38               493          $11.76
                         -----                           -----                             ------
Weighted Average
 Fair Value
 of Options Granted                    $16.98                            $22.89                            $13.74
                                       ------                            ------                            ------

The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------------
                                     WEIGHTED
                                      AVERAGE          WEIGHTED         NUMBER         WEIGHTED
      RANGE OF           NUMBER     REMAINING           AVERAGE    EXERCISABLE          AVERAGE
      EXERCISE      OUTSTANDING   CONTRACTUAL          EXERCISE             AT         EXERCISE
        PRICES      AT 12/31/97  LIFE (YEARS)             PRICE       12/31/97            PRICE
-----------------------------------------------------------------------------------------------
$10.25 - $20.00         242,000          3.6             $12.82        193,000           $11.84
$20.01 - $25.00         365,000          7.6             $24.40         72,000           $24.41
$25.00 - $30.00       1,876,000          7.9             $26.19        413,000           $26.16
$30.01 - $35.00          87,000          8.5             $33.87         18,000           $33.87
$35.01 - $40.00         603,000          9.3             $35.70         15,000           $38.66
$40.01 - $45.00         469,000          8.8             $41.26         72,000           $41.03
                   ----------------------------------------------------------------------------
                      3,642,000          8.0             $28.82        783,000           $24.24
                   ----------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rates 6%, 6.1%, and 6.4% respectively; no expected dividend yields for the years presented; expected lives of 6 years for all years; and expected volatility of 38% for 1997 and 39% for 1996 and 1995.

The Company has agreements with 95 executives which provide that, upon a change of control, any unvested stock options covered by such agreements become exercisable. The total number of stock options subject to such agreements is
3.2 million, of which 3.1 million options become immediately exercisable, and the remaining .1 million options become exercisable if employment status is diminished within twelve months following a change in control.

Effective November 1996, the Company and MGM Grand Hotel, Inc. adopted an Employee Stock Purchase Plan. The plan provides eligible employees the opportunity to purchase shares of the Company's Common Stock via payroll deductions. The price for each share of Common Stock is the weighted average price paid for all shares purchased by the Plan Administrator on behalf of the participating employees on the last trading day of each month. The Company and MGM Grand Hotel, Inc. pay the administrative costs of the plan. The plan may be amended or terminated at any time by the Company's Board of Directors or by a committee designated by the Board of Directors.

NOTE 14.  EMPLOYEE PENSION AND SAVINGS PLANS

Participation in the MGM Grand Hotel, Inc. 401(k) employee savings plan is available for all full time employees. The savings plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. MGM Grand Hotel, Inc. matches 25% of employee contributions up to a maximum of 1% of participating employee's eligible gross wages. Additionally, MGM Grand Hotel, Inc. makes contributions to the employees' savings plan based on length of service, which vest over a five-year period. For the periods ended December 31, 1997, 1996 and 1995, MGM Grand Hotel, Inc. contributions under this arrangement were $3.4 million, $3.1 million, and $3.2 million, respectively.

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

Effective with the September 1995 acquisition of MGM Grand Australia (see Notes 1 and 18), an Australian employee retirement fund was acquired. The fund is subject to the Superannuation Industry (Supervision) Act of 1993, imposing a legal obligation on MGM Grand Australia to contribute to all employees. MGM Grand Australia maintains two categories for the plan, depending on employment status: category (A) for executive employees and category (B) for staff. Death and Disablement benefits are provided for all members; however, category (A) members receive increased coverages under both benefits. MGM Grand Australia contributes 6% of salary to satisfy the Superannuation Guarantee Legislation, and allows participants to defer, on a pre-tax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. The full amount vested in members' retirement accounts is payable to the member following termination of employment, under certain circumstances or normal retirement. During 1997, MGM Grand Australia contributed under these arrangements $154,000 and $458,000 for the executive employees and staff, respectively. During 1996, MGM Grand Australia contributed under these arrangements $196,000 and $617,000 for the executive employees and staff, respectively. For the period from acquisition on September 7, 1995 to December 31, 1995, MGM Grand Australia contributions under these arrangements were $64,000 and $221,000 for the executive employees and staff, respectively.

NOTE 15.   MASTER PLAN ASSET DISPOSITION

During 1997, the Company enhanced and increased the Master Plan to more than $700 million, and wrote off assets with a net book value of $28.6 million (pre-tax) which included the original swimming pool facility, to be replaced by the Mansion at the MGM Grand consisting of 30 exclusive suites and villas, and certain theme park assets to make way for a 500-room Ritz-Carlton Hotel. During September 1996, the Company determined to write off various assets with a net book value of $49.4 million (pre-tax) as a result of the MGM Grand Las Vegas $250 million Master Plan property construction enhancements associated with the transformation of the facility into "The City of Entertainment." The affected areas included certain assets related to the theme park which totaled approximately $39.6 million to make way for a 380,000 square-foot conference center and a 6.6 acre pool and spa complex; approximately $8.6 million related to the removal of the lion entrance and Emerald City which has been replaced with a new mezzanine entry, a Rainforest Cafe, a Studio 54 nightclub and a remodeled Entertainment casino among other attractions; and approximately $1.2 million representing certain food court and midway/arcade areas which have been transformed into the Studio Walk, a replica of a sound stage featuring Hollywood landmarks.

NOTE 16.  COMPANY RESTRUCTURING PLAN

On August 1, 1995, the Company announced details of a comprehensive restructuring plan designed to reduce costs and improve efficiency of operations at MGM Grand Las Vegas. This restructuring resulted in a one-time charge against earnings in the third quarter of 1995 totaling $5.9 million, primarily related to employee severance payments.

NOTE 17.  INCOME TAXES

The Company accounts for Income Taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At December 31, 1997, the Company believes that it is more likely than not that its deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. Accordingly, there is no valuation allowance at December 31, 1997.

The provision for income taxes and income from continuing operations before extraordinary item for the years ended December 31, 1997, 1996 and 1995 is as follows:

(In thousands)
YEARS ENDED DECEMBER 31,                                             1997              1996               1995
----------------------------------------------------------------------------------------------------------------
Current - Federal (net of $9,935 and $18,013
 tax benefit of operating loss carryforwards
 for 1997 and 1996, respectively)                                  $14,207           $31,014             $ 2,034
Deferred - Federal                                                  50,838            (6,380)             (2,034)
                                                                   ---------------------------------------------
   Provision for income taxes                                      $65,045           $24,634             $     -
                                                                   ---------------------------------------------

Reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:

                                               1997           1996            1995
-----------------------------------------------------------------------------------------
Federal income tax rate                         35.0   %       35.0    %       35.0    %
Permanent and other items                        1.1            6.2               -
Changes in valuation allowance                     -          (16.4)          (35.0)
                                        -------------------------------------------------
Effective tax rate                              36.1   %       24.8    %          -    %
                                        -------------------------------------------------

As of December 31, 1997, the major tax effected components of the Company's net deferred tax liability are as follows:

(In thousands)                                    1997                1996
---------------------------------------------------------------------------
DEFERRED TAX ASSETS
   Net operating loss carryforward              $  1,929           $ 11,864
   Bad debt reserve                                6,586              9,123
   Master Plan asset disposition                       -             16,639
   Hotel preopening expenses                       2,781              8,619
   Loss on defeasance of debt                          -             12,180
   Accruals, reserves and other                        -              4,643
   Tax credit carryforwards                       27,219             31,488
                                         ----------------------------------
                                                  38,515             94,556
                                         ----------------------------------

DEFERRED TAX LIABILITIES
   Depreciation and amortization                 (65,144)           (74,994)
   Accruals, reserves and other                   (1,908)                 -
                                         ----------------------------------
                                                 (67,052)           (74,994)
                                         ----------------------------------

NET DEFERRED TAX (LIABILITY) ASSET              $(28,537)          $ 19,562
                                         ----------------------------------

The Company has an Australian tax loss of $5.4 million which does not expire.

For U.S. Federal income tax return purposes, the Company has an alternative minimum tax credit carryforward of $24.3 million which does not expire, and a general business tax credit carryforward of $2.9 million which expires in different periods through 2012.

NOTE 18.  AUSTRALIAN CASINO ACQUISITION

On September 7, 1995, the Company, through its wholly-owned subsidiary, MGM Grand Australia, Pty Ltd., completed the acquisition of MGM Grand Australia, for approximately U.S. $76 million. The acquisition costs include approximately $60 million for the purchase of stock and approximately $14.2 million of debt assumption, and debt and organization costs of approximately $1.8 million. In addition, on October 24, 1995, the Company expended approximately $3.8 million to acquire the remaining 14.3% interest not already owned in the Territory Property Trust, which owns the land and buildings of MGM Grand Australia. MGM Grand Australia is located on 18 acres of beachfront property on the north central coast of Australia. The resort includes a public and private casino, 96 rooms and suites, restaurants and other facilities. The Company financed the acquisition through an Australian bank facility (see Note 9). The acquisition was accounted for using the purchase method, whereby the assets acquired were recorded at their fair market values. The purchase price allocation was as follows:

(In thousands)
--------------------------------------------------------------
Cash                                                 $ 7,803
Property, plant and equipment                         36,088
Excess of purchase price over
 fair market value of
   net assets acquired                                40,980
Deferred income taxes                                 (4,226)
Net liabilities                                         (900)
                                  --------------------------
                                                     $79,745
                                  ==========================

Concurrent with the closing of the transaction on September 7, 1995, the Company granted to certain of the sellers an option to acquire 22.5% of the stock of the Company's Australian subsidiary. The option, which was granted for a nominal consideration, is exercisable at any time during the third and fourth years following the closing, at an exercise price of approximately $14.4 million subject to certain adjustments. The option holders also granted to the Company a two-year option to purchase 25% interests in each of Aspinall's Club in London, U.K., and Aspinall Casino SA in Le Touquet, France, with an exercise price in each case based on the amount of the owners' respective investments in such casinos; the Company allowed its option to expire during 1997.

NOTE 19.  RELATED-PARTY TRANSACTIONS

In conjunction with the Company's 50% interest in the MGM Grand-Bally's Monorail, LLC, the Company, through its wholly-owned subsidiary, MGM Grand Hotel, Inc., contributed approximately $1.5 million, $1.3 million, and $.8 million to the joint venture as part of its operating contribution during 1997, 1996 and 1995, respectively.

In August 1995, the Company made a $5 million working capital advance to NYNY. The $5 million advance, together with interest, was repaid during September 1995. The Company, through its wholly-owned subsidiary MGM Grand Hotel, Inc., has entered into an agreement to lease space in NYNY to operate a race book and sports pool. The terms of the lease are for ten years from the commencement date of January 3, 1997, with an option for an additional term of ten years.
MGM Grand Hotel, Inc. is obligated to pay to NYNY the greater of a minimum annual rent of $.2 million or percentage rent based upon gross revenue, as defined by the Nevada Gaming Authorities. The percentage rent is based on a graduated scale of gross revenue at percentages ranging from 12% to 15%. During 1997, approximately $.5 million was paid under this agreement. Additionally, MGM Grand Hotel, Inc. leased office facilities to NYNY during 1996 for which it received rental payments of approximately $.1 million, and provided various other hotel goods and services for which NYNY paid approximately $.2 million and $.1 million during 1997 and 1996, respectively. On September 4, 1996, the Company also entered into an agreement with NYNY to provide exclusive floral services through its wholly-owned subsidiary, MGM Grand Merchandising, Inc., at rates generally comparable to those offered by third parties. Payments were made by NYNY totaling $.1 million under the floral service contract during 1997. The Company and NYNY have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

For the years ended December 31, 1997, and 1996, the Company and its subsidiaries rented aircraft from Tracinda for various business purposes. The aggregate amount of rental payments were $.5 million and $1 million, respectively, and the rent payments were at rates which management believes are generally below those offered by third parties. During 1995, MGM Grand Las Vegas leased an aircraft from Tracinda, with total lease payments of approximately $.2 million. MGM Grand Las Vegas also leased Tracinda's Challenger aircraft through a third party operator for approximately $.2 million during 1995. The Company and Tracinda have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

The Company was granted a no-cost option from Tracinda, with an expiration date of September 1, 1995, to purchase approximately 18 acres of undeveloped land across the Las Vegas Strip from MGM Grand Las Vegas. The option, which gave the Company the right to acquire the property at Tracinda's purchase cost of $31.5 million, together with its actual costs incurred in connection with the ownership of the property, plus interest, was exercised on January 5, 1995, for a total cost of approximately $36.5 million. On January 6, 1995, the Company contributed the property to NYNY as its share of the initial capital contribution to the hotel/casino construction project (see Notes 1 and 7). During 1997, the Company contributed an additional $7 million to NYNY LLC along with $22.5 million during 1996. The Company received approximately $15.2 million in distributions from NYNY LLC during 1997 to pay taxes on its allocated share of income.

Pursuant to an agreement dated December 23, 1996, between MGM Grand Hotel, Inc. and MGM/UA Home Entertainment, Inc. ("MGM/UA"), a California based motion picture studio in which Tracinda has an approximate 65% ownership interest, MGM Grand Hotel, Inc. can utilize key art and still photographs from certain Metro-Goldwyn-Mayer Inc. and United Artists Corporation motion pictures for the period commencing on December 27, 1996 and ending on July 1, 1997, which was subsequently extended to December 31, 1997. In exchange, MGM Grand Hotel, Inc. agreed to promote MGM/UA motion picture video cassettes for availability in one or more retail venues. During 1997, MGM Grand Hotel, Inc. purchased video cassettes and other MGM/UA merchandise of approximately $.3 million at rates which management believes are generally comparable to those offered to third parties. In addition, MGM Grand Hotel, Inc. provided various goods and services during 1997 for which MGM/UA paid approximately $.5 million.

Pursuant to a License Agreement between a predecessor in interest to the Company and Metro-Goldwyn-Mayer Film Co. dated February 29, 1980, the Company has an exclusive royalty-free license in perpetuity to use certain trademarks, trade names and logos in and in connection with the Company's hotel/gaming business and other businesses, excluding the film entertainment business.

During the three year periods ended December 31, 1997, 1996 and 1995, the Company and MGM/UA have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

Note 20.  Industry Segments

The Company operates in the hotel/casino industry segment through the operations of MGM Grand Las Vegas, which commenced operations on December 18, 1993, MGM Grand Australia, which was acquired on September 7, 1995 (see Note 18), its 50% interest in NYNY LLC, which commenced operations on January 3, 1997 (see Note
1), and the management of a casino in Nelspruit, South Africa, which commenced operations on October 15, 1997 (see Note 1). Sales between industry segments are immaterial and generally at prices approximately equal to those charged to unaffiliated customers.

(In thousands)
For the Years Ended December 31,                            1997                    1996                    1995
---------------------------------------------------------------------------------------------------------------------

NET REVENUES:
   Hotel/Casino                                              $773,797                $800,189                $718,781
   Income from unconsolidated affiliate                        53,800                       -                       -
                                                            ---------------------------------------------------------
                                                             $827,597                $800,189                $718,781
                                                            ==========================================================

OPERATING INCOME (LOSS):
   Hotel/Casino                                              $169,160                $196,585                $119,847
   Income from unconsolidated affiliate                        53,800                       -                       -
   Master Plan asset disposition                              (28,566)                (49,401)                      -
   Corporate expense                                           (3,424)                (10,022)                (10,082)
   Restructuring costs                                              -                       -                  (5,942)
   Preopening and other - unconsolidated affiliate                  -                  (7,868)                      -
                                                            ---------------------------------------------------------
                                                            $  190,970              $  129,294              $  103,823
                                                            ==========================================================

IDENTIFIABLE ASSETS:
   Hotel/Casino                                             $1,390,215              $1,254,602              $1,250,771
   Corporate                                                     8,159                  33,087                  31,451
                                                            ----------------------------------------------------------
                                                            $1,398,374              $1,287,689              $1,282,222
                                                            ==========================================================
CAPITAL EXPENDITURES:
   Hotel/Casino                                             $  227,658              $   84,544              $   37,371
   Corporate                                                        98                     231                      76
                                                            ----------------------------------------------------------
                                                            $  227,756              $   84,775              $   37,447
                                                            ==========================================================
DEPRECIATION AND AMORTIZATION:
   Hotel/Casino                                             $   64,104              $   62,196              $   55,315
   Corporate                                                       140                     127                     104
                                                            ----------------------------------------------------------
                                                            $   64,244              $   62,323              $   55,419
                                                            ==========================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders of MGM Grand, Inc.:

We have audited the accompanying consolidated balance sheets of MGM Grand, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGM Grand, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 1997, in conformity with generally accepted accounting principles.



                                               ARTHUR ANDERSEN LLP


Las Vegas, Nevada
January 28, 1998

SELECTED QUARTERLY FINANCIAL RESULTS

(In thousands except share data)
For the years ended December 31, 1997 and 1996
(Unaudited)
                                                                 QUARTER
                         --------------------------------------------------------------------------------------------
                                FIRST              SECOND              THIRD              FOURTH              TOTAL
                         --------------------------------------------------------------------------------------------
1997
   Net revenues                 $197,498           $209,085           $208,399            $212,615           $827,597
   Operating profit before
    non-recurring items
    and corporate expense         53,038             57,368             56,419              56,135            222,960
   Operating income               51,549             54,079             31,319              54,023            190,970
   Income before income taxes
    and extraordinary item        48,077             51,437             28,984              51,803            180,301
   Net income                     30,150             32,999             14,456              33,413            111,018

   Basic income per share
    of common stock:
      Income before
       extraordinary item       $   0.52           $   0.57           $   0.32            $   0.58           $   2.00
      Extraordinary item               -                  -              (0.07)                  -              (0.07)
                         --------------------------------------------------------------------------------------------

      Net income                $   0.52           $   0.57           $   0.25            $   0.58           $   1.93
                         --------------------------------------------------------------------------------------------
Diluted income per share
 of common stock:
      Income before
       extraordinary item       $   0.51           $   0.56           $   0.32            $   0.57           $   1.96
      Extraordinary item               -                  -              (0.07)                  -              (0.07)
                         --------------------------------------------------------------------------------------------

      Net income                $   0.51           $   0.56           $   0.25            $   0.57           $   1.89
                         --------------------------------------------------------------------------------------------


1996
   Net revenues                 $207,996           $189,237           $197,388            $205,568           $800,189
   Operating profit before
    non-recurring items
    and corporate expense         50,615             50,097             46,262              49,611            196,585
   Operating income (loss)        49,223             48,615             (4,808)             36,264            129,294
   Income (loss) before
    income taxes and
     extraordinary item           34,528             34,331             (6,804)             37,096             99,151
   Net income (loss)              34,528             20,635            (35,488)             24,031             43,706

   Basic income per share
    of common stock:
      Income (loss) before
       extraordinary item       $   0.71           $   0.43           $  (0.08)           $   0.42           $   1.41
      Extraordinary item               -                  -              (0.54)                  -              (0.58)
                         --------------------------------------------------------------------------------------------
      Net income (loss)         $   0.71           $   0.43           $  (0.62)           $   0.42           $   0.83
                         --------------------------------------------------------------------------------------------

   Diluted income per share
    of common stock:
      Income (loss) before
       extraordinary item       $   0.70           $   0.41           $  (0.08)           $   0.41           $   1.38
      Extraordinary item               -                  -              (0.54)                  -              (0.57)
                         --------------------------------------------------------------------------------------------

      Net income (loss)         $   0.70           $   0.41           $  (0.62)           $   0.41           $   0.81
                         --------------------------------------------------------------------------------------------

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

------------------------------------------------------------------------------------------------------------------------------
J. Terrence Lanni           Terry N. Christensen              Kirk Kerkorian                Jerome B. York
Director                    Director                          Director                      Director
Chairman of the Board       Partner, Christensen,             President and                 Vice Chairman
and Chief Executive         Miller, Fink, Jacobs,             Chief Executive Officer       Tracinda Corporation
Officer                     Glaser, Weil & Shapiro,           Tracinda Corporation
                            LLP

Alex Yemenidjian            Glenn A. Cramer                   Frank Mancuso                 Scott Langsner
Director                    Director                          Director                      Secretary/Treasurer
President and               Former Chairman,                  Chairman
Chief Operating             Transamerica Airlines             Metro-Goldwyn-Mayer Inc.
Officer                     Retired

Fred Benninger              Willie D. Davis                   James J. Murren               Edward J. Jenkins
Director                    Director                          Director                      Vice President
Vice Chairman               President and Director,           Executive Vice President and
                            All-Pro Broadcasting, Inc.        Chief Financial Officer

James D. Aljian             Alexander M. Haig, Jr.            Walter M. Sharp               Jim Fox
Director                    Director                          Director                      Vice President
Executive, Tracinda         Chairman                          President,
Corporation                 Worldwide Associates, Inc.        Walter M. Sharp Company


MGM GRAND HOTEL SENIOR OFFICERS

------------------------------------------------------------------------------------------------------------------------------
Daniel M. Wade              Lyn H. Baxter                     Tom Peterman                  Corey Sanders
President and               Senior Vice President             Senior Vice President         Senior Vice President and
Chief Operating             Operations                        General Counsel               Chief Financial Officer
Officer

William Hornbuckle          Cynthia Kiser Murphey             Greg W. Saunders              Richard A. Sturm
Executive Vice              Senior Vice President             Senior Vice President         Senior Vice President
President                   Human Resources and               Hotel Operations              Marketing and Entertainment
Operations                  Administration


MGM GRAND MARKETING                                           MGM GRAND DEVELOPMENT
------------------------------------------------------------------------------------------------------------------------------
Robert V. Moon                                                Kenneth A. Rosevear
President                                                     President and
                                                              Chief Operating Officer


MGM GRAND AUSTRALIA                                           MGM GRAND MERCHANDISING
------------------------------------------------------------------------------------------------------------------------------
J. D. Clayton                                                 Bob Bowman
General Manager                                               President


New York-New York Hotel and Casino
------------------------------------------------------------------------------------------------------------------------------
David Cacci
President and Chief Operating Officer



Investor Information
--------------------


                                           1997                          1996
For the year ended December 31,     HIGH            LOW            HIGH           LOW
-----------------------------------------------------------------------------------------
First Quarter                      $41              $32 3/8        $39 3/4        $22 3/4
Second Quarter                     $40 3/8          $32 1/8        $47 7/8        $38 3/8
Third Quarter                      $44              $32 3/8        $43 1/4        $35 1/2
Fourth Quarter                     $46 11/16        $34            $45 5/8        $34

The Company's Common Stock is listed on the New York Stock Exchange. Its symbol is MGG.

TRANSFER AGENT AND                         INDEPENDENT PUBLIC
REGISTRAR FOR COMMON STOCK                 ACCOUNTANTS
-----------------------------------------------------------------------------------------
ChaseMellon Shareholders Services, LLC     Arthur Andersen LLP
Overpeck Centre                            3773 Howard Hughes Parkway, Suite 500 South
85 Challenger Road                         Las Vegas, NV 89109
Ridgefield Park, NJ 07660
www.chasemellon.com


FORM 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to: Mr. Scott Langsner, Secretary/Treasurer, MGM Grand, Inc., 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109