Form 10-K405, Exhibit 13
period 1998-12-31
MGM GRAND INC
filed 1999-03-22
CIK 789570

                                                                      EXHIBIT 13

               Management's Discussion and Analysis of Financial
               -------------------------------------------------
                 Condition and Results of Operations 23 Normal
                 ---------------------------------------------


                             RESULTS OF OPERATIONS
                             ---------------------

The Company, through its wholly-owned subsidiaries, owns and operates the MGM Grand Hotel/Casino in Las Vegas, Nevada ("MGM Grand Las Vegas"), which commenced operations on December 18, 1993, and MGM Grand Hotel/Casino in Darwin, Australia ("MGM Grand Australia"), which was acquired on September 7, 1995, and manages three casinos throughout various provinces of the Republic of South Africa (see
Note 1). The Company also owns a 50% interest in the New York- New York Hotel and Casino in Las Vegas, Nevada ("NYNY"), which commenced operations on January 3, 1997 (see Notes 1 and 20). Additionally, the Company's wholly-owned subsidiaries, MGM Grand Detroit, Inc. and MGM Grand Atlantic City, Inc. are in the development stage, with plans to construct hotel/casino and entertainment facilities in Detroit, Michigan and Atlantic City, New Jersey, respectively (see Notes 1 and 6).

                            1998 COMPARED WITH 1997
                            -----------------------

Net revenues for the year ended December 31, 1998 were $773.9 million, representing a decrease of $53.7 million (6.5%) when compared with $827.6 million during the prior year. The decrease in net revenues was largely due to lower income from the Company's 50% ownership in NYNY and decreased casino revenues largely due to unusually low table game hold percentages, partially offset by higher food and beverage revenues.

     Consolidated casino revenues for the year ended December 31, 1998 were $410.6 million, representing a decrease of $46.6 million (10.2%) when compared with $457.2 million during the prior year. MGM Grand Las Vegas casino revenues were $383.3 million, representing a decrease of $46.6 million (10.8%) when compared with $429.9 million during 1997. The reduction in casino revenues at MGM Grand Las Vegas was primarily a result of lower table games and baccarat win percentages. MGM Grand Australia reported casino revenues of $27.3 million, which were flat when compared with the prior year.

     Consolidated room revenues for 1998 were $171.3 million, which were flat when compared with the prior year. MGM Grand Las Vegas room revenues were $169.7 million in 1998, representing an increase of $.4 million (.2%) when compared with $169.3 million in the prior year. The increase was due to higher occupancy of 95.3% in 1998 when compared with 94.5% in 1997, offset by a slightly lower average daily room rate of $99 in 1998 versus $100 in 1997. MGM Grand Australia room revenues were $1.8 million for the year ended December 31, 1998, representing a decrease of $.4 million (18.2%) when compared with $2.2 million for the prior year. The decrease was due to a lower average daily room rate for 1998 of $61 compared with $89 for 1997 resulting from a lower average exchange rate in the current year when compared with the prior year, somewhat offset by a higher occupancy of 74.8% for 1998 compared with 60.5% in 1997.

     Consolidated food and beverage revenues for 1998 were $105.9 million, representing an increase of $13.3 million (14.4%) when compared with $92.6 million for the prior year. The increase was attributable to MGM Grand Las Vegas which had food and beverage revenues of $100.3 million during 1998, an increase of $14.2 million (16.5%) when compared with $86.1 million in 1997. This increase resulted from additional banquet revenues generated from the MGM Grand Conference Center (the "Conference Center"), which opened on April 16, 1998, and the operation of the Studio 54 nightclub, which opened in late December 1997. MGM Grand Australia reported food and beverage revenues of $5.7 million, representing a decrease of $.9 million (13.6%) when compared with $6.6 million during the prior year as a result of the lower average exchange rate in the current year.

     Consolidated entertainment, retail and other revenues decreased $2.6 million (2.3%) from $116.5 million in 1997 to $113.9 million in 1998. The decrease was attributable to MGM Grand Las Vegas which had lower theme park revenues due to management's decision to change the theme park's operational schedule from a year-round park to a seasonal park. The theme park closed on September 8, 1998. These decreases were partially offset by increases in entertainment revenues from MGM Grand Garden Arena and EFX, conference revenue from the opening of the Conference Center and management and development fees from MGM Grand South Africa, Inc. ("MGM Grand South Africa").

     Income from unconsolidated affiliate, representing the Company's 50% share of NYNY's operating income, for 1998 was $38.4 million representing a decrease of $15.4 million (28.6%) when compared with $53.8 million during the prior year. The reduction in earnings from NYNY is a result of the unprecedented public response NYNY received during its first year of operations.

     Consolidated operating expenses (before Master Plan asset disposition and Corporate expense) for 1998 were $631.6 million, representing an increase of $27 million (4.5%) when compared with $604.6 million for 1997. The increase was attributable to MGM Grand Las Vegas, offset by decreases at MGM Grand Australia. The increases at MGM Grand Las Vegas were due primarily to increased room expenses associated with the higher occupancy and increased food and beverage expenses associated with the addition of the Studio 54 night club and the additional banquet expenses for the Conference Center. Additionally, the provision for doubtful accounts and discounts increased by $8.6 million at MGM Grand Las Vegas due to possible changes in anticipated collectibility of receivables given uncertain economic conditions in Asia, along with higher depreciation expense due to Master Plan assets placed in service. These increases were partially offset by lower casino expenses due to a reduction in casino taxes and the absence of a championship boxing event in the current year. MGM Grand Australia operating expenses decreased $4.4 million (14.5%) from $30.4 million in 1997 to $26 million in 1998 as a result of continuing cost containment efforts and a lower average exchange rate in the current year.

     Corporate expense was $10.7 million in 1998 compared with $3.4 million in 1997, representing an increase of $7.3 million. The increase was due to higher operating expenses in the current year and the $5.9 million reversal of stock price guarantee amortization that occurred in the prior year (see Note 11).

     Master Plan asset disposition relates to the write-off of various assets related to the transformation of MGM Grand Las Vegas into "The City of Entertainment." The prior year charge of $28.6 million (pre-tax) resulted from the increase in the transformation scope from $250 million to approximately $570 million (see Note 16).

     Interest income of $13 million for the year ended December 31, 1998, increased by $11.7 million from $1.3 million in 1997. The increase was attributable to higher invested cash balances primarily from the proceeds of the Senior Collateralized Notes (see Note 9).

     Interest expense for the year ended December 31, 1998 of $24.6 million (net of amounts capitalized) increased by $23.4 million when compared with $1.2 million in 1997. The increase in 1998 was primarily due to the issuance of the Senior Collateralized Notes (see Note 9). Also, the Company recognized interest expense from its unconsolidated affiliate of $8.4 million during 1998 compared with $9.9 million during the same period in 1997. The decrease of $1.5 million was due to the reduction of debt at New York-New York Hotel and Casino, LLC ("NYNY LLC").

     Income tax provision of $40.6 million has been recorded at a rate of 37% for the year ended December 31, 1998, compared with $65 million in 1997 at a rate of 36.1%. At December 31, 1998, the Company believes that it is more likely than not that its deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. Accordingly, there is no valuation allowance at December 31, 1998.

     Extraordinary loss of $4.2 million in 1997, net of income tax benefit, reflects the write-off of unamortized debt costs from the Company's previous $600 million Senior Reducing Revolving Credit Facility (see Note 9).

                            1997 COMPARED WITH 1996
                            -----------------------

Net revenues for the year ended December 31, 1997 were $827.6 million, representing an increase of $27.4 million (3.4%) when compared with $800.2 million during the prior year. The increase in net revenues was largely due to income from the Company's 50% ownership in NYNY and higher food and beverage revenues partially offset by decreased casino, room, entertainment, retail and other revenues and increased promotional allowances.

     Consolidated casino revenues for the year ended December 31, 1997 were $457.2 million, representing a decrease of $19.5 million (4.1%) when compared with $476.7 million during the prior year. MGM Grand Las Vegas casino revenues were $429.9 million, representing a decrease of $15.5 million (3.5%) when compared with $445.4 million during 1996. The reduction in casino revenues at MGM Grand Las Vegas was a result of lower table games win percentages despite an increase in volume, partially offset by higher slot volume and win. MGM Grand Australia reported casino revenues of $27.3 million, which decreased $4 million (12.8%) when compared with $31.3 million during the prior year, primarily attributable to lower baccarat volume and win, partially offset by an increase in slot volume and win, along with the addition of Northern Territory Keno, a territory-wide Keno game in local pubs, hotels and clubs, which was not operational in the prior year.

     Consolidated room revenues for 1997 were $171.3 million compared with $174.4 million for 1996, representing a decrease of $3.1 million (1.8%). MGM Grand Las Vegas room revenues were $169.3 million in 1997, representing a decrease of $3.1 million (1.8%) when compared with $172.4 million in the prior year. The decrease was due to a lower occupancy of 94.5% for 1997 when compared with 94.7% in 1996, as well as a lower average daily room rate for 1997 of $100 compared with $101 in 1996. MGM Grand Australia room revenues were $2.2 million for the year ended December 31, 1997, representing an increase of $.1 million (4.8%) when compared with $2.1 million for the prior year.

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

     Consolidated entertainment, retail and other revenues decreased $10.4 million (8.2%) from $126.9 million in 1996 to $116.5 million in 1997. The decrease was attributable to MGM Grand Las Vegas which had lower theme park and midway/arcade revenues due to the downsizing of the facilities. These decreases were partially offset by increases in MGM Grand Garden Arena revenues and increased revenues from the Sky- Screamer thrill ride which opened in September 1996.

     Income from unconsolidated affiliate was $53.8 million for the year ended December 31, 1997, representing the Company's 50% share of NYNY's operating income which commenced operations on January 3, 1997.

     Consolidated operating expenses (before Master Plan asset disposition, Preopening and Corporate expense) for 1997 were $604.6 million, which were consistent when compared with $603.6 million for 1996. The increase was attributable to MGM Grand Las Vegas, offset by decreases at MGM Grand Australia. The increases at MGM Grand Las Vegas were due primarily to increased casino, food and beverage, advertising and depreciation expenses offset by lower expenses related to EFX and midway/arcade operations. Additionally, the provision for doubtful accounts and discounts increased by $6.7 million at MGM Grand Las Vegas as a result of reduced casino revenues, changes in anticipated collectibility, and collections made on previously reserved receivable balances. MGM Grand Australia operating expenses decreased $6.9 million (18.5%) from $37.3 million in 1996 to $30.4 million in 1997 as a result of continuing cost containment efforts.

     Master Plan asset disposition relates to the write-off of various assets related to the transformation of MGM Grand Las Vegas into "The City of Entertainment." The prior year charge of $49.4 million (pre-tax) was recognized when the plan was announced, and the current year charge of $28.6 million (pre-tax) resulted from the increase in the transformation scope from $250 million to approximately $570 million (see Note 16).

     Corporate expense decreased from $10 million in 1996 to $3.4 million in 1997, primarily due to the reversal of $5.9 million in previously expensed stock price guarantee amortization (see Note 11).

     Interest income of $1.3 million for the year ended December 31, 1997 decreased by $2.9 million from $4.2 million in 1996. The decrease was attributable to lower invested cash balances at MGM Grand Las Vegas during 1997.

     Interest expense for the year ended December 31, 1997 of $1.2 million (net of amount capitalized) decreased by $32.6 million when compared with $33.8 million in 1996. The decrease in 1997 was primarily due to the defeasance of the MGM Grand Hotel Finance Corp. First Mortgage Notes ("FMN") in the prior year, (see Note 9) along with greater capitalization of interest in the current year from continuing construction and development projects. Also, the Company recognized interest expense from its unconsolidated affiliate of $9.9 million during 1997, which had been capitalized in the prior year as a result of the NYNY construction project.

     Income tax provision of $65 million has been recorded at a rate of 36.1% for the year ended December 31, 1997, compared with $24.6 million in 1996 at a rate of 24.8%. The 1996 rate was lower than 1997, reflecting no provision in the first quarter of 1996. During 1996, the Company determined that it was more likely than not that it would fully realize its deferred tax assets.

     Extraordinary loss of $4.2 million, net of income tax benefit, reflects the write-off of unamortized debt costs from the Company's previous $600 million Senior Reducing Revolving Credit Facility (see Note 9) in 1997. The extraordinary loss of $30.8 million, net of income tax benefit, in the prior year represented the loss on defeasance of the FMN (see Note 9).

                         IMPACT OF THE YEAR 2000 ISSUE
                         -----------------------------

The Year 2000 Issue is the result of computer programs being written using two digits rather than four digits to define the applicable year, which may result in system failures and disruptions to operations at January 1, 2000. The Company is assessing its Year 2000 readiness through an ongoing Year 2000 Remediation Program that addresses information technology systems, as well as systems outside of the information technology area. The Year 2000 Remediation Program takes into consideration all locations where the Company has operations. The Year 2000 Remediation Program includes continuing assessment of the Company's Year 2000 issues, contacting suppliers of certain systems to determine the timing of applicable upgrades, and implementing applicable Year 2000 upgrades, which are currently available.

     The Company has initiated formal communications with its significant suppliers to determine the extent to which the Company is vulnerable to third party failure to remediate their own Year 2000 issues. In conjunction with this effort, the Company is assessing the potential impact of such third party Year 2000 issues. There can be no guarantee that the systems of third parties on which the Company's systems rely will be timely converted, or that a failure to convert by another company or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

     The Company's Year 2000 Remediation Program may require enhancements to ensure there is no disruption to the Company's operations, however, the financial impact of making such enhancements is not expected to be material to the Company's financial position or results of operations. During the current year, the Company has not incurred material costs to modify existing computer systems, however, it is estimated that approximately $.7 million will be incurred in 1999.

                        LIQUIDITY AND CAPITAL RESOURCES
                        -------------------------------

As of December 31, 1998 and 1997, the Company held cash and cash equivalents of $82 million and $34.6 million, respectively. Cash provided by operating activities for 1998 was $171.7 million, compared with $184 million for 1997.

     On May 6, 1996, MGM Grand Las Vegas announced details of a 30-month, $250 million Master Plan designed to transform the facility into "The City of Entertainment." The Master Plan, which on June 3, 1997 was enhanced and increased to approximately $570 million, is nearing completion with the "Mansion at the MGM Grand" offering 29 exclusive suites and villas, anticipated to open in April 1999; the lion habitat anticipated to open in May 1999; and expanded parking facilities which will be completed during the second half of 1999. The Company's 380,000 square foot state-of-the-art Conference Center opened in April 1998, and the 50-foot tall polished bronze lion sculpture along with the "Entertainment Casino" (previously known as the Emerald City casino) were completed during the first quarter of 1998 which includes a Studio 54 night club and the Rainforest Cafe. Additionally, the new 6.6-acre pool and spa complex was completed and opened for operations in July 1998 and a new 3,800 space employee parking garage opened in July 1998.

     During the year ended December 31, 1998, capital expenditures totaled $361.9 million, consisting of $304.8 million related to the Master Plan project and $32 million related to general property and equipment improvements at MGM Grand Las Vegas. MGM Grand Australia expended $1.8 million for general property and equipment improvements. MGM Grand Detroit, LLC expended $5 million for the construction of its temporary casino facility. MGM Grand Atlantic City continued the development of its planned new destination resort by expending $5.5 million for land acquisitions and pre-construction activities. The Company also expended $12.8 million primarily for the purchase of a corporate jet.

     The Company made no capital contributions to NYNY LLC during 1998. As a lender requirement for the project financing, both the Company and its joint venture partner, Primadonna Resorts, Inc. ("Primadonna"), were required to enter into a joint and several unlimited Keep-Well Agreement (see Note 9). The Company received $4.1 million in distributions from NYNY LLC during 1998 to pay taxes on its allocated share of income.

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

     Capital expenditures are expected to increase in 1999 to approximately $510.9 million as a result of the completion of the transformation of MGM Grand Las Vegas into "The City of Entertainment," as well as the Company's development of premier destination resorts in Detroit and Atlantic City. MGM Grand Las Vegas expenditures for 1999 are expected to be approximately $225 million, consisting of $89.5 million related to the Master Plan project and approximately $135.5 million for general property additions and improvements including room remodeling and a championship golf course. MGM Grand Australia plans to expend approximately $.1 million for general property improvements. Approximately $285.8 million is anticipated to be expended for construction, land acquisitions and pre-construction activities relating to the Company's planned development of hotel/casino and entertainment facilities, including $285.4 million for MGM Grand Detroit, LLC's temporary and permanent facilities and $.4 million for the MGM Grand Atlantic City project.

     On July 1, 1996, the Company secured a $500 million Senior Reducing Revolving Credit Facility with BA Securities (the "Facility"), an affiliate of Bank of America NT&SA. In August 1996, the Facility was increased to $600 million. In July 1997, the Facility was amended, extended and increased to $1.25 billion (the "New Facility"), with provisions to allow an increase of the New Facility to $1.5 billion as well as to allow additional pari passu debt financing up to $500 million. As a result of the New Facility, the Company recognized an extraordinary loss of approximately $4.2 million, net of tax benefits, due to the write-off of unamortized debt costs from the Facility during 1997. The New Facility contains various restrictive covenants on the Company which include the maintenance of certain financial ratios and limitations on additional debt, dividends, capital expenditures and disposition of assets. The New Facility also restricts certain acquisitions and similar transactions. Interest on the New Facility is based on the bank reference rate or Eurodollar rate and as of December 31, 1998, the Company's borrowing rate was approximately 5.8%. The New Facility matures in December 2002, with the opportunity to extend the maturity for successive one-year periods. During 1998, $31 million was drawn down and repaid against the New Facility and no amounts remained outstanding as of December 31, 1998.

     During July 1997, the Company filed a Shelf Registration Statement with the Securities and Exchange Commission which became effective on August 4, 1997, allowing the Company to issue up to $600 million of debt and/or equity securities. On February 2 and February 6, 1998, the Company completed public offerings totaling $500 million of Senior Collateralized Notes in tranches of 7 and 10 years. The 7-year tranche of $300 million carries a coupon of 6.95%, while the 10-year tranche of $200 million carries a coupon of 6.875% (see Note
9). The Company received net proceeds of approximately $294.1 million and $197.1 million on the 7-year and 10-year tranches, respectively, after underwriters discount and issuance costs. The Senior Collateralized Notes are pari passu with the New Facility and contain various restrictive covenants as does the New Facility.

     On July 2, 1996, the Company completed a public offering (the "Offering") of 8.6 million shares of common stock (including an underwriters' over allotment option to purchase 1.1 million shares of common stock). Based upon the Offering price of $39.50 per share and associated costs incurred, the net proceeds were approximately $327 million. On July 3, 1996, the Company drew down $40 million (including loan origination fees) on the Facility (see Note 9), and used the net proceeds of the Offering together with cash on hand of $161 million to fund the defeasance of the FMN (see Note 9).

     On September 15, 1995, NYNY LLC completed its bank financing for up to $225 million, which was increased to $285 million during September 1996. The non-revolving construction line of credit converted to a 5-year reducing revolver upon completion of construction and commencement of operations of NYNY on January 3, 1997. The Company and Primadonna (the "Partners") guaranteed completion of the project as a condition to facility availability, and have executed a joint and several unlimited Keep-Well Agreement, which provides that in the event of insufficient cash flow from NYNY to comply with financial covenants, the Partners will make cash infusions which are sufficient to bring NYNY LLC into compliance with the financial covenants. On October 8, 1998, the NYNY LLC's five-year reducing revolver was amended and reduced to $210 million. During 1998, $66.6 million in principal repayments were made by NYNY LLC. The first draw down occurred on September 30, 1995, and as of December 31, 1998, $178.5 million was out-standing under the reducing revolver. On January 21, 1997, NYNY LLC completed an additional $20 million equipment financing with a financial institution. As of December 31, 1998, $14.4 million remained outstanding related to the equipment financing.

     On September 7, 1995, the Company completed the acquisition of MGM Grand Australia (formerly the Diamond Beach Hotel/Casino) in Darwin, Australia. The acquisition cost was financed by an Australian bank facility which provided a total availability of approximately $64.4 million (AUD $105 million) and includes funding for general corporate purposes. During 1998, the facility was reduced by principal payments totaling $9.7 million (AUD $15.6 million) made in accordance with the terms of the bank facility, and as of December 31, 1998, $44.9 million (AUD $73.2 million) remained outstanding. Interest on the Australian facility is based on the bank bill rate and was approximately 5.3% and 5.8% as of December 31, 1998 and 1997, respectively. The facility matures in December 2002, and the indebtedness has been guaranteed by the Company.

     MGM Grand Australia has a $12.3 million (AUD $20 million) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes. During the year ended December 31, 1998, no amounts were borrowed under the line of credit and no amounts were outstanding as of December 31, 1998, and 1997, respectively.

     On June 23, 1998, the Company announced a $35.00 per share cash tender offer for up to 6 million shares of Company common stock as part of a 12 million share repurchase program. The offer commenced on July 2, 1998 and expired on July 31, 1998. Based upon the final results, 10.8 million shares of the Company's common stock were tendered, and accordingly, the shares were prorated. The total acquisition cost of the 6 million shares was approximately $210.6 million. The Company anticipates that, depending on market conditions, the remaining 6 million shares in the repurchase program may be acquired in the open market, in private transactions, through a tender offer, offers or otherwise.

     During December 1998, the Company and Primadonna entered into a definitive merger agreement whereby MGM Grand, Inc. would acquire Primadonna in an all stock transaction plus the assumption of debt. On March 1, 1999, Primadonna stockholders received 0.33 shares of the Company's common stock for each share of Primadonna stock held, or a total of approximately 9.5 million shares of the Company's common stock. On March 1, 1999, the outstanding long-term debt of Primadonna was approximately $315 million which includes Primadonna's 50% share of NYNY LLC's long- term debt (see Notes 9 and 20).

     The Company expects to finance capital expenditures, existing debt obligations and future share repurchases through cash flow from operations, cash on hand, the bank lines of credit, and the Shelf Registration Statement (see
Note 9).

                             SAFE HARBOR PROVISION
                             ---------------------

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

                            Consolidated Statements
                            -----------------------
                                 of Operations
                                 -------------

(IN THOUSANDS,  EXCEPT SHARE DATA)
FOR THE YEARS ENDED DECEMBER 31,
                                                                                  1998            1997             1996
                                                                           -----------     -----------      -----------
Revenues:
    CASINO .............................................................   $   410,605     $   457,206      $   476,685
    ROOMS ..............................................................       171,292         171,272          174,440
    FOOD AND BEVERAGE ..................................................       105,875          92,594           78,438
    ENTERTAINMENT, RETAIL AND OTHER ....................................       113,948         116,458          126,875
    INCOME FROM UNCONSOLIDATED AFFILIATE ...............................        38,362          53,800                -
                                                                           -----------     -----------      -----------
                                                                               840,082         891,330          856,438
    LESS: PROMOTIONAL ALLOWANCES .......................................        66,219          63,733           56,249
                                                                           -----------     -----------      -----------
                                                                               773,863         827,597          800,189
                                                                           -----------     -----------      -----------
Expenses:
    CASINO .............................................................       221,439         225,896          221,268
    ROOMS ..............................................................        47,767          45,848           46,639
    FOOD AND BEVERAGE ..................................................        67,101          55,124           46,590
    ENTERTAINMENT, RETAIL AND OTHER ....................................        75,192          79,605           88,214
    PROVISION FOR DOUBTFUL ACCOUNTS AND DISCOUNTS ......................        40,455          31,814           38,635
    GENERAL AND ADMINISTRATIVE .........................................       103,362         102,246          100,062
    DEPRECIATION AND AMORTIZATION ......................................        76,284          64,104           62,196
                                                                           -----------     -----------      -----------
                                                                               631,600         604,637          603,604
                                                                           -----------     -----------      -----------
    OPERATING PROFIT BEFORE MASTER PLAN ASSET DISPOSITION,
            PREOPENING AND CORPORATE EXPENSE ...........................       142,263         222,960          196,585
    MASTER PLAN ASSET DISPOSITION ......................................             -          28,566           49,401
    PREOPENING AND OTHER - UNCONSOLIDATED AFFILIATE ....................             -               -            7,868
    CORPORATE EXPENSE ..................................................        10,689           3,424           10,022
                                                                           -----------     -----------      -----------
            OPERATING INCOME ...........................................       131,574         190,970          129,294
                                                                           -----------     -----------      -----------

Nonoperating Income (Expense):
    INTEREST INCOME ....................................................        12,997           1,268            4,247
    INTEREST EXPENSE, NET OF AMOUNTS CAPITALIZED .......................       (24,613)         (1,242)         (33,778)
    INTEREST EXPENSE FROM UNCONSOLIDATED AFFILIATE .....................        (8,376)         (9,891)               -
    OTHER, NET .........................................................        (2,054)           (804)            (612)
                                                                           -----------     -----------      -----------
                                                                               (22,046)        (10,669)         (30,143)
                                                                           -----------     -----------      -----------
        INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM ..............       109,528         180,301           99,151
    PROVISION FOR INCOME TAXES .........................................       (40,580)        (65,045)         (24,634)
                                                                           -----------     -----------      -----------
        INCOME BEFORE EXTRAORDINARY ITEM ...............................        68,948         115,256           74,517

Extraordinary Item:
    LOSS ON EARLY EXTINGUISHMENT OF DEBT, NET OF INCOME
        TAX BENEFITS OF $ 2,333 AND $ 17,710 ...........................             -          (4,238)         (30,811)
                                                                           -----------     -----------      -----------
    NET INCOME .........................................................   $    68,948     $   111,018       $   43,706
                                                                           ===========     ===========      ===========

Basic Income Per Share of Common Stock:
    INCOME BEFORE EXTRAORDINARY ITEM ...................................   $      1.24     $      2.00       $     1.41
    EXTRAORDINARY ITEM - LOSS ON EARLY EXTINGUISHMENT
        OF DEBT, NET OF INCOME TAX BENEFIT .............................             -           (0.07)           (0.58)
                                                                           -----------     -----------      -----------
    NET INCOME PER SHARE ...............................................   $      1.24     $      1.93       $     0.83
                                                                           ===========     ===========      ===========

Weighted Average Shares Outstanding ....................................    55,678,000      57,475,000       52,759,000
                                                                           ===========     ===========      ===========
Diluted Income Per Share of Common Stock:
    INCOME BEFORE EXTRAORDINARY ITEM ...................................   $      1.22     $      1.96       $     1.38
    EXTRAORDINARY ITEM - LOSS ON EARLY EXTINGUISHMENT
        OF DEBT, NET OF INCOME TAX BENEFIT .............................             -           (0.07)           (0.57)
                                                                           -----------     -----------      -----------
    NET INCOME PER SHARE ...............................................   $      1.22     $      1.89       $     0.81
                                                                           ===========     ===========      ===========

Weighted Average Shares Outstanding ....................................    56,342,000      58,835,000       54,257,000
                                                                           ===========     ===========      ===========

The accompanying notes are an integral part of these consolidated financial statements.

                             Consolidated Balance
                             --------------------
                                    Sheets
                                    ------

(IN THOUSANDS, EXCEPT SHARE DATA)
AS OF DECEMBER 31,                                                                1998           1997
                                                                           -----------    -----------
ASSETS
Current Assets:
        CASH AND CASH EQUIVALENTS ......................................   $    81,956    $    34,606
        ACCOUNTS RECEIVABLE, NET .......................................        69,116         78,977
        PREPAID EXPENSES ...............................................        11,829         10,452
        INVENTORIES ....................................................        11,081         16,462
        DEFERRED TAX ASSET .............................................        34,098         30,294
                                                                           -----------    -----------
               TOTAL CURRENT ASSETS ...................................       208,080         170,791
                                                                           -----------    -----------
Property and Equipment, net ............................................     1,327,722      1,032,708

Other Assets:
        INVESTMENT IN UNCONSOLIDATED AFFILIATES ........................       134,025        108,121
        EXCESS OF PURCHASE PRICE OVER FAIR MARKET VALUE
                OF NET ASSETS ACQUIRED, NET ............................        37,574         38,598
        DEPOSITS AND OTHER ASSETS, NET .................................        66,393         48,156
                                                                           -----------    -----------
                TOTAL OTHER ASSETS .....................................       237,992        194,875
                                                                           -----------    -----------
                                                                           $ 1,773,794    $ 1,398,374
                                                                           ===========    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
        ACCOUNTS PAYABLE ...............................................   $    23,931    $    20,484
        CONSTRUCTION PAYABLE ...........................................        17,403         33,376
        INCOME TAXES PAYABLE ...........................................         2,457             --
        CURRENT OBLIGATION, CAPITAL LEASES .............................         5,086          6,088
        CURRENT OBLIGATION, LONG TERM DEBT .............................        10,077         10,589
        ACCRUED INTEREST ...............................................        14,630             --
        OTHER ACCRUED LIABILITIES ......................................       115,781        110,953
                                                                           -----------    -----------
                TOTAL CURRENT LIABILITIES ..............................       189,365        181,490
                                                                           -----------    -----------
Deferred Revenues ......................................................         5,219          4,743
Deferred Income Taxes ..................................................        77,165         58,831
Long Term Obligation, Capital Leases ...................................         2,867          4,447
Long Term Debt .........................................................       534,797         47,241
Commitments and Contingencies

Stockholders' Equity:
        COMMON STOCK ($.01 PAR VALUE, 75,000,000 SHARES AUTHORIZED,
                58,033,094 AND 57,984,873 SHARES ISSUED AND OUTSTANDING)           580            580
        CAPITAL IN EXCESS OF PAR VALUE .................................       968,199        966,487
        TREASURY STOCK, AT COST (6,000,000 SHARES) .....................      (210,589)            --
        RETAINED EARNINGS ..............................................       193,187        124,239
        OTHER COMPREHENSIVE INCOME .....................................        13,004         10,316
                                                                           -----------    -----------
                TOTAL STOCKHOLDERS' EQUITY .............................       964,381      1,101,622
                                                                           -----------    -----------
                                                                           $ 1,773,794    $ 1,398,374
                                                                           ===========    ===========

The accompanying notes are an integral part of these consolidated financial statements.

                          Consolidated Statements of
                          --------------------------
                                  Cash Flows
                                  ----------

(IN  THOUSANDS)
FOR THE YEARS ENDED DECEMBER 31                                                               1998          1997          1996
                                                                                         ---------     ---------     ---------
Cash Flows from Operating Activities:
NET INCOME ..........................................................................    $  68,948     $ 111,018     $  43,706
        ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
                FROM OPERATING ACTIVITIES:
                LOSS ON EARLY EXTINGUISHMENT OF DEBT ................................           --         6,571        48,521
                MASTER PLAN ASSET DISPOSITION .......................................           --        28,566        49,401
                AMORTIZATION OF DEBT OFFERING COSTS .................................        1,849         1,127         2,191
                DEPRECIATION AND AMORTIZATION .......................................       76,712        64,244        62,323
                PROVISION FOR DOUBTFUL ACCOUNTS AND DISCOUNTS .......................       40,455        31,814        38,635
                PREOPENING AND OTHER - UNCONSOLIDATED AFFILIATE .....................           --            --         7,868
                DEFERRED INCOME TAXES ...............................................       14,530        48,100       (27,696)
                UNCONSOLIDATED AFFILIATE, EARNINGS IN EXCESS OF DISTRIBUTIONS........      (25,866)      (28,749)          --
                CHANGE IN ASSETS AND LIABILITIES:
                        ACCOUNTS RECEIVABLE .........................................      (30,594)      (30,262)      (40,605)
                        PREPAID EXPENSES ............................................       (1,377)        2,756          (551)
                        INVENTORIES .................................................        4,314        (4,035)       (3,283)
                        INCOME TAXES PAYABLE ........................................        2,457       (23,653)       21,302
                        ACCOUNTS PAYABLE, ACCRUED LIABILITIES, AND OTHER.............       20,799       (24,185)       43,209
                        CURRENCY TRANSLATION ADJUSTMENT .............................         (547)          700           130
                                                                                         ---------     ---------     ---------
                NET CASH PROVIDED FROM OPERATING ACTIVITIES .........................      171,680       184,012       245,151
                                                                                         ---------     ---------     ---------

Cash Flows from Investing Activities:
        PURCHASES OF PROPERTY AND EQUIPMENT .........................................     (361,942)     (227,756)      (84,775)
        DISPOSITIONS OF PROPERTY AND EQUIPMENT, NET .................................          599           202           322
        CHANGE IN CONSTRUCTION PAYABLES .............................................      (15,973)       32,418          (809)
        INVESTMENT IN UNCONSOLIDATED AFFILIATES .....................................         (800)       (7,190)      (27,153)
        DEPOSITS AND OTHER ASSETS ...................................................      (27,617)          548        (8,400)
                                                                                         ---------     ---------     ---------
                NET CASH USED IN INVESTING ACTIVITIES ...............................     (405,733)     (201,778)     (120,815)
                                                                                         ---------     ---------     ---------

Cash Flows from Financing Activities:
        DEFEASANCE OF FIRST MORTGAGE NOTES ..........................................           --            --      (523,231)
        ISSUANCE OF LONG TERM DEBT ..................................................      500,000            --            --
        REPAYMENTS TO BANKS AND OTHERS ..............................................       (9,720)      (11,839)           --
        BORROWINGS UNDER LINES OF CREDIT ............................................       31,000        25,500        65,262
        REPAYMENTS OF LINES OF CREDIT ...............................................      (31,000)      (25,500)      (65,262)
        PURCHASE OF TREASURY STOCK ..................................................     (210,589)           --            --
        ISSUANCE OF COMMON STOCK ....................................................        1,712         2,799       350,290
                                                                                         ---------     ---------     ---------
                NET CASH PROVIDED BY FINANCING ACTIVITIES ...........................      281,403        (9,040)     (172,941)
                                                                                         ---------     ---------     ---------
Net Increase (Decrease) in Cash and Cash Equivalents ................................       47,350       (26,806)      (48,605)
Cash and Cash Equivalents at Beginning of Year ......................................       34,606        61,412       110,017
                                                                                         ---------     ---------     ---------
Cash and Cash Equivalents at End of Year ............................................    $  81,956     $  34,606     $  61,412
                                                                                         =========     =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

                            Consolidated Statements
                            -----------------------
                            of Stockholders' Equity
                            -----------------------

(DOLLAR AMOUNTS IN THOUSANDS)                  COMMON               CAPITAL IN               RETAINED                   TOTAL
FOR THE YEARS ENDED DECEMBER 31,               STOCK        COMMON  EXCESS OF    TREASURY    EARNINGS                STOCKHOLDERS'
1998, 1997, AND 1996                         OUTSTANDING    STOCK   PAR VALUE      STOCK     (DEFICIT)       OTHER      EQUITY
                                             -----------    ------  ----------  ---------    ----------    --------  ------------
BALANCE AT DECEMBER 31, 1995...............  48,774,856     $ 488   $ 623,489   $       -    $ (30,485)    $ (8,944) $  584,548
PAYMENT RECEIVED FROM NOTE RECEIVABLE......           -         -           -           -            -       10,000      10,000
ISSUANCE OF COMMON STOCK
    PURSUANT TO EMPLOYEE STOCK OPTIONS.....     413,670         4       4,929           -            -            -       4,933
ISSUANCE OF COMMON STOCK...................   8,625,000        86     326,735           -            -            -     326,821
EMPLOYEE STOCK INCENTIVE ACCRUAL...........      70,240         1       2,817           -            -            -       2,818
TAX BENEFIT FROM STOCK OPTION EXERCISES....           -         -       5,718           -            -            -       5,718
NET INCOME.................................           -         -           -           -       43,706            -      43,706
CURRENCY TRANSLATION ADJUSTMENT............           -         -           -           -            -       (5,162)     (5,162)
                                             -----------    ------  ----------  ---------    ----------    --------  ------------
Balance at December 31, 1996...............  57,883,766       579     963,688           -       13,221       (4,106)    973,382
ISSUANCE OF COMMON STOCK PURSUANT
    TO EMPLOYEE STOCK OPTIONS..............      72,302         1       1,093           -            -            -       1,094
EMPLOYEE STOCK INCENTIVE ISSUANCE......          28,805         -       1,142           -            -            -       1,142
TAX BENEFIT FROM STOCK OPTION EXERCISES....           -         -         564           -            -            -         564
NET INCOME.................................           -         -           -           -      111,018            -     111,018
CURRENCY TRANSLATION ADJUSTMENT............           -         -           -           -            -       14,422      14,422
                                             -----------    ------  ----------  ---------    ----------    --------  ------------
Balance at December 31, 1997...............  57,984,873       580     966,487           -      124,239       10,316   1,101,622
ISSUANCE OF COMMON STOCK PURSUANT TO
    EMPLOYEE STOCK OPTIONS.................      48,221         -       1,315           -            -            -       1,315
TREASURY STOCK.............................           -         -           -    (210,589)           -            -    (210,589)
TAX BENEFIT FROM STOCK OPTION EXERCISES....           -         -         397           -            -            -         397
NET INCOME.................................           -         -           -           -       68,948            -      68,948
CURRENCY TRANSLATION ADJUSTMENT............           -         -           -           -            -        2,688       2,688
                                             -----------    ------  ----------  ---------    ----------    --------  ------------
Balance at December 31, 1998...............  58,033,094     $ 580   $ 968,199   $(210,589)   $ 193,187     $ 13,004  $  964,381
                                             ===========    ======  ==========  =========    ==========    ========  ============

The accompanying notes are an integral part of these consolidated financial statements.

                             Notes to Consolidated
                             ---------------------
                             Financial Statements
                             --------------------

                NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION
                ----------------------------------------------

MGM Grand, Inc. (the "Company") is a Delaware corporation incorporated on January 29, 1986. As of December 31, 1998, approximately 73% of the outstanding shares of the Company's common stock were owned by Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly owned by Kirk Kerkorian.

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

     Through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Hotel/Casino in Darwin, Australia ("MGM Grand Australia"), which is located on 18 acres of beachfront property on the north central coast of Australia. The Company acquired MGM Grand Australia on September 7, 1995.

     The Company and Primadonna Resorts, Inc. ("Primadonna") each owned 50% of New York-New York Hotel and Casino, LLC ("NYNY LLC"), which completed development of the $460 million themed destination resort called New York-New York Hotel and Casino ("NYNY") in Las Vegas, Nevada in December 1996. NYNY commenced operations on January 3, 1997, and is located on approximately 20 acres at the northwest corner of Tropicana Avenue and Las Vegas Boulevard, across from MGM Grand Las Vegas.

     Through its wholly-owned subsidiary, MGM Grand South Africa, Inc., the Company manages three temporary casinos throughout various provinces of the Republic of South Africa. The casino in Nelspruit began operations on October 15, 1997, the casino in Witbank began operations on March 10, 1998 and the casino in Johannesburg began operations on September 28, 1998. The Company receives development and management fees from its partner, Tsogo Sun Gaming & Entertainment, which is responsible for providing all project costs.

     Through its wholly-owned subsidiary, MGM Grand Detroit, Inc., the Company and its local partners in Detroit, Michigan, formed MGM Grand Detroit, LLC to develop a hotel/casino and entertainment complex at an approximate cost of $800 million. On November 20, 1997, MGM Grand Detroit, LLC was chosen as a finalist for a development agreement to construct, own and operate one of Detroit's three new casinos. On April 9, 1998, the Detroit City Council approved MGM Grand Detroit LLC's development agreement with the City of Detroit. Construction of the project is subject to the receipt of various governmental approvals. The plans for the permanent facility call for an 800-room hotel, a 100,000 square-foot casino, signature restaurants and retail outlets, a showroom and other entertainment venues. On July 22, 1998, the Michigan Gaming Control Board adopted a resolution which allows the issuance of casino licenses to conduct gaming operations in temporary facilities. Pending receipt of a license, MGM Grand Detroit, LLC anticipates the opening of the temporary gaming facility, which will contain approximately 73,000 square feet of casino space, 2,300 slot machines, 80 table games and signature restaurants and bars, in the third quarter of 1999.

     Through its wholly-owned subsidiary, MGM Grand Atlantic City, Inc., the Company intends to construct, own and operate a destination resort hotel/casino, entertainment and retail facility in Atlantic City, New Jersey, at an approximate cost of $700 million, on approximately 35 acres of land on the Atlantic City Boardwalk. Construction of the project is subject to the receipt of various governmental approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission.


                    NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
                    ---------------------------------------

     a. Principles of Consolidation-- The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

     b. Management's Use of Estimates-- The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     c. Cash and Cash Equivalents-- Cash and cash equivalents consist of investments in bank certificates of deposit and other interest bearing instruments with initial maturities of three months or less. Such investments are carried at cost which approximate market value.

     d. Accounts Receivable-- Accounts receivable are due within one year and are recorded net of amounts estimated to be uncollectible.

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

Buildings and improvements ..................................... 15 to 40 years
Equipment, furniture and fixtures ..............................   3 to 7 years
Land improvements ..............................................       10 years
Leasehold improvements .........................................  5 to 20 years

     g. Excess of Purchase Price over Fair Market Value of Net Assets Acquired--The excess of purchase price over fair market value of net assets acquired is amortized on a straight-line basis over 40 years.

     h. Other Assets-- The cost of normal hotel operating quantities of china, silverware, glassware and utensils is recorded as an asset and is depreciated. Direct costs related to the debt offering and bank financing are being deferred and amortized over the debt repayment periods. Organizational costs are amortized on a straight-line basis over 60 months.

     i. Casino Revenues and Promotional Allowances --Casino revenue is the aggregate of gaming wins and losses. The retail value of accommodations, food and beverage, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated retail value of these promotional allowances was $66.2 million, $63.7 million and $56.2 million for the years ended December 31, 1998, 1997 and 1996, respectively. The estimated cost of providing such promotional allowances was included in casino expenses as follows:


PROMOTIONAL ALLOWANCES

(IN THOUSANDS)
YEARS ENDED DECEMBER 31,                                1998      1997      1996
                                                     -------   -------   -------
ROOMS ............................................   $11,304   $ 9,841   $ 9,487
FOOD AND BEVERAGE ................................    26,826    28,436    23,224
OTHER ............................................     4,011     2,235     2,175
                                                     -------   -------   -------
                                                     $42,141   $40,512   $34,886
                                                     =======   =======   =======

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

     k. Net Income Per Common Share-- Basic income per share of common stock is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted income per share of common stock is computed based on the assumption that options issued to employees are exercised and repurchased at the average price for the periods presented (see Note 13).

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

     n. Reclassifications-- The consolidated financial statements for prior years reflect certain reclassifications to conform with the current year presentation, which have no effect on previously reported net income.

     o. Recently issued Statement of Position - In April 1998, the American Institute of Certified Public Accountants issued SOP 98-5, "Reporting on the Costs of Start-up Activities." The new standard requires that all companies expense costs of start-up activities as those costs are incurred. The term "start-up" includes pre-opening, pre-operating and organization activities. Previously, the Company had capitalized these items until the development of the property was substantially complete and ready to open, at which time the cumulative costs were expensed. As of December 31, 1998, the Company capitalized "start-up" costs of $.7 million related to Atlantic City and $11.6 million related to Detroit. The Company will adopt SOP 98-5 in the first quarter of fiscal year 1999.


                        NOTE 3. STATEMENTS OF CASH FLOWS
                        --------------------------------

The following supplemental disclosures are provided for the Consolidated Statements of Cash Flows:

(IN THOUSANDS)
YEARS ENDED DECEMBER 31, ........................       1998      1997      1996
                                                     -------   -------   -------
Cash payments made for:
     INTEREST, NET OF AMOUNTS CAPITALIZED .......    $23,680   $ 7,916   $48,155
                                                     =======   =======   =======
     STATE AND FEDERAL INCOME TAXES .............    $15,900   $43,159   $ 3,660
                                                     =======   =======   =======

During 1997, the Company completed equipment lease financing for approximately $3.1 million at MGM Grand Las Vegas.



                          NOTE 4. ACCOUNTS RECEIVABLE
                          ---------------------------

Components of accounts receivable were as follows:

(IN THOUSANDS)
AT DECEMBER 31,

                                                                   1998     1997
                                                                -------  -------
CASINO ....................................................     $89,681  $87,442
HOTEL .....................................................      12,679   11,229
INCOME TAX RECEIVABLE .....................................           -    6,776
OTHER .....................................................       3,587      553
                                                                -------  -------
                                                                105,947  106,000
LESS: ALLOWANCE FOR DOUBTFUL ACCOUNTS AND DISCOUNTS .......     (36,831) (27,023)
                                                                -------  -------
                                                                $69,116  $78,977
                                                                =======  =======

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

                  NOTE 5. PROPERTY AND EQUIPMENT, NET
                  -----------------------------------

Property and equipment consisted of the following:

(IN THOUSANDS)
AT DECEMBER 31,                                                         1998                    1997
                                                                     ----------            ----------
LAND..............................................................   $  107,613            $  105,813
BUILDINGS AND IMPROVEMENTS........................................      929,980               663,832
EQUIPMENT, FURNITURE, FIXTURES AND LEASEHOLD IMPROVEMENTS.........      304,239               217,723
EQUIPMENT UNDER CAPITAL LEASE.....................................       18,053                18,053
CONSTRUCTION IN PROGRESS..........................................      223,772               216,898
                                                                     ----------            ----------
                                                                      1,583,657             1,222,319
LESS: ACCUMULATED DEPRECIATION AND AMORTIZATION...................     (255,935)             (189,611)
                                                                     ----------            ----------
                                                                     $1,327,722            $1,032,708
                                                                     ==========            ==========

                         NOTE 6. DEVELOPMENT PROJECTS
                         ----------------------------

The Company, along with its local partners in Detroit, Michigan, plans to develop a permanent hotel/casino and entertainment complex at an approximate cost of $800 million. On November 20, 1997, MGM Grand Detroit, LLC was chosen as a finalist for a development agreement to construct, own and operate one of Detroit's three new casinos. On April 9, 1998, the Detroit City Council approved MGM Grand Detroit, LLC's development agreement with the City of Detroit. Construction of the project is subject to the receipt of various governmental approvals. The plans for the permanent facility call for an 800-room hotel, a 100,000 square-foot casino, signature restaurants and retail outlets, a showroom and other entertainment venues. On July 22, 1998, the Michigan Gaming Control Board adopted a resolution which allows the issuance of casino licenses to conduct gaming operations in temporary facilities. During November 1998, MGM Grand Detroit, LLC commenced construction activities on its temporary casino which will consist of approximately 73,000 square feet of casino space, 2,300 slot machines, 80 table games, as well as signature restaurants and bars at an approximate cost of $200 million. Pending the receipt of its license, MGM Grand Detroit, LLC anticipates the opening of the temporary facility in the third quarter of 1999. Through December 31, 1998, approximately $26.3 million was expended and capitalized by the Company for licensing, design and construction costs for the permanent and temporary facilities.

     The Company plans to develop a hotel/casino and entertainment complex in Atlantic City, New Jersey, at a minimum approximate cost of $700 million, on approximately 35 acres of land on the Atlantic City Boardwalk. Construction of the project is subject to the receipt of various governmental approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission. Through December 31, 1998, the Company has expended and capitalized approximately $53.1 million relating primarily to land acquisition and pre-construction activities.

               NOTE 7. INVESTMENTS IN UNCONSOLIDATED AFFILIATES
               ------------------------------------------------

On December 28, 1994, the Company and Primadonna formed a joint venture to construct, own and operate the New York-New York Hotel and Casino (see Note 1). The hotel/casino opened to the public on January 3, 1997. The Company holds a 50% interest in the joint venture (see Note 20). As of December 31, 1998, the Company has contributed land valued at $41.2 million with a cost basis of $37.6 million on which the property is located and cash totaling $29.5 million. During the years ended December 31, 1998, and December 31, 1997, the Company received distributions of $4.1 million and $15.2 million, respectively from the joint venture to pay taxes on its allocated share of income. The joint venture secured bank financing of $285 million, which was subsequently amended and reduced to $210 million, and term loan financing of $20 million (see Note 9). In addition, the joint venture Partners' executed a joint and several unlimited Keep-Well Agreement in conjunction with the financing.

     Summary condensed financial information for New York-New York Hotel and Casino, LLC is as follows:

(IN THOUSANDS)
YEARS ENDED DECEMBER 31,                                                         1998                    1997
                                                                             --------                --------
NET REVENUES...................................................              $219,107                $255,253
                                                                             ========                ========
OPERATING INCOME...............................................              $ 76,628                $107,431
                                                                             ========                ========
INTEREST EXPENSE, NET..........................................              $(16,562)               $(19,425)
                                                                             ========                ========
NET INCOME.....................................................              $ 60,066                $ 88,006
                                                                             ========                ========
(IN THOUSANDS)
AT DECEMBER 31,                                                                  1998                    1997
                                                                             --------                --------

TOTAL ASSETS...................................................              $451,496                $470,252
                                                                             ========                ========
LONGTERM DEBT..................................................              $189,361                $246,403
                                                                             ========                ========
MEMBERS' EQUITY................................................              $235,176                $183,350
                                                                             ========                ========

Effective December 10, 1993, the Company through its wholly owned subsidiary, MGM Grand Hotel, Inc., and Bally's Grand Inc. ("Bally's") formed a 50/50 joint venture, MGM Grand-Bally's Monorail, LLC. The joint venture was intended to construct, own and operate the MGM Grand-Bally's Monorail. The Company contributed $2 million, $1.5 million, and $1.3 million to the joint venture as part of its operating contribution during 1998, 1997 and 1996, respectively.

     The Company has investments in unconsolidated affiliates that are accounted for under the equity method. Under the equity method, original investments are recorded at cost, and are adjusted by the Company's share of earnings, losses and distributions received from and made to these companies. The investment balance also includes interest and certain development costs capitalized during construction. Investments in unconsolidated affiliates consisted of the following:

(IN THOUSANDS)
AT DECEMBER 31,

                                                                                  1998              1997
                                                                              --------          --------
NEW YORK - NEW YORK HOTEL AND CASINO, LLC........................             $122,861          $ 96,949
MGM GRAND - BALLY'S MONORAIL, LLC................................               11,164            11,172
                                                                              --------          --------
                                                                              $134,025          $108,121
                                                                              ========          ========

The changes in the Company's investments in unconsolidated affiliates were as follows:

(IN THOUSANDS)
New York - New York Hotel and Casino, LLC                    1998          1997
                                                       ----------     ---------

INVESTMENT AT JANUARY 1,............................   $   96,949     $  60,943
EARNINGS............................................       30,032        44,003
DISTRIBUTIONS RECEIVED..............................       (4,120)      (15,160)
ADDITIONAL INVESTMENTS..............................            -         7,000
OTHER, NET..........................................            -           163
                                                       ----------     ---------
INVESTMENT AT DECEMBER 31,..........................   $  122,861     $  96,949
                                                       ==========     =========

(IN THOUSANDS)
MGM Grand-Bally's Monorail, LLC                              1998          1997
                                                       ----------     ---------

INVESTMENT AT JANUARY 1,............................   $   11,172     $  11,953
COSTS OF OPERATIONS.................................         (808)         (808)
ADDITIONAL INVESTMENT...............................          800            27
                                                       ----------     ---------
INVESTMENT AT DECEMBER 31,..........................   $   11,164     $  11,172
                                                       ==========     =========

                       NOTE 8. OTHER ACCRUED LIABILITIES
                       ---------------------------------

Other accrued liabilities consisted of the following:

(IN THOUSANDS)
AT DECEMBER 31,                                             1998            1997
                                                      ----------       ---------

ACCRUED SALARIES AND RELATED........................  $   38,422       $  35,115
CASINO FRONT MONEY..................................      24,945          26,393
CASINO CHIP LIABILITY...............................      12,198          17,204
OTHER LIABILITIES...................................      40,216          32,241
                                                      ----------       ---------
                                                      $  115,781       $ 110,953
                                                      ==========       =========

                            NOTE 9.  LONG TERM DEBT
                            -----------------------

Long term debt consisted of the following:

(IN THOUSANDS)
AT DECEMBER 31,                                               1998       1997
                                                            --------   --------

6.95% SENIOR COLLATERALIZED NOTES DUE FEBRUARY 1, 2005....  $300,000   $    -
6.875% SENIOR COLLATERALIZED NOTES DUE FEBRUARY 6, 2008...   200,000        -
AUSTRALIAN HOTEL/CASINO LOAN DUE DECEMBER 1, 2002.........    44,874     57,830
SENIOR REDUCING REVOLVING CREDIT FACILITY.................         -        -
                                                            --------   --------
                                                             544,874     57,830
LESS: CURRENT MATURITIES..................................   (10,077)   (10,589)
                                                            --------   --------
                                                            $534,797   $ 47,241
                                                            ========   ========

Total interest incurred during 1998, 1997 and 1996 was $40.1 million, $9 million and $40.8 million, respectively, of which $15.5 million, $7.8 million and $7 million were capitalized in 1998, 1997 and 1996, respectively.

     On July 3, 1996, the Company deposited $523.2 million (the "Defeasance Deposit") with the Trustee, U.S. Trust of California, to fund the defeasance of FMN in accordance with the terms of the bond indenture. The Defeasance Deposit was made in the form of U.S. Government securities and was used to fund interest payments on the FMN through May 1, 1997, at which date the 11.75% and 12% FMN were called at 101.958% and 105.333% of their outstanding principal, respectively. On October 29, 1996, the liens on the assets of MGM Grand Hotel, Inc. were released and accordingly, the defeasance was finalized. The early extinguishment of the FMN resulted in an extraordinary loss of approximately $30.8 million, net of income tax benefits.

     On July 1, 1996, the Company secured a $500 million Senior Reducing Revolving Credit Facility with BA Securities (the "Facility"), an affiliate of Bank of America NT&SA. In August 1996, the Facility was increased to $600 million. In July 1997, the Facility was amended, extended and increased to $1.25 billion (the "New Facility"), with provisions to allow an increase of the New Facility to $1.5 billion as well as to allow additional pari passu debt financing up to $500 million. As a result of the New Facility, the Company recognized an extraordinary loss of approximately $4.2 million, net of income tax benefits, due to the write-off of unamortized debt costs from the Facility during 1997. The New Facility contains various restrictive covenants on the Company which include the maintenance of certain financial ratios and limitations on additional debt, dividends, capital expenditures and disposition of assets. The New Facility also restricts certain acquisitions and similar transactions. Interest on the New Facility is based on the bank reference rate or Eurodollar rate and as of December 31, 1998, the Company's borrowing rate was approximately 5.8%. The New Facility matures in December 2002, with the opportunity to extend the maturity for successive one-year periods. During the year ended December 31, 1998, $31 million was drawn down and repaid against the New Facility and no amounts remained outstanding as of December 31, 1998.

     The Company filed a Shelf Registration Statement with the Securities and Exchange Commission which became effective on August 4, 1997. The Shelf Registration Statement allows the Company to issue up to $600 million of debt and equity securities. On February 2 and February 6, 1998, the Company completed public offerings totaling $500 million of Senior Collateralized Notes in tranches of 7 and 10 years. The 7-year tranche of $300 million carries a coupon of 6.95%, while the 10-year tranche of $200 million carries a coupon of 6.875%. Both tranches are initially secured equally and ratably with the New Facility and security may be removed equally with the New Facility at the Company's option, and upon the occurrence of certain events, including the maintenance of investment grade ratings. These Senior Collateralized Notes are pari passu with the New Facility and contain various restrictive covenants as does the New Facility. The Senior Collateralized Notes and the New Facility are collateralized by substantially all the assets of the Company except for assets of certain unrestricted subsidiaries. Based on the quoted market value of the Senior Collateralized Notes at December 31, 1998, the fair value of the 7-year and 10-year tranches were $280.5 million and $179.9 million, respectively.

     On September 7, 1995, the Company completed the acquisition of MGM Grand Australia (formerly the Diamond Beach Hotel/Casino) in Darwin, Australia. The acquisition cost was financed by an Australian bank facility which provided a total availability of approximately $64.4 million (AUD $105 million) and includes funding for general corporate purposes. During 1998, the facility was reduced by principal payments totaling $9.7 million (AUD $15.6 million) made in accordance with the terms of the bank facility, and as of December 31, 1998, $44.9 million (AUD $73.2 million) remained outstanding. Interest on the Australian facility is based on the bank bill rate and was approximately 5.3% and 5.8% as of December 31, 1998 and 1997, respectively. The facility matures in December 2002, and the indebtedness has been guaranteed by the Company.

     MGM Grand Australia has a $12.3 million (AUD $20 million) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes. During the year ended December 31, 1998, no amounts were borrowed under the line of credit and no amounts were outstanding as of December 31, 1998, and 1997, respectively. Maturities of the Company's long-term debt are as follows:

(IN THOUSANDS)
YEARS ENDING DECEMBER 31

1999..................................  $ 10,077
2000..................................    10,077
2001..................................    10,151
2002..................................    14,569
THEREAFTER............................   500,000
                                        --------
TOTAL.................................  $544,874
                                        ========

On September 15, 1995, NYNY LLC completed its bank financing for up to $225 million (see Note 1), which was increased to $285 million during September 1996. The non-revolving construction line of credit converted to a five-year reducing revolver upon completion of construction and commencement of operations of NYNY on January 3, 1997. On October 8, 1998, the NYNY LLC five-year reducing revolver was amended and reduced to $210 million. The Company and Primadonna (the "Partners") guaranteed completion of the project as a condition to facility availability, and have executed a joint and several unlimited Keep-Well Agreement, which provides that in the event of insufficient cash flow from NYNY to comply with financial covenants, the Partners will make cash infusions which are sufficient to bring NYNY LLC into compliance with the financial covenants. The first draw down occurred on September 30, 1995, and as of December 31, 1998, $178.5 million was outstanding under the facility. During 1998, $66.6 million in principal repayments were made by NYNY LLC. On January 21, 1997, NYNY LLC completed an additional $20 million equipment financing with a financial institution. As of December 31, 1998, $14.4 million remained outstanding related to the equipment financing.

     As of December 31,1998, the Company was in compliance with all covenant provisions associated with the aforementioned obligations.

                    NOTE 10.  COMMITMENTS AND CONTINGENCIES
                    ---------------------------------------

The Company and its subsidiaries lease buildings and equipment under non-cancelable operating lease agreements which expire at various times through the year 2003. The leases generally provide that the Company pay taxes, insurance and maintenance expenses related to leased assets.

     At December 31, 1998, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:


(IN THOUSANDS)
YEARS ENDING DECEMBER 31,                              OPERATING                CAPITAL
                                                          LEASES                 LEASES
                                                       ---------             ----------
1999................................................   $     643             $    5,372
2000................................................         519                  3,047
2001................................................         429                      -
2002................................................         429                      -
2003................................................         429                      -
THEREAFTER                                                     -                      -
                                                       ---------             ----------
TOTAL MINIMUM LEASE PAYMENT.........................   $   2,449                  8,419
                                                       =========

AMOUNT REPRESENTING INTEREST........................................               (466)
                                                                             ----------
TOTAL OBLIGATION UNDER CAPITAL LEASES...............................              7,953
LESS:  AMOUNT DUE WITHIN ONE YEAR...................................             (5,086)
                                                                             ----------
AMOUNT DUE AFTER ONE YEAR...........................................         $    2,867
                                                                             ==========

Rental expense on the non-cancelable operating leases was $1.7 million, $2.5 million and $3.7 million for the years ended December 31, 1998, 1997 and 1996, respectively.

                       NOTE 11.  STOCKHOLDERS' EQUITY
                       ------------------------------

On July 2, 1996, the Company completed a public offering (the "Offering") of 8.6 million shares of commom stock (including an underwriter's over allotment option to purchase 1.1 million shares of commom stock). Based on an Offering price of $39.50 per share and associated costs incurred, the net proceeds were approximately $327 million. The net proceeds from the Offering were used for the defeasance of the MGM Grand Hotel Finance Corp. FMN (see Note 9).

        On May 7, 1996, the Company made a commitment to grant 15 shares of Company common stock to each of its employees in exchange for continued active employment through the one-year anniversary date of the commitment. As a result of the stock grant commitment, deferred compensation was charged to stockholders' equity and amortized monthly to compensation expense over the one-year commitment period. On May 7, 1997, 99,045 shares were issued to employees as a result of the commitment. Over the life of the commitment, approximately $4 million was amortized to expense, of which $1.2 million and $2.8 million of such expense were recognized during the years ended December 31, 1997 and 1996, respectively.

        On May 24, 1995, and as amended, the Company entered into an agreement with Don King Productions, Inc. ("DKP") to present six of Mike Tyson's fights. Pursuant to the agreement, the Company made a non-interest bearing working capital advance of $15 million to DKP, sold to DKP 618,557 treasury shares of the Company's Common Stock (the "Shares") for $15 million in exchange for a non-interest bearing promissory note which was repaid, and provided a guaranteed future share price of $48.50. The original agreement was amended by a Trust Agreement dated October 23, 1996, in which the Shares were placed in the name of, and held by, an independent trustee, pending disposition at the direction of the Company. The Company and DKP determined to terminate the agreement, and on September 25, 1997, after solicitation of competitive bids, the Shares held by the Trustee were sold to Tracinda at the price of $44.50 per share for an aggregate consideration of $27.5 million. The Company was repaid the $15 million working capital advance and the remaining consideration in the amount of $12.5 million was paid to DKP. As a result of this transaction, the Company reversed approximately $5.9 million of previously expensed stock price guarantee amortization during 1997.

        On June 23, 1998, the Company announced a $35.00 per share cash tender offer for up to 6 million shares of Company commom stock as part of a 12 million share repurchase program. The offer commenced on July 2, 1998 and expired on July 31, 1998. Based upon final results, 10.8 million shares of the Company's common stock were tendered, and accordingly, the shares were prorated. The total acquisition cost of the tendered shares was approximately $210.6 million. The company anticipates that, depending on market conditions, the remaining 6 million shares in the repurchase program may be acquired in the open market, in private transactions, through a tender offer, offers otherwise.

                        NOTE 12.  COMPREHENSIVE INCOME
                        ------------------------------

Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income, requires that the Company disclose comprehensive income and its components. The objective of SFAS 130 is to report a measure of all changes in equity of a company that result from transactions and other economic events of the period other than transactions with stockholders. Comprehensive income is the total of net income and all other non-stockholder changes in equity ("Other Comprehensive Income").

        The Company has recorded currency translation adjustments as Other Comprehensive Income in the accompanying financial statements. Comprehensive income is calculated as follows:

(IN THOUSANDS)
YEARS ENDED DECEMBER 31,                                1998             1997
                                                   ---------        ---------

NET INCOME .................................       $  68,948        $ 111,018
CURRENCY TRANSLATION ADJUSTMENT ............           2,688           14,422
                                                   ---------        ---------
COMPREHENSIVE INCOME .......................       $  71,636        $ 125,440
                                                   =========        =========

                         NOTE 13.  EARNINGS PER SHARE
                         ----------------------------

The Company accounts for Earnings per Share according to Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 presents two EPS calculations: (i) basic earnings per common stock which is computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods presented, and (ii) diluted earnings per common share which is determined on the assumption that options issued pursuant to the Company's stock option plans (see Note 14) are exercised and repurchased at the average price for the periods presented.

(IN THOUSANDS EXCEPT SHARE DATA)
YEARS ENDED DECEMBER 31,                           1998         1997       1996
                                               ---------    ---------  ---------

NET INCOME ...............................     $  68,948    $ 111,018  $  43,706
                                               =========    =========  =========
WEIGHTED AVERAGE BASIC SHARES ............        55,678       57,475     52,759
                                               =========    =========  =========
BASIC EARNINGS PER SHARE .................     $    1.24    $    1.93  $    0.83
                                               =========    =========  =========
WEIGHTED AVERAGE DILUTED SHARES ..........        56,342       58,835     54,257
                                               =========    =========  =========
DILUTED EARNINGS PER SHARE ...............     $    1.22    $    1.89  $    0.81
                                               =========    =========  =========

Weighted average diluted shares include the following: options to purchase approximately 664,000, 877,000, and 962,000 shares issued pursuant to the Company's stock option plans (see Note 14) for the years ended December 31, 1998, 1997 and 1996, respectively; employee grant shares of approximately 29,000 and 22,000 for the years ended December 31, 1997 and 1996, respectively (see
Note 11); and DKP shares of approximately 454,000 and 514,000 for the years ended December 31, 1997 and 1996, respectively (see Note 11).

                          NOTE 14. STOCK OPTION PLANS
                          ---------------------------

The Company has adopted nonqualified stock option plans and incentive stock plans which provide for the granting of stock options pursuant to the applicable provisions of the Internal Revenue Code and regulations. The aggregate options available under the plans are 6.5 million shares. The Company had granted options of approximately 5.6 million shares through December 31, 1998.

        The plans are administered by the Compensation and Stock Option Committee of the Board of Directors. Salaried officers and other key employees of the Company and its subsidiaries are eligible to receive options. The exercise price in each instance is 100% of the fair market value of the Company's common stock on the date of grant. The options have ten-year terms and are exercisable in four and five annual installments.

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

        On June 22, 1998, the Compensation and Stock Option Committee of the Board of Directors approved an offer to employees to reprice their out-of-the-money options (covering an aggregate of 1,820,950 shares). The original options had exercise prices ranging from $33.1875 to $44.125, and the new options have an exercise price of $26.625. For holders who accepted the new price, certain conditions were adopted including (1) commencement of a new holding period for vesting of options (whether or not the initial options had vested) and (2) a one-year extension of employee employment contracts, at the Company's option, where applicable. The repricing offer was not made to the Company's outside directors. Such repricing did not affect options held by the Chairman or the President of the Company.

        Had the Company accounted for these plans under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

(IN THOUSANDS)                                  1998           1997        1996
                                          ----------    -----------  ----------

Net income:
        AS REPORTED .................     $  68,948     $  111,018   $   43,706
                                          =========     ==========   ==========
        PRO FORMA ...................     $  66,047     $  110,235   $   34,981
                                          =========     ==========   ==========
Basic earnings per share:
        AS REPORTED .................     $    1.24     $     1.93   $     0.83
                                          =========     ==========   ==========
        PRO FORMA ...................     $    1.19     $     1.92   $     0.66
                                          =========     ==========   ==========
Diluted earnings per share:
        AS REPORTED .................     $    1.22     $     1.89   $     0.81
                                          =========     ==========   ==========
        PRO FORMA ...................     $    1.17     $     1.87   $     0.64
                                          =========     ==========   ==========

A summary of the status of the Company's fixed stock option plan for each of the years in the period ended December 31, 1998, 1997 and 1996 is presented below (there are no options outstanding under the Incentive Stock Option Plan):

                                               1998                           1997                            1996
                                       --------------------------    ---------------------------     -----------------------
                                                         WEIGHTED                       WEIGHTED                    WEIGHTED
                                                         AVERAGE                         AVERAGE                     AVERAGE
                                        SHARES           EXERCISE      SHARES           EXERCISE       SHARES       EXERCISE
                                        (000'S)           PRICE        (000'S)             PRICE       (000'S)         PRICE
                                       --------       -----------    ----------      -----------     ----------     --------
OUTSTANDING AT BEGINNING OF THE YEAR..    3,642           $28.82       3,213            $27.26           3,102        $22.67
        GRANTED.......................    3,167           $29.21         727            $36.26             765        $35.12
        EXERCISED.....................      (49)          $27.11         (72)           $15.09            (414)       $11.92
        FORFEITED.....................   (2,059)          $36.41        (226)           $35.19            (240)       $26.35
        EXPIRED.......................        -           $    -           -            $    -               -        $    -
                                        -------                        -----                             -----

OUTSTANDING AT END OF THE YEAR........    4,701           $25.78       3,642            $28.82           3,213        $27.26
                                        =======                        =====                             =====

EXERCISABLE AT END OF THE YEAR........    1,359           $23.89         783            $24.24             220        $14.38
                                        =======                        =====                             =====

WEIGHTED AVERAGE FAIR VALUE
        OF OPTIONS GRANTED............                    $13.61                        $16.98                        $22.89
                                                          ======                        ======                        ======

The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                                         OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                               -----------------------------------------   ---------------------------
                                                    WEIGHTED
                                                     AVERAGE     WEIGHTED                      WEIGHTED
                                       NUMBER      REMAINING      AVERAGE         NUMBER        AVERAGE
                                  OUTSTANDING    CONTRACTUAL     EXERCISE    EXERCISABLE       EXERCISE
RANGE OF EXERCISE PRICES        AT 12/31/1998   LIFE (YEARS)        PRICE  AT 12/31/1998          PRICE
                               --------------   ------------    ---------  -------------     ----------
$10.25 -$20.00 ...........           241,700            2.5      $  12.82        233,700       $  12.61
$20.01 -$25.00 ...........           626,350            8.0      $  24.41        144,900       $  24.40
$25.01 -$30.00 ...........         3,639,800            8.2      $  26.39        945,100       $  26.09
$30.01 -$35.00 ...........           109,100            8.6      $  32.99          4,000       $  34.25
$35.01 -$40.00 ...........            56,425            7.9      $  35.49         14,825       $  35.63
$40.01 -$45.00 ...........            27,400            6.1      $  40.84         16,200       $  40.95
                                  ----------       --------      --------      ---------       --------
                                   4,700,775            7.9      $  25.78      1,358,725       $  23.89
                                  ==========       --------      ========      =========       ========

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively; risk-free interest rates 6%, 6%, and 6.1%, respectively; no expected dividend yields for the years presented; expected lives of 6 years for all years; and expected volatility of 36% for 1998, 38% for 1997, and 39% for 1996.

        The Company has agreements with 138 executives which provide that, upon a change of control, any unvested stock options covered by such agreements become exercisable. The total number of stock options subject to such agreements is 4.7 million, of which 4.6 million options become immediately exercisable, and the remaining .1 million options become exercisable if employment status is diminished within twelve months following a change in control.

                  NOTE 15. EMPLOYEE PENSION AND SAVINGS PLANS
                  -------------------------------------------

Participation in the MGM Grand Hotel, Inc. 401(k) employee savings plan is available for all full time employees. The savings plan allows participants to defer, on a pre-tax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. MGM Grand Hotel, Inc. matches 25% of employee contributions up to a maximum of 1% of participating employee's eligible gross wages. Additionally, MGM Grand Hotel, Inc. makes contributions to the employees' savings plan based on length of service, which vest over a five-year period. For the periods ended December 31, 1998, 1997 and 1996, MGM Grand Hotel, Inc. contributions under this arrangement were $4.1 million, $3.4 million, and $3.1 million, respectively.

        Effective November 1994, the Company and MGM Grand Hotel, Inc. adopted a Nonqualified Deferred Retirement Plan for certain key employees not a part of a collective bargaining unit. The Nonqualified Deferred Retirement Plan allows participants to defer, on a pre-tax basis, a portion of their salary and accumulate tax deferred earnings, plus interest, as a retirement fund. These deferrals are in addition to those allowed under the MGM Grand Hotel, Inc. 401(k) savings plan. All deferred amounts vest immediately. There are no employer matching contributions made under this plan. The full amount vested in a participant's account will be distributed to a participant following termination of employment, normal retirement or in the event of disability or death.

        Effective with the September 1995 acquisition of MGM Grand Australia (see Note 1), an Australian employee retirement fund was acquired. The fund is subject to the Superannuation Industry (Supervision) Act of 1993, imposing a legal obligation on MGM Grand Australia to contribute to all employees. MGM Grand Australia maintains two categories for the plan, depending on employment status: category (A) for executive employees and category (B) for staff. Death and Disablement benefits are provided for all members; however, category (A) members receive increased coverages under both benefits. MGM Grand Australia contributes 6% of salary to satisfy the Superannuation Guarantee Legislation, and allows participants to defer, on a pre-tax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. The full amount vested in members' retirement accounts is payable to the member following termination of employment, under certain circumstances or normal retirement. During 1998, MGM Grand Australia contributed under these arrangements $269,000 and $547,000 for the executive employees and staff, respectively. During 1997, MGM Grand Australia contributed under these arrangements $154,000 and $458,000 for the executive employees and staff, respectively. During 1996, MGM Grand Australia contributed under these arrangements $196,000 and $617,000 for the executive employees and staff, respectively.

                    NOTE 16. MASTER PLAN ASSET DISPOSITION
                    --------------------------------------

During 1997, the Company enhanced and increased the Master Plan to approximately $570 million, and wrote off assets with a net book value of $28.6 million (pre-tax) which included the original swimming pool facility, to be replaced by the Mansion at the MGM Grand consisting of 29 exclusive suites and villas, and certain theme park assets. During September 1996, the Company determined to write off various assets with a net book value of $49.4 million (pre-tax) as a result of the MGM Grand Las Vegas $250 million Master Plan property construction enhancements associated with the transformation of the facility into "The City of Entertainment." The affected areas included certain assets related to the theme park which totaled approximately $39.6 million to make way for the newly completed Conference Center and pool and spa complex; approximately $8.6 million related to the removal of the lion entrance and Emerald City which has been replaced with a new mezzanine entry, a Rainforest Cafe, Studio 54 nightclub and a remodeled Entertainment casino among other attractions; and approximately $1.2 million representing certain food court and midway/arcade areas which have been transformed into the Studio Walk, a replica of a sound stage featuring Hollywood landmarks.

                             NOTE 17. INCOME TAXES
                             ---------------------

The Company accounts for Income Taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At December 31, 1998, the Company believes that it is more likely than not that its deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. Accordingly, there is no valuation allowance at December 31, 1998.

        The provision for income taxes and income from continuing operations before extraordinary item for the years ended December 31, 1998, 1997 and 1996 is as follows:

(IN THOUSANDS)
YEARS ENDED DECEMBER 31,                  1998            1997            1996
                                    ----------     -----------      ----------

CURRENT - FEDERAL.................. $   24,791     $    14,207      $   31,014
DEFERRED - FEDERAL.................     15,789          50,838          (6,380)
                                    ----------     -----------      ----------
    PROVISION FOR INCOME TAXES..... $   40,580     $    65,045      $   24,634
                                    ==========     ===========      ==========

Reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:

YEARS ENDED DECEMBER 31,                  1998            1997            1996
                                          ----            ----            ----

FEDERAL INCOME TAX RATE ...........       35.0%           35.0%           35.0%
PERMANENT AND OTHER ITEMS..........        2.0             1.1             6.2
CHANGES IN VALUATION ALLOWANCE.....          -               -           (16.4)
                                          ----            ----            ----
EFFECTIVE TAX RATE.................       37.0%           36.1%           24.8%
                                          ====            ====            ====

As of December 31, 1998, the major tax affected components of the Company's net deferred tax liability are as follows:

(IN THOUSANDS)                                   1998           1997
                                                ------       --------
Deferred Tax Assets

        NET OPERATING LOSS CARRYFORWARD....   $      -       $  1,929
        BAD DEBT RESERVE...................     12,234          6,586
        HOTEL PREOPENING EXPENSES..........          -          2,781
        TAX CREDIT CARRYFORWARDS...........     29,492         27,219
                                              --------       --------
                                                41,726         38,515
                                              --------       --------

Deferred Tax Liabilities

        DEPRECIATION AND AMORTIZATION......    (75,532)       (65,144)
        ACCRUALS, RESERVES AND OTHER.......     (9,261)        (1,908)
                                              --------       --------
                                               (84,793)       (67,052)
                                              --------       --------
Net Deferred Tax (Liability) Asset.........   $(43,067)      $(28,537)
                                              ========       ========

For U.S. Federal income tax return purposes, the Company has an alternative minimum tax credit carryforward of $26 million which does not expire, and a general business tax credit carryforward of $3.5 million which expires in different periods through 2012.

                      NOTE 18. RELATED-PARTY TRANSACTIONS
                      -----------------------------------

In conjunction with the Company's 50% interest in the MGM Grand-Bally's Monorail, LLC, the Company, through its wholly-owned subsidiary, MGM Grand Hotel, Inc., contributed approximately $2 million, $1.5 million, and $1.3 million to the joint venture as part of its operating contribution during 1998, 1997 and 1996, respectively.

        The Company, through its wholly-owned subsidiary MGM Grand Hotel, Inc., has entered into an agreement to lease space in NYNY to operate a race book and sports pool. The terms of the lease are for ten years from the commencement date of January 3, 1997, with an option for an additional term of ten years. MGM Grand Hotel, Inc. is obligated to pay to NYNY the greater of a minimum annual rent of $.2 million or percentage rent based upon gross revenue, as defined by the Nevada Gaming Authorities. The percentage rent is based on a graduated scale of gross revenue at percentages ranging from 12 to 15%. During 1998 and 1997, approximately $.4 million and $.5 million, respectively, were paid under this agreement. Additionally, MGM Grand Hotel, Inc. leased office facilities to NYNY during 1996 for which it received rental payments of approximately $.1 million, and provided various other hotel goods and services for which NYNY paid approximately $.1 million and $.2 million during 1998 and 1997, respectively. On September 4, 1996, the Company also entered into an agreement with NYNY to provide exclusive floral services through its wholly-owned subsidiary, MGM Grand Merchandising, Inc., at rates generally comparable to those offered by third parties. Payments were made by NYNY totaling $.1 million under the floral service contract for each of 1998 and 1997. The Company and NYNY have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

     For the years ended December 31, 1998, and 1997, the Company and its subsidiaries rented aircraft from Tracinda for various business purposes. The aggregate amount of rental payments were $.3 million and $.5 million, respectively, and the rent payments were at rates which management believes are generally below those offered by third parties. The Company and Tracinda have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

     During 1998, the Company made no additional contributions to NYNY LLC, compared with $7 million during 1997. The Company received approximately $4.1 million and $15.2 million in distributions from NYNY LLC during 1998 and 1997, respectively, to pay taxes on its allocated share of income.

     In August 1998, Tracinda agreed to sell its building and land (approximately .56 acre located in Las Vegas, Nevada) to the Company's subsidiary, MGM Grand Hotel, Inc., for $1.8 million. The Company, based on appraisals it received, believes that this purchase was on terms comparable to what it could have obtained for the land and building on an arms-length basis in an equivalent transaction with a third party.

     Pursuant to an agreement dated December 23, 1996, between MGM Grand Hotel, Inc. and MGM Home Entertainment, Inc. ("MGM-HE"), a California-based motion picture studio in which Tracinda has an approximate 89.6% ownership interest, MGM Grand Hotel, Inc. can utilize key art and still photographs from certain Metro Goldwyn Mayer, Inc. and United Artists Corporation motion pictures for the period commencing on December 27, 1996 and ending on July 1, 1997, which was subsequently extended to December 31, 1997. In exchange, MGM Grand Hotel, Inc. agreed to promote MGM-HE motion picture video cassettes for availability in one or more retail venues. During 1998 and 1997, MGM Grand Hotel, Inc. purchased video cassettes and other MGM-HE merchandise of approximately $.1 million and $.3 million, respectively, at rates which management believes are generally comparable to those offered to third parties. In addition, MGM Grand Hotel, Inc. provided various goods and services during 1998 to MGM-HE which, individually and in the aggregate, are not material.

     Pursuant to a License Agreement between a predecessor in interest to the Company and Metro Goldwyn Mayer Film Co. dated February 29, 1980, the Company has an exclusive royalty-free license in perpetuity to use certain trademarks, trade names and logos in and in connection with the Company's hotel/gaming business and other businesses, excluding the film entertainment business.

     During the three-year periods ended December 31, 1998, 1997 and 1996, the Company and MGM-HE have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.


                         NOTE 19. PROPERTY PERFORMANCE
                         -----------------------------

The Company operates in the hotel/casino industry through the operations of MGM Grand Las Vegas, which commenced operations on December 18, 1993, MGM Grand Australia, which was acquired on September 7, 1995 (see Note 1), its 50% interest in NYNY LLC, which commenced operations on January 3, 1997 (see Notes 1 and 20), MGM Grand South Africa manages three temporary casinos one each in Nelspruit (opened on October 15, 1997), Witbank (opened on March 10, 1998) and Johannesburg (opened on September 28, 1998) (see Note 1). Sales between properties are immaterial and generally at prices approximately equal to those charged to unaffiliated customers.

(IN  THOUSANDS)
FOR THE YEARS ENDED  DECEMBER  31,                                    1998            1997           1996
                                                               -----------     -----------    -----------
Net revenues:
     HOTEL/CASINO............................................  $   735,501     $   773,797    $   800,189
     INCOME FROM UNCONSOLIDATED AFFILIATE....................       38,362          53,800              -
                                                               -----------     -----------    -----------
                                                               $   773,863     $   827,597    $   800,189
                                                               ===========     ===========    ===========
Operating income (loss):
     HOTEL/CASINO............................................  $   103,901     $   169,160    $   196,585
     INCOME FROM UNCONSOLIDATED AFFILIATE....................       38,362          53,800              -
     MASTER PLAN ASSET DISPOSITION...........................            -         (28,566)       (49,401)
     CORPORATE EXPENSE.......................................      (10,689)         (3,424)       (10,022)
     PREOPENING AND OTHER - UNCONSOLIDATED AFFILIATE.........            -               -         (7,868)
                                                               -----------     -----------    -----------
                                                               $   131,574     $   190,970    $   129,294
                                                               ===========     ===========    ===========
Identifiable assets:
     HOTEL/CASINO............................................  $ 1,719,436     $ 1,390,215    $ 1,254,602
     CORPORATE...............................................       54,358           8,159         33,087
                                                               -----------     -----------    -----------
                                                               $ 1,773,794     $ 1,398,374    $ 1,287,689
                                                               ===========     ===========    ===========
Capital expenditures:
     HOTEL/CASINO............................................  $   349,131     $   227,658    $    84,544
     CORPORATE...............................................       12,811              98            231
                                                               -----------     -----------    -----------
                                                               $   361,942     $   227,756    $    84,775
                                                               ===========     ===========    ===========
Depreciation and amortization:
     HOTEL/CASINO............................................  $    76,284     $    64,104    $    62,196
     CORPORATE...............................................          428             140            127
                                                               -----------     -----------    -----------
                                                               $    76,712     $    64,244    $    62,323
                                                               ===========     ===========    ===========


                    NOTE 20. SUBSEQUENT EVENTS (UNAUDITED)
                    --------------------------------------

During December 1998, the Company and Primadonna entered into a definitive merger agreement whereby MGM Grand, Inc. would acquire Primadonna in an all stock transaction plus the assumption of debt. The terms of the merger provided for Primadonna's stockholders to receive 0.33 shares of the Company's common stock for each share of Primadonna stock held, or a total of approximately 9.5 million shares of MGM Grand, Inc. common stock.

     On March 1, 1999, the merger with Primadonna was completed making Primadonna a wholly-owned subsidiary of the Company. Primadonna owns and operates three hotel/casino resorts on both sides of Interstate 15 at the California/Nevada border in Primm, Nevada (Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort), a 50% interest in NYNY LLC (which now becomes 100% owned by the Company) and two championship golf courses located four miles south of Primm in California. The Primm, Nevada hotel/casinos are located on approximately 143 acres of leased land. Primadonna owns approximately 16 acres of land in Nevada immediately north of Buffalo Bill's and approximately 573 acres of land in California where the golf courses are located. Approximately 125 of these acres are available for future development.

     As of March 1, 1999, the Company assumed approximately $315 million of long term debt related to the Primadonna acquisition, which includes Primadonna's 50% share of NYNY LLC's long-term debt.

     On February 24, 1999, the Company, along with its Detroit partners, received commitments from a consortium of banks for a new five-year $230 million credit facility. Approximately two-thirds of the commitments are from Michigan-based banks, mostly from the greater metropolitan Detroit area. The facility may be increased to $250 million at the Company's discretion. Proceeds from the new facility will be used to finance the development and construction of the temporary and permanent casino complexes and for general working capital. The facility will be secured by substantially all of the assets of MGM Grand Detroit, LLC's temporary facility and will be guaranteed by the Company.

                            Report of Independent
                            ---------------------
                              Public  Accountants
                              -------------------


        TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF MGM GRAND, INC.:
        --------------------------------------------------------------

We have audited the accompanying consolidated balance sheets of MGM Grand, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGM Grand, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 1998, in conformity with generally accepted accounting principles.

                              ARTHUR ANDERSEN LLP



                               Las Vegas, Nevada
                               February 1, 1999

                              Selected Quarterly
                              ------------------
                               Financial Results
                               -----------------

(IN THOUSANDS EXCEPT SHARE DATA) (UNAUDITED)                                            QUARTER
                                                            --------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997                   FIRST          SECOND          THIRD         FOURTH        TOTAL
                                                            ----------      ----------     ----------     ----------   ----------
1998
     NET REVENUES.........................................  $  179,847      $  185,365     $  193,707     $  214,944   $  773,863
     OPERATING PROFIT BEFORE NON-RECURRING
          ITEMS AND CORPORATE EXPENSE.....................      30,609          30,040         34,896         46,718      142,263
     OPERATING INCOME.....................................      28,158          27,103         34,182         42,131      131,574
     INCOME BEFORE INCOME TAXES...........................      25,409          23,515         26,643         33,961      109,528
     NET INCOME...........................................      16,262          14,399         17,052         21,235       68,948

BASIC INCOME PER SHARE OF COMMON STOCK:
     NET INCOME...........................................  $     0.28      $     0.25     $     0.31     $     0.41   $     1.24
                                                            ==========      ==========     ==========     ==========   ==========

DILUTED INCOME PER SHARE OF COMMON STOCK:
     NET INCOME...........................................  $     0.28      $     0.25     $     0.31     $     0.41   $     1.22
                                                            ==========      ==========     ==========     ==========   ==========

1997
     NET REVENUES.........................................  $  197,498      $  209,085     $  208,399     $  212,615   $  827,597
     OPERATING PROFIT BEFORE NON-RECURRING
          ITEMS AND CORPORATE EXPENSE.....................      53,038          57,368         56,419         56,135      222,960
     OPERATING INCOME.....................................      51,549          54,079         31,319         54,023      190,970
     INCOME BEFORE INCOME TAXES
          AND EXTRAORDINARY ITEM..........................      48,077          51,437         28,984         51,803      180,301
     NET INCOME...........................................      30,150          32,999         14,456         33,413      111,018

BASIC INCOME PER SHARE OF COMMON STOCK:
     INCOME BEFORE EXTRAORDINARY ITEM.....................  $     0.52      $     0.57     $     0.32     $     0.58   $     2.00
     EXTRAORDINARY ITEM...................................           -               -          (0.07)             -        (0.07)
                                                            ----------      ----------     ----------     ----------   ----------

     NET INCOME...........................................  $     0.52      $     0.57     $     0.25     $     0.58   $     1.93
                                                            ==========      ==========     ==========     ==========   ==========

DILUTED INCOME PER SHARE OF COMMON STOCK:
     INCOME BEFORE EXTRAORDINARY ITEM.....................  $     0.51      $     0.56     $     0.32     $     0.57   $     1.96
     EXTRAORDINARY ITEM...................................           -               -          (0.07)             -        (0.07)
                                                            ----------      ----------     ----------     ----------   ----------

     NET INCOME...........................................  $     0.51      $     0.56     $     0.25     $     0.57   $     1.89
                                                            ==========      ==========     ==========     ==========   ==========

                             Investor Information
                             --------------------

The following table represents the high and low trading prices of the Company's common stock:

FOR THE YEARS ENDED DECEMBER 31,        1998                1997
                                 ------------------  ------------------
                                   HIGH       LOW      HIGH       LOW
                                 -------    -------  --------   -------
FIRST QUARTER                     39 7/8     33 1/4        41    32 3/8
SECOND QUARTER                    35 3/4    26 9/16    40 3/8    32 1/8
THIRD QUARTER                     33 1/2    23 1/16        44    32 3/8
FOURTH QUARTER                    29 3/4     22 5/8  46 11/16        34

The Company's Common Stock is listed on the New York Stock Exchange. The symbol is MGG.

TRANSFER AGENT AND                         INDEPENDENT PUBLIC
REGISTRAR FOR COMMON STOCK                 ACCOUNTANTS
ChaseMellon Shareholders Services, LLC     Arthur Andersen  LLP
Overpeck Centre                            3773 Howard Hughes Parkway
85 Challenger Road                         Suite 500 South
Ridgefield Park, NJ 07660                  Las Vegas, NV 89109
www.chasemellon.com



                                   Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commision, will be furnished without charge to any stockholder upon written request to:
                        Mr. Scott Langser
                        Secretary/Treasurer
                        MGM Grand, Inc.
                        3799 Las Vegas Blvd South
                        Las Vegas, NV 89109

                   MGM GRAND, CORPORATE. FROM LEFT TO RIGHT:
              DANIEL M. WADE, JAMES J. MURREN, JOHN T. REDMOND,
               RICHARD A. STURM, SCOTT LANGSNER, ROBERT V. MOON


                            Directors and Officers
                            ----------------------

J. TERRENCE LANNI                   WILLIE D. DAVIS                DANIEL M. WADE
DIRECTOR                            DIRECTOR                       EXECUTIVE VICE PRESIDENT
CHAIRMAN OF THE BOARD AND           President and Director
CHIEF EXECUTIVE OFFICER             All-Pro Broadcasting, Inc.     SCOTT LANGSNER
                                                                   SECRETARY/TREASURER
ALEX YEMENIDJIAN                    ALEXANDER M. HAIG, JR.
DIRECTOR                            DIRECTOR                       EDWARD J. JENKINS
PRESIDENT                           Chairman                       VICE PRESIDENT
CHIEF OPERATING OFFICER             Worldwide Associates, Inc.
                                                                   JIM FOX
FRED BENNINGER                      KIRK KERKORIAN                 VICE PRESIDENT
DIRECTOR                            DIRECTOR
Executive                           President and                  MGM GRAND HOTEL
Tracinda Corporation                Chief Executive Officer
                                    Tracinda Corporation           WILLIAM J. HORNBUCKLE
JAMES D. ALJIAN                                                    PRESIDENT AND
DIRECTOR                            JAMES J. MURREN                CHIEF OPERATING OFFICER
Executive                           DIRECTOR
Tracinda Corporation                EXECUTIVE VICE PRESIDENT AND   JOSEPH BRUNINI
                                    CHIEF FINANCIAL OFFICER        SENIOR VICE PRESIDENT
                                                                   CASINO OPERATIONS
TERRY N. CHRISTENSEN
DIRECTOR                            WALTER M. SHARP                CYNTHIA KISER MURPHEY
Partner                             DIRECTOR                       SENIOR VICE PRESIDENT
Chistensen, Miller, Fink, Jacobs,   President                      HUMAN RESOURCES AND
Glaser, Weil & Shapiro, LLP         Walter M. Sharp Company        ADMINISTRATION

GLENN A. CRAMER                     JEROME B. YORK                 THOMAS A. PETERMAN
DIRECTOR                            DIRECTOR                       SENIOR VICE PRESIDENT
Former Chairman                     Vice Chairman                  GENERAL COUNSEL
Transamerica Airlines, Retired      Tracinda Corporation

                  MGM GRAND, LAS VEGAS, FROM LEFT TO RIGHT:
                    THOMAS A. PETERMAN, FELIX A. RAPPAPORT,
                JOSEPH BRUNINI, WILLIAM J. HORNBUCKLE, DON WELSH
                      CYNTHIA KISER MURPHEY, COREY SANDERS

                     NEW YORK-NEW YORK. FROM LEFT TO RIGHT
                      THOMAS J. MCCARTNEY, SCOTT B. SNOW,
                       WILLIAM F. HARLAND, DAVID L CACCI


FELIX A. RAPPAPORT         DAVID L. CACCI             BARRIE BOROVSKY
SENIOR VICE PRESIDENT      PRESIDENT AND              VICE PRESIDENT
HOTEL OPERATIONS           CHIEF OPERATING OFFICER    FOOD SERVICES

COREY SANDERS              SCOTT B. SNOW              THOMAS BOYD
SENIOR VICE PRESIDENT      SENIOR VICE PRESIDENT      VICE PRESIDENT
CHIEF FINANCIAL OFFICER    FINANCE AND TREASURER      SURVEILLIANCE

RICHARD A. STURM           THOMAS J. MCCARTNEY        JOELLE MATHIS
SENIOR VICE PRESIDENT      SENIOR VICE PRESIDENT      VICE PRESIDENT
MGM WORLDWIDE              HOTEL OPERATIONS           FINANCE
ENTERTAINMENT
                           WILLIAM F. HARLAND         JACK MCGINTY
DON WELSH                  SENIOR VICE PRESIDENT      SENIOR VICE PRESIDENT
SENIOR VICE PRESIDENT      CASINO OPERATIONS          CASINO OPERATIONS
SALES AND MARKETING
                           MGM GRAND DETROIT          DANA NAPIER
MGM GRAND MARKETING                                   VICE PRESIDENT
                           LYN BAXTER                 TABLE RESOURCES
ROBERT V. MOON             PRESIDENT AND
PRESIDENT                  CHIEF OPERATING OFFICER    NANCY ZIOLKOWSKI
                                                      VICE PRESIDENT
MGM GRAND AUSTRALIA        PATRICIA JOHNSON           MARKETING
                           VICE PRESIDENT
JAY DEE CLAYTON            COMPLIANCE                 PRIMADONNA RESORTS
GENERAL MANAGER
                           LISA WICKER                JOHN T. REDMOND
NEW YORK-NEW YORK          VICE PRESIDENT             PRESIDENT AND
HOTEL AND CASINO           HUMAN RESOURCES            CHIEF OPERATING OFFICER


                   MGM GRAND, DETROIT, FROM LEFT TO RIGHT
                PATRICIA JOHNSON, LISA WICKER, BARRIE BOROVSKY,
                    THOMAS BOYD, JOELLE MATHIS, LYN BAXTER,
                  JACK MCGINTY, DANA NAPIER, NANCY ZIOLKOWSKI

                              Corporate Directory
                              -------------------


MGM GRAND, INC.
3799 LAS VEGAS BLVD SOUTH
LAS VEGAS, NEVADA 89109
1-702-891-3333

MGM GRAND LAS VEGAS
3799 LAS VEGAS BLVD SOUTH
LAS VEGAS, NEVADA 89109
1-702-891-1111
reservations
1-702-891-7777
1-800-929-1111 (OUTSIDE NEVADA)
www.mgmgrand.com

MGM GRAND AUSTRALIA
GILRUTH AVE
MINDIL BEACH
DARWIN, NORTHERN TERRITORY
0801 AUSTRALIA
international number
011-61-8-89438888

NEW YORK-NEW YORK
HOTEL AND CASINO
3790 LAS VEGAS BLVD SOUTH
LAS VEGAS, NEVADA 89109
1-702-740-6969
reservations
1-702-740-6900
1-800-693-6763 (OUTSIDE NEVADA)
www.nynyhotelcasino.com

MGM GRAND DETROIT
65 CADILLAC SQUARE
SUITE 3000
DETROIT, MI 48226
1-313-393-7777
www.mgmgrand.com

PRIMADONNA RESORTS
P.O. BOX 95997
LAS VEGAS, NEVADA 89183
1-700-382-1212
reservations
1-800-FUN-STOP
1-800-386-7867
www.primadonna.com>>

                                      54