Form 10-K405, Exhibit 13
period 1999-12-31
MGM GRAND INC
filed 2000-03-22
CIK 789570

                                                                      EXHIBIT 13


FINANCIAL HIGHLIGHTS

(In thousands except share data)
For the Years Ended December 31,                       1999            1998           1997            1996           1995
                                               --------------------------------------------------------------------------
Net revenues................................   $  1,391,650    $    773,863   $    827,597    $    800,189    $   718,781
EBITDA (1)                                          421,805         218,547        287,064         258,781        169,837
Operating profit before non-recurring
     items and corporate expense............        295,820         142,263        222,960         196,585        113,905
Operating income............................        209,868         131,574        190,970         129,294        103,823
Income before income taxes,
     extraordinary item and cumulative
     effect of change in accounting
     principle..............................        150,153         109,528        180,301          99,151         46,565
Net income..................................         86,058          68,948        111,018          43,706         46,565

Basic Earnings Per Share: (2)
Income before extraordinary item and
     cumulative effect of change in
     accounting principle...................   $       0.82    $       0.62   $       1.01    $       0.70    $      0.48
Extraordinary item - loss on early
     extinguishment of debt, net of
     income tax benefit.....................          (0.01)              -          (0.04)          (0.29)             -
Cumulative effect of change in
     accounting principle - preopening,
     and other, net of income tax benefit             (0.07)              -              -               -              -
                                               --------------------------------------------------------------------------
Net income per share........................   $       0.74    $       0.62   $       0.97    $       0.41    $      0.48
                                               ==========================================================================

Weighted average number of shares (2)           116,580,000     111,356,000    114,950,000     105,518,000     96,152,000

Diluted Earnings Per Share: (2)
Income before extraordinary item and
     cumulative effect of change in
     accounting principle...................   $       0.80    $       0.61   $       0.98    $       0.68    $      0.48
Extraordinary item - loss on early
     extinguishment of debt, net of
     income tax benefit.....................          (0.01)              -          (0.04)          (0.28)             -
Cumulative effect of change in
     accounting principle - preopening,
     net of income tax benefit..............          (0.07)              -              -               -              -
                                               --------------------------------------------------------------------------
Net income per share........................   $       0.72    $       0.61   $       0.94    $       0.40    $      0.48
                                               ==========================================================================

Weighted average number of shares (2)           120,086,000     112,684,000    117,670,000     108,514,000     97,088,000

At Year End
Total assets................................   $  2,760,743    $  1,768,958   $  1,389,816    $  1,275,121    $ 1,275,883
Total debt, excluding capital leases........      1,318,841         544,874         57,830          83,391        551,099
Stockholders' equity........................      1,033,846         964,381      1,101,622         973,382        584,548
Stockholders' equity per share (2)..........   $       9.08    $       9.27   $       9.50    $       8.41    $      5.99
Number of shares at year end,
     net of Treasury shares (2).............    113,880,000     104,066,000    115,970,000     115,768,000     97,550,000

     The selected financial data above includes information for MGM Grand Las Vegas, which commenced operations on December 18, 1993, New York-New York, which commenced operations on January 3, 1997, and was 50% owned until March 1, 1999 when the Company acquired the remaining 50%, the Primm Properties, which were acquired on March 1, 1999, MGM Grand Australia which was acquired on September 7, 1995, and MGM Grand Detroit, which commenced operations on July 29, 1999.

(1) EBITDA consists of net income plus net interest expense, other nonoperating expenses, taxes, depreciation and amortization, one-time charges (which consist of Master Plan asset disposition, Preopening and Other, Cumulative Effect of Change in Accounting Principle and Extraordinary Items) and Corporate expense. EBITDA should not be construed as an alternative to operating income, as an indicator of the Company's operating performance, or as an alternative to cash flows generated by operating, investing or financing activities as an indicator of cash flows, or a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles.

(2) Effective December 13, 1999, the Board of Director's approved a two-for-one split of the Company's common stock. All references to share and per share data herein have been adjusted retroactively to give effect to the stock split.

(3) Diluted E.P.S. represents E.P.S. before extraordinary items and cumulative change in accounting principle.


[GRAPH OF MGM GRAND, INC. NET REVENUES APPEARS HERE]

[GRAPH OF MGM GRAND, INC. EBITDA(1) APPEARS HERE]

[GRAPH OF MGM GRAND, INC. DILUTED E.P.S.(3) APPEARS HERE]


                          FINANCIAL TABLE OF CONTENTS



Management's Discussion
and Analysis of Financial
Condition and Results of
Operations......................................................25

Consolidated Statements of
Operations......................................................33

Consolidated Balance
Sheets..........................................................34

Consolidated Statements of
Cash Flows......................................................35

Consolidated Statements of
Stockholders' Equity............................................36

Notes to Consolidated
Financial Statements............................................37

Report of Independent
Public Accountants..............................................53

Selected Quarterly Financial
Results.........................................................54

Investor Information............................................55

Directors and Officers..........................................56

Corporate Directory.............................................56

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     The Company, through its wholly-owned subsidiaries, owns and operates the MGM Grand Hotel and Casino in Las Vegas, Nevada ("MGM Grand Las Vegas"), which commenced operations on December 18, 1993, the New York-New York Hotel and Casino in Las Vegas, Nevada ("NYNY"), which commenced operations on January 3, 1997, and was 50% owned until March 1, 1999 when the Company acquired the remaining 50% (see Notes 1 and 19), Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort (the "Primm Properties") in Primm, Nevada, which were acquired through the merger (the "Merger") between Primadonna Resorts, Inc. ("Primadonna") and the Company on March 1, 1999 (see Notes 1 and 19), and the MGM Grand Hotel/Casino in Darwin, Australia ("MGM Grand Australia"), which was acquired on September 7, 1995, and manages three casinos throughout various provinces of the Republic of South Africa (see Note 1). The Company and its local partners own and operate an interim gaming facility ("MGM Grand Detroit Casino") in Detroit, Michigan, which commenced operations on July 29, 1999. Additionally, the Company's wholly-owned subsidiaries, MGM Grand Detroit, Inc. and MGM Grand Atlantic City, Inc. are in the development stage, with plans to construct permanent hotel/casino and entertainment facilities in Detroit, Michigan and Atlantic City, New Jersey, respectively, (see Notes 1 and 6).

     On December 13, 1999, the Board of Directors approved a two-for-one split of the Company's common stock and declared an initial quarterly cash dividend of $0.10 per share, after giving effect to the stock split. The additional shares were distributed on February 25, 2000 to stockholders of record on February 10, 2000. The cash dividend was paid on March 1, 2000 to stockholders of record on February 10, 2000. All references to share and per share data herein have been adjusted retroactively to give effect to the stock split. Concurrently, the Board of Directors increased the number of authorized shares of the Company's common stock from 75 million shares to 300 million shares.


1999 Compared with 1998

     Net revenues for the year ended December 31, 1999 were $1,391.7 million, representing an increase of $617.8 million (79.8%) when compared with $773.9 million during the prior year. The increase in net revenues was due to growth in every revenue segment at existing properties, as well as the addition of the remaining 50% share of NYNY and the Primm Properties effective with the March 1, 1999 Merger with Primadonna (see Note 19) and the successful opening of MGM Grand Detroit Casino on July 29, 1999.

     Consolidated casino revenues for the year ended December 31, 1999 were $873.8 million, representing an increase of $463.2 million (112.8%) when compared with $410.6 million during the prior year. MGM Grand Las Vegas casino revenues were $447.2 million, representing an increase of $63.9 million (16.7%) when compared with $383.3 million during 1998. The increase in casino revenues at MGM Grand Las Vegas was primarily a result of higher table games volume (excluding baccarat), a more normalized table games and baccarat win percentage, and increased slots volume. MGM Grand Australia reported casino revenues of $30.9 million, representing an increase of $3.6 million (13.2%) when compared with $27.3 million during the prior year. The increase in casino revenues at MGM Grand Australia was primarily a result of higher slots volume. NYNY and the Primm Properties contributed $94.6 million and $134.6 million, respectively, to casinorevenues for the year as a result of the Merger on March 1, 1999. MGM Grand Detroit Casino contributed $166.4 million to casino revenues during the year as a result of the opening of the property on July 29, 1999.

     Consolidated room revenues for 1999 were $251.2 million, representing an increase of $79.9 million (46.6%) when compared with $171.3 million during 1998. MGM Grand Las Vegas room revenues were $179.7 million in 1999, representing an increase of $10 million (5.9%) when compared with $169.7 million in the prior year. The increase was due to a higher occupancy of 96.3% in 1999 when compared with 94.4% in 1998, in addition to a higher average daily room rate of $103 in 1999 versus $99 in 1998. MGM Grand Australia room revenues were $2 million for the year ended December 31, 1999, representing an increase of $.2 million (11.1%) when compared with $1.8 million for the prior year. The increase was due to a higher occupancy of 77.5% in 1999 when compared with


                               25 MGM Grand Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



74.8% in 1998, in addition to a higher average daily room rate of $67 in 1999 compared with $61 in 1998. NYNY and the Primm Properties reported room revenues of $50.1 million and $19.5 million, respectively, since the Merger on March 1, 1999.

     Consolidated food and beverage revenues for 1999 were $161.3 million, representing an increase of $55.4 million (52.3%) when compared with $105.9 million for the prior year. The increase was partially attributable to MGM Grand Las Vegas which had food and beverage revenues of $112 million during 1999, an increase of $11.7 million (11.7%) when compared with $100.3 million in 1998. This increase resulted from additional banquet revenues generated from a full year of operation at the MGM Grand Conference Center (the "Conference Center"), which opened on April 16, 1998, increased revenue from the Studio 54 night club and revenue from the Grand Buffet which was closed for remodeling during part of 1998. This increase was somewhat offset by decreased revenue from the Studio Cafe due to its closure for remodeling during part of 1999. MGM Grand Australia reported food and beverage revenues of $5.8 million, representing an increase of $.1 million (1.8%) when compared with $5.7 million during the prior year as a result of higher food covers in the current year. NYNY and the Primm Properties contributed food and beverage revenues of $10.2 million and $23.3 million, respectively, since the Merger on March 1, 1999. MGM Grand Detroit Casino contributed $10.2 million to food and beverage revenues since the opening of the property on July 29, 1999.

     Consolidated entertainment, retail and other revenues increased $97.9 million (86%) from $113.9 million in 1998 to $211.8 million in 1999. MGM Grand Las Vegas reported entertainment, retail and other revenues of $134.4 million during 1999, an increase of $26 million (24%) when compared with $108.4 million in 1998. This increase was the result of higher entertainment revenues in 1999, which included two heavyweight boxing matches, as well as increased tenant rental and spa revenues and the addition of the Wedding Chapel and other amenities in 1999. The increase was somewhat offset by lower theme park revenues due to management's decision to further reduce the theme park's operational schedule, resulting in fewer operating days in the current year compared with the prior year. The Company had increased management and development fees from MGM Grand South Africa, Inc. ("MGM Grand South Africa") of $8.7 million during 1999 compared with $6 million in 1998, due to the opening of the Johannesburg temporary casino in September 1998. Since the Merger on March 1, 1999, NYNY and the Primm Properties contributed entertainment, retail and other revenues of $33.1 million and $34.8 million, respectively. MGM Grand Detroit contributed $1 million to entertainment, retail and other revenues since the opening of the property on July 29, 1999.

     Income from unconsolidated affiliate, representing the Company's 50% share of NYNY's operating income, was $6.1 million representing a decrease of $32.3 million when compared with $38.4 million during the prior year. The reduction in earnings from NYNY is a result of the Merger with Primadonna on March 1, 1999, whereby NYNY became a 100% owned subsidiary of the Company, and as such, its results of operations have been consolidated with those of the Company since that time.

     Consolidated operating expenses (before Preopening, Other Non-Recurring charges and Corporate expense) for 1999 were $1,095.8 million, representing an increase of $464.2 million (73.5%) when compared with $631.6 million for 1998. MGM Grand Las Vegas operating expenses increased $63 million (10.4%) from $604.5 million in 1998 to $667.5 million in 1999. The increase was primarily due to increased casino expenses resulting from higher gaming taxes and marketing expenses on the increased revenues, and an increase in the provision for doubtful accounts. In addition, expenses increased due to costs associated with the two heavyweight boxing matches held in the current year, and higher food and beverage expenses from increased revenues primarily from the Grand Buffet, which was closed during part of the 1998 period. MGM Grand Australia operating expenses increased $2.5 million (9.6%) from $26 million in 1998 to $28.5 million in 1999. These increases were primarily due to increased casino expenses resulting from higher gaming taxes related to increased revenues and a higher gaming tax rate of 20% compared to 17.5% in the prior year. NYNY and the Primm Properties added operating expenses of $116.8 million and $154.9 million, respectively, since the Merger on


                               26 MGM Grand Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


March 1, 1999. MGM Grand Detroit Casino added $127.5 million in operating expenses since the opening of the property on July 29, 1999.

     Preopening and other non-recurring expenses for the year ended December 31, 1999 of $71.5 million represent costs principally associated with opening of the MGM Grand Detroit Casino on July 29, 1999, and certain tender offer costs. These expenses affected net income by $46.5 million or $0.38 per diluted share, net of taxes.

     Corporate expense was $14.5 million in 1999 compared with $10.7 million in 1998, representing an increase of $3.8 million. The increase was largely due to non-cash amortization expense in the current year associated with the issuance of stock options to non-employees of the Company.

     Interest income of $2.1 million for the year ended December 31, 1999, decreased by $10.9 million from $13 million in 1998. The decrease was attributable to lower invested cash balances compared with the prior year.

     Interest expense for the year ended December 31, 1999 of $59.9 million (net of amounts capitalized) increased by $35.3 million when compared with $24.6 million in 1998, reflecting increased outstanding loan balances related to construction of the MGM Grand Detroit Casino, as well as debt assumed in the Merger with Primadonna on March 1, 1999. Also, the Company incurred additional interest expense during 1999 due to borrowings related to the repurchase of 12 million shares in July 1999 (see Note 11). The Company recognized interest expense from its unconsolidated affiliate of $1.1 million during 1999 compared with $8.4 million during 1998. The decrease of $7.3 million was due to the Merger with Primadonna, on March 1, 1999, at which time NYNY became a 100% owned subsidiary of the Company, and as such, its results of operations have been consolidated with those of the Company since that time.

     Income tax provision of $55 million has been recorded at a rate of 36.6% for the year ended December 31, 1999, compared with $40.6 million in 1998 at a rate of 37%. At December 31, 1999, the Company believes that it is more likely than not that its deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. Accordingly, there is no valuation allowance at December 31, 1999.

     Extraordinary loss of $.9 million in 1999, net of income tax benefit, reflects the write-off of unamortized debt costs from the NYNY LLC bank facility, which was extinguished on March 31, 1999 (see Note 9).

     Cumulative effect of change in accounting principle of $8.2 million in 1999, net of income tax benefit, reflects the Company's adoption of Statement of Position 98-5 ("SOP 98-5") which requires that costs associated with start-up activities must be expensed as incurred.


1998 Compared with 1997

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

     Consolidated room revenues for 1998 were $171.3 million, which were flat when compared with the prior year. MGM Grand Las Vegas room revenues were $169.7 million in 1998, representing an increase of $.4 million (.2%) when compared with $169.3 million in the prior year. The increase was due to a greater number of rooms in service during 1998 compared to 1997 despite lower occupancy of 94.4% in 1998 when compared with 94.5% in 1997, and a slightly lower average daily room rate of $99 in 1998 versus $100 in 1997. MGM Grand Australia room revenues were $1.8 million for the year ended December 31, 1998, representing a decrease of $.4 million (18.2%) when


                               27 MGM Grand Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


compared with $2.2 million for the prior year. The decrease was due to a lower average daily room rate for 1998 of $61 compared with $89 for 1997 resulting from a lower average exchange rate in the current year when compared with the prior year, somewhat offset by a higher occupancy of 74.8% for 1998 compared with 60.5% in 1997.

     Consolidated food and beverage revenues for 1998 were $105.9 million, representing an increase of $13.3 million (14.4%) when compared with $92.6 million for the prior year. The increase was attributable to MGM Grand Las Vegas which had food and beverage revenues of $100.3 million during 1998, an increase of $14.2 million (16.5%) when compared with $86.1 million in 1997. This increase resulted from additional banquet revenues generated from the Conference Center, which opened on April 16, 1998, and the operation of the Studio 54 nightclub, which opened in late December 1997. MGM Grand Australia reported food and beverage revenues of $5.7 million, representing a decrease of $.9 million (13.6%) when compared with $6.6 million during the prior year as a result of the lower average exchange rate in the current year.

     Consolidated entertainment, retail and other revenues decreased $2.6 million (2.3%) from $116.5 million in 1997 to $113.9 million in 1998. The decrease was attributable to MGM Grand Las Vegas which had lower theme park revenues due to management's decision to change the theme park's operational schedule from a year-round park to a seasonal park. These decreases were partially offset by increases in entertainment revenues from MGM Grand Garden Arena and EFX, conference revenue from the opening of the Conference Center and management and development fees from MGM Grand South Africa.

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

     Master Plan asset disposition relates to the write-off of various assets related to the transformation of MGM Grand Las Vegas into "The City of Entertainment." The prior year charge of $28.6 million (pre-tax) resulted from the increase in the scope of the project from $250 million to approximately $570 million (see Note 16).

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

     Interest expense for the year ended December 31, 1998, of $24.6 million (net of amounts capitalized) increased by $23.4 million when compared with $1.2 million in 1997. The increase in 1998 was primarily due to the issuance of the Senior Collateralized Notes (See Note 9). Also, the Company recognized interest expense from its unconsolidated affiliate of $8.4 million during 1998 compared with $9.9 million during


                               28 MGM Grand Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


the same period in 1997. The decrease of $1.5 million was due to the reduction of debt at New York-New York Hotel and Casino, LLC ("NYNY LLC").

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


Impact of the Year 2000 Issue

     The Year 2000 Issue was the result of computer programs being written using two digits rather than four digits to define the applicable year, which may have resulted in system failures and disruptions to operations at January 1, 2000. The Company's Year 2000 Remediation program required a few enhancements to ensure there was no disruption to the Company's operations and those enhancements were not material to the Company's financial position or results of operations. During 1999, the Company incurred costs to modify existing computer systems of approximately $2.1 million. Subsequent to January 1, 2000, the Company has experienced no major disruptions in operations due to the Year 2000 Issue.


Liquidity and Capital Resources

     As of December 31, 1999 and 1998, the Company held cash and cash equivalents of $121.5 million and $82 million, respectively. Cash provided by operating activities for 1999 was $289.9 million, compared with $171.7 million for 1998.

     On May 6, 1996, MGM Grand Las Vegas announced details of a 30-month,
$250 million Master Plan designed to transform the facility into "The City of Entertainment." The Master Plan, which on June 3, 1997 was enhanced and increased to approximately $570 million, is substantially complete with the debut of the "Mansion at the MGM Grand" in June 1999, and the opening of the Lion Habitat and the expanded parking facilities in July 1999. Previously, the 380,000 square foot state-of-the-art Conference Center opened in April 1998, and the 50-foot tall polished bronze lion sculpture along with the "Entertainment Casino" (previously known as the Emerald City casino) were completed during the first quarter of 1998 which includes a Studio 54 night club and the Rainforest Cafe. Additionally, the new 6.6-acre pool and spa complex was completed and opened for operations in July 1998, and a new 3,800 space employee parking garage also opened in July 1998.

     During the year ended December 31, 1999, capital expenditures totaled $375.3 million. MGM Grand Las Vegas expended $83.1 million related to the Master Plan project and $95.5 million related to general property and equipment improvements. MGM Grand Australia expended $.5 million for general property and equipment improvements. Since the Merger on March 1, 1999, NYNY expended $11.7 million and the Primm Properties expended $7.9 million for general property improvements. MGM Grand Detroit, LLC expended $161.9 million for the construction of its interim casino facility. MGM Grand Atlantic City continued the development of its planned new destination resort by expending $14.7 million for land acquisitions and pre-construction activities.

     The Company made no capital contributions to NYNY LLC during 1999 and 1998. The Company received no distributions from NYNY LLC during 1999. The Company received $4.1 million in distributions from NYNY LLC during 1998 to pay taxes on its allocated share of income.

     During the year ended December 31, 1998, capital expenditures totaled $361.9 million. MGM Grand Las Vegas expended $304.8 million related to the Master Plan project and $32 million related to general property and equipment improvements. MGM Grand Australia expended $1.8 million for general property and equipment improvements. MGM Grand Detroit, LLC expended $5 million for the construction of its interim casino facility. MGM Grand Atlantic City continued the development of its planned new destination resort by expending $5.5 million for land acquisitions and pre-construction activities. The Company also expended $12.8 million primarily for the purchase of a corporate jet.


                               29 MGM Grand Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Capital expenditures are expected to decrease significantly in 2000 to approximately $250.2 million as a result of the completion of the transformation of MGM Grand Las Vegas into "The City of Entertainment" during 1999, as well as the completion of the Detroit interim facility in 1999. MGM Grand Las Vegas expenditures for 2000 are expected to be approximately $141.6 million, including room remodeling, the completion of a championship golf course which is expected to open in late 2000, and general property and equipment improvements. NYNY plans to expend approximately $5.4 million for general property and equipment improvements. The Primm Properties plan to expend approximately $11.1 million for general property and equipment improvements. MGM Grand Australia plans to expend approximately $2 million for general property and equipment improvements. MGM Grand Detroit, LLC plans to expend approximately $83.9 million, consisting of $76.4 million related to land acquisitions and pre-construction activities for the permanent facility and approximately $7.5 million for general property and equipment improvements for the interim facility. Approximately $6.2 million is anticipated to be expended for land acquisitions and pre-construction activities relating to the Company's MGM Grand Atlantic City project. In conjunction with the proposed merger with Mirage Resorts, Incorporated ("Mirage"), the Company may incur additional capital expenditures related to the maintenance of the Mirage properties (see Note 20).

     On July 1, 1996, the Company secured a $500 million Senior Reducing Revolving Credit Facility with BA Securities (the "Facility"), an affiliate of Bank of America NT&SA. In August 1996, the Facility was increased to $600 million. In July 1997, the Facility was amended, extended and increased to $1.25 billion (the "New Facility"), with provisions to allow an increase of the New Facility to $1.5 billion as well as to allow additional pari passu debt financing up to $500 million. As a result of the New Facility, the Company recognized an extraordinary loss of approximately $4.2 million, net of tax benefit, due to the write-off of unamortized debt costs from the Facility during 1997. The New Facility contains various restrictive covenants on the Company, which include the maintenance of certain financial ratios and limitations on additional debt, dividends, capital expenditures and disposition of assets. The New Facility also restricts certain acquisitions and similar transactions. Interest on the New Facility is based on the bank reference rate or Eurodollar rate and as of December 31, 1999, the Company's borrowing rate was approximately 6.8%. The New Facility matures in December 2002, with the opportunity to extend the maturity for successive one-year periods. Quarterly reductions of $62.5 million begin on December 23, 2001. On May 4, 1999, two letters of credit totaling $49.9 million were issued under the New Facility to support municipal financing used in connection with the proposed Detroit permanent casino. During 1999, $782 million was drawn down on the New Facility of which $612 million remained outstanding as of December 31, 1999. During 1999, the Company used $216.6 million and $157.9 million from the New Facility to pay off the Primadonna and NYNY bank facilities, respectively, and terminated these borrowing arrangements.

     The Company filed a Shelf Registration Statement with the Securities and Exchange Commission, which became effective on August 4, 1997. The Shelf Registration Statement allows the Company to issue up to $600 million of debt and/or equity securities. On February 2 and February 6, 1998, the Company completed public offerings totaling $500 million of Senior Collateralized Notes in tranches of 7 and 10 years. The 7-year tranche of $300 million carries a coupon of 6.95%, while the 10-year tranche of $200 million carries a coupon of 6.875% (see Note 9). Both tranches are initially secured equally and ratably with the New Facility, and the security may be removed equally with the New Facility at the Company's option upon the occurrence of certain events, including the maintenance of investment grade ratings. The Senior Collateralized Notes are pari passu with the New Facility and contain various restrictive covenants, as does the New Facility. The Company received net proceeds of approximately $294.1 million and $197.1 million on the 7-year and 10-year tranches, respectively.

     On September 15, 1995, NYNY LLC completed its bank financing for up to $225 million, which was increased to $285 million during September 1996. The non-revolving construction line of credit converted to a five-year reducing revolver upon completion of construction and commencement of operations of


                               30 MGM Grand Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


NYNY on January 3, 1997. On October 8, 1998, NYNY LLC's five-year reducing revolver was amended and reduced to $210 million. Following the Merger with Primadonna, the Company used $157.9 million from the New Facility to extinguish the NYNY bank facility on March 31, 1999. On January 21, 1997, NYNY LLC completed an additional $20 million equipment financing with a financial institution. As of December 31, 1999, $11.4 million remained outstanding related to the equipment financing.

     On September 7, 1995, the Company completed the acquisition of MGM Grand Australia (formerly the Diamond Beach Hotel/Casino) in Darwin, Australia. The acquisition cost was financed by an Australian bank facility which provided a total availability of approximately $68.7 million (AUD $105 million) and includes funding for general corporate purposes. During 1999, the facility was reduced by principal payments totaling $10 million (AUD $15.3 million) made in accordance with the terms of the bank facility, and as of December 31, 1999, $37.8 million (AUD $57.8 million) remained outstanding. Interest on the Australian facility is based on the bank bill rate and was approximately 5.8% and 5.3% as of December 31, 1999 and 1998, respectively. The facility matures in December 2004, and the indebtedness has been guaranteed by the Company.

     MGM Grand Australia has a $13.1 million (AUD $20 million) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes. During the year ended December 31, 1999, no amounts were borrowed under the line of credit and no amounts were outstanding as of December 31, 1999 and 1998, respectively.

     On June 23, 1998, the Company announced a $17.50 per share cash tender offer for up to 12 million shares of Company common stock as part of a 24 million share repurchase program. The offer commenced on July 2, 1998 and expired on July 31, 1998. Based upon the final results, 21.6 million shares of the Company's common stock were tendered, and accordingly, the shares were prorated. The total acquisition cost of the 12 million shares was approximately $210.6 million.

     On March 1, 1999, the Company completed the Merger with Primadonna Resorts, Inc. for 19 million shares of the Company's common stock valued at approximately $243.6 million plus the assumption of debt totaling $315.2 million. Primadonna shareholders received .66 shares of the Company's common stock for every Primadonna share held. Following the Merger with Primadonna, the Company used $216.6 million from the New Facility to extinguish the Primadonna bank facility on March 31, 1999.

     On March 31, 1999, MGM Grand Detroit, LLC, through a wholly-owned subsidiary, secured a $230 million credit facility (the "Detroit Facility") with a consortium of banks, the majority of which are based in the greater Detroit metropolitan area. The Detroit Facility will be used to finance the development and construction of the interim and permanent casino complexes, as well as for general working capital purposes. The Detroit Facility may be increased to $250 million at the Company's discretion. The Detroit Facility is secured by substantially all of the assets of the interim facility and is guaranteed by the Company. During 1999, $181 million was drawn down on the Detroit Facility of which $169 million remained outstanding as of December 31, 1999.

     On June 10, 1999, the Company announced a $25.00 per share cash tender offer for up to 12 million shares of the Company's common stock. The offer commenced on June 17, 1999 and expired on July 23, 1999. Based upon the final results, 30.2 million shares of the Company's common stock were tendered, and accordingly, the shares were prorated. The total acquisition cost of the 12 million shares was approximately $282 million. The Company recognized certain non-recurring compensation costs totaling approximately $18.5 million related to exercisable options that were tendered. This tender offer completed the acquisition of the remaining 12 million shares offered in the 24 million share repurchase program announced on June 23, 1998.

     On August 5, 1999, the Company announced a twelve month stock repurchase program for up to 10 million shares of the Company's common stock. The purchases will be made from time to time in the open market or through privately negotiated transactions as market conditions warrant. Through December 31, 1999, the Company purchased 565,200 shares for an approximate cost of $13.2 million.

     On December 13, 1999, the Board of Directors approved a two-for-one split of the Company's


                               31 MGM Grand Inc.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


common stock and declared an initial quarterly cash dividend of $0.10 per share, after giving effect to the stock split. The additional shares were distributed on February 25, 2000 to stockholders of record on February 10, 2000. The cash dividend was paid on March 1, 2000 to stockholders of record on February 10, 2000. All references to share and per share data herein have been adjusted retroactively to give effect to the stock split. Concurrently, the Board of Directors increased the number of authorized shares of the Company's common stock from 75 million shares to 300 million shares.

     The Company expects to finance operations, capital expenditures, existing debt obligations and future share repurchases through cash flow from operations, cash on hand, and the bank lines of credit (see Note 9).

     On March 6, 2000, the Company and Mirage entered into a definitive merger agreement whereby the Company will acquire all of the outstanding shares of Mirage for $21 per share in cash plus the assumption of debt. The Company intends to finance this acquisition and all costs related to the merger through a new bank facility and debt and equity securities. Any public offering of securities will only be made by means of a prospectus (see Note 20).

     Market risk is the risk of loss arising from adverse changes in market rates and prices, foreign currency exchange rates and commodity prices. The Company's primary exposure to market risk is interest rate risk associated with the Company's long-term debt. The Company attempts to limit their exposure to interest rate risk through the mix of long-term and short-term borrowings under the Senior Collateralized Notes and New Facility.


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


                               32 MGM Grand Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)
For the years ended December 31,                                                       1999            1998            1997
                                                                                 --------------------------------------------
Revenues:
         Casino................................................................. $    873,781    $    410,605    $    457,206
         Rooms..................................................................      251,207         171,292         171,272
         Food and beverage......................................................      161,301         105,875          92,594
         Entertainment, retail and other........................................      211,837         113,948         116,458
         Income from unconsolidated  affiliate..................................        6,084          38,362          53,800
                                                                                 --------------------------------------------
                                                                                    1,504,210         840,082         891,330
         Less:  Promotional allowances..........................................      112,560          66,219          63,733
                                                                                 --------------------------------------------
                                                                                    1,391,650         773,863         827,597
                                                                                 --------------------------------------------
Expenses:
         Casino.................................................................      417,491         221,439         225,896
         Rooms..................................................................       75,064          47,767          45,848
         Food and beverage......................................................      100,871          67,101          55,124
         Entertainment, retail and other........................................      119,324          75,192          79,605
         Provision for doubtful accounts and discounts..........................       47,157          40,455          31,814
         General and administrative.............................................      209,938         103,362         102,246
         Depreciation and amortization..........................................      125,985          76,284          64,104
                                                                                 --------------------------------------------
                                                                                    1,095,830         631,600         604,637
                                                                                 --------------------------------------------
         Operating Profit Before Master Plan Asset Disposition,
           Preopening and Other and Corporate Expense...........................      295,820         142,263         222,960
         Master Plan asset disposition..........................................            -               -          28,566
         Preopening and other...................................................       71,495               -               -
         Corporate expense......................................................       14,457          10,689           3,424
                                                                                 --------------------------------------------
            Operating Income....................................................      209,868         131,574         190,970
                                                                                 --------------------------------------------
Nonoperating Income (Expense):
         Interest income........................................................        2,142          12,997           1,268
         Interest expense, net of amounts capitalized...........................      (59,853)        (24,613)         (1,242)
         Interest expense from unconsolidated affiliate.........................       (1,058)         (8,376)         (9,891)
         Other, net.............................................................         (946)         (2,054)           (804)
                                                                                 --------------------------------------------
                                                                                      (59,715)        (22,046)        (10,669)
                                                                                 --------------------------------------------
         Income Before Income Taxes, Extraordinary Item and
            Cumulative Effect of Change in Accounting Principle.................      150,153         109,528         180,301
         Provision for income taxes.............................................      (55,029)        (40,580)        (65,045)
                                                                                 --------------------------------------------
         Income Before Extraordinary Item and
            Cumulative Effect of Change in Accounting Principle.................       95,124          68,948         115,256

Extraordinary Item:
         Loss on early extinguishment of debt, net of income tax benefits
           of $484 and $2,333...................................................         (898)              -          (4,238)

Cumulative Effect of Change in Accounting Principle:
         Preopening costs, net of income tax benefit of $4,399..................       (8,168)              -               -
                                                                                 --------------------------------------------
         Net Income............................................................. $     86,058    $     68,948    $    111,018
                                                                                 ============================================
Basic Income Per Share of Common Stock:
         Income before extraordinary item and cumulative effect of change
            in accounting principle.............................................        $0.82           $0.62    $       1.01
         Extraordinary item - loss on early extinguishment of debt, net.........        (0.01)              -           (0.04)
         Cumulative effect of change in accounting principle -
            preopening costs, net...............................................        (0.07)              -               -
                                                                                 --------------------------------------------
         Net Income per share...................................................        $0.74           $0.62    $       0.97
                                                                                 ============================================
Weighted Average Shares Outstanding.............................................  116,580,000     111,356,000     114,950,000
                                                                                 ============================================
Diluted Income Per Share of Common Stock:
         Income before extraordinary item and cumulative effect of change
            in accounting principle.............................................        $0.80           $0.61    $       0.98
         Extraordinary item - loss on early extinguishment of debt, net.........        (0.01)              -           (0.04)
         Cumulative effect of change in accounting principle -
            preopening costs, net...............................................        (0.07)              -               -
                                                                                 --------------------------------------------
         Net Income per share...................................................        $0.72           $0.61    $       0.94
                                                                                 ============================================
Weighted Average Shares Outstanding.............................................  120,086,000     112,684,000     117,670,000
                                                                                 ============================================

The accompanying notes are an integral part of these consolidated financial statements

                               33 MGM Grand Inc.

                         CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)
As of December 31,                                                                              1999            1998
                                                                                            --------------------------
ASSETS
Current Assets:
         Cash and cash equivalents.....................................................     $  121,522     $    81,956
         Accounts receivable, net......................................................         83,101          64,280
         Prepaid expenses..............................................................         32,598          11,829
         Inventories...................................................................         15,240          11,081
         Deferred tax asset............................................................         17,452          34,098
                                                                                            --------------------------
         Total current assets..........................................................        269,913         203,244
                                                                                            --------------------------

Property and Equipment, net............................................................      2,390,524       1,327,722

Other Assets:
         Investment in unconsolidated affiliates.......................................         12,485         134,025
         Excess of purchase price over fair market value
              of net assets acquired, net..............................................         36,550          37,574
         Deposits and other assets, net................................................         51,271          66,393
                                                                                            --------------------------
              Total other assets.......................................................        100,306         237,992
                                                                                            --------------------------
                                                                                            $2,760,743      $1,768,958
                                                                                            ==========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
         Accounts payable..............................................................     $   38,018      $   23,931
         Construction payable..........................................................          7,896          17,403
         Income taxes payable..........................................................          3,296           2,457
         Dividend payable..............................................................         11,388               -
         Current obligation, capital leases............................................          5,145           5,086
         Current obligation, long term debt............................................          7,852          10,077
         Accrued interest..............................................................         18,915          14,630
         Other accrued liabilities.....................................................        197,580         110,945
                                                                                            --------------------------
              Total current liabilities................................................        290,090         184,529
                                                                                            --------------------------
Deferred Revenues......................................................................          4,241           5,219
Deferred Income Taxes..................................................................        108,713          77,165
Long Term Obligation, Capital Leases...................................................         12,864           2,867
Long Term Debt.........................................................................      1,310,989         534,797
Commitments and Contingencies..........................................................

Stockholders' Equity:
         Common stock ($.01 par value, 300,000,000 shares authorized,
            138,445,048 and 116,066,188 shares issued and outstanding).................          1,384           1,161
         Capital in excess of par value................................................      1,261,625         968,199
         Treasury stock, at cost (24,565,200 and 12,000,000 shares)....................       (505,824)       (210,589)
         Retained earnings.............................................................        267,165         192,606
         Other comprehensive income....................................................          9,496          13,004
                                                                                            --------------------------
              Total stockholders' equity...............................................      1,033,846         964,381
                                                                                            --------------------------
                                                                                            $2,760,743    $  1,768,958
                                                                                            ==========================

The accompanying notes are an integral part of these consolidated financial statements.

                               34 MGM Grand Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)
For the years ended December 31,                                                 1999         1998         1997
                                                                              -----------------------------------
Cash Flows from Operating Activities:
Net income.................................................................   $  86,058    $  68,948    $ 111,018
         Adjustments to reconcile net income to net cash from
                operating activities:
            Loss on early extinguishment of debt...........................       1,382            -        6,571
            Master Plan asset disposition..................................           -            -       28,566
            Cumulative effect of change in accounting principle............      12,567            -            -
            Amortization of debt offering costs............................       1,958        1,849        1,127
            Depreciation and amortization..................................     126,756       76,712       64,244
            Provision for doubtful accounts and discounts..................      47,157       40,455       31,814
            Deferred income taxes..........................................      27,489       14,530       48,100
            Unconsolidated affiliate, earnings in excess of distributions..      (5,026)     (25,866)     (28,749)
         Change in assets and liabilities:
            Accounts receivable............................................     (41,401)     (30,594)     (30,262)
            Prepaid expenses...............................................      (9,332)      (1,377)       2,756
            Inventories....................................................      (4,067)       4,314       (4,035)
            Income taxes payable...........................................      (5,966)       2,457      (23,653)
            Accounts payable, accrued liabilities, and other...............      52,887       20,799      (24,185)
            Currency translation adjustment................................        (585)        (547)         700
                                                                              -----------------------------------
                  Net cash provided from operating activities..............     289,877      171,680      184,012
                                                                              -----------------------------------
Cash Flows from Investing Activities:
            Purchases of property and equipment............................    (375,260)    (361,942)    (227,756)
            Merger with Primadonna Resorts, Inc............................     (13,346)           -            -
            Dispositions of property and equipment, net....................       6,487          599          202
            Change in construction payables................................      (9,507)     (15,973)      32,418
            Investment in unconsolidated affiliates........................      (2,133)        (800)      (7,190)
            Deposits and other assets......................................       7,066      (27,617)         548
                                                                              -----------------------------------
                  Net cash used in investing activities....................    (386,693)    (405,733)    (201,778)
                                                                              -----------------------------------
Cash Flows from Financing Activities:
            Issuance of long term debt.....................................           -      500,000            -
            Repayments to banks and others.................................      (9,955)      (9,720)     (11,839)
            Borrowings under lines of credit...............................     963,000       31,000       25,500
            Repayments of lines of credit..................................    (197,000)     (31,000)     (25,500)
            Extinguishment of debt.........................................    (374,500)           -            -
            Purchase of treasury stock.....................................    (295,235)    (210,589)           -
            Issuance of common stock.......................................      50,072        1,712        2,799
                                                                              -----------------------------------
                  Net cash provided by (used in) financing activities......     136,382      281,403       (9,040)
                                                                              -----------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents.......................      39,566       47,350      (26,806)
Cash and Cash Equivalents at Beginning of Year.............................      81,956       34,606       61,412
                                                                              -----------------------------------
Cash and Cash Equivalents at End of Year...................................   $ 121,522    $  81,956    $  34,606
                                                                              ===================================

The accompanying notes are an integral part of these consolidated financial statements.

                               35 MGM Grand Inc.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


In thousands except share data)
                                          Common             Capital in                                Other            Total
For the years ended                       Stock      Common   Excess of    Treasury      Retained   Comprehensive    Stockholders'
December 31, 1999,                      Outstanding   Stock    ParValue     Stock        Earnings      Income           Equity
1998, and 1997                        --------------------------------------------------------------------------------------------
Balance at
     December 31, 1996...............   115,767,532   $1,158   $  963,688   $       -    $ 12,642     $(4,106)         $  973,382

Issuance of common stock
     pursuant to stock option
     grants..........................       144,604        2        1,093           -         (1)         -                1,094
Employee stock incentive
     issuance........................        57,610        -        1,142           -          -          -                1,142
Tax benefit
     from stock option exercises.....             -        -          564           -          -          -                  564
Net income...........................             -        -            -           -    111,018          -              111,018
Currency translation
     adjustment......................             -        -            -           -          -       14,422             14,422
                                        ----------------------------------------------------------------------------------------
Balance at
     December 31, 1997...............   115,969,746    1,160      966,487           -    123,659       10,316          1,101,622

Issuance of common stock
     pursuant to stock option
     grants..........................        96,442        1        1,315           -         (1)          -               1,315
Treasury stock.......................             -        -            -    (210,589)         -           -            (210,589)
Tax benefit
     from stock option exercises.....             -        -          397           -          -           -                 397
Net income...........................             -        -            -           -     68,948           -              68,948
Currency translation
     adjustment......................             -        -            -           -          -        2,688              2,688
                                       -----------------------------------------------------------------------------------------
Balance at
     December 31, 1998 ..............   116,066,188    1,161      968,199    (210,589)    192,606      13,004            964,381

Issuance of common stock
     pursuant to stock option
     grants..........................     3,358,254       33       43,096           -         (16)          -             43,113
Issuance of common stock
     for Primadonna Merger...........    19,020,606      190      243,371           -         (95)          -            243,466
Treasury stock.......................             -        -            -    (295,235)          -           -           (295,235)
Tax benefit
     from stock option exercises.....             -        -        6,959           -           -           -              6,959
Dividend payable                                  -        -            -           -     (11,388)          -            (11,388)
Net income...........................             -        -            -           -      86,058           -             86,058
Currency translation
     adjustment......................             -        -            -           -           -      (3,508)            (3,508)
                                       -----------------------------------------------------------------------------------------
Balance at
     December 31, 1999...............   138,445,048   $1,384   $1,261,625   $(505,824)   $267,165     $ 9,496         $1,033,846
                                       =========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                               36 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             Note 1.  Organization
         ------------------------------------------------------------

    MGM Grand, Inc. (the "Company") is a Delaware corporation incorporated on January 29, 1986. As of December 31, 1999, Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly-owned by Kirk Kerkorian, owned approximately 63% of the outstanding shares of the Company's common stock.

    Through its wholly-owned subsidiary, MGM Grand Hotel, Inc., the Company owns and operates the MGM Grand Hotel/Casino ("MGM Grand Las Vegas"), a hotel/casino and entertainment complex in Las Vegas, Nevada.

    Prior to March 1, 1999, the Company and Prima-donna Resorts, Inc. ("Primadonna") each owned 50% of New York-New York Hotel and Casino, LLC ("NYNY LLC"). On March 1, 1999, the Company completed a merger (the "Merger") with Primadonna Resorts, Inc., and as part of the Merger, acquired Primadonna's 50% ownership interest in NYNY LLC, which owned and operated the destination resort called New York-New York Hotel and Casino ("NYNY") in Las Vegas, Nevada. Consequently, as of March 1, 1999, Primadonna and NYNY LLC are wholly-owned subsidiaries of the Company. NYNY commenced operations on January 3, 1997, and is located on approximately 20 acres at the northwest corner of Tropicana Avenue and Las Vegas Boulevard, across from MGM Grand Las Vegas. The Merger also gave the Company ownership of three hotel and casinos located in Primm, Nevada at the California/Nevada stateline, which includes: Whiskey Pete's, Buffalo Bill's and the Primm Valley Resort (the "Primm Properties"), as well as two championship golf courses located one mile from the Primm Properties.

    Through its wholly-owned subsidiary, MGM Grand Detroit, Inc., the Company and its local partners in Detroit, Michigan, formed MGM Grand Detroit, LLC to develop a hotel, casino and entertainment complex ("MGM Grand Detroit"), at an approximate cost of $800 million. On November 20, 1997, the Company was chosen to construct, own and operate one of Detroit's three new casinos. Construction of the new hotel/casino is subject to the receipt of various governmental approvals. The plans for the permanent facility call for an 800-room hotel, a 100,000 square-foot casino, signature restaurants and retail outlets, a showroom and other entertainment venues. On July 22, 1998, the Michigan Gaming Control Board adopted a resolution which allowed the issuance of casino licenses to conduct gaming operations in temporary facilities. On July 28, 1999, the Michigan Gaming Control Board issued a casino license to MGM Grand Detroit, LLC to conduct gaming operations in its interim facility ("MGM Grand Detroit Casino"), which commenced operations on July 29, 1999. The MGM Grand Detroit Casino is located in the former Internal Revenue Service building located directly off of the Lodge freeway in downtown Detroit, Michigan.

    Through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Hotel/Casino in Darwin, Australia ("MGM Grand Australia"), which is located on 18 acres of beachfront property on the north central coast of Australia.

    Through its wholly-owned subsidiary, MGM Grand South Africa, Inc., the Company manages one permanent and two temporary casinos throughout various provinces of the Republic of South Africa. The permanent casino in Nelspruit began operations on November 17, 1999, the temporary casino in Witbank began operations on March 10, 1998 and the temporary casino in Johannesburg began operations on September 28, 1998. The Company receives management fees from its partner, Tsogo Sun Gaming & Entertainment, which is responsible for providing all project costs.

    Through its wholly-owned subsidiary, MGM Grand Atlantic City, Inc., the Company intends to construct, own and operate a destination resort hotel/casino, entertainment and retail facility in Atlantic City, New Jersey, at an approximate cost of $700 million, on approximately 35 acres of land on the Atlantic City Boardwalk. Construction of the hotel/casino is subject to the receipt of various governmental approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission.

                               37 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Note 2. Significant Accounting Policies and Basis of Presentation
   ------------------------------------------------------------------------

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

    c. Cash and Cash Equivalents -- Cash and cash equivalents consist of investments in bank certificates of deposit and other interest bearing instruments with initial maturities of three months or less. Such investments are carried at cost which approximates market value.

    d. Accounts Receivable -- Accounts receivable are due within one year and are recorded net of amounts estimated to be uncollectible.

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

     Buildings and improvements              15 to 40 years
     Equipment, furniture and fixtures       3 to 7 years
     Land improvements                       10 to 15 years
     Leasehold improvements                  5 to 20 years

Capital leases are depreciated on the estimated useful life or life of the lease, whichever is shorter.

    g. Excess of Purchase Price over Fair Market Value of Net Assets Acquired -- The excess of purchase price over fair market value of net assets acquired is amortized on a straight-line basis over 40 years.

    h. Other Assets -- The cost of normal hotel operating quantities of china, silverware, glassware and utensils is recorded as an asset and is depreciated. Direct costs related to the debt offering and bank financing are being deferred and amortized over the debt repayment periods.

    i. Casino Revenues and Promotional Allowances -- Casino revenue is the aggregate of gaming wins and losses. The retail value of accommodations, food and beverage, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated retail value of these promotional allowances was $112.6 million, $66.2 million and $63.7 million for the years ended December 31, 1999, 1998 and 1997, respectively.

The estimated cost of providing such promotional allowances was included in closing expenses as follows:

(In thousands)
Years Ended December 31,                                   1999      1998      1997
                                                          ---------------------------
Rooms..................................................   $18,627   $11,304   $ 9,841
Food and beverage......................................    42,681    26,826    28,436
Other..................................................    11,701     4,011     2,235
                                                          ---------------------------
                                                          $73,009   $42,141   $40,512
                                                          ===========================

    j. Currency Translation -- The Company accounts for currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." The Australian results of operations and the balance sheet are translated from Australian dollars to US dollars. Certain fixed assets and intangibles are valued at historical exchange rates, while other balance sheet accounts are translated at the

                               38 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

exchange rate in effect at each year-end. Income accounts are translated at the average rate of exchange prevailing during the year.

    k. Net Income Per Common Share -- Basic income per share of common stock is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted income per share of common stock is computed based on the assumption that options issued to employees are exercised and repurchased at the average price for the periods presented (see Notes 13 and 14).

    l. Capitalized Interest -- The Company capitalizes interest costs associated with debt incurred in connection with major construction and development projects. The Company capitalizes interest on amounts expended on projects at the Company's weighted average cost of the borrowed funds (see Note
9), and based upon the weighted average amount of the Company's outstanding borrowings. Capitalization of interest ceases when the project is completed.

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

    o. Change in Accounting Principle -- Effective January 1, 1999, the Company adopted Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that all companies expense costs of start-up activities as those costs are incurred. The term "start-up" includes pre-opening, pre-operating and organization activities. As a result of the adoption of SOP 98-5, the Company recognized $44.3 million and $.2 million in preopening expense related to the Detroit and Atlantic City projects, respectively, and $5.7 million related to the Mansion at MGM Grand Las Vegas for the year ended December 31, 1999. Additionally, the Company recognized the cumulative effect of the accounting change (net of tax) of $7.7 million and $.5 million, related to the adoption of SOP 98-5 for the Detroit and Atlantic City projects, respectively.

    p. Stock Split -- Effective December 13, 1999, the Board of Director's approved a two-for-one split of the Company's common stock. All references to share and per share data in the consolidated financial statements and notes thereto have been adjusted retroactively to give effect to the stock split.

                       Note 3. Statements of Cash Flows
         ------------------------------------------------------------

The following supplemental disclosures are provided for the Consolidated Statements of Cash Flows:

(In thousands)
Years ended December 31,                                   1999      1998      1997
                                                          --------------------------
Cash payments made for:
      Interest, net of amounts capitalized.............   $56,035   $23,680   $ 7,916
                                                          ===========================
      State and federal income taxes...................   $26,068   $15,900   $43,159
                                                          ===========================

    During 1997, the Company completed equipment lease financing for approximately $3.1 million at MGM Grand Las Vegas.

    As a result of the Merger (see Note 19), the Company issued stock to Primadonna shareholders in the amount of approximately $243.6 million and assumed long-term debt totaling $315.2 million.

                               39 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        Note 4. Accounts Receivable, net
          -----------------------------------------------------------

Components of accounts receivable were as follows:
(In thousands)
At December 31,                                                 1999       1998
                                                             --------------------
Casino.................................................      $ 81,418    $ 84,845
Hotel..................................................        13,390      12,679
Other..................................................        11,065       3,587
                                                             --------------------
                                                              105,873     101,111
Less:  Allowance for doubtful accounts and discounts...       (22,772)    (36,831)
                                                             --------------------
                                                             $ 83,101    $ 64,280
                                                             ====================

    Credit is issued in exchange for gaming chips at MGM Grand Las Vegas, NYNY, the Primm Properties and MGM Grand Detroit Casino as permitted by the regulations of the Nevada Gaming Commission, the Nevada State Gaming Control Board and the Michigan Gaming Control Board. The Company extends credit, following an evaluation of credit worthiness, to certain casino patrons, a substantial portion of whom reside in countries other than the United States. The Company maintains an allowance for doubtful accounts and discounts which is based on management's estimate of the amount expected to be uncollectible considering historical experience and the information management obtains regarding the credit worthiness of the customer. The collectibility of these receivables could be affected by future business or economic trends or other significant events in the countries in which such customers reside. Although management believes the allowance is adequate, it is possible that the estimated amount of cash collections with respect to the casino accounts receivable could change.

                      Note 5. Property and Equipment, net
      ------------------------------------------------------------------

Property and equipment consisted of the following:

(In thousands)
At December 31,                                                   1999          1998
                                                               -----------------------
Land........................................................   $  332,769    $ 107,613
Buildings and improvements..................................    1,628,761      929,980
Equipment, furniture, fixtures and leasehold improvements...      665,133      304,239
Equipment under capital lease...............................       26,256       18,053
Construction in progress....................................      130,848      223,772
                                                               -----------------------
                                                                2,783,767    1,583,657
Less:  Accumulated depreciation and amortization............     (393,243)    (255,935)
                                                               -----------------------
                                                               $2,390,524   $1,327,722
                                                               =======================

                         Note 6.  Development Projects
               ------------------------------------------------

    The Company, along with its local partners in Detroit, Michigan, plans to develop a permanent hotel/casino and entertainment complex at an approximate cost of $800 million. On November 20, 1997, the Company was chosen to construct, own and operate one of Detroit's three new casinos. Construction of the hotel/casino is subject to the receipt of various governmental approvals. The plans for the permanent facility call for an 800-room hotel, a 100,000 square-foot casino, signature restaurants and retail outlets, a showroom and other entertainment venues. Through December 31, 1999, the Company has expended and capitalized approximately $4.1 million for licensing, design and construction costs for the permanent facility.

    The Company plans to develop a hotel/casino and entertainment complex in Atlantic City, New Jersey, at a minimum approximate cost of $700 million, on approximately 35 acres of land on the Atlantic City Boardwalk. Construction of the hotel/casino is subject

                               40 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to the receipt of various governmental approvals. On July 24, 1996, the Company was found suitable for licensing by the New Jersey Casino Control Commission. Through December 31, 1999, the Company has expended and capitalized approximately $67.2 million relating primarily to land acquisition and pre-construction activities.

               Note 7. Investments in Unconsolidated Affiliates
          -----------------------------------------------------------

    On December 28, 1994, the Company and Primadonna formed a joint venture to construct, own and operate the New York-New York Hotel and Casino (see Note 1). The hotel/casino opened to the public on January 3, 1997. The Company held a 50% interest in the joint venture until the Merger on March 1, 1999, whereby it acquired the remaining 50% interest. Through February 28, 1999, the Company contributed land on which the property is located and cash totaling $70.7 million. During the two months ended February 28, 1999, the Company received no distributions from the joint venture to pay taxes on its allocated share of income. The joint venture secured bank financing of $285 million, which was subsequently amended and reduced to $210 million, and equipment term loan financing of $20 million (see Note 9). In addition, the joint venture Partners executed a joint and several unlimited Keep-Well Agreement in conjunction with the financing. Following the Merger with Primadonna, the Company extinguished the joint venture secured bank financing on March 31, 1999 (see Note 9).

    Summary condensed financial information for New York-New York Hotel and Casino, LLC is as follows:

(In thousands)
Years Ended December 31,        1999        1998        1997
                              --------------------------------
Net Revenues...............   $213,055    $219,107    $255,253
                              ================================
Operating Income...........   $ 66,159    $ 76,628    $107,431
                              ================================
Interest Expense, net......   $(11,086)   $(16,562)   $(19,425)
                              ================================
Net Income.................   $ 55,073    $ 60,066    $ 88,006
                              ================================

(In thousands)
At December 31,                 1999        1998
                              --------------------

Total Assets...............   $536,217    $451,496
                              ====================
Long-term Debt.............   $117,343    $189,361
                              ====================
Members' Equity............   $387,156    $235,176
                              ====================

    Effective December 10, 1993, the Company through its wholly owned subsidiary, MGM Grand Hotel, Inc., and Bally's Grand Inc. ("Bally's") formed a 50/50 joint venture, MGM Grand-Bally's Monorail, LLC. The joint venture was formed to construct, own and operate the MGM Grand-Bally's Monorail, which was completed and commenced operations in June of 1995. The Company contributed $1.3 million, $2 million, and $1.5 million to the joint venture as part of its operating contribution during 1999, 1998 and 1997, respectively.

Investments in unconsolidated affiliates consisted of the following:

(In thousands)
At December 31,                                                                 1999        1998
                                                                               --------------------

New York-New York Hotel and Casino, LLC.....................................   $    -      $122,861
MGM Grand - Bally's Monorail, LLC...........................................    12,485       11,164
                                                                               --------------------
                                                                               $12,485     $134,025
                                                                               ====================

                              41 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in the Company's investments in unconsolidated affiliates were as follows:

(In thousands)
New York-New York Hotel and Casino, LLC                                                          1999       1998
                                                                                            ---------------------
Investment at January 1,.................................................................   $ 122,861    $ 96,949
Earnings.................................................................................       5,041      30,032
Distributions received...................................................................           -      (4,120)
Merger with Primadonna...................................................................    (127,902)          -
                                                                                            ---------------------
Investment at December 31,...............................................................   $       -    $122,861
                                                                                            =====================

(In thousands)
MGM Grand-Bally's Monorail, LLC                                                                  1999       1998
                                                                                            ---------------------

Investment at January 1,.................................................................   $  11,164    $ 11,172
Costs of Operations......................................................................        (812)       (808)
Additional investments...................................................................       2,133         800
                                                                                            ---------------------
Investment at December 31,...............................................................   $  12,485    $ 11,164
                                                                                            =====================

                      Note 8.  Other Accrued Liabilities
             -----------------------------------------------------

Other accrued liabilities consisted of the following:

(In thousands)
At December 31,                                                                                  1999       1998
                                                                                            ---------------------
Accrued salaries and related.............................................................   $  72,588    $ 38,422
Casino front money.......................................................................      24,090      20,109
Casino chip liability....................................................................      16,809      12,198
Other liabilities........................................................................      84,093      40,216
                                                                                            ---------------------
                                                                                            $197,580     $110,945
                                                                                            =====================

                            Note 9.  Long Term Debt
             -----------------------------------------------------

Long term debt consisted of the following:

(In thousands)
At December 31,                                                                                  1999       1998
                                                                                           ----------------------
Senior Reducing Revolving Credit Facility................................................   $ 612,000    $      -
6.95% Senior Collateralized Notes due February 1, 2005...................................     300,000     300,000
6.875% Senior Collateralized Notes due February 6, 2008..................................     200,000     200,000
MGM Grand Detroit, LLC Credit Facility due April 1, 2003.................................     169,000           -
Australian Hotel/Casino Loan due December 1, 2004........................................      37,841      44,874
                                                                                           ----------------------
                                                                                            1,318,841     544,874
Less:  Current maturities................................................................      (7,852)    (10,077)
                                                                                           ----------------------
                                                                                           $1,310,989   $ 534,797
                                                                                           ======================

    Total interest incurred during 1999, 1998 and 1997 was $76.2 million, $40.1 million and $9 million, respectively, of which $16.3 million, $15.5 million and $7.8 million were capitalized in 1999, 1998 and 1997, respectively.

    On July 1, 1996, the Company secured a $500 million Senior Reducing Revolving Credit Facility with BA Securities (the "Facility"), an affiliate of Bank of America NT&SA. In August 1996, the Facility was increased to $600 million. In July 1997, the Facility was amended, extended and increased to $1.25 billion (the "New Facility"), with provisions to allow an increase of the New Facility to $1.5 billion as well as to allow additional pari passu debt financing up to $500 million. As a result of the New Facility, the Company recognized an extraordinary loss of approximately $4.2 million, net of income tax benefits, due to the write-off of unamortized debt costs from the Facility during 1997. The New Facility contains various restrictive covenants on the Company which include the

                               42 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

maintenance of certain financial ratios and limitations on additional debt, dividends, capital expenditures and disposition of assets. The New Facility also restricts certain acquisitions and similar transactions. Interest on the New Facility is based on the bank reference rate or Eurodollar rate and as of December 31, 1999, the Company's borrowing rate was approximately 6.8%. The New Facility matures in December 2002, with the opportunity to extend the maturity for successive one-year periods. Quarterly reductions of $62.5 million begin on December 23, 2001. On May 4, 1999, two letters of credit totaling $49.9 million were issued under the New Facility to support municipal financing used in connection with the proposed Detroit permanent casino. During 1999, $782 million was drawn down on the New Facility of which $612 million remained outstanding as of December 31, 1999. During 1999, the Company used $216.6 million and $157.9 million from the New Facility to pay off the Primadonna and NYNY bank facilities, respectively, and terminated these borrowing arrangements.

    The Company filed a Shelf Registration Statement with the Securities and Exchange Commission which became effective on August 4, 1997. The Shelf Registration Statement allows the Company to issue up to $600 million of debt and equity securities. On February 2 and February 6, 1998, the Company completed public offerings totaling $500 million of Senior Collateralized Notes in
tranches of 7 and 10 years.   The 7-year tranche of $300 million carries a
coupon of 6.95%, while the 10-year tranche of $200 million carries a coupon of 6.875%. Both tranches are initially secured equally and ratably with the New Facility, and the security may be removed equally with the New Facility at the Company's option upon the occurrence of certain events, including the maintenance of investment grade ratings. The Senior Collateralized Notes are pari passu with the New Facility and contain various restrictive covenants, as does the New Facility. The Senior Collateralized Notes and the New Facility are collateralized by substantially all of the assets of the Company except for assets of certain unrestricted subsidiaries. Based on the quoted market value of the Senior Collateralized Notes at December 31, 1999, the fair value of the 7-year and 10-year tranches were $275.4 million and $177.9 million, respectively.

    On March 31, 1999, MGM Grand Detroit, LLC, through a wholly-owned subsidiary, secured a $230 million credit facility (the "Detroit Facility") with a consortium of banks, the majority of which are based in the greater Detroit metropolitan area. The Detroit Facility will be used to finance the development and construction of the interim and permanent casino complexes and for general working capital. The Detroit Facility may be increased to $250 million at the Company's discretion. The Detroit Facility is secured by substantially all of the assets of the interim facility and is guaranteed by the Company. The Detroit Facility matures in April 2003. During 1999, $181 million was drawn down on the Detroit Facility of which $169 million remained outstanding as of December 31, 1999.

    On September 7, 1995, the Company completed the acquisition of MGM Grand Australia (formerly the Diamond Beach Hotel/Casino) in Darwin, Australia. The acquisition cost was financed by an Australian bank facility which provided a total availability of approximately $68.7 million (AUD $105 million) and includes funding for general corporate purposes. During 1999, the facility was reduced by principal payments totaling $10 million (AUD $15.3 million) made in accordance with the terms of the bank facility, and as of December 31, 1999, $37.8 million (AUD $57.8 million) remained outstanding. Interest on the Australian facility is based on the bank bill rate and was approximately 5.8% and 5.3% as of December 31, 1999 and 1998, respectively. During 1999, the maturity of the facility was extended from December 2002 to December 2004. The indebtness has been guaranteed by the Company.

    MGM Grand Australia has a $13.1 million (AUD $20 million) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes. During the year ended December 31, 1999, no amounts were borrowed under the line of credit and no amounts were outstanding as of December 31, 1999 and 1998, respectively.

                               43 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Maturities of the Company's long term debt are as follows:

(In thousands)

Years ending December 31,
2000........................   $    7,852
2001........................       23,518
2002........................      696,519
2003........................       84,519
2004........................        6,433
Thereafter..................      500,000
                               ----------

Total.......................   $1,318,841
                               ==========

     On September 15, 1995, NYNY LLC completed its bank financing for up to $225 million, which was increased to $285 million during September 1996. The non-revolving construction line of credit converted to a five-year reducing revolver upon completion of construction and commencement of operations of NYNY on January 3, 1997. On October 8, 1998, the NYNY LLC five-year reducing revolver was amended and reduced to $210 million. Following the Merger with Primadonna, the Company used $157.9 million from the New Facility to extinguish the NYNY bank facility on March 31, 1999. On January 21, 1997, NYNY LLC completed an additional $20 million equipment financing with a financial institution. As of December 31, 1999, $11.4 million remained outstanding related to the equipment financing. During 1999, as a result of extinguishing the NYNY LLC bank facility, the Company recognized an extraordinary loss of approximately $.9 million, net of income tax benefits, due to the write-off of unamortized debt costs.

     As of December 31, 1999, the Company was in compliance with all covenant provisions associated with the aforementioned obligations.

                    Note 10.  Commitments and Contingencies
        --------------------------------------------------------------

     The Company and its subsidiaries lease buildings and equipment under non-cancelable operating lease agreements which expire at various times through the year 2004. The leases generally provide that the Company pay taxes, insurance and maintenance expenses related to leased assets.

     At December 31, 1999, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

(In thousands)                             Operating    Capital
Years ending December 31,                    Leases     Leases
                                           --------------------
2000....................................    $ 11,911    $ 5,187
2001....................................       8,472      5,773
2002....................................       8,457      3,998
2003....................................       7,494      3,122
2004....................................       5,737         31
Thereafter..............................     220,873          -
                                            -------------------
Total Minimum Lease Payment.............    $262,944     18,111
                                            ========
Amount Representing Interest............                   (102)
                                                        -------
Total Obligation Under Capital Leases...                 18,009
Less:  Amount Due Within One Year.......                 (5,145)
                                                        -------
Amount Due After One Year...............                $12,864
                                                        =======

     Rental expense on the non-cancelable operating leases was $9.1 million, $1.7 million and $2.5 million for the years ending December 31, 1999, 1998 and 1997, respectively.

     The Company has a lease agreement which covers the property upon which Whiskey Pete's, Primm Valley, and Buffalo Bill's are located. The land is owned by Primm South Real Estate Company ("Primm South"). The lease has an initial term of 50 years, with an option to extend for one additional 25

                               44 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

year period. Lease payments are subject to annual increases based upon the Consumer Price Index, not to exceed 8% per year. The lease provides for the base rent to be adjusted every 8 years, based upon appraisal. The Company is required to pay all taxes, insurance, utilities, and maintenance expenses related to the property.

     Additionally, the lease provides the Company with the exclusive right to conduct gaming activities on the landlord's property in Primm, Nevada, for 10 years, for an annual fee of $100,000. This right can be extended, at the Company's option, for consecutive 10 year periods so long as the Company is in compliance with the lease agreement. At each renewal period, the fee will be increased by the Consumer Price Index, subject to a maximum annual increase of 8%.

                         Note 11. Stockholders' Equity
        --------------------------------------------------------------

     On May 7, 1996, the Company made a commitment to grant 30 shares of Company common stock to each of its employees in exchange for continued active employment through the one-year anniversary date of the commitment. As a result of the stock grant commitment, deferred compensation was charged to stockholders' equity and amortized monthly to compensation expense over the one-year commitment period. On May 7, 1997, 198,090 shares were issued to employees as a result of the commitment. Over the life of the commitment, approximately $4 million was amortized to expense, of which $1.2 million and $2.8 million of such expense were recognized during the years ended December 31, 1997 and 1996, respectively.

     On May 24, 1995, and as amended, the Company entered into an agreement with Don King Productions, Inc. ("DKP") to present six of Mike Tyson's fights. Pursuant to the agreement, the Company made a non-interest bearing working capital advance of $15 million to DKP, sold to DKP 1,237,114 treasury shares of the Company's Common Stock (the "Shares") for $15 million in exchange for a non-interest bearing promissory note which was repaid, and provided a guaranteed future share price of $24.25. The original agreement was amended by a Trust Agreement dated October 23, 1996, in which the Shares were placed in the name of, and held by, an independent trustee, pending disposition at the direction of the Company. The Company and DKP determined to terminate the agreement, and on September 25, 1997, after solicitation of competitive bids, the Shares held by the Trustee were sold to Tracinda at the price of $22.25 per share for an aggregate consideration of $27.5 million. The Company was repaid the $15 million working capital advance and the remaining consideration in the amount of $12.5 million was paid to DKP. As a result of this transaction, the Company reversed approximately $5.9 million of previously expensed stock price guarantee amortization during 1997.

     On June 23, 1998, the Company announced a $17.50 per share cash tender offer for up to 12 million shares of Company common stock as part of a 24 million share repurchase program. The offer commenced on July 2, 1998 and expired on July 31, 1998. Based upon final results, 21.6 million shares of the Company's common stock were tendered, and accordingly, the shares were prorated. The total acquisition cost of the 12 million shares was approximately $210.6 million.

     On March 1, 1999, the Company issued 19 million shares of the Company's common stock valued at approximately $243.6 million in connection with the Merger (see Note 19).

     On June 10, 1999, the Company announced a $25.00 per share tender offer for up to 12 million shares of the Company's common stock. The offer commenced on June 17, 1999 and expired on July 23, 1999. Based upon the final results, 30.2 million shares of the Company's common stock were tendered, and accordingly, the shares were prorated. The total acquisition cost of the 12 million shares was approximately $282 million. The Company recognized certain non-recurring compensation costs totaling approximately $18.5 million related to exercisable options that were tendered. This tender offer completed the acquisition of the remaining 12 million shares offered in the 24 million share repurchase program announced on June 23, 1998.

     On August 5, 1999, the Company announced a twelve-month stock repurchase program for up to 10 million shares of the Company's common stock. The

                           45 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

purchases will be made from time to time in the open market or through privately negotiated transactions as market conditions warrant. Through December 31, 1999, the Company purchased 565,200 shares for an approximate cost of $13.2 million. From January 1, 2000 through February 25, 2000, the Company purchased 2,493,800 shares for an approximate cost of $52.6 million.

     On December 13, 1999, the Board of Directors approved a two-for-one split of the Company's common stock and declared an initial quarterly cash dividend of $0.10 per share, after giving effect to the stock split. The additional shares were distributed on February 25, 2000 to stockholders of record on February 10, 2000. The cash dividend was paid on March 1, 2000 to stockholders of record on February 10, 2000. All references to share and per share data herein have been adjusted retroactively to give effect to the stock split. Concurrently, the Board of Directors increased the number of authorized shares of the Company's common stock from 75 million shares to 300 million shares.

                        Note 12.  Comprehensive Income
        --------------------------------------------------------------

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

     The Company has recorded currency translation adjustments as Other Comprehensive Income in the accompanying financial statements. Comprehensive income is calculated as follows:

In thousands)
Years ended December 31,              1999       1998       1997
                                     -----------------------------
Net income........................   $86,058    $68,948   $111,018
Currency translation adjustment...    (3,508)     2,688     14,422
                                     -----------------------------
Comprehensive income..............   $82,550    $71,636   $125,440
                                     =============================

                         Note 13.  Earnings per Share
        --------------------------------------------------------------

     The Company accounts for Earnings per Share according to Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 presents two EPS calculations: (i) basic earnings per common share which is computed by dividing net income by the weighted average number of shares of common stock outstanding during the periods presented, and (ii) diluted earnings per common share which is determined on the assumption that options issued pursuant to the Company's stock option plans (see Note 14) are exercised and repurchased at the average price for the periods presented.

     Weighted average diluted shares include the following: options to purchase approximately 3,506,000, 1,328,000, and 1,754,000 shares issued pursuant to the Company's stock option plans (see Note 14) for the years ended December 31, 1999, 1998 and 1997, respectively; employee grant shares of approximately 58,000 for the year ended December 31, 1997; and DKP shares of approximately 908,000 for the year ended December 31, 1997 (see Note 11).

                         Note 14.  Stock Option Plans
        --------------------------------------------------------------

     The Company has adopted nonqualified stock option plans and incentive stock plans which provide for the granting of stock options pursuant to the applicable provisions of the Internal Revenue Code and regulations. The aggregate options available under the plans are 20.2 million shares. The Company had


                               46 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

granted options of approximately 15 million shares through December 31, 1999.

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

     On June 22, 1998, the Compensation and Stock Option Committee of the Board of Directors approved an offer to employees to reprice their out-of-the-money options (covering an aggregate of 3,641,900 shares). The original options had exercise prices ranging from $16.59 to $22.06, and the new options have an exercise price of $13.31. For holders who accepted the new price, certain conditions were adopted including: (1) commencement of a new holding period for vesting of options (whether or not the initial options had vested) and (2) a one-year extension of employee employment contracts, at the Company's option, where applicable. The repricing offer was not made to the Company's outside directors.

     Had the Company accounted for these plans under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

(In thousands)                     1999     1998      1997
                                 ----------------------------
Net income:
   As Reported................   $86,058   $68,948   $111,018
                                 ============================
   Pro Forma..................   $77,030   $66,047   $110,235
                                 ============================

Basic Earnings per share:
   As Reported................   $  0.74   $  0.62   $   0.97
                                 ============================
   Pro Forma..................   $  0.66   $  0.59   $   0.96
                                 ============================
Diluted Earnings per share:
   As Reported................   $  0.72   $  0.61   $   0.94
                                 ============================
   Pro Forma..................   $  0.64   $  0.59   $   0.94
                                 ============================

     A summary of the status of the Company's fixed stock option plan for each of the years ended December 31, 1999, 1998 and 1997 is presented below (there are no options outstanding under the Incentive Stock Option Plan):

                                                                   1999                    1998                    1997
                                                            --------------------------------------------------------------------
                                                                       Weighted                 Weighted                Weighted
                                                                        Average                  Average                 Average
                                                            Shares     Exercise     Shares      Exercise      Shares    Exercise
                                                            (000's)       Price     (000's)        Price      (000's)      Price
                                                            -------------------------------------------------------------------
Outstanding at Beginning of the year.....................    9,402       $12.89      7,284        $14.41       6,426      $13.63
      Granted............................................    5,712       $21.11      6,334        $14.61       1,454      $18.13
      Exercised..........................................   (3,358)      $12.00        (98)       $13.56        (144)     $ 7.55
      Forfeited..........................................     (764)      $19.00     (4,118)       $18.21        (452)     $17.60
      Expired............................................        -            -          -        $    -           -      $    -
                                                            ------                  ------                     -----
Outstanding at End of the Year...........................   10,992       $17.00      9,402        $12.89       7,284      $14.41
                                                            ======                  ======                     =====
Exercisable at End of Year...............................    3,006       $14.02      2,718        $11.95       1,566      $12.12
                                                            ======                  ======                     =====
Weighted Average Fair Value
      of Options Granted.................................                $11.15                   $ 6.81                  $ 8.49
                                                                         ======                   ======                  ======



                               47 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The following table summarizes information about fixed stock options outstanding at December 31, 1999:

                                                     Options Outstanding                     Options Exercisable
                                     -------------------------------------------------------------------------------
                                                          Weighted
                                                           Average         Weighted                         Weighted
                                            Number       Remaining          Average             Number       Average
                                       Outstanding      Contractual        Exercise        Exercisable      Exercise
Range of Exercise Prices             at 12/31/1999     Life (Years)           Price      at 12/31/1999         Price
                                     -------------------------------------------------------------------------------
 $ 5.00 - $10.00.............              138,792              4.5          $ 6.94           138,792         $ 6.94
 $10.01 - $15.00.............            6,110,930              7.3          $13.09         2,562,590         $13.02
 $15.01 - $20.00.............            1,244,860              8.2          $17.81            50,100         $17.26
 $20.01 - $25.00.............            3,309,900              9.5          $23.63            85,862         $22.27
 $25.01 - $30.00.............              137,800              7.6          $27.19           118,800         $27.47
 $30.01 - $35.00.............               19,464              5.6          $32.98            19,464         $32.98
 $35.01 - $40.00.............               27,714               .2          $36.72            27,714         $36.72
 $40.01 - $45.00.............                    -                -               -                 -              -
 $45.01 - $50.00.............                2,970               .2          $47.35             2,970         $47.35
                                     -------------------------------------------------------------------------------
                                        10,992,430              8.0          $17.00         3,006,292         $14.02
                                     ===============================================================================

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively; risk-free interest rates of 6% for all years; no expected dividend yields for the years presented; expected lives of 8, 6, and 6 years, respectively; and expected volatility of 36%, 36%, and 38%, respectively.

     The Company has agreements with 153 executives which provide that, upon a change of control, any unvested stock options covered by such agreements become exercisable. The total number of stock options subject to such agreements is 3.8 million which become immediately exercisable.

                  Note 15. Employee Pension and Savings Plans
        --------------------------------------------------------------

     Participation in the MGM Grand Hotel, Inc. 401(k) employee savings plan is available for all full time employees. The savings plan allows participants to defer, on a pre-tax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. MGM Grand Hotel, Inc. matches 50% of employee contributions up to a maximum of 2% of participating employee's eligible gross wages. Additionally, MGM Grand Hotel, Inc. makes contributions to the employees' savings plan based on length of service, which vest over a five-year period. For the periods ended December 31, 1999, 1998 and 1997, MGM Grand Hotel, Inc. contributions under this arrangement were $4.5 million, $4.1 million, and $3.4 million, respectively.

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

     The Company and MGM Grand Hotel, Inc. maintain an Employee Stock Purchase Plan. The plan provides eligible employees the opportunity to purchase shares of the Company's Common Stock via payroll deductions. The price for each share of Common Stock is the weighted average price paid for all the shares purchased by the Plan Administrator on behalf of the participating employees on the last trading day of each month. The Company and MGM Grand Hotel, Inc. pay the administrative costs of the plan. The plan may be amended or terminated at any time by the Company's Board of Directors or by a committee designated by the Board of Directors.

                               48 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Participation in the NYNY 401(k) employee savings plan is available for all full time employees. The savings plan allows participants to defer, on a pre-tax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. NYNY matches 50% of employee contributions up to a maximum of 3% of participating employee's eligible gross wages. For the period ended December 31, 1999, NYNY contributions under this arrangement were $.7 million.

     Participation in MGM Grand Detroit's 401(k) employee savings plan is available for all employees after completing three months of employment. The savings plan allows participants to defer, on a pre-tax basis, a portion of their salary and accumulate tax-deferred earnings as a retirement fund. MGM Grand Detroit matches 50% of employee contributions up to a maximum of 6% of participating employee's eligible gross wages. Matching contributions vest ratably over a five-year period. For the period ended December 31, 1999, MGM Grand Detroit contributions under this arrangement were $.2 million .

     Effective with the March 1, 1999 Merger with Primadonna, a section 401(k) employee savings plan (the "Primadonna Savings Plan") for Primadonna employees was acquired. The Primadonna Savings Plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. The Company matches 50% of employee contributions up to a maximum of 2.5%, which was amended to 3% on December 1, 1999, of participating employee's eligible gross wages and bonus. For the period ended December 31, 1999, Primadonna contributions under the arrangement were $.3 million.

     Effective with the September 1995 acquisition of MGM Grand Australia (see
Note 1), an Australian employee retirement fund was acquired. The fund is subject to the Superannuation Industry (Supervision) Act of 1993, imposing a legal obligation on MGM Grand Australia to contribute to all employees. MGM Grand Australia maintains two categories for the plan, depending on employment status: category (A) for executive employees and category (B) for staff. Death and Disablement benefits are provided for all members; however, category (A) members receive increased coverages under both benefits. MGM Grand Australia contributes 7% of salary to satisfy the Superannuation Guarantee Legislation, and allows participants to defer, on a pre-tax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. The full amount vested in members' retirement accounts is payable to the member following termination of employment, under certain circumstances or normal retirement. During 1999, MGM Grand Australia contributed under these arrangements $.3 million and $.6 million for the executive employees and staff, respectively. During 1998, MGM Grand Australia contributed under these arrangements $.3 million and $.5 million for the executive employees and staff, respectively. During 1997, MGM Grand Australia contributed under these arrangements $.2 million and $.5 million for the executive employees and staff, respectively.

                    Note 16. Master Plan Asset Disposition
        --------------------------------------------------------------

     During 1997, the Company enhanced and increased the Master Plan from $250 million to approximately $570 million, and wrote off assets with a net book value of $28.6 million (pre-tax), which included the original swimming pool facility which was replaced by the Mansion at the MGM Grand, consisting of 29 exclusive suites and villas, and certain theme park assets.

                             Note 17. Income Taxes
        --------------------------------------------------------------

     The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At December 31, 1999, the Company believes that it is more likely than not that its deferred tax assets are fully realizable because of the future reversal of existing taxable temporary differences and future projected taxable income. Accordingly, there is no valuation allowance at December 31, 1999.

     The Company merged with Primadonna Resorts,

                               49 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inc. on March 1, 1999 through a transaction that qualified as a tax free reorganization under the Internal Revenue Code. The respective deferred tax assets and liabilities of The Primadonna Resorts, Inc. have been consolidated with the MGM Grand, Inc. deferred balances, and are reflected in the December 31, 1999 deferred tax assets and liabilities below.

     The provision for income taxes and income from continuing operations before extraordinary item and cumulative effect of change in accounting principle for the years ended December 31, 1999, 1998 and 1997 are as follows:

In thousands)
Years Ended December 31,                                                             1999          1998          1997
                                                                                   ------------------------------------
Current - Federal..........................................................        $26,035        $23,250       $14,207
Deferred - Federal.........................................................         26,188         14,847        51,439
                                                                                   ------------------------------------

   Provision for Federal income taxes......................................        $52,223        $38,097       $65,646
                                                                                   ====================================

Current - State............................................................        $   803        $     -       $     -
Deferred - State...........................................................           (320)             -             -
                                                                                   ------------------------------------

   Provision for City and State income taxes...............................        $   483        $     -       $     -
                                                                                   ====================================

Current - Foreign..........................................................        $ 2,945        $ 1,541       $     -
Deferred - Foreign.........................................................           (622)           942          (601)
                                                                                   ------------------------------------

   Provision for Foreign income taxes......................................        $ 2,323        $ 2,483       $  (601)
                                                                                   ====================================

     Reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:

Years Ended December 31,                                                              1999       1998       1997
                                                                                     ----------------------------
Federal income tax rate..........................................................     35.0%      35.0%      35.0%
Permanent and other items........................................................      1.6        2.0        1.1
Changes in valuation allowance...................................................        -          -          -
                                                                                     ----------------------------
Effective tax rate...............................................................     36.6%      37.0%      36.1%
                                                                                     ============================

     As of December 31, 1999 and 1998, the major tax affected components of the Company's net deferred tax liability are as follows:

(In thousands)                                       1999         1998
                                                   ----------------------
Deferred Tax Assets - Federal and State:
   Bad debt reserve.............................   $   3,844    $ 12,234
   Tax credit carryforwards.....................      25,390      29,492
   Preopening costs.............................         471           -
                                                   ----------------------
                                                      29,705      41,726
                                                   ----------------------
Deferred Tax Liabilities - Federal and State:
   Depreciation and amortization................    (107,090)    (72,817)
   Accruals, reserves and other.................     (11,783)     (9,261)
                                                   ----------------------
                                                    (118,873)    (82,078)
                                                   ----------------------
Deferred Tax Liabilities - Foreign:
   Depreciation, amortization and other.........      (2,093)     (2,715)
                                                   ----------------------

Net Deferred Tax Liability......................   $ (91,261)   $(43,067)
                                                   ======================

     For U.S. Federal income tax return purposes, the Company has an alternative minimum tax credit carryforward of $24.3 million which does not expire, and a general business tax credit carryforward of $1.1 million which expires in different periods through 2013.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                     Note 18.  Related-Party Transactions
           --------------------------------------------------------

     The Company, through its wholly-owned subsidiary MGM Grand Hotel, Inc., has entered into an agreement to lease space in NYNY to operate a race book and sports pool. The terms of the lease are for ten years from the commencement date of January 3, 1997, with an option for an additional term of ten years. MGM Grand Hotel, Inc. is obligated to pay to NYNY the greater of a minimum annual rent of $.2 million or percentage rent based upon gross revenue. The percentage rent is based on a graduated scale of gross revenue at percentages ranging from 12% to 15%. During 1999 and 1998, approximately $.1 million and $.4 million were paid under this agreement. The race and sports pool rent payment was below the minimum annual rent of $.2 million due to the closure of the race book and sports pool in May 1999. Additionally, MGM Grand Hotel, Inc. provided various other hotel goods and services for which NYNY paid approximately $.1 million during both 1999 and 1998. On September 4, 1996, the Company also entered into an agreement with NYNY to provide exclusive floral services through its wholly-owned subsidiary, MGM Grand Merchandising, Inc., at rates generally comparable to those offered by third parties. Payments were made by NYNY totaling $.2 million and $.1 million under the floral service contract for 1999 and 1998, respectively. The Company and NYNY have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

     For the years ended December 31, 1999 and 1998, the Company and its subsidiaries rented aircraft from Tracinda for various business purposes. The aggregate amount of rental payments were $.1 million and $.3 million, respectively, and the rent payments were at rates which management believes are generally below those offered by third parties. The Company and Tracinda have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

     During 1999 and 1998, the Company made no additional contributions to NYNY LLC. The Company received no distributions in 1999 and $4.1 million in distributions in 1998 from NYNY LLC to pay taxes on its allocated share of income.

     In August 1998, Tracinda agreed to sell its building and land (approximately .56 acres located in Las Vegas, Nevada) to the Company's subsidiary, MGM Grand Hotel, Inc., for $1.8 million. The Company, based on appraisals it received, believes that this purchase was on terms comparable to what it could have obtained for the land and building on an arms-length basis in an equivalent transaction with a third party.

     Pursuant to an agreement dated December 23, 1996, between MGM Grand Hotel, Inc. and MGM Home Entertainment, Inc. ("MGM-HE"), a California-based motion picture studio in which Tracinda has an approximate 89.1% ownership interest, (collectively with its subsidiaries, "MGM Inc.") MGM Grand Hotel, Inc. can utilize key art, still photographs of artwork and one-minute film clips from certain Metro Goldwyn Mayer, Inc.'s motion picture releases on an as-needed basis. MGM Grand Hotel, Inc. does not pay any monetary compensation for these licenses. Affiliates of MGM Grand Hotel, Inc. and MGM Inc. occasionally conduct cross-promotional campaigns, in which MGM Grand Hotel, Inc. or its affiliate's hotels and MGM Inc.'s motion picture releases are promoted together; however, management believes that the amounts involved are immaterial. During 1999 and 1998, MGM Grand Hotel, Inc. purchased video cassettes and other MGM-HE merchandise of approximately $.1 million each year at rates which management believes are generally comparable to those offered to third parties. In addition, MGM Grand Hotel, Inc. provided various goods and services during 1999 to MGM-HE which, individually and in the aggregate, are not material.

     Pursuant to a License Agreement between a predecessor in interest to the Company and Metro Goldwyn Mayer Film Co. dated February 29, 1980, as amended May 18, 1992 and as further amended August 6, 1998, the Company has an open-ended exclusive royalty-free license in perpetuity to use certain trademarks, trade names and logos in and in connection with the Company's hotel/gaming business and other businesses, excluding the film entertainment business.

     During the three-year periods ended December 31, 1999, 1998 and 1997, the Company and MGM-HE have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.


                               51 MGM Grand Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       Note 19.  Primadonna Acquisition
              ---------------------------------------------------

     On March 1, 1999, the Company completed the Merger with Primadonna Resorts, Inc. for 19 million shares of the Company's common stock valued at approximately $243.6 million plus the assumption of debt totaling $315.2 million. Primadonna shareholders received .66 shares of the Company's common stock for every Primadonna share held. The transaction was accounted for as a purchase and, accordingly, the purchase price was preliminarily allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the Merger. The operating results for Primadonna are included in the Consolidated Statement of Operations from the date of acquisition.

     The following unaudited pro forma consolidated financial information for the Company has been prepared assuming that the Merger had occurred on the first day of the following respective periods:

in thousands except per share amounts)
Years ended December 31,                                     1999         1998
                                                          -----------------------
Net Revenues...........................................   $1,458,749   $1,187,830
                                                          =======================
Operating Profit before Preopening, Other Non-
   Recurring Expenses and Corporate Expense............   $  305,677   $  197,285
                                                          =======================
Operating Income.......................................   $  219,725   $  180,656
                                                          =======================
Net Income before Extraordinary Item and
   Cumulative Effect of Accounting Change..............   $   99,047   $   84,276
                                                          =======================
Basic Earnings per Share before Extraordinary Item
   and Cumulative Effect of Accounting Change..........   $     0.83   $     0.65
                                                          =======================
Weighted Average Basic Shares Outstanding (000's)......      119,090      130,442
                                                          =======================
Diluted Earnings per Share before Extraordinary Item
   and Cumulative Effect of Accounting Change..........   $     0.80   $     0.64
                                                          =======================
Weighted Average Diluted Shares Outstanding (000's)....      123,268      131,802
                                                          =======================

     These unaudited pro forma results are presented for comparative purposes only. The pro forma results are not necessarily indicative of what the Company's actual results would have been had the acquisition been completed as of the beginning of these periods, or of future results.

                    Note 20.  Subsequent Event (unaudited)
             ----------------------------------------------------

     On March 6, 2000, the Company announced the signing of a definitive merger agreement with Mirage Resorts, Incorporated ("Mirage"), under which the Company will acquire all of the outstanding shares of Mirage for $21 per share in cash. The transaction will have a total equity value of approximately $4.4 billion. In addition, the Company will assume the outstanding debt of Mirage of approximately $2.0 billion. The transaction is subject to the approval of Mirage shareholders and to the satisfaction of customary closing conditions contained in the merger agreement, including the receipt of all necessary regulatory and governmental approvals. The transaction will be accounted for as a purchase and is anticipated to close during the fourth quarter of 2000.

                               52 MGM Grand Inc.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of MGM Grand, Inc.:

    We have audited the accompanying consolidated balance sheets of MGM Grand, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGM Grand, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 1999, in conformity with generally accepted accounting principles in the United States.

    As explained in Note 2 of notes to the consolidated financial statements, effective January 1, 1999, the Company changed it's method of accounting for start-up activities in accordance with Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."



                                                             ARTHUR ANDERSEN LLP


Las Vegas, Nevada
January 20, 2000
(except with respect to the matter discussed in Note 11, as to which the date is March 1, 2000)


                               53 MGM Grand Inc.

SELECTED QUARTERLY FINANCIAL RESULTS

(In thousands except share data) (Unaudited)
                                                                                             Quarter
                                                                     --------------------------------------------------------
For the Years ended December 31,
1999 and 1998                                                         First       Second      Third      Fourth       Total
                                                                     --------------------------------------------------------
1999
Net revenues......................................................   $251,367   $ 319,060   $ 400,335   $420,888   $1,391,650
Operating profit before non-recurring
      items and corporate expense.................................     51,846      68,831      86,958     88,185      295,820
Operating income..................................................     37,942      50,191      38,626     83,109      209,868
Income before income taxes........................................     28,824      38,264      19,695     63,370      150,153
      Net income..................................................      9,425      24,106      12,605     39,922       86,058

Basic income per share of common stock:
      Net income..................................................   $   0.09   $    0.19   $    0.11   $   0.35   $     0.74
                                                                    =========================================================
Diluted income per share of common stock:
      Net income..................................................   $   0.08   $    0.19   $    0.10   $   0.35   $     0.72
                                                                    =========================================================
1998
Net revenues......................................................   $179,847   $ 185,365   $ 193,707   $214,944   $  773,863
Operating profit before non-recurring
      items and corporate expense.................................     30,609      30,040      34,896     46,718      142,263
Operating income..................................................     28,158      27,103      34,182     42,131      131,574
Income before income taxes........................................     25,409      23,515      26,643     33,961      109,528
      Net income..................................................     16,262      14,399      17,052     21,235       68,948

Basic income per share of common stock:
      Net income..................................................   $   0.14   $    0.12   $    0.16   $   0.20   $     0.62
                                                                    =========================================================
Diluted income per share of common stock:
      Net income..................................................   $   0.14   $    0.12   $    0.15   $   0.20   $     0.61
                                                                    =========================================================

                               54 MGM Grand Inc.

                             INVESTOR INFORMATION



              ---------------------------------------------------

     The following table represents the high and low trading prices of the Company's common stock:

For the years ended December 31,                                                1999                       1998
                                                                       --------------------------------------------------
                                                                          High       Low              High        Low
                                                                       --------------------------------------------------
First Quarter..................................................        20           13 9/16          19 15/16    16 5/8
Second Quarter.................................................        24 13/16     16 5/16          17 7/8      13 5/16
Third Quarter..................................................        26 3/16      21 3/16          16 3/4      11 9/16
Fourth Quarter.................................................        27 5/16      22 11/16         14 7/8      11 5/16

     The Company's common stock is listed on the New York Stock Exchange. The symbol is MGG.

     ---------------------------------------------------------------------------

     Transfer Agent and Independent Public      Independent Public Accountants
     Registrar For Common Stock                 Arthur Andersen LLP
     ChaseMellon Shareholders Services, LLC     3773 Howard Hughes Parkway
     Overpeck Centre                            Suite 500 South
     85 Challenger Road                         Las Vegas, NV 89109
     Ridgefield Park, NJ  07660
     www.chasemellon.com





              ---------------------------------------------------

                                   Form 10-K

A copy of the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished without charge to any stockholder upon written request to:

                              Mr. Scott Langsner
                             Senior Vice President
                              Secretary/Treasurer
                                MGM Grand, Inc.
                          3799 Las Vegas Blvd. South
                             Las Vegas, NV  89109


                               55 MGM Grand Inc.

                             CORPORATE INFORMATION


                                                      Directors and Officers
   ----------------------------------------------------------------------------------------------------------------------
J. Terrence Lanni              James D. Aljian                          Alexander M. Haig, Jr.              Scott Langsner
Director                       Director                                 Director                            Officer
Chairman of the Board          Executive, Tracinda Corporation          Chairman,                           Senior Vice President
                                                                        Worldwide Associates, Inc.          Secretary/Treasurer
John T. Redmond                Fred Benninger
Director/Officer               Director                                 Kirk Kerkorian                      Kyle Edwards
Co-Chief Executive Officer     Executive, Tracinda Corporation          Director                            Officer
                                                                        President and Chief Executive       Vice President
Daniel M. Wade                 Glenn A. Cramer                          Officer, Tracinda Corporation
Director/Officer               Director                                                                     James H. Fox
Co-Chief Executive Officer     Former Chairman,                         Walter M. Sharp                     Officer
                               Transamerica Airlines, Retired           Director                            Vice President
James J. Murren                                                         President,
Director/Officer               Terry N. Christensen                     Walter M. Sharp Company
President and                  Director
Chief Financial Officer        Partner, Christensen, Miller,            Alex Yemenidjian
                               Weil & Shapiro, LLP                      Director
                                                                        Chairman and
                               Willie D. Davis                          Chief Executive Officer,
                               Director                                 Metro Goldwyn Mayer Inc.
                               President and Director,
                               All-Pro Broadcasting, Inc.               Jerome B. York
                                                                        Director

                                                        CORPORATE DIRECTORY
   ----------------------------------------------------------------------------------------------------------------------
MGM Grand, Inc.                MGM Grand Las Vegas                      MGM Grand Australia                 MGM Grand Detroit
3799 Las Vegas Blvd. South     3799 Las Vegas Blvd. South               Gilruth Ave.                        1300 John C. Lodge
Las Vegas, NV 89109            Las Vegas, NV 89109                      Mindil Beach                        Detroit, MI 48226
1-702-891-3333                 1-702-891-1111                           Darwin, Northern Territory          1-313-393-7777
                               Reservations                             0801 Australia                      www.mgmgrand.com
                               1-702-891-7777                           International number
                               1-800-929-1111 (Outside Nevada)          011-61-8-89438888                   Primadonna Resorts
                               www.mgmgrand.com                                                             PO Box 95997
                                                                        New York-New York Hotel & Casino    Las Vegas, NV 89183
                                                                        3790 Las Vegas Blvd. South          1-700-382-1212
                                                                        Las Vegas, NV 89109                 Reservations
                                                                        1-702-740-6969                      1-800-FUN-STOP
                                                                        Reservations                        1-800-386-7867
                                                                        1-702-740-6900                      www.primadonna.com
                                                                        1-800-693-6763 (Outside Nevada)
                                                                        www.nynyhotelcasino.com


                               56 MGM Grand Inc.